4/18

06010340

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME EVN

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JAN 20 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3178

FISCAL YEAR 9-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 1/19/06

Energie
vernünftig
nutzen

EVN

Annual Report 2004/05


adds up.

Sales revenues


1,600
1,400
1,200
1,000
800
600
400
200
EUR m
1,014.7
1,113.9
1,082.1
1,207.3
1,609.5
00/01
01/02
02/03
03/04
04/05

EBITDA


350
300
250
200
150
100
50
EUR m
243.9
250.0
227.5
297.6
335.2
00/01
01/02
02/03
03/04
04/05

EBIT


150
135
120
105
90
75
60
45
30
15
EUR m
121.0
127.9
102.5
114.6
131.0
00/01
01/02
02/03
03/04
04/05

Earnings/share


4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
EUR
2.56
2.39
2.73
3.08
3.53
00/01
01/02
02/03
03/04
04/05

Dividend/share


1.2
1.0
0.8
0.6
0.4
0.2
EUR
0.70
0.70
0.75
0.95
1.15[1]
00/01
01/02
02/03
03/04
04/05

[1] Proposal to the AGM.

Book value/share


60
50
40
30
20
10
EUR
27.6
28.3
30.9
38.3
55.9
00/01
01/02
02/03
03/04
04/05



Key figures

		2004/05	2003/04	Change %	2002/03	2001/02	2000/01
Sales volumes							
Electricity	GWh	15,883	10,442	52.1	9,656	8,624	7,773
Gas[1]	m m^3	707	716	–1.3	1,072	1,895	1,322
Heating	GWh	1,033	967	6.8	877	786	721
Income statement							
Sales revenues	EUR m	1,609.5	1,207.3	33.3	1,082.1	1,113.9	1,014.7
EBITDA	EUR m	335.2	297.6	12.6	227.5	250.0	243.9
EBITDA margin	%	20.8	24.6	–	21.0	22.4	24.0
Operating result (EBIT)	EUR m	131.0	114.6	14.3	102.5	127.9	121.0
EBIT margin	%	8.1	9.5	–	9.5	11.5	11.9
Result before tax	EUR m	186.2	135.9	37.0	145.4	137.6	126.3
Group net result	EUR m	144.4	117.4	22.9	102.6	89.5	87.8
Earnings/share	EUR	3.53	3.08	14.7	2.73	2.39	2.56
Dividend/share	EUR	1.15[2]	0.95	21.1	0.75	0.70	0.70
Payout ratio	%	32.6	33.1	–	27.5	29.3	27.3
Balance sheet							
Balance sheet total	EUR m	4,739.6	3,732.0	27.0	2,993.8	2,803.9	2,498.6
Equity	EUR m	2,285.4	1,555.7	46.9	1,160.2	1,064.7	1,013.0
Equity ratio	%	48.2	41.7	–	38.8	38.0	40.5
Net debt	EUR m	673.8	429.3	56.9	347.0	441.9	342.1
Gearing	%	29.5	27.6	–	29.9	41.5	33.8
Cash flow and investments							
Cash flow from operations	EUR m	250.8	242.6	3.4	213.2	263.9	190.1
Investments in tangible assets	EUR m	192.6	168.8	14.1	228.0	161.7	157.7
Net debt coverage (FFO)	%	44.5	67.0	–	69.4	65.7	63.5
Interest coverage (FFO)	x	6.1	6.4	–	7.8	11.0	9.3
Employees							
Number of employees	Average	6,654	2,608	–	2,317	2,199	2,204
EBIT/employee	TEUR	19.7	43.9	–	44.3	58.2	54.9
Value added							
Capital employed	EUR m	3,645.0	2,896.4	25.8	2,229.5	2,066.2	1,802.8
Return on equity (ROE)	%	8.2	8.7	–	9.3	8.7	9.4
Return on capital employed (ROCE)	%	6.2	6.2	–	6.2	6.0	6.4
Return on net assets (RONA)	%	7.9	7.5	–	6.6	8.5	9.0
Share							
Share price at the end of September	EUR	75.0	41.5	80.7	36.2	44.0	42.1
Highest price	EUR	78.5	47.3	66.0	44.5	48.4	44.0
Lowest price	EUR	40.9	36.1	13.3	35.4	41.0	27.3
Market capitalisation	EUR m	3,066	1,697	80.7	1,361	1,653.0	1,581.0
Credit rating							
Moody's		Aa3, stable					
Standard & Poor's		A+, stable					

[1] From January 1, 2003, excluding gas trading and sales to large customers following transfer to EconGas.
[2] Proposal to the Annual General Meeting: EUR 1.00 plus EUR 0.15 as a bonus.

The strategy adds up.

2000

EVN defined its new strategy.

EVN's new approach focused on expanding its business activities above and beyond the electricity, gas and heating segments in Lower Austria, and to provide related services in Austria and abroad. The goal was to transform EVN from a regional energy supplier into an energy and environmental services provider in Central and Eastern Europe.



- Energy supply
- Drinking water/wastewater projects
- Waste incineration


Kohtla-Järve
Estonia
Moscow
Russia
Lithuania
Kaunas
Szczecin
Poland
Hecklingen
Germany
Austria
Slovakia
Dürnrohr
Maria Enzersdorf
Slovenia
Lasko
Bled
Zagreb
Croatia
Vodice
Bulgaria
Stara Zagora
Plovdiv
Cyprus
Nicosia

2005 Important targets have been reached

As a dedicated regional services provider, EVN now offers a broad-based portfolio of energy and environmental services to its customers in Austria as well as in numerous other markets in Central and Eastern Europe. In addition to electricity, gas and heating, EVN also provides water supply, wastewater treatment and disposal, waste incineration and other infrastructure services. For example, besides serving as an energy supplier in Austria and Bulgaria, the EVN Group operates drinking water and wastewater plants located in 23 cities in 11 European countries, and is simultaneously in the process of constructing a waste incineration facility for the City of Moscow.

Performance figures underline EVN's success.

Group sales revenues have close to doubled since 2000, whereas the number of customers and employees have tripled. There is also good news for shareholders: the market capitalisation of the EVN Group is EUR 3.1 billion, which is 182% above the value in the year 2000. Since the 1989 IPO of EVN, Total Shareholder Return has been an impressive 13.1% annually.

Contents

Highlights 2004/05

\+ 33.3% **sales revenues**
(EUR 1,609.5 m)

\+ 12.6% **EBITDA**
(EUR 335.2 m)

\+ 14.3% **EBIT**
(EUR 131.0 m)

\+ 22.9% **Group net result**
(EUR 144.4 m)

\+ 21.1% **dividend**
(EUR 1.00 plus EUR 0.15 bonus)[1]

- **Significant improvement in performance despite upward cost pressure**
- **Acquisition of majority stake in two Bulgarian electricity supply companies – integration proceeds successfully**
- **Strengthening of gas business through acquisition of majority shareholding in RAG Beteiligungs AG**
- **Strong expansion in the use of renewable energies in Lower Austria**
- **Growth of project business in the water and waste incineration segments**

[1] Proposal to the AGM

Business areas at a glance

EVN Group

Sales revenues/region


9.2%
15.4%
75.4%

- Austria
- Bulgaria
- Other countries

Sales revenues 2004/05: EUR 1,609.5 m

EBIT/region 2004/05


12.8%
11.1%
76.2%

- Austria
- Bulgaria
- Other countries

EBIT 2004/05: EUR 131.0 m

Sales revenues


1,500
1,200
900
600
300
0
1,113.9
1,082.1
1,207.3
1,609.5
01/02
02/03
03/04
04/05

EUR m

EBIT


150
120
90
60
30
0
127.9
102.5
114.6
131.0
01/02
02/03
03/04
04/05

EUR m


Energy supply
Drinking water/wastewater projects
Waste incineration
Kohtla-Järve
Estonia
Moscow
Russia
Lithuania
Kaunas
Szczecin
Poland
Heckingen
Germany
Essen
Windeck
Slovakia
Austria
Dürnrohr
Maria Enzersdorf
Slovenia
Laško
Bled
Zagreb
Croatia
Vodice
Bulgaria
Stara Zagora
Plovdiv

Electricity

- More than 770,000 customers in Austria
- More than 1.5 million customers in Bulgaria
- Annual sales volume of 16 TWh
- Own production capacity approx. 1,580 MW
- More than 100,000 km of transport and distribution lines


Revenues
1,000
800
600
400
200
0
556.5
608.1
659.7
974.1
01/02 02/03 03/04 04/05
EUR m

Gas

- Approx. 273,000 customers in Lower Austria
- Annual sales volumes over 700 m m³
- About 10,500 km transport and distribution pipelines
- Shareholdings in EconGas and Rohöl-Aufsuchungs-AG


Revenues[1]
500
400
300
200
100
0
417.2
304.1
259.5
254.6
01/02 02/03 03/04 04/05
EUR m

[1] From January 1, 2003, excluding gas trading and sales to large customers following transfer to EconGas.

Heating

- Approx. 32,700 customers in Lower Austria
- Annual sales over 1,000 GWh
- District and local, power-heat cogeneration plants, power station bleeding, biomass
- 37% share of production from biomass
- With 39 plants, EVN is Austria's largest biomass heating producer


Revenues
50
40
30
20
10
0
36.5
42.0
47.4
49.3
01/02 02/03 03/04 04/05
EUR m

Water/wastewater

- evn wasser: water supply in Lower Austria
- Indirect supply to about 470,000 customers
- Annual water sales volumes of about 24 m m³
- WTE: project business in 11 CEE markets
- Construction of 70 drinking water/wastewater treatment plants for around 10 million people


Revenues
150
120
90
60
30
0
18.7
21.4
119.2
131.0
01/02 02/03 03/04 04/05
EUR m

Waste incineration

- Waste incineration according to "Waste-to-Energy" concept
- First facility in Zwentendorf/Dürnrohr operating since 2004
- Annual capacity of about 300,000 tons
- International project business
- Construction of a waste incineration plant in Moscow


Revenues
100
80
60
40
20
0
32.5
81.9
01/02 02/03 03/04 04/05
EUR m

Other services

- Telecommunications
- Cable TV
- Broadband Internet
- Facility management
- Consulting & engineering


Revenues
100
80
60
40
20
0
52.8
77.9
51.3
64.7
01/02 02/03 03/04 04/05
EUR m

EVN: a leading energy and environmental services group

EVN is a leading, listed Austrian energy and environmental services group with headquarters in Lower Austria, the nation's largest federal province. The EVN Group provides its customers with electricity, gas, heating, water, waste incineration and related services on a one-stop shop basis by means of a highly advanced infrastructure.

As a growth-oriented company, EVN is endeavouring to share in the dynamic growth potential of the Central and Eastern European markets. By obtaining majority holdings in two regional electricity suppliers in South-Eastern Bulgaria, EVN successfully participated in the privatisation of the country's electricity industry.

EVN is also active in the water and waste incineration areas within Austria and in ten other CEE countries, through its network of fully-owned subsidiaries.

As a result of the realisation of synergies among the various business areas within the Group both in Austria and in other markets, sustainable value is to be created in the interests of EVN's shareholders, customers and employees.

The strategy adds up



from left to right: Herbert Pöttschacher, Burkhard Hofer, Peter Layr

Dear shareholder!

EVN can look back at the financial year 2004/05 as one of the most successful in the history of the company. The highlight was undoubtedly the acquisition of majority holdings in two Bulgarian electricity supply companies last January, enabling EVN to take a decisive step forward in its ongoing internationalisation efforts. In addition to the dynamic impetus resulting from this expansion drive, which has tripled our customer base in the electricity segment and doubled our electricity sales volumes to end customers, our waste incineration activities and project business in the water, wastewater treatment and waste incineration segments have increasingly had a positive impact on our revenues and results. These activities also account for the increase in the share of sales revenues derived from our Central and Eastern European business from 8% to more than 24%.

Strong performance

The solid growth figures for the past financial year underline the long-term, successful development of the EVN Group. Sales revenues climbed 33.3%, driven by an increase in revenues in all business areas. Operating result (EBIT) rose 14.3% compared to the previous financial year, to EUR 131.0 m. This demonstrates that EVN succeeded in compensating for the growing burden posed by high primary energy and electricity purchase costs as well as the purchase of additional CO_2-emission certificates. The financial result also improved considerably, which can be primarily attributed to the positive development of our Group investments. Result before tax was 37.0% higher, whereas Group net result was up 22.9%. Our success is also demonstrated by other figures: the equity ratio increased from 41.7% to 48.2% in the period under review. ROE was 8.2%, ROCE 6.2% and WACC 5.3%. On the basis of EVN's business performance, we propose to increase the dividend by 21.1% from EUR 0.95 last year to EUR 1.15 for the 2004/05 financial year.

The strategy adds up

In the last 15 years, EVN has successfully developed into a genuine multi-service utility. As a consequence, the company now offers the right products in the right markets. Our competence and services portfolio encompasses all services of general interest required on a daily basis, from providing people with energy and water to performing the most challenging tasks in the field of disposal. In the geographical areas supplied by our company, our Group forms the backbone of a modern way of life featuring up-to-date comforts, all of which can be enjoyed at the highest standards and at affordable prices.

EVN prevails despite unfavourable business environment

Through its performance in the financial year 2004/05, EVN has demonstrated that it is also in a position of achieving solid growth in revenues and business results, despite unfavourable conditions prevailing in the energy industry. The basis for this success is the resolute implementation of a group strategy, focusing on strengthening and expanding our core activities in the electricity and gas segments, a further expansion in our new business areas – water, wastewater and waste incineration – as well as an increasing internationalisation. The expansion of our business portfolio has become increasingly crucial as a means of ensuring the long-term profitability of our company, in particular when considered against the backdrop of market liberalisation, not only in the former EU-15 but in the new member states and future EU members as well.

Our Group, which had decisively expanded its portfolio and positioned itself in previous years, achieved important milestones in this past financial year, on its way to a further diversification and internationalisation of its business operations.

New Group structure

Decentralisation and flat hierarchies

Following the far-reaching changes in recent years, laying the groundwork for the future, EVN requires a suitable structural basis for its further development, in order to ensure the long-term success of its ambitious growth strategy. The primary goal of a new organisational structure is to optimise economies of scale, effectively exploit know-how and management expertise in the company, as well as promote an entrepreneurial work ethic in the individual business areas. This includes maximising the level of decentralisation and establishing a flatter hierarchy. The new structure took effect on October 1, 2005, at the beginning of the new financial year.

Bulgaria: fast-moving integration of new shareholdings

High potential of an EU accession candidate

At the outset of 2005, we successfully participated in the privatisation of the Bulgarian energy industry by acquiring two regional electricity suppliers. These acquisitions have not only enabled us to significantly expand our existing business in the energy sector, but they have also provided us with an opportunity to exploit the high potential of a dynamically growing market and candidate for future membership in the EU.

In the period under review, the integration process initiated immediately after the acquisition has made significant progress. In the first phase, management integration was the top priority. In the meantime, within the framework of a broad-ranging follow-up process, potential room for improvement has also been identified. We have merged central administrative functions in the Bulgarian companies, in order to create an effective structure for the two firms. The result is that both corporate headquarters have been operating in line with a unified structure since August 2005. Step-by-step, we are also establishing a two-tiered regional organisation, following the example set by EVN itself. Our aim is to create competitive structures as the basis for successfully expanding our business in the Bulgarian electricity market, which will be fully liberalised as of the year 2007/08. In this way, we will be in a position to ensure a reliable and reasonably-priced supply of electricity to our customers.

Strengthening our gas business

Gas production and storage

The acquisition of a majority stake in RAG Beteiligungs AG, which in turn has a 75% shareholding in Rohöl-Aufsuchungs-AG (RAG), is a major step forward in strengthening our natural gas business. As Austria's second largest oil and gas producer, RAG is not only highly successful and profitable, but also has extensive storage capacities at its disposal. With annual production levels surpassing 700 m m^3, the company accounts for 40% of Austria's domestic production of natural gas

Ongoing growth in the environmental segment

A dynamic expansion has taken place in the environmental business of the EVN Group, consisting of its water, wastewater and waste incineration activities. These areas are increasingly having a positive impact on our revenue and earnings growth, and also constitute an important additional line of business, particularly with regard to declining margins in the energy sector. In the past financial year, our environmental business accounted for 13.7% of total sales revenues and 31.2% of the operating result of the EVN Group.

Expansion of water business

We continue to identify a considerable growth potential in the water business, and have effectively positioned the company in recent years.

evn wasser: direct supply and wastewater business

In the province of Lower Austria, evn wasser succeeded in expanding its role as a direct supplier of water to end customers during the 2004/05 financial year, and also expanded its activities in the wastewater segment. The company achieved a major success recently, when it was awarded the contract to directly supply drinking water to 11,000 inhabitants in the municipality of Gerasdorf.

Our fully-owned subsidiary WTE is responsible for coordinating our international project business in the water segment. In addition to ongoing large-scale ventures in Moscow and Zagreb, the company succeeded in winning several new contracts during the period under review to implement a series of attractive projects in Poland and Estonia, two of the EU's new member states. WTE also concluded agreements recently to carry out interesting projects in Cyprus and Lithuania.

Waste incineration with bottom-line results

Europe's waste management industry is on the threshold of a new, dynamic era. Due to stricter environment protection regulations being imposed throughout the EU, waste has to be treated prior to its deposition. For this reason, waste incineration is clearly gaining in importance. We seized the opportunity early on to position ourselves in this market by constructing such a waste incineration facility in Lower Austria. This plant has been handling refuse and operating profitably since the beginning of 2004. We succeeded in developing an optimal environmental-technical solution based on the conversion of the steam generated during waste incineration into electricity in our neighbouring power station. The know-how we acquired in the implementation process is being applied to other projects as well, for example a waste incineration plant designed for the City of Moscow, with an annual capacity of 360,000 tonnes.

EVN invests in using renewable energies – wind and biomass

Tripling of windpower capacity

EVN has also been a trend setter in the field of electricity production, when it comes to reducing the use of natural resources or protecting the environment. The company is increasing investments designed to expand the environment-compatible production of electricity from renewable energy sources. By the middle of 2006, EVN plans to boost its current capacity of wind-generated electricity from 30 MW to 110 MW. At the same time, the company is in the midst of constructing two biomass-fired, combined cycle heat and power plants in Lower Austria. By the end of the year 2005, EVN will have committed EUR 130 million in this field.

Thermal power plant project in Germany

In March 2005, we took an important step forward in expanding and finding alternative sources to our own thermal power plant production capacity. Against the backdrop of a doubling of our electricity sales volumes to end customers, a general shortage of European production capacity and a high-price phase on the electricity market during the period under review, our priority is to increase EVN's own electricity generation. Working in close cooperation with STEAG of Germany, we are currently evaluating the feasibility of building a coal-fired power plant of 750 MW in Duisburg, Germany. If the project assessment proves to be positive, we will strive to initiate commercial operations of the new facility in the year 2010.

Oil, gas, CO_2-emission certificates

High price pressure in the energy sector

In regards to the overall business environment, it should be noted that price developments in the energy sector have put considerable pressure on our margins. There is no end in sight for the record price levels being obtained for crude oil on the global marketplace. In fact, prices have soared even higher recently. Similarly, the price of natural gas is tied to that of oil, meaning that purchase prices for gas have also risen corrrespondingly. In addition, fees paid for CO_2-emission certificates have risen considerably. In the emerging market for CO_2-trading, the shortage of available certificates has close to tripled prices since the beginning of 2005.

"Austrian Electricity Solution"

Parallel to these unfavourable price developments, the increasing oliogopolisation within Europe's energy industry has led to more intensive competition. Austria will also not be able to resist the prevailing trend, which will be further accelerated on account of the privatisation and liberalisation of the Central and Eastern European energy markets. The creation of internationally competitive strategic partnerships with the required critical mass is an essential prerequisite towards ensuring a long-term, independent national energy supply. Each country permitting or even promoting the emergence of such "national champions" (e.g. the Czech Republic, France, Germany, Italy, Portugal, Spain) demonstrates the importance of this step. For this reason, EVN has actively participated in the implementation of the "Austrian Electricity Solution". In the meantime, all the conditions imposed by the EU Competition Commission have been fulfilled. Following a phase of discussions concerning the usefulness for Verbundgesellschaft, the firm conviction once again prevails that an intensive cooperation between EnergieAllianz and Verbundgesellschaft will make an important contribution to the successful, long-term achievement of the corporate goals.

Diversification pays off

Further growth, increasing internationalisation

The 2004/05 financial year has clearly shown EVN's ability to compensate for the declining margins in the domestic energy sector. This has been achieved by developing new areas of business and penetrating new markets, thus increasing both revenues and results. Our strategy of geographical diversification and expansion of our service portfolio has been successfully tried and tested. We anticipate dynamic growth in our water and wastewater businesses as well as in the waste incineration segment in the years to come.

This expansion will serve as the basis for initiating a renewed internationalisation drive in our business activities. Our new shareholdings in Bulgaria serve as a valuable platform for extending our competence portfolio in the energy, water and waste incineration segments. We will also press ahead with developing our water and waste incineration project business in other Central and Eastern European markets.

The outlook for the EVN Group remains very favourable. Nevertheless, it would be wrong to assume that the coming years will match the extraordinarily positive development of our business in the 2004/05 financial year, due to the fact that the acquisition of our two Bulgarian subsidiaries resulted in an extraordinary leap in growth. In this regard, our proposal to the Annual General Meeting is a prudent one. We propose to split the distribution of profits for the 2004/05 financial year into a regular dividend and an additional bonus dividend. Irrespective of these developments, we expect further growth in sales revenues and earnings during the 2005/06 financial year. The main reasons are the first-time consolidation of our Bulgarian subsidiaries for an entire financial year, as well as the anticipated ongoing expansion of our water, wastewater and waste incineration business areas.

Burkhard Hofer
Speaker of the
Executive Board

Peter Layr
Member of the
Executive Board

Herbert Pöttschacher
Member of the
Executive Board

Maria Enzersdorf,
November 2005

Management and control

Corporate Governance

Commitment to Austrian Corporate Governance Code
As a modern, market-oriented and transparent company, EVN is committed to abiding by the principles of Corporate Governance. In this context, EVN is committed to upholding and adhering to the goals laid down in the Austrian Corporate Governance Code, orienting the management and control of the company towards achieving a long-term and sustainable rise in shareholder value and a high level of transparency for all stakeholders.

Unconditional adherence to L-rules

The standards specified in the Austrian Corporate Governance Code are divided into three categories. The first category (legal requirements), based on binding regulations, is to be observed by all Austrian listed companies. EVN also adheres to these rules unconditionally and without qualification. In regards to the C-rules (Comply-or-Explain), listed companies are to publish regular statements to disclose the extent of their compliance. EVN provides detailed information on any deviations from C-rules under **www.investor.evn.at/CorporateGovernance**. R-rules represent recommendations allowing deviations to occur without having to provide an explanation.

EVN Corporate Governance Code
EVN developed its own Corporate Governance Code in September 2003, in line with the Austrian Corporate Governance Code. Unlike the Austrian Corporate Governance Code, which due to the diversity of the companies involved must offer room for manoeuvre in many areas, the EVN Corporate Governance Code clearly regulates all the areas addressed, and thus dispenses with "should do" and "can do" guidelines.

Tailored to industry demands

The EVN Corporate Governance Code sets forth 67 concrete and binding rules tailored to the specific conditions prevailing at EVN and in the energy sector. Since the 2003/04 financial year, compliance with these rules has also been regularly subject to external evaluation.


784,000 x 3

In detail, the EVN Corporate Governance Code regulates matters relating to shareholders and the Annual General Meeting, the cooperation between the Supervisory and Executive Boards, the Executive Board (competences and responsibilities, conflicts of interest and own business activities, remuneration), Supervisory Board (competences and responsibilities, the appointment of the Executive Board, committees, conflicts of interest and own business activities, remuneration, qualifications and composition, decision-making powers), along with transparency and auditing (corporate governance clarity, accounting and publicity, investor relations, annual financial statement audit). Apart from ensuring a maximum level of internal and external transparency, important aspects include the "one share, one vote" principle and the allocation of well-defined rules for the composition and selection of corporate bodies. The stock options area is not regulated at present due to the fact that EVN does not possess such a remuneration system.

Ongoing improvements

EVN attaches particular importance to the monitoring of the ongoing development of corporate governance standards in the capital markets, in order to almost simultaneously undertake any required adjustments on the basis of legal developments and both in-house and third-party practical experience. In particular, the standards foreseen in the EU's Market Abuse Directive (2003/6/EG) are to be quickly incorporated into the EVN Corporate Governance Code.

The EVN AG Executive Board and Supervisory Boards declare their complete compliance with the Corporate Governance Code of EVN AG.

The Corporate Governance Code of EVN AG is available on the investor relations hompage at **www.investor.evn.at/CorporateGovernance**.

Executive Board
The EVN Executive Board consists of three members. In the case of the Supervisory Board not exercising its right to appoint the Chairperson or Speaker, the Executive Board itself shall elect a Speaker.


≈2.3m
electricity customers
EVN tripled the number of its electricity customers to 2.3 million, thanks to its acquisition of majority shareholdings in two regional electricity supply companies in Bulgaria. As a result, the EVN Group is well-positioned to profit from the dynamic economic growth of this potential new EU member state.

Company management

The Executive Board has the sole responsibility to manage the company, taking into account relevant legal regulations and the statutes laid down in the company by-laws, with the diligence and prudence of a dutiful, conscientious manager, and shall endeavour to work towards achieving corporate goals and promoting the well-being of the company by taking into consideration the interests of the shareholders, the employees and the general public. Additional guidelines are laid down in the EVN Corporate Governance Code as well as the new set of internal rules of procedure for the Executive Board, which were passed by the Supervisory Board on May 30, 2005.

Irrespective of the overall responsibility of the Executive Board, the Supervisory Board shall take account of the particular demands placed on the management to determine the composition of the Executive Board as well as the delegation of responsibility. Specified areas of the business are reserved for joint discussions and decision-making on the part of the entire Executive Board.

Moreover, certain business transactions require the express approval of the Supervisory Board as regulated by law, or a previous resolution passed by the Supervisory Board.

In accordance with organisational-legal regulations, the Executive Board is required to report to the Supervisory Board. Reporting standards also apply to Supervisory Board committees. The Executive Board's reporting obligation also encompasses regular information about business developments at the entire Group and matters of importance relating to Group subsidiaries.

Supervisory Board

The Supervisory Board exercises its job according to regulations laid down in stock corporation law as well as in the company's statutes. Additional guidelines regulating the behavior of the Supervisory Board are laid down in the new internal rules of procedure for the Supervisory Board, which were approved on September 14, 2005, as well as the EVN Corporate Governance Code.

Supervising the Executive Board

It is the particular responsibility of the Supervisory Board to supervise the work of the Executive Board, from whom they are authorised to demand a report at any time concerning all relevant aspects of business development at the company. Specified business transactions implemented by the Executive Board, as laid down in the Austrian Stock Corporation Act (§ 95 Section 1) or as determined previously by the Supervisory Board, require its formal consent.

Three committees

The Supervisory Board convenes as a plenum, inasmuch as individual matters of importance have not been delegated to committees set up by the Supervisory Board. At present, the following committees have been established, each of which is required to include at least three members of the Supervisory Board:

- The **accounting committee** is responsible for evaluating and/or preparing the Report of the Supervisory Board approving the financial statements and the consolidated financial statements, the proposal of the Executive Board in regards to the distribution of profits, and the Management Report pertaining to the company and the Group.

- The **personnel committee** consists of the Executive Committee of the Supervisory Board and deals with personnel issues pertaining to the Executive Board, including succession planning. The Executive Committee of the Supervisory Board consists of the Chairman and the two Vice-Chairpersons.

- The **working committee** is comprised of the members of the Executive Committee of the Supervisory Board and employee representatives. This committee is responsible for carrying out the specified tasks assigned to it by the entire Supervisory Board. In certain urgent cases, the working committee is authorised to give its consent to specified business transactions, on behalf of the Supervisory Board.

The Supervisory Board is authorised to set up other committees composed of its members with responsibility for preparing its consultations and resolutions, monitoring compliance with its resolutions or deciding upon relevant matters pertaining to business developments at the company, assigned to it by the Supervisory Board.

Directors' Dealings

There were no directors' dealings reported in the EVN Group during the 2004/05 financial year.

Auditing of the financial statements

Since the 2003/04 financial year, the auditing of the consolidated financial statements of EVN has been carried out by KPMG Alpen-Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna. 61% of the fees paid by EVN AG to KPMG Alpen-Treuhand-Austria-Group were for auditing, 39% for consulting services.

Internal control

At EVN, there exists an internal auditing department which reports directly to the Executive Board and to the accounting committee of the Supervisory Board. It is responsible for overseeing auditing and controlling throughout the EVN Group. In the past financial year, the internal auditing department focused on auditing Group subsidiaries and large investment projects, as well as evaluating truth, fairness and efficiency in accordance with existing regulations. These audits did not reveal any deficiencies, with the exception of mostly formal errors.

Compliance/preventing the misuse of insider information

Comprehensive set of rules

In fulfulling the regulations stipulated in the Austrian Stock Corporation Act and the Stock Exchange Act, the Austrian Compliance Code for the issuers of securities and the Directive of the European Parliament on insider dealing and market manipulation, EVN has developed a comprehensive set of rules designed to prevent the misuse of insider information. Several areas of EVN's business have been permanently designated as strictly confidential. When required, other specially-defined transactions or aspects of the business are temporarily defined as being subject to strict confidentiality. Moreover, the affected employees are given extensive training. Compliance and confidentiality are monitored and evaluated by a specially-designated compliance officer reporting directly to the Executive Board. In the 2004/05 financial year, the ongoing monitoring carried out by the compliance officer did not reveal any deficiencies.

Report regarding the evaluation of the declaration of the Executive and Supervisory Boards of EVN AG, Maria Enzersdorf, concerning compliance with the Code of Corporate Governance of EVN AG

We have evaluated the declaration of the Executive and Supervisory Boards of EVN AG, Maria Enzersdorf, concerning compliance with the Code of Corporate Governance of EVN AG in the version from September 2003. Adherence to the individual regulations and public reporting are the responsibility of the company's Executive and Supervisory Boards. Our task is to issue a report concerning adherence to the Code of Corporate Governance of EVN AG on the basis of an evaluation.

We conducted our evaluation in line with the regulations of the International Federation of Accountants (IFAC) for commissions relating to the completion of agreed audits in the case of financial information (ISRS 4400). These standards require that the evaluation be planned and performed in such a manner that reasonable assurance is achieved as to whether the declaration of the Executive and Supervisory Boards concerning the observance of the Code of Corporate Governance of EVN AG is free of material disstatement. The evaluation mainly consisted of questioning of the persons responsible, random checks on adherence to the Code of Corporate Governance of EVN AG and an assessment of the declarations provided.

During our evaluation, we did not discover any facts that contradicted the declaration of the Executive and Supervisory Boards concerning compliance with the Code of Corporate Governance of EVN AG.

Vienna,
December 14, 2005

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Johann Perthold m.p.
ppa. Maximilian Schreyvogl m.p.

Chartered accountants and tax consultants

Report of the Supervisory Board

Ladies and gentlemen!
The 2004/05 financial year was a very successful one for EVN. The expansion in Bulgaria, but also the extension of the Group's activities in the water, wastewater treatment and waste incineration segments in other Central and Eastern European markets, led to profitable growth, laying the groundwork for a positive future-oriented development of the EVN Group.

Supporting the Executive Board

The Supervisory Board has actively monitored and supported this development, within the framework of its designated responsibilities. The Supervisory Board convened for a total of five meetings during the period under review, one of which was held in Plovdiv, Bulgaria, on September 14, 2005. The fact that the meeting was held abroad underlined the particular importance of the new Bulgarian subsidiaries for the EVN Group. During the course of this session, the Group budget applying to the 2005/06 financial year was approved. The rate of attendance at the meetings was 90%. None of the members missed more than 50% of the meetings. The executive committee and the personnel committee each convened once during the period under review. The personnel committee met a total of four times in connection with the change in the composition of the EVN Executive Board during the period under review.


24.6%
CEE's share
of total
revenues.

International business operations accounted for 24.6% of total EVN revenues during this financial year, primarily because of EVN's market entry into the Bulgarian electricity industry, but also due to the acquisition of the water and wastewater specialist WTE in October 2003.

Extensive information

The reports submitted by the Executive Board provided the Supervisory Board with current and comprehensive information about all relevant issues of business development, including the risk situation, company risk management and the main Group companies. As a result of this reporting, the Supervisory Board was able to supervise and support the management activities of the Executive Board on an ongoing basis. This took place within the framework of the candid, thematic discussions between the Executive and Supervisory Boards. There were no reasons for objections.

Furthermore, the Supervisory Board gave its formal stamp of approval to specified transactions, as required. The most important decisions of the past financial year included the unanimous approval of a new organisational structure in line with the dynamic development of the EVN Group, new rules of procedure for the Executive and Supervisory Boards, as well as an increase in the shares of RAG Beteiligungs AG in exchange for EVN's shareholding in Kögáz, as a further step to strengthen EVN's gas business.

Financial statements 2004/05 approved

Following detailed scrutiny and discussions in the accounting committee as well as in the meetings of the Supervisory Board, the Supervisory Board approved the financial statements and the consolidated financial statements as at September 30, 2005, the respective Management Report as well as the proposals for the distribution of profits. The financial statements as at September 30, 2005, are thereby taken as approved pursuant to § 125 Section 2 of the Austrian Stock Corporation Act.

In closing, the Supervisory Board wishes to express its sincere gratitude to the Executive Board for its work in the 2004/05 financial year. It also extends its thanks and recognition to all employees for their endeavours and cooperation – and even greater commitment in the light of the ongoing integration of the new Bulgarian subsidiaries – in the interests of the company during the period under review.

Maria Enzersdorf,
December 14, 2005

On behalf of the Supervisory Board,



Rudolf Gruber
President of the Supervisory Board

Corporate bodies

Executive Board

Burkhard Hofer
Speaker of the Executive Board since March 7, 2005.
Born 1944, Doctor of Law. Joined EVN in 1980. Chairman of the EVN Board since March 2005.
Burkhard Hofer has executive responsibility for the strategic business units energy purchases and sales and environmental business, as well as for accounting, communications, controlling, corporate affairs, customer relations, finance, human resources, investor relations and purchasing.

Peter Layr
Member of the Executive Board.
Born 1953, Doctor of Technical Sciences. Joined EVN in 1978. Member of the EVN Board since October 1999.
Peter Layr has executive responsibility for the strategic business units network operations and Bulgaria, as well as environmental controlling, IT operations and safety.

Herbert Pöttschacher
Member of the Executive Board.
Born 1949, Degree in Surveying, Urban, Regional and Environmental Planning. Member of the EVN Board since July 1995.
Herbert Pöttschacher has executive responsibility for the strategic business unit power stations as well as the building and general administration and the internal auditing departments.

Rudolf Gruber
Chairman of the Executive Board until January 19, 2005.

Supervisory Board

Chairman
Rudolf Gruber[1) 2) 3)] (from January 19, 2005)
Chairman of the Board of EVN AG, ret.

Theodor Zeh[1) 2) 3)] (until January 19, 2005)
Director of the Lower Austrian Chamber of Commerce, ret.

Vice-Chairpersons
Stefan Schenker[1) 2) 3)]
Forestry engineer

Traude Dierdorf[1) 2) 3)]
Mayor of Wiener Neustadt, ret.

Members
Walter Aigner
Chairman of the Trade Unions Council, Spar Österreichische Warenhandels-AG,
St. Pölten headquarters

Edgar Führer
Chairman of the Stiftung Bürgerspital zu Horn Service-Betriebe GmbH

Norbert Griesmayr
Chairman of the Board, VAV Versicherungs-Aktiengesellschaft

Gottfried Holzer
Director of the Lower Austrian Chamber of Agriculture

Reinhard Jordan
Managing partner, Busatis GmbH
Vice-Chairman of the Lower Austrian Chamber of Commerce

Helmut Krünes
CEO, Austrian Research Centers GmbH – ARC

Robert Lehner (until September 30, 2005)
Head of the Economic Policy Department of the Lower Austrian Chamber of Labour

Franz Madl

Wolfgang Peterl
Mayor of Korneuburg

Gerhard Posset
Secretary, Lower Austrian Executive Committee of the Austrian Trades Union Council

Leopold Richentzky
Mayor of Stockerau

1) Accounting committee
2) Working committee
3) Personnel committee

Michaela Steinacker
CEO, ÖBB-Immobilienmanagement GmbH

All elected members of the Supervisory Board are independent of the company, and independent of the main shareholders of the company.

Employee representatives
Franz Hemm[1) 2)]
Chairman of the EVN Central Trades Union Council
Vice-Chairman of the Lower Austrian Chamber of Labour

Otto Krupka[1) 2)] (until May 12, 2005)
Vice-Chairman of the EVN Central Trades Union Council

Rudolf Rauch[1) 2)]
Vice-Chairman of the EVN Central Trades Union Council

Manfred Weinrichter[1) 2)]
Vice-President of the EVN Central Trades Union Council

Friedrich Jelinek (until May 12, 2005)

Otto Mayer (from May 12, 2005)

Helmut Peter (from May 12, 2005)

Leopold Rösel

Peter Ruis

Franz Ziegelwagner

Environmental Advisory Committee

Siegfried Ludwig
Governor of Lower Austria, ret.
(Chairman)

Wolfgang Berger
Member of the Austrian Administrative Court

Reinhard Dayer
Mayor ret., National CEO, Naturfreunde Österreich

Wolfgang Frank
Dr. Frank Management Consulting KEG

Rudolf Friewald
Mayor of Michelhausen
Member of the Lower Austrian provincial parliament

1) Accounting committee
2) Working committee
3) Personnel committee

Helmut Frisch
Head of the Institute of Economics and Business Computing, Vienna University of Technology,
Chairman of the National Debt Committee

Albert Hackl
Lecturer, Institute for Process Engineering, Environmental Engineering and Technical Biosciences, Vienna University of Technology

Walter Hatak
Consultant

Ernst Höger
Deputy-Governor of Lower Austria, ret.

Oswald Jahn (until April 15, 2005)
Specialist for internal medicine
Head of the EVN occupational health care service

Herbert Kaufmann
Chairman of the Board, Flughafen Wien AG

Heinz Kaupa
Member of the Board, Verbund-Austrian Power Grid AG

Helmut Kroiss
Head of the Water Quality Management Department, Vienna University of Technology
Chairman of the Austrian Water and Waste Management Association

Hermann Kühtreiber
Mayor of Zwentendorf

Günther Leichtfried
Mayor of Wieselburg
Member of the Lower Austrian provincial parliament

Herbert Peninger
Director, Stadtwerke Amstetten, ret.

Adolf Stricker
Executive Chairman, Lower Austrian Board of Education

Paul Weiß
Farmer

Heinz Zimper
District head, District of Wiener Neustadt

Employee representatives
Leopold Buchner

Helmut Peter (until May 12, 2005)

Monika Fraißl (from May 12, 2005)

Risk management

As an energy and environmental services provider, EVN is subject to various risks, which are inseparately linked to the overall legal framework, the competitive business environment and the fluctuations of energy and raw material prices. EVN counterbalances risks through a policy of targeted financial and energy risk management. This puts the company in a position to identify both opportunities and risks at an early stage, and to immediately take appropriate steps in response.

Risk organisation

Binding, Group-wide system

Risk management work is primarily carried out by the company's own strategic risk control staff unit. Together with the risk management committees in the operative business units, it supports the Executive Board in making decisions regarding EVN Group risk policies. The key components of EVN's risk management policy are regulated by guidelines which are binding for all operative business units and companies within the EVN Group. In addition to the principles governing risk management, the most important priorities of these guidelines are establishing risk limits, monitoring and controlling risks as well as promoting a broad-based awareness of risks among all employees.

In the interest of ensuring a long-term increase in corporate value, EVN employs a multi-phase, integrated planning and control system, on the basis of which economic success is periodically measured and controlled using pre-determined targets as the starting point. Periodically, any deviations from the planned targets in the actual business development are identified and analysed, so that risks are quickly determined and suitable countermeasures can be initiated. Through regular reporting, the Supervisory Board of the EVN Group is integrated in this process.

Risk profile

Change through internationalisation

The acquisition of the two Bulgarian electricity supply companies ERP Plovdiv and ERP Stara Zagora, as well as an expansion of the environmental project business, have changed the risk profile of the EVN Group. The Group results will be increasingly impacted by the economic development of EVN's Central and Eastern European subsidiaries. The integration of the acquired shareholdings poses an additional challenge. On the other hand, the increasing diversification of the competence and service portfolio of the EVN Group provides an opportunity to proactively take advantage of business opportunities by optimising synergies, and, at the same time, by minimising risks. In the light of the above-mentioned changes, EVN has changed the Group's organisational structure and internal reporting processes in the period under review.

Risk categories

The main risks which EVN and the companies in the EVN Group are subject to are counteracted by a series of specific hedging measures:

- **Market risks**

Sales, sourcing and price risks

EVN operates within the framework of an intensely competitive environment, due to the liberalisation of the energy markets and the related, sharp increase in competition. The primary results are sales, sourcing and price risks. In order to reduce the impact of these risks, EVN has stepped up the utilisation and expansion of its own production facilities, and also counteracts risks through appropriate trading activities and an active portfolio management. For example, the risks derived from trading in CO_2-emissions are controlled within the framework of ongoing portfolio optimisation. Although the effects of the Emissions Trading Act cannot be fully assessed at this time, EVN already has to take the regulations into account when constructing new plants and facilities. This is due to the fact that selecting an appropriate location as well as specifying the capacities of the respective facilities are dependent on obtaining a sufficient allocation of emission certificates.

Sales risks are counterbalanced by EVN through mergers and strategic business partnerships as well as by acquiring shareholdings both in Austria and in other countries. A key aspect of EVN's risk policy is an expansion of its product and service portfolio in its core business areas. More extensive market activities contribute to attracting new customers and ensuring customer loyalty.

An independent risk committee deals with the specific risks arising from the supply and trading of energy. Its primary responsibilities are an ongoing monitoring of relevant markets, careful selection of suppliers and working out long-term general agreements and hedging strategies.

- **Sectoral risks**

Changes in the overall business environment

Sectoral risks primarily consist of changes in the political and legal framework. EVN must continuously take the prevailing conditions into account in the same way as other utility companies do. EVN is dealing with the increasing regulatory pressure, aimed at keeping tariffs down in several business areas, by taking appropriate business and technical measures.

- **Service and operational risks**

EVN operates the most technically advanced facilities designed to produce and distribute energy. Long-term reliability is the pre-requisite for keeping them in service. The company counteracts such operational and contingency risks with strict maintenance and quality controls combined with constant monitoring, maintenance and repair work. EVN also limits the potential effects of any damage by extensive insurance coverage. IT risks are hedged as far as possible by installing modern security systems.

- **Financial management risks**

Active treasury management

EVN counteracts foreign currency, interest and liquidity risks through active treasury management, for which detailed Group directives and limits have been established. The hedging of financial management risks is generally implemented on a centralised basis. Derivative financial instruments are also employed, subject to constant monitoring in order to ensure compliance with existing limits. Such transactions are only carried out in cooperation with banks enjoying a top credit rating, as a means of minimising risks in connection to business partners.

After transactions are concluded, they are immediately incorporated into the risk management system, which enables the company to develop a daily overview of all important risk factors. The financial risk situation of EVN is evaluated according to the value at risk benchmark.

- **Investment risks**

Growing importance of subsidiaries

Against the background of EVN's establishing a new Group organisational structure and the increasing importance of its shareholdings, particularly in Bulgaria, EVN is paying increasing attention to risks associated with its Group investments. For this reason, the risk management processes of the Group attach particular importance to monitoring EVN's shareholdings. The strategic risk control staff unit, whose work is oriented to the risk structures of the Group, is responsible for risk controlling of Group subsidiaries. In addition to regularly-held impairment tests, EVN has developed its own shareholding information system to minimise these specific risks.

- **Project risks**

Increase of project business

EVN Group's expanded project work in the environmental business as well as in the construction of power stations requires the company to expand its project risk management activities. In this regard, risk analysis is a particularly essential tool, together with project controlling, which is vital as a means of acting in a timely fashion to counteract any negative developments. Simultaneously, a broad range of measures is being taken to alleviate contingency risks arising from business partners. Project risk management aims to spread risks as broadly as possible, and create a balance of portfolio risks among the individual projects.

General risks

At present, EVN does not see any risks whose impact could potentially endanger the existence of the company. The functional capacity and the procedures of the risk management system are scrutinised by the internal auditing department as well as the Group auditors.

Company and strategy

Strategy

The most important strategic goal of the EVN Group, in its capacity as an independent, listed energy and environmental services provider coordinating business operations from its headquarters in Lower Austria, is to achieve a leading market position in selected Central and Eastern European markets, and maintain this leadership on a long-term basis.

Focus on targeting clearly-defined business areas and regions

To achieve this, EVN's strategy is concentrated on four main areas:

- Further growth in energy sales and distribution
- Autonomy in power generation and network services
- Expansion of the water businesses
- Growth in the waste incineration segment

Considered on a regional basis, the Group is focusing its efforts on the following markets:

- Austria
- Bulgaria
- Other countries in Central and Eastern Europe

One-stop energy and environmental services

Energy, water, waste incineration

As a customer-oriented provider of energy and environmental services, the EVN Group now operates successfully in a total of eleven countries. Apart from the integrated supply of electricity, gas and heating, the company's portfolio also encompasses water supply, wastewater treatment and disposal, waste incineration and other infrastructure services, all of which possess dynamic growth potential.

The combination of these business areas enables EVN to reap the benefits of cost advantages, but also provides customers with the opportunity to obtain a complete range of energy, water and infrastructure services on a one-stop shop basis. At the same time, based on the activities of its individual business areas, EVN also has the chance to expand its service portfolio into a broad range of other energy-related and complementary services, for example in the water and wastewater segments.



EUR 13.9 +440%
initial share price
Since the Initial Public Offering of EVN in the autumn of 1989, shareholders have been able to profit from a 13.1% annual rise in value. In this period, the share price alone has climbed more than five-fold.
The strategy adds up.

Further growth in energy sales

In addition to strengthening and consolidating its position on the domestic market, EVN is striving to further expand its energy business in the dynamically-growing markets of Central and Eastern Europe. By establishing EnergieAllianz in 2000, in which EVN has a 31.5% stake, it was possible to create a company with approximately four million electricity and gas customers in Austria, a size with the critical mass required to ensure its future-oriented competitiveness.

Focus on Bulgaria

The Bulgarian market will be the focal point of the EVN Group's growth drive in the upcoming years. By acquiring a majority shareholding in two regional Bulgarian electricity supply companies at the beginning of 2005, EVN now provides energy to 1.5 million Bulgarian customers. With this basis as a starting point, the Group's medium-term target is to boost the number of Central and Eastern Europe customers to some three million.

In the gas segment, EVN currently serves about 273,000 customers in Lower Austria. The company plans to gradually expand its customer base in the gas business by emulating the region-wide Lower Austrian supply model in Bulgaria, too. The goal is to develop complete regional coverage in those Bulgarian regions in which EVN supplies electricity.

This target also applies to the heating area. EVN currently serves about 33,000 customers. Their number is to be increased, primarily through further expansion in Lower Austria as well as the acquisition of existing heating networks in Bulgaria.

Modern network service provider

As an operator of electricity, gas, heat, water and telecommunication services, EVN has invested in a high-quality, sustainable infrastructure, thus establishing the basis for a functional supply system. Today, the company is a modern, highly efficient and reliable supplier of network services. In the regulated market for electricity and gas network services, EVN will reply on further cost optimisation, ensuring the secure supply of public services. In regards to the newly-acquired Bulgarian subsidiaries, the priority will be to modernise the existing infrastructure in the years to come.


dividends
13.1% p.a.
total shareholder return

Strategic partnerships in electricity and gas segments

40%–60% own power generation capacity

Organic growth

"Waste-to-Energy"

Strong position in a liberalised European energy market

Against the background of the deregulation of the European electricity and gas markets, EVN has sought to enhance its corporate competitiveness by concluding new strategic partnerships in the electricity and gas segments. In the year 2000, the EnergieAllianz was established in cooperation with other regional Austrian suppliers. The next step took place in 2003, marking the operational start of EconGas, a joint venture for gas trading and large customer sales set up by the EnergieAllianz partners along with OÖF and OMV. Moreover, in the meantime, all anti-trust stipulations for the realisation of the "Austrian Electricity Solution" have been fulfilled.

In both areas, major segments of the energy business of the different partners are being merged and integrated into newly-formed joint companies focusing on sourcing, trading and large customer service. As a consequence, EVN and its partners have succeeded in consolidating their position on a sustainable basis, and creating an excellent platform for additional activities in the new CEE markets. The main priority is fully optimising synergies derived from the close cooperation of the partner companies.

Autonomy of supply

In order to achieve an optimal balance between electricity sales and production, EVN's medium-term goal is to generate 40%–60% of the required electricity from its own power plants. In addition to ensuring the ongoing optimisation of capacity and efficiency and a continuous reduction of emissions at its power generation facilities, the company plans to acquire or newly construct additional, thermal and hydropower generation plants.

EVN is also expanding its current volume of wind-generated electricity from 30 MW to 110 MW. In this way, the EVN Group is continually striving to achieve the highest possible utilisation of environmentally-compatible, renewable energy sources, whose share of Austrian-based production by the EVN Group is expected to climb to some 30–35% in the medium term.

In the gas business segment, EVN succeeded in reducing its dependency on market price fluctuations in the period under review by increasing its indirect holding in Rohöl-Aufsuchungs-AG from 30% to 37.5%.

Expansion of water business

EVN's water business strategy is targeted to extend its activities and portfolio of services to cover the entire value-added chain. First and foremost, WTE Group will participate in the dynamic development of the water markets in Austria, Germany and the high-potential growth markets of Central and Eastern Europe, serving as a partner to local government and industry, as well as further enhancing its already solid position.

evn wasser is responsible for coordinating the Group's activities in Lower Austria's regional water business. EVN's strategy in this segment is designed to boost the number of inhabitants directly supplied with drinking water, as well as to expand its wastewater activities.

Growth in the waste sector

In the waste sector, EVN Group aims to take advantage of the "Waste-to-Energy" know-how acquired during the completion of the waste incineration plant in Dürnrohr, constructed by AVN. This expertise will be applied to follow-up contracts received in other countries. EVN has made considerable progress in implementing the first such project, a similar waste treatment facility in Moscow. Other potential projects are under review.

New Group structure

The EVN Group has grown considerably in recent years, a development attributable to an expansion into new business areas and a series of acquisitions, notably evn wasser, the WTE Group and most recently two Bulgarian electricity supply companies. Following these far-reaching changes laying the groundwork for the future, EVN requires a suitable structural basis for its further development, in order to ensure the long-term success of its ambitious growth strategy.

Optimising efficiency, promoting entrepreneurial spirit

The main goals of the new organisational structure are to optimise economies of scale, effectively exploit know-how and management expertise in the company, and promote an entrepreneurial work ethic in the individual business areas. This also involves maximising the level of decentralisation and further flattening hierarchies.

In order to achieve these goals, the management organisation of the entire EVN Group has been further developed in the direction of establishing a clearly defined, future-oriented corporate structure. The new organisation took effect at the beginning of the new financial year, on October 1, 2005.

In principle, the new EVN organisational structure sets up two different levels of management: on the one hand, there are five **strategic business units** which encompass EVN's core business activities:
- **Production**
- **Networks** (transport of electricity and gas in Austria)
- **Sales and distribution** (supply of end customers in Austria with electricity, gas and heating)
- **Bulgaria** (supply of end customers with, and distribution of electricity in Bulgaria)
- **Environmental services** (water, wastewater and waste incineration)

The other dimension of the new organisational structure involves the **administrative functions of the Group**, operating on behalf of all the individual strategic business units.

As a response to the legally binding unbundling of the electricity and gas networks, the entire electricity and gas network of EVN in Austria will be transferred to the newly-established company EVN Netz GmbH.

EVN share and investor relations

The EVN share

Predominantly favourable international environment

Double-digit growth in Europe

In the beginning of the period under review (October 2004–September 2005), the international stock markets were characterised by a post-election rally typical for election years in the USA. At the beginning of 2005, this positive trend subsided and was superseded by a lateral movement. The global stock exchanges then gained momentum thanks to favourable corporate results, leading in particular to double-digit growth in European share indices. In total, during EVN's 2004/05 financial year, the European EuroStoxx share index posted a rise of 22.2%. In contrast, the Dow Jones index only showed a rise of 4.8% due to extensive inflation fears and the ensuing rise in interest rates imposed by the U.S. Federal Reserve.

Above-average growth on the Vienna Stock Exchange

ATX climbs 69.2%

The ATX index of the Vienna Stock Exchange, whose development was similar to the CEE share indices, posted a rise of 69.2%, once again clearly surpassing the most important international indices. Contrary to developments on other international stock markets, the Vienna Stock Exchange was at record heights throughout the entire period under review. This trend was primarily propelled by the above-average business performance, in international comparison, of companies listed on the Vienna Stock Exchange. Moreover, the geographical proximity to the dynamically growing economies of Central, Eastern and Southeastern Europe also had a positive impact. A total of eight countries in this region, four of which are in the direct vicinity of Austria, joined the EU in 2004. As a result, the favourable economic-geographical perspectives of companies listed on the Vienna Stock Exchange attracted the attention of international investors even more.

The attractiveness of the market, which was stimulated by new listings and capital increases, once again resulted in a significant increase in total trading volume on the Vienna Stock Exchange. During the 2004/05 financial year, total turnover on the cash market in comparison to the preceding year almost doubled to close to EUR 5 bn per month on average.

EVN share surpasses European utilities

Value of EVN share up 80.7%

The EVN share was characterised by a highly dynamic performance in the 2004/05 financial year, gaining 80.7% in value and clearly outperforming both the ATX and the average share price levels of other European utility companies. The Dow Jones Euro Stoxx Utilities sector index also developed positively in the period under review, registering growth of 32.7%. Following a series of new all-time highs, the EVN share reached the highest level in its history on September 22, 2005, closing at EUR 78.5. At the closing date on September 30, 2005, the EVN share traded at EUR 75.0, slightly under the record share price posted a few days earlier, whereas the market capitalisation of the EVN share amounted to EUR 3.1 bn.

The positive share price development of the EVN share was supported by the company's favourable interim results, as well as a repeated increase in the earnings outlook and share price expectations by investment analysts. During the year, Bank Austria, Erste Bank and Raiffeisen Centrobank all announced buy recommendations on EVN stock. The main arguments in favour of investing in EVN shares continue to be its good strategic positioning, the company's expansion in Bulgaria, the dynamic development of the environment business and the high increase in value of EVN's shareholding in Verbund.

Significant increase in trading

The turnover in EVN shares during the period under review also increased significantly. On average, some 19,000 EVN shares were traded on the Vienna Stock Exchange daily. Total turnover in EVN shares amounted to EUR 541 m during the 2004/05 financial year, an increase of 224% compared to the previous year and the highest level achieved over the previous five-year period. Turnover in EVN shares amounted to 0.9% of total Vienna Stock Exchange trading volume during the period under review. At the closing date on September 30, 2005, the ATX weighting of the EVN share was 3.10%. OTC trading in EVN shares reached a volume of EUR 408 m in the 2004/05 financial year.

Delisting in Frankfurt and Munich

Since 1991, the EVN share had not only been listed on the Vienna Stock Exchange but also on the Frankfurt and Munich securities exchanges. However, these stock markets contributed less than 1% to the total average daily trading volume of EVN shares. Therefore, after a formal request initiated by EVN, the EVN share was delisted on the Frankfurt and Munich exchanges, effective August 13, 2005. As a result, costs and administrative expenditure were reduced, without any adverse effect whatsoever on the tradeability, transparency or reporting standards in relation to the EVN share. In the light of the electronic tradeability of the EVN share via the internationally linked XETRA® system, the termination of the two listings focuses the liquidity of the company on the Vienna Stock Exchange and benefits all market participants.

EVN share price – relative development


Base: October 1, 2004
200
180
160
140
120
100
%
Oct
Nov
Dec
Jan
2005
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
EVN closing price
ATX
Dow Jones Euro Stoxx Utilities

Shareholder structure


13.3%
6.0%
51%
29.7%

- NÖ Landes-Beteiligungsholding GmbH
- EnBW
- Raiffeisenlandesbank Oberösterreich
- Free float

Base: filings according to Austrian stock exchange regulations and representation at the AGM.

Proposed dividend of EUR 1.15 for 2004/05

Moody's: Aa3
Standard & Poor's: A+

Shareholder structure

On the basis of Austrian constitutional law requirements, the province of Lower Austria is the majority shareholder of EVN, with a stake of around 51%. In addition, the German utility company EnBW Energie Baden-Württemberg AG has a holding of 29.7%, and Raiffeisenlandesbank Oberösterreich one of 6.0%. The remaining 13% of shares make up the free float. Around 0.3% of stock is held by EVN employees.

In May 2005, EnBW announced its intention to raise its shareholding in EVN to more than 25%. On October 12, 2005, it was officially announced that EnBW had increased its holding in EVN to 29.7%.

Share buy-back

The 76th Annual General Meeting of EVN, held on January 19, 2005, passed a resolution formally giving authorisation to EVN's Executive Board to buy back EVN's own shares amounting to a maximum of 10% of the company's equity capital within a period of 18 months. Due to the excellent share price development of the EVN share, the Executive Board has not yet made use of its share buyback authorisation.

Dividend policy

EVN's dividend policy is directed towards sustained, continuous development. Apart from accounting for long-term growth prospects and future investment and financing requirements, it endeavours, above all, to provide an appropriate return for company shareholders. Accordingly, EVN seeks a continuous rise in the dividend payout ratio. Following the increase in dividends in the previous years, the Executive Board proposes to the Annual General Meeting that the dividend for the 2004/05 financial year be further raised by 21.1% to EUR 1.15 (EUR 1.00 plus EUR 0.15 bonus dividend). This corresponds to a payout ratio of 32.6%.

Stable credit ratings

After the presentation of EVN's business results for the 2003/04 financial year, the long-term credit rating of Moody's for EVN was confirmed at a level of Aa3. The outlook was altered from negative to stable, due to the favourable development of the company's business results and the stability of EVN's core public shareholder. Standard & Poor's also maintained its credit rating at A+ (stable outlook). This means that EVN is one of the most highly-rated European utility companies. The spread of EVN issues on the secondary market tightened even further in the 2004/05 financial year. This can be attributed primarily to the good and stable ratings, but also to the generally positive market developments.


30 x
110
MW
wind-generated
production capacity
Between the beginning of 2005 and the middle of 2006, EVN will more than triple its wind generation capacity from 30 MW to 110 MW. EVN is increasingly investing in the environmentally-friendly utilisation of renewable energy sources.

The EVN share

Index weighting	
	September 30, 2005
ATX (Austrian Traded Index)	3.10%
ATX Prime	2.78%
WBI (Vienna Stock Exchange Index)	3.02%

Performance				
		2004/05	2003/04	2002/03
Share price at the end of September	EUR	75.0	41.5	36.2
Highest price	EUR	78.5	47.3	44.5
Lowest price	EUR	40.9	36.1	35.4
Value of shares traded[1]	EUR m	541	167	107
Average daily turnover[1]	Shares	19,301	7,927	5,361
Share of total turnover[1]	%	0.87	0.54	0.60
Market capitalisation at the end of September	EUR m	3,066	1,697	1,361

[1] Vienna Stock Exchange

Value added				
		2004/05	2003/04	2002/03
Earnings/share	EUR	3.53	3.08	2.73
Dividend/share	EUR	1.15[1]	0.95	0.75
Cash flow/share	EUR	6.13	6.36	5.67
Book value/share	EUR	55.9	38.3	30.9
Price/earnings	x	21.2	13.5	13.3
Price/cash flow	x	12.2	6.5	6.4
Price/book value	x	1.3	1.1	1.2
Dividend yield	%	1.5	2.3	2.1

[1] Proposal to the AGM.

Basic information	
Share capital, denomination	EUR 99,069,392.62 40,881,455 non-par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Telerate); EVNVY (ADR)
Stock exchange listings	Vienna
ADR programme; depositary	Sponsored level one ADR program (5 ADR = 1 share); Bank of New York
Ratings	Aa3, stable (Moody's); A+, stable (Standard & Poor's)

Investor relations

Trust through information

The goal of EVN's investor relations activities is to maintain an active dialogue with investors and analysts on a regular basis. Providing up-to-date and comprehensive information as well as gaining the confidence of all target groups constitutes the basis for achieving a fair valuation of the EVN share. The basic principles underlying EVN's investor relations activities are simultaneous, open and comprehensive communications with all market participants, a high degree of transparency and pro-active reporting. In this regard, EVN not only implements extensive quarterly reporting, but also communicates by providing online information, publishing capital market announcements, and conducting road shows, analyst presentations and private shareholder events.

The highlights of investor relations activities during the past financial year were EVN's participation in a series of investment conferences organised by Austrian banks as well as investor meetings, symposiums and road shows in cooperation with international brokerage houses.

Focus on continental Europe and Great Britain

EVN's shift in the regional focus of its IR activities in recent years towards an emphasis on targeting the financial community in continental Europe has proven to be highly successful. The increasing interest of investors in this region has also resulted in growing demand on the part of investors from the Anglo-Saxon part of the world.

At present, the EVN share is covered by Bank Austria-Creditanstalt (Vienna), Erste Bank (Vienna), Helaba (Frankfurt), IXIS Securities (Paris) and Raiffeisen Centrobank (Vienna).

In order to maintain a good relationship to retail shareholders, EVN once again hosted an event for private investors in 2005, in which this target group was provided with detailed information about the latest developments relating to the EVN Group. All shareholders were invited to attend an event held in Vienna's MuseumsQuartier (a large cultural complex) in September 2005. Subsequently, the participants had the opportunity to view the EVN Art Collection, which was presented in the Vienna Museum of Modern Art on the occasion of its tenth anniversary.

International award for EVN Online Annual Report

EVN was granted a prestigious award for its Online Annual Report for the 2003/04 financial year. Within the framework of the internationally renowned IR Global Award, it was given the 1st Prize for the world's best online annual report for an energy and water supply company. The decision was made by a jury of international capital market experts (JPMorgan, KPMG and Linklaters). A total of 426 companies from 42 countries took part in the 7th annual IR Global Award. The official awards ceremony was held in London on February 2, 2005. The prize follows EVN's nomination in the preceding financial year for the IR Best Practice Awards in the "Best European IR Websites 2004" category by the Investor Relations Society, and represents further international recognition of EVN's successful investor relations work.

We would like to extend a cordial invitation to you to visit our investor homepage. You will find all relevant information, such as current reports, press releases, price trends, financial calendar and much more at **www.investor.evn.at**. In addition, we offer numerous services tailor-made to fulfil the specific needs of investors.

Financial calendar 2005/06	
77th AGM	January 12, 2006
Ex-dividend day	January 17, 2006
Dividend payment	January 23, 2006
Result Q. 1 2005/06[1]	February 28, 2006
Result HY. 1 2005/06[1]	May 30, 2006
Result Q. 1–3 2005/06[1]	August 29, 2006
Annual results 2005/06[1]	December 12, 2006

[1] Preliminary

A sustainable approach

Sustainability as a long-term corporate concept

Broad-based responsibility for people and the environment

Long before "sustainability" was used as a concrete term, or became a comprehensive concept, EVN had already oriented its activities towards the idea of a durable, long-lasting approach to business management. Above all, the reasons for this decision related to EVN's specific role in the area of essential public services, and the related high level of responsibility to people and the environment. EVN services are both part and parcel of the modern industrial society and its natural backbone, which clearly sums up the scope and weight of the responsibilities involved.

The commitment to sustainability is the most important premise underlying all EVN activities. Group activities are not measured in terms of proof of performance, but rather on the basis of long-term responsibility to future generations. EVN considers its main challenges to be the creation of lasting value for customers and shareholders, a conservationist approach to natural resources, providing employees with an attractive workplace and the simultaneous fulfilment of its responsibilities in the social sphere.

New EVN Group CR management

Starting with Lower Austria, EVN's traditional market, the concept of a sustainably-oriented corporate management is to be more firmly anchored in the entire Group, which has expanded so much in recent years. For this purpose, a new CR (Corporate Responsibility) management department reporting directly to the Executive Board was established during the last financial year within the framework of the Group's new organisational structure. Its goal is to develop a unified CR strategy for the entire EVN Group. In this connection, EVN joined the UN Global Compact in September 2005. This reflects the trend for companies which are increasingly operating on a global basis, such as EVN, to orient their decisions and policies to international agreements.

Special focus on environment protection

One particularly important aspect of sustainability, especially in the case of an energy supplier, is a responsible use of natural resources. Prior to the concept of environment protection becoming established, EVN had already initiated programs aimed at achieving an equilibrium between economic and ecological interests. Among other aspects, these efforts incorporate the highest possible use of environmentally-friendly hydroelectric and wind power, the generation of electricity and heat from biomass and the application of the latest environmental and generation technologies. Virtually all of EVN's thermal power stations are now accreditated, with the result that the company also possesses a holistic environmental management system.

Confirmation through acceptance into sustainability indices

FTSE4Good, Ethibel, VÖNIX

The endeavours of EVN in line with sustainability-oriented corporate management have received confirmation in the form of acceptance into related, specialised indices. These enable sustainability-oriented investors to make targeted investments in companies which fulfil globally recognised standards in regards to environmental and stakeholder responsibility. In August 2005, EVN's membership in the FTSE4Good index was renewed. The company is also represented in the Ethibel Sustainability Index (ESI). In October 2005, EVN was also included in VÖNIX, the newly-created Austrian sustainability index, incorporating listed Austrian companies which are leaders in terms of their social and ecological performance.

EVN wins Austrian CSR ranking

These initiatives are also reflected by EVN's excellent ratings in international sustainability rankings. Most recently, it was rated first among 70 companies in the Austrian CSR ranking "Companies with Responsibility", which was carried out for the first time. As a consequence of these positive evaluations, EVN is continually being recommended by leading financial services companies as a worthy investment from an ecological and social point of view.

Comprehensive reporting

Regular reports since 1990

EVN has been providing regular information concerning its initiatives in these areas since 1990, in the form of its annual Environmental Report, which from 2002 onwards has been published in an extended version as a Sustainability Report. EVN was one of the first Austrian companies to report upon the sustainability of its activities, incorporating the level of transparency demanded by international standards.

Three focal points: economy, ecology, society

EVN's comprehensive understanding of sustainability-oriented company management is documented by the Sustainability Report 2004/05, published in conjunction with this Annual Report. The Sustainability Report focuses on three areas, economy, ecology and society, and provides an overview of the various EVN Group initiatives. Extensive coverage is also granted to issues such as Corporate Responsibilty (CR) management, dialogue with stakeholders and climate protection. In addition, research and development, environmental services, initiatives for employees and EVN's commitment to specific social issues within its corporate environment are also important topics. As ambassadors equipped with the company-specific EVN Group know-how, employees naturally constitute a major factor ensuring sustained, successful business performance. Therefore, the initiatives undertaken in their interest are also described in detail.

If you have not received the EVN Sustainability Report 2004/05, it can be ordered at any time on the Internet at **www.investor.evn.at**.

Comprehensive sustainability homepage

Quick, interactive information

Parallel to this report, EVN also provides comprehensive information online about its initiatives in the interest of a sustainability-oriented corporate management at **www.responsibility.evn.at**. This homepage, which went online in the fall of 2004, meets the increased need for a faster and more interactive access to information, and on the other hand, contributes to transparency and raising awareness both within and outside the company. While the Sustainability Report highlights the concrete measures taken during the past financial year, the homepage primarily serves to document general principles and the longer-term development of EVN in the area of Corporate Responsibility.

Human resources

EVN employed a work force of 6,654 employees on average during the 2004/05 financial year. This was 155.1% or 4,046 people more than in the preceding year, primarily due to the acquisition of two Bulgarian electricity supply companies.

Tripling of work force

New activities lead to increase in number of employees

The development of the EVN Group work force in the 2004/05 financial year reflected a number of trends, some of which are contradictory in nature. While employee numbers in the energy sector in Lower Austria continued to decline, falling by 2.0% to 1,906, the overall number of employees has increased dramatically due to the expansion of the EVN Group. In previous years, EVN had also posted a significant rise in work force numbers. Since the 2003/04 financial year, AVN recruited 60 new employees in connection with the start-up of the Dürnrohr waste incineration plant, whereas the EVN Group work force was enlarged by a further 302 people through the acquisition of WTE. In the 2004/05 financial year, the acquisition of a majority shareholding in two Bulgarian electricity supply companies led to a massive increase of 4,049 in the number of employees. In the meantime, the majority of all EVN Group employees now work outside of Austria.

Employees by country


3.0%
0.6%
35.5%
60.9%
Austria
Bulgaria
Germany
Other countries

While on average the EVN Group work force grew by 155.1% in the 2004/05 financial year, as mentioned above, personnel costs rose by only 15.9%. This disproportionately small increase can be traced to the low wage levels in Bulgaria. In the period under review, personnel costs accounted for around 14.4% of sales. By comparison, at the beginning of the 1990s, this figure had still stood at 26.7% at EVN.

Due to the tripling of employee numbers as a consequence of the integration of the two Bulgarian electricity supply companies, as well as their significantly lower level of profitability, EBIT/employee for the EVN Group decreased from TEUR 43.9 to TEUR 19.7. On a long-term basis, however, EVN aims to return to the productivity levels achieved in the preceding years.

Internationalisation entails cultural change

One of the top priorities of the company's human resources management is to move forward the integration process within the EVN Group, which has grown considerably due to a series of acquisitions. Particular attention is being paid to corporate culture as the underlying basis ensuring the effective work and interaction among employees, thus laying the groundwork for the success of the Group. The internationalisation process within the EVN Group has continually transformed its corporate culture. Every new subsidiary enriches the company and gives it fresh impetus. At the same time, the challenge is to integrate and ensure the harmonisation of the acquired firm within the context of an existing corporate culture.

Careful integration exploits strengths

EVN is endeavouring to integrate the different companies as far as possible, in order to enable a maximisation of potential synergies. Core components of this concept include the exchange of know-how and experience as well as the promotion of understanding for other cultures. Therefore, the main focus of EVN's integration strategy is the systematic exchange of employees. Within the framework of an employee exchange program, employees are encouraged to build up personal contacts, learn from one another and adopt best practices which are of mutual benefit.

A set of binding standards governing employee deployment to company subsidiaries abroad constitutes an important pre-requisite for the implementation of these activities. They facilitate employee flexibility and mobility, encourage human resources development and make a major contribution to know-how transfer throughout the Group.

Targeted human resources development

Focus on employee qualifications

The enormous growth of the EVN Group in the preceding years naturally represents a new challenge for human resources management. As a consequence, EVN has initiated comprehensive measures designed to enhance the qualifications of its work force. Education and training activities are focused on providing the expertise required to support employees in fulfilling specific tasks.

At around EUR 1.0 m, expenditure on further training (seminar fees, trainers, e-learning) during the 2004/05 financial year was higher than in the comparative period in 2003/04.

Far-ranging initiatives on behalf of employees

EVN implements a broad range of initiatives in the interest of ensuring employee safety and health and promoting employee motivation, from company health care and safety precautions to flexible working time, comprehensive internal information, idea management, corporate pension plans and even to subsidised leisure facilities.

High satisfaction, low fluctuation

The success of these initiatives has been demonstrated by the high levels of employee job satisfaction with people whose terms of service generally exceed 15 years. In line with this development, fluctuation among EVN AG employees is extremely low at a rate of <1%.

Average number of employees[1]

	2004/05	2003/04	2002/03
EVN AG	1,906	1,944	1,966
Bulgaria	4,049	–	–
Other business areas	699	664	351
EVN Group total	**6,654**	**2,608**	**2,317**
thereof apprentices	71	61	54

[1] Full-time basis

More details concerning EVN's activities in the interests of its employees are contained in the EVN Sustainability Report 2004/05, which is published in conjunction with this Annual Report. Additional information on this topic is also available at **www.responsibility.evn.at**.

Research and development

Particularly in the power generation sector, EVN concentrates its research activities with the aim of launching new technologies for efficient energy conversion and application at an early stage within its own areas. A key focal point consists of ongoing improvements in efficiency at all generating plants in tandem with a reduction in emissions. Among other measures in this connection, EVN undertakes research cooperation with engineering colleges, polytechnics and universities of technology.

During the period under review, EVN invested a total of approximately EUR 1.2 m in research and development activities.

FENCO – European research alliance to reduce emissions

Europe's energy sector is confronted with double-fold challenge: to increase its capacity to generate power while reducing greenhouse gas emissions. One possibility to fulful this task is the development of technologies which make it possible to utilise fossil fuels in power plants and reduce greenhouse gas emissions completely or to a very low level.

Bundling Europe-wide research initiatives

In order to bundle all the efforts being made in this direction, Austria, Germany and Great Britain, established the "Fossil Energy Coalition" (FENCO) with the cooperation of ten other European countries. FENCO is designed as a preparatory vehicle towards creating a Europe-wide initiative for CO_2-free electricity production from fossil fuels.

FENCO's initial task will be to implement a detailed evaluation of the situation, and as a next step, to link up all national and Europe-wide research programmes aiming to achieve carbon-free emissions from fossil fuels. In this way, FENCO will identify potential synergies among the individual programmes and outline specific topics, which could serve as the basis for future joint research initiatives.

Austrian Fenco Initiative and Austrian Fossil Fuel Fund

EVN is actively participating in the Austrian Fenco Initiative (AFI), the corresponding national platform consisting of power generation, plant construction and engineering companies. Its goal is to develop a new and relevant research concept. Research activities are to be financed by the Austrian Fossil Fuel Fund (AFFF), which is earmarked for research and developmental work focusing on emission-free or low-emission fossil fuel-fired power plants.

Within the framework of FENCO, AFI has been assigned the task of preparing and communicating information on the role of fossil fuels in supplying energy in the enlarged EU, as well as its importance when it comes to price levels, the value-added chain, environmental protection and ensuring a reliable energy supply. It is evident that the use of fossil fuels will not only remain indispensable for generating power in the near future, but will also be essential to the future of the European steel industry and other energy-intensive sectors. Today, about 30% of electricity production in the EU-15 relies on the use of coal, whereas close to half the electricity generated in the new member states having joined the EU in 2004 can be attributed to the use of coal, 60% to fossil fuels overall. These facts make it even more urgent for AFI and FENCO to carry out the tasks assigned to them, i.e. to actively shape and have a positive impact on the future energy policies of the EU by developing the most efficient and emission-free use of fossil fuels as is technically possible.

Boost efficiency, reduce fuel consumption

European research at EVN
Since 1998, EVN has initiated a number of EU-sponsored research projects implemented on the basis of cooperating with international institutions. These are concerned with economic-technical questions relating to the Dürnrohr power station. The predominant issue has been the research and further development of the clean and safe use of hard coal in power plants. Another focal point of the project is the identification of potential opportunities to boost the efficiency of the combustion process. The question of the use of steam from an adjacent waste incineration plant operated by AVN as a means of reducing the use of fossil fuels was also the subject of detailed scientific study.

EVN cooperates with numerous institutions, technical universities and utility companies throughout Europe. The ECSC (The European Coal and Steel Community) serves as the platform for the scientific research work, which was succeeded in 2003 by RFCS (Research Fund for Coal and Steel). On average, up to 25 employees at EVN have been involved in these projects to a varying extent.

The priorities in the past financial year were projects to improve boiler control in order to optimise the combustion of pulverised coal (ABACO), as well as to increase energy efficiency in coal-fired power stations by means of improved monitoring (ADMONI).


EUR 75.0
EVN share price

In the 2004/05 financial year alone, the value of the EVN share rose by more than 80%. In this way, the equity market expressed a vote of confidence in the expansion and the dynamic development of the EVN Group.

Management Report

Legal framework

Market liberalisation/legal unbundling

EU-wide liberalisation by 2007

With the 2003/54/EG and 2003/55/EG directives from June 2003, the EU legislators prescribed a complete opening of the electricity markets of the member nations by July 1, 2007, as well as the implementation of measures aimed at strengthening competition. This means that starting in 2007, all electricity customers will be able to freely select their energy supplier. Furthermore, these so-called "acceleration" or "modification guidelines" also foresee the mandatory creation of national regulatory authorities and the legal unbundling of the network area from the remaining functions of an electricity company. This will be the basis for ensuring the independence of the network operators.

The electricity and gas markets in Austria have been completely liberalised since October 1, 2002. For this reason, the need for legal modification at a national level has been limited to the regulation of the legal unbundling of the network area. In Austria's electricity industry, all electricity supply companies serving more than 100,000 customers have to unbundle their network business from their remaining business operations by January 1, 2006. It is expected that a comparable guideline will also apply to the gas business. In this regard, companies are also permitted to jointly operate electricity and gas networks.

New structure due to unbundling

As a result, EVN has also made changes in its Group structure by establishing its own network company, which is responsible for coordinating all network-related business activities. Various models were initially considered as a means of complying with the unbundling guidelines on the domestic market:

- Transfer of network property to a company subsidiary (fully-functional model)
- Leasing of the network to a company subsidiary (leasing model)
- Management of the network operations remaining in an integrated company by a company subsidiary (operation management model)

EVN decided in favour of the fully-functional model, which not only transfers the relevant fixed assets related to the electricity and gas networks to a company subsidiary, but also the employees managing the network business. In particular, this model was considered the most effective way to ensure the independence of the network operator in accordance with the requirements laid down in the acceleration guidelines.

New incentive model for network regulation

Since 2001, an independent regulatory body for the power grid has been operating in Austria, whose competence was extended to the gas network in 2002. The primary responsibility of this regulating authority is to ensure third party access as well as an adequate return on the capital invested by the network operators.

Transparent, calculable system for four years

Following a phase in which the regulator selectively cut back on network tariffs, Austria is on the verge of implementing a systematic transition to an up-to-date incentive system, which will take effect in January 2006. Instead of newly determining electricity tariffs each year on the basis of time-consuming and expensive cost evaluation procedures, with unpredictable results, the new system foresees an annual adjustment of tariffs within the framework of a four-year regulatory period (2006–2009). The foundation of this new approach is the principle of inflation compensation, adjusted to deduct a general rise in productivity of 1.95% as well as a deduction for growth in efficiency of up to a maximum of 3.5%, the latter depending on the performance of each company.

Single-buyer-model likely until 2007/08

Market regulation in Bulgaria

Supplying electricity to the Bulgarian market is currently implemented according to the single-buyer-model, in which all electricity export or import transactions must be processed through the national electricity company Natsionalna Elektricheska Kompania EAD (NEK). In regards to domestic power generation, all large-scale production plants which used to belong to NEK have been spun-off in the meantime, and will be partly privatised. Nevertheless, about 85% of all the power generated in the country must still be sold to NEK, from which the regional electricity supply companies draw their required volumes at a pre-determined price. Since July 1, 2005, all customers requiring more than 20 GWh annually are considered to be "privileged customers", and can purchase electricity directly from the Bulgarian power producers. In 2007 or 2008 at the latest, the announced date for Bulgarian membership in the EU, the market is scheduled to be completely liberalised.

State-regulated prices

The prices of electricity supplied by NEK to the regional utilities, as well as the sales prices charged to end customers, are determined by an independent regulatory body. The prices for high voltage and medium voltage network services are also regulated. In principle, the intention is to compensate for the actual costs which are incurred, as well as to ensure an adequate return on equity.

In addition to a further development of network tariffs, the opening of the Bulgarian electricity market is linked to a reform of the market organisation. This would encompass a functional system for clearing and settlement, a competitive model for an energy imbalance service to provide electricity at peak times, and a market information system. The government and the independent regulatory body in Bulgaria plan to solve these and many other issues in the next few years, modelled on the example set by Austria.

Begin of trading on January 1, 2005

Implementation of the Kyoto targets – trading with emission certificates

Austria passed its Emission Certificate Act in April 2004 on the basis of the targets negotiated in Kyoto, which foresee a reduction in total EU greenhouse gas emissions by 2012 to a level 8% below that in the year 1990, together with the resulting community law requirements. This law is intended to ensure a sufficient contribution of the energy sector towards attaining the Austrian target of a 13% reduction in emissions through the creation of a system for greenhouse gas emission certificate trading. It provided the legal basis for trading to commence on January 1, 2005, as scheduled.

The Emission Certificate Act prescribes the specification of an overall volume of emission rights for Austria, which will then be subsequently allotted to the individual plants affected. Should a particular plant not require all of its allocated rights, these may consequently be sold on the open market to other plant operators. However, if the annual greenhouse gas emissions from a given facility surpass the allotted volume, then the operator must obtain additional entitlements on the market. EVN plants are also affected by these regulations.

Overly low allotment granted to EVN

The Austrian Minister for Agriculture and Forestry, Environment and Water Management allotted EVN certificates, entitling the company to annual emissions amounting to 1.45 m tonnes of CO_2. Due to the fact that this volume is 32% below the average level for 2003 and 2004, it is necessary for EVN to purchase additional certificates on the open market. Apart from a diminished flexibility in the use of primary energy sources, EVN will also have to bear the burden of considerable additional costs. The company has a number of legal reservations against the processing of the emission certificates as well as their distribution. For this reason, it has filed a formal complaint to the Austrian Constitutional Court. In the meantime, the Austrian Constitutional Court has decided to take on the case involving a particular regulation, considering the Austrian Emissions Certificate Act as well as the allotment of certificates in the process.

Overall business environment

2004/05: Slow-down in international growth

USA and China propel economic expansion

In the year 2005, the global economy was still experiencing a phase of above-average growth. However, the dynamic upswing could not match the record levels achieved in the preceding year. Real economic growth in the world in the year 2004 amounted to 5.1%, whereas growth will slow down to 4.3% in 2005. As in previous years, the USA and China are driving economic growth around the world. At present, China alone accounts for around one quarter of the world's production growth.

Sluggish growth in Austria

In the first half of 2005, Austria's economy was only slightly more dynamic than in the first six months of the previous year. Growth in the Austrian economy attained a level of 2% compared to the first half of 2004. Consumer demand from private households was weak, due to record high energy prices. Capital investments on the part of Austrian companies even declined. The country's exports and construction industry developed somewhat more favourably, particularly following a partial downward adjustment in the euro's dramatic rise in value vis-à-vis the US dollar. According to the latest forecasts developed by the Institute for Advanced Studies (IHS) and the Austrian Institute of Economic Research (WIFO), economic growth in Austria is expected to reach a level of only 1.75% in 2005. The Austrian Statistical Office calculated an economic growth rate in Austria of 2.4% in 2004.

Greater optimism for 2006

Increasing domestic demand

Economic growth forecasts for 2006 anticipate a somewhat more optimistic business climate, despite a high level of uncertainty. Domestic demand is expected to rise, and export growth is likely to gain momentum. However, the steady climb in the demand for imports will dampen the overall picture. Furthermore, despite the repeated growth in employment levels, no significant decline in unemployment levels is expected, due to the concurrent increase in the number of available employees on the labour market. Prospects for economic growth are particularly threatened by high oil prices, which along with other factors could lead to an increase in consumer prices by more than 2%.

Significant expansion of Bulgarian economy

Growth rate of 5%–6%

Bulgaria's economy continues to expand dynamically prior to the country's accession to the EU, which is expected to take place in 2007 or 2008. Following a 5.7% economic growth rate in real terms in 2004, the economy grew at an even faster level, achieving growth of 6.2% in the first half of 2005. Gross investments in plant and equipment catapulted 13.4%. Due to growing domestic demand, GDP growth is expected to reach 5.75% in 2005 and 5% in 2006.

Energy sector environment

Naturally, the business development of an energy supply company is strongly influenced by the general conditions prevailing in the energy sector. During the 2004/05 financial year, EVN was affected by the following key factors:

- A strong rise in the price of crude oil accompanied by a weakening of the euro led to a significant increase in the primary energy prices.
- The wholesale prices for electricity also tended to climb upwards.
- The prices for CO_2-emission certificates have close to tripled since the beginning of 2005.
- The temperatures were higher than those in the previous year and warmer than the long-term average.

Relatively high temperatures

In terms of the heating degree total, which represents the energy industry's standard indicator for temperature-related heating demand, temperatures in the Lower Austrian regions supplied by EVN were more than 4% higher in the period under review than in the previous year. Temperatures were also around 5% warmer than the long-term average (1971–2000). This development tended to have a negative effect on sales volumes in the gas and heating segments.

Significant price increases for primary energy, electricity and CO_2-certificates
Since the beginning of the year 2005, the electricity market was characterised by major price increases. This can not only be attributed to the broad-based rise in primary energy prices since 2003, but also to the beginning of trading with CO_2-emission certificates. Thus, the upward trend in wholesale electricity prices continued unabatedly throughout the entire 2004/05 financial year. All in all, the price for base products on the futures market (1 year front) climbed by 28% between October 2004 and September 2005, whereas the price for peak products rose by 22% in the same period.

Tripling of CO_2-certificate prices

The market for CO_2-emission certificates is still relatively illiquid. Nevertheless, trading volumes on the EEX have been gradually increasing since the start-up of the corresponding registration databases in several countries (including Germany and Austria). The price for CO_2-emission certificates has almost tripled since the beginning of 2005. This development coincided with the steady increase in spot market prices on the EEX, the consequence of the greater use of fossil fuel-fired power stations, and the cutback in important national allocation plans, for example in Poland.

Significantly higher primary energy costs

Whereas the price of crude oil (Brent) rose by more than 36% between October 1, 2004 and September 30, 2005, the value of the euro declined by around 3% against the dollar. These two developments combined to push the costs for Brent crude oil upwards by more than 40%. In the period under review, the natural gas price rose by more than 34%. In the light of the ongoing upward tendency of oil prices during the last six months, the cost of natural gas is expected to climb even further.

Primary energy price trends (indexed)


Base: January 2, 2003
220
180
140
100
%
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
2003
2004
2005
International oil
Austrian natural gas imports
International hard coal

Price adjustments for electricity and gas

Rising energy prices

EVN Energievertrieb GmbH & Co KG, the sales subsidiary of EVN within the framework of the company's participation in EnergieAllianz, reacted to these developments during the period under review by passing on the increasing costs to end customers. On average, energy prices for end customers are 12% higher than in the previous year in the electricity sector, and 10% in the gas segment.

Reduction in network prices

Effective April 2005, the regulatory authority cut back network access tariffs for electricity in the EVN network by an average of 8.5%. Nevertheless, using purchasing power parity as a yardstick, total sales prices to household customers for electricity and gas in Austria are still in the lower third in international comparison.

In Bulgaria, purchasing and sales prices for electricity are around half the European average at present. The regulatory authority has set quantity-dependent prices for access to the high- and medium-voltage network. Bulgaria has yet to develop a tariff structure in line with Western European standards, a project which will have to be put into practice once the market is increasingly liberalised.

Increasing competitive pressure

Competition in Austria's electricity and gas segments is steadily increasing. In part, this development can be attributed to the shareholdings in Austrian utilities acquired by large European energy suppliers. The July 2005 announcement pertaining to Verbund's expansion into the end customer market underlines the trend towards growing competition. However, EVN is well-prepared and will continue to emphasise targeted and individual customer service. The unconditional focus on quality is primarily based on a high level of customer satisfaction, ensuring the long-term success of the business.

Overall business development

Consolidated financial statements according to IFRS

The 2004/05 consolidated financial statements have been prepared in accordance with the principles of the International Financial Reporting Standards (IFRS). In line with § 245a of the Austrian Commerical Code, these financial statements replace the consolidated financial statements pursuant to Austrian accounting regulations.

Scope of consolidation enlarged by eight companies

In comparison to the preceding financial year, the scope of consolidation was enlarged by eight companies. The consolidation of the two Bulgarian electricity companies ERP Plovdiv AD and ERP Stara Zagora AD, as well as RAG Beteiligungs AG, which had been previously consolidated at equity, is of particular importance.

Consequently, including EVN AG, the Group parent company, the scope of consolidation currently consists of 40 fully consolidated companies and four pro rata consolidated companies. In addition, a total of 15 companies are consolidated at equity in the consolidated financial statements.

Acquisition of majority holdings in two Bulgarian electricity supply companies

ERP Plovdiv, ERP Stara Zagora

The 67.0% stakes in each of the two Bulgarian companies ERP Plovdiv and ERP Stara Zagora have been fully consolidated in the consolidated financial statements of EVN since January 2005, and are thus relevant starting in the second quarter of EVN's 2004/05 financial year. As a result, only three quarters of the financial year of the two Bulgarian companies are incorporated into the annual consolidated financial statements of EVN. This enlargement in the scope of consolidation has led to major changes in almost all balance sheet and income statement items.

Sales revenues by country



9.2%
15.4%
75.4%
Austria
Bulgaria
Other countries

Increase in shareholding of RAG Beteiligungs AG

In April 2005, EVN succeeded in significantly strengthening its gas business by acquiring an additional 10.05% stake in RAG Beteiligungs AG, which in turn has a 75.0% holding in Rohöl-Aufsuchungs-AG (RAG), Austria's second largest oil and gas producer. EVN now owns a 50.05% share of RAG Beteiligungs AG. For this reason, it was fully consolidated in the consolidated financial statements of EVN for the first time, as at April 1, 2005. For the first time as well, RAG has been consolidated at equity.

Sales revenues up 33.3%

Total EVN sales revenues during the 2004/05 financial year climbed to EUR 1,609.5 m, or 33.3% above the previous year's level of EUR 1,207.3 m. The main reason is the consolidation of the two Bulgarian electricity supply companies, an increase in electricity production as well as an expansion of the project business in the water and waste incineration segments. This development is reflected in the geographical distribution of sales revenues. The Central and Eastern European markets already account for 24.6% of total revenues (previous year: 8.2%).

Electricity revenues: +47.7%

Electricity revenues totalled EUR 974.1 m, a rise of 47.7%, or EUR 314.5 m, compared to the preceding year. The Bulgarian companies contributed a total of EUR 246.6 to total electricity revenues in the period January–September 2005.

Gas revenues: +2.0%

Despite a 1.3% decline in gas sales volumes and a reduction of network revenues by 4.9%, total gas revenues rose by 2.0% in the period under review to EUR 264.6 m, due to the price adjustments implemented to compensate for increased gas purchase prices.

Heating revenues: +4.0%

There was a rise in heating revenues of 4.0%, or EUR 1.9 m, to EUR 49.3 m, which resulted from the ongoing expansion of EVN's heating networks.

Water revenues: +9.8%

As a consequence of the expansion of the international project business undertaken by the WTE Group, along with the favourable revenue development on the part of evn wasser, water revenues climbed 9.8%, or EUR 11.7 m, in the period under review to EUR 131.0 m.

Other revenues: +56.7%

Other revenues rose sharply, increasing by 56.7% to EUR 190.5 m. The main reasons were the project revenues from the construction of a waste incineration facility in Moscow, which amounted to EUR 46.1 m in the 2004/05 financial year, as well as the increase in revenues arising from full-time operations at the waste incineration plant in Dürnrohr. For the first time, its entire revenues for a full year were incorporated into the consolidated financial statements of the EVN Group.

Sales revenues by business area


8.2%
3.6%
8.1%
3.1%
16.4%
60.5%
Eletricity
Gas
Heating
Water
Waste incineration
Other

Ongoing high energy purchasing prices

In the period under review, the high market prices for primary energy and electricity purchases continued to place a considerable burden on EVN earnings. In total, the item, "Electricity purchases and primary energy expenses" rose 48.0%, or EUR 243.5 m, to EUR 750.3 m. This is primarily attributable to the integration of the two Bulgarian subsidiaries. In addition, the sharp increases in the market prices for purchasing electricity and gas as well as the EUR 12.5 m in expenditures required in order to obtain CO_2-emission certificates combined to have a negative impact.

The cost of materials and services climbed by 68.0%, or EUR 105.8 m, to EUR 261.3 m, which was mainly due to external services performed in connection with projects in the water and waste incineration segments.

Investments in Bulgaria drive up work force numbers

Tripling of personnel

The average number of employees increased considerably as a result of the acquisition of the two Bulgarian electricity supply companies. A total of 6,654 people were working for the EVN Group in the 2004/05 financial year, a rise of 4,046 people, or 155.1%, compared to the previous year. EVN personnel expenses only showed a disproportionately small increase of 15.9% to EUR 232.3 m, due to the lower wage levels prevailing in Bulgaria. The main reasons for the increase in personnel expenses were the enlargement in the scope of consolidation, higher expenditures for pensions and a collective labour agreement causing a rise in salaries.

Rise in depreciation

In the period under review, depreciation in the EVN Group rose by 11.6% to EUR 204.2 m (previous year: EUR 183 m). Scheduled depreciation increased due to the expansion of the scope of consolidation and ongoing EVN investment activity. On the other hand, in accordance with IFRS 3, goodwill has no longer been subject to scheduled depreciation since October 1, 2004.

Adjusted to price levels

Exceptional value adjustments as a result of impairment tests amounted to EUR 57.1 m during the 2004/05 financial year, in connection with EVN's gas-fired power stations in Theiss and Korneuburg and its data transmission networks. Despite an increase in sales prices, these exceptional value adjustments became necessary at the gas-fired power stations as a consequence of the significantly higher gas purchasing prices and the costs of obtaining CO_2-emission certificates.

Appreciation amounting to EUR 10.7 m was carried out in connection with the coal-fired power plant in Dürnrohr as well as purchasing rights at the hydropower stations along the Danube. This was primarily the result of the positive development of sales prices in the face of basically unchanged prices for coal and for purchasing electricity from the Danube power stations.

EBITDA: +12.6%
EBIT: +14.3%

EBITDA and EBIT clearly up on previous year's level

In spite of the unfavourable energy purchasing price trends and declining network revenues, EBITDA rose by 12.6% to EUR 335.2 m. This was mainly due to the positive contributions of the two Bulgarian electricity supply companies, the high level of electricity production as well as the positive development of the water and waste incineration business areas.

The operating result of the EVN Group climbed 14.3% to EUR 131.0 m, despite the exceptional depreciation carried out in the period under review. Austria accounted for 76.2% of the operating result, Bulgaria 11.1% and other countries 12.7%. However, the EBIT margin was at 8.1%, below the level of 9.5% achieved in the previous year, which can be attributed to the lower profitability of the Bulgarian companies in comparison to Western European standards, as well as the high market prices for purchasing gas.

Operating result (EBIT)



140
120
100
80
60
40
20
EUR m
121.0
127.9
102.5
114.6
131.0
00/01
01/02
02/03
03/04
04/05

Higher contributions of Group investments

Financial result more than doubled

There was a significant improvement in the financial result of the EVN Group during the period under review. It reached a volume of EUR 55.2 m, a total of EUR 33.9 m above the EUR 21.3 m posted during the preceding year. This was primarily due to the favourable development of almost all companies consolidated at equity in the consolidated financial statements. For the first time, the pro rata financial result of RAG, ZOV and EconGas as at September 30, 2005 were incorporated into the Group financial result during the period under review. These represented one-off effects derived from the inclusion of 21 months operating result of RAG and ZOV and 18 months of EconGas in the financial result.

The higher dividend payment distributed by Verbund, along with the development of financial assets, which were reported as social capital in accordance with Austrian regulations, also had a positive impact on EVN's financial result.

The result from interest fell only slightly by EUR 1.4 m to minus EUR 38.7 m.

Cost/earnings structure


8.1%
1.9%
12.7%
14.4%
62.9%

- Material and operating expenses
- Personnel expenses
- Depreciation
- Other expenses
- Operating result

Income statement

	2004/05	2003/04	Change	
	EUR m	EUR m	EUR m	%
Electricity revenues	974.1	659.7	314.5	47.7
Gas revenues	264.6	259.5	5.1	2.0
Heating revenues	49.3	47.4	1.9	4.0
Water revenues	131.0	119.2	11.7	9.8
Other revenues	190.5	121.6	69.0	56.7
Sales revenues	**1,609.5**	**1,207.3**	**402.2**	**33.3**
Changes in inventories, work performed and capitalised and other operating income	49.2	38.2	11.0	28.9
Cost of materials and services	–1,011.6	–662.3	–349.3	–52.7
Personnel expenses	–232.3	–200.5	–31.8	–15.9
Other operating expenses	–79.7	–85.1	5.4	6.4
EBITDA	**335.2**	**297.6**	**37.6**	**12.6**
Depreciation	–204.2	–183.0	–21.2	–11.6
Operating result (EBIT)	**131.0**	**114.6**	**16.4**	**14.3**
Financial result	**55.2**	**21.3**	**33.9**	**–**
Result before tax	**186.2**	**135.9**	**50.3**	**37.0**
Taxes on profit	–29.2	–17.5	–11.6	–66.5
Result after tax	**157.0**	**118.4**	**38.6**	**32.6**
Minority interests	–12.7	–1.0	–11.7	–
Group net result	**144.4**	**117.4**	**26.9**	**22.9**
	EUR	EUR	EUR	%
Earnings per share	**3.53**	**3.08**	**0.45**	**14.7**

Result before tax: +37.0%

Result before tax significantly higher

The result before tax for the 2004/05 financial year amounted to EUR 186.2 m, and was therefore EUR 50.3 m, or 37.0%, higher than the EUR 135.9 m of the preceding year.

Due to higher earnings as well as a revaluation of the provision for deferred taxes in line with the reduction in the Austrian corporate tax rate to 25%, the taxes on profit rose by EUR 11.6 m to EUR 29.2 m.

Minority interests basically applied to shares in those companies, which were fully consolidated for the first time during the 2004/05 financial year. This amounted to 49.95% for RAG Beteiligungs AG and 33.0% in each of the two Bulgarian subsidiaries. The shares of minority interests in the result before tax rose to EUR 12.7 m (previous year: EUR 1.0 m).

Group net result: +22.9%
EPS: +14.7%

After taking account of taxes on profit and minority interests, the Group net result amounted to EUR 144.4 m, which was EUR 26.9 m, or 22.9% higher than the comparable figure for the preceding year. Earnings per share climbed to EUR 3.53, an increase of only 14.7%. The lower growth rate was due to the capital increase implemented in July 2004, which had impacted this key indicator.

The Group net result achieved in the 2004/05 financial year corresponds to a return on equity (ROE) of 8.2%, which is slightly below the 8.7% of the preceding year. However, it should be noted that the jump in value of the investment in Verbundgesellschaft, resulting from a rise in the share price, led to a marked rise in the capital base. The return on capital employed (ROCE) remained stable at the preceding year's level of 6.2%. In this regard, the higher capital base was compensated by the increase in the Group net result. EVN's weighted average cost of capital after tax (WACC) in the period under review amounted to 5.3%.

Extension of the scope of consolidation

Balance sheet up to EUR 4.7 bn

EVN activities continue to be based on a very solid balance sheet structure, despite the dynamic growth achieved in recent years. The balance sheet total of the EVN Group increased by 27.0% to EUR 4,739.6 m, compared to the balance sheet date of the previous year (September 30, 2004). This was primarily the consequence of the increase in value of EVN's shareholding in Verbundgesellschaft, as well as the expansion of the scope of consolidation, led by the consolidation of the two Bulgarian electricity supply companies and RAG Beteiligungs AG, which resulted in a significant growth in almost all balance sheet items.

Balance sheet structure


100
90
80
70
60
50
40
30
20
10
%
21.6
78.4
10.7
47.6
41.7
14.1
85.9
9.3
42.5
48.2
30.9.2004
30.9.2005

- Current assets
- Fixed assets
- Short-term loans
- Long-term loans
- Equity

Fixed assets rose by 39.2% year-on-year or EUR 1,147.1 m to EUR 4.072.1 m, mainly the consequence of the initial consolidation of ERP Plovdiv and ERP Stara Zagora as well as the increase in value of the investment in Verbundgesellschaft.

Current assets decreased during the period under review by 17.3% to EUR 667.5 m. Above all, this development was due to the financing of the Bulgarian acquisitions through the sale of short-term securities. In contrast, there was a rise in receivables and other current assets.

The share of fixed assets in total assets increased from 78.4% to 85.9%. Conversely, the share of current assets fell from 21.6% to 14.1%.


EUR 131.0
Despite liberalisation, rising primary energy costs and significant network
tariff reductions, EVN not only maintained its earnings level, but posted a
sustainable increase.

On the equity and liabilities side, long-term liabilities rose by EUR 236.1 m, or 13.3%, to EUR 2,012.7 m. This was mainly due to the strong increase in deferred taxes in connection with the result-neutral increase in value of EVN's investment in Verbundgesellschaft, together with an increase in investment grants.

Long-term financial liabilities increased slightly by 1.8%. This was primarily the result of non-recourse liabilities against EVN entered into by project companies, which rose from EUR 215.2 m to EUR 238.2 m.

Current liabilities on the balance sheet date stood at EUR 441.5 m, which was EUR 41.8 m above the comparable figure in the preceding year.

Equity ratio of 48.2%

Significant increase

Due to the Group net result achieved in the period under review, the increase in minority interests as a result of the acquisitions made during the 2004/05 financial year, as well as the result-neutral upward adjustment in value of EVN's investment in Verbundgesellschaft, equity went up by 46.9%, or EUR 729.7 m, to EUR 2,285.4 m. Accordingly, the equity ratio rose to 48.2%, significantly higher than the 41.7% of the previous year. Net debt amounted to EUR 673.8 m (previous year: EUR 429.3 m), corresponding to a gearing of 29.5%, well under the average of companies operating in the energy sector.


EUR 102.5 m
+27.8%
EBIT increase since 2003

Cash flow from the result: +18.6%

Cash flow and corporate financing

In view of the basically stable level of non-cash expenses, the higher result before tax led to a rise in the cash flow from the result by 18.6%, or EUR 48.7 m, to EUR 310.2 m.

In contrast, the cash flow from operating activities improved by only 3.4% to EUR 250.8 m, as a consequence of the development of short-term items, directly opposed to the preceding financial year, which was characterised by an increase in short-term inventories and receivables accompanied by a decrease in short-term provisions.

Cash flow and investments



300
270
240
210
180
150
120
90
60
30
EUR m
242.6
168.8
17.1
2.4
17.2
24.6
107.5
250.8
192.6
18.0
4.2
29.5
22.8
118.0
30.9.2004
30.9.2005
Cash flow from operating activities
Investments Other areas
Investments Water
Investments Heating
Investments Gas
Investments Electricity

The cash flow from investment activities, at EUR 214.2 m, showed a much lower outflow of funds than in the preceding year. This was primarily the result of the fact that the acquisition of the Bulgarian electricity supply companies was offset by the sale of short-term securities, and that the cash flow in the preceding year was impacted by the regrouping of securities.

The cash flow from financing activities amounted to EUR 24.6 m, a decline of EUR 300.0 m. This development was primarily due to the increase in dividends for the 2003/04 financial year by EUR 10.7 m, as well as a buyback of the company's own bonds. In the preceding year, the capital increase carried out in July 2004 and the issue of a CHF bond had positively impacted the cash flow from financing activities.

All in all, there was a positive cash flow for the 2004/05 financial year amounting to EUR 12.0 m, which resulted in an increase in cash and cash equivalents on the balance sheet date to EUR 82.4 m. Furthermore, a total of EUR 177.2 m were invested in short-term securities, which, in accordance with IFRS, were not allocated to cash equivalents. The liquidity situation of EVN continued to remain stable.

Due to an increase in the cash flow from operating activities, the net debt coverage, a key indicator for credit rating agencies, was reduced from 67.0% to 44.5%. Despite an increase in interest payments, the interest cover was at 6.1, only slightly below the previous year's level of 6.4.

Cash flow statement

	2004/05	2003/04	Change	
	EUR m	EUR m	EUR m	%
Profit before tax	**186.2**	**135.9**	**50.3**	**37.0**
Non-cash items	124.0	125.6	–1.6	–1.3
Cash flow from the result	**310.2**	**261.5**	**48.7**	**18.6**
Change in short- and long-term balance sheet items	–43.9	–1.0	–42.9	–
Payments for taxes on profits	–15.5	–18.0	2.4	13.6
Cash flow from operating activities	**250.8**	**242.6**	**8.2**	**3.4**
Change in fixed assets	–125.5	–132.9	7.4	5.6
Change in financial assets	–338.8	–137.5	–201.4	–
Change in short-term securities[1]	250.2	–283.3	533.5	–
Cash flow from investment activities	**–214.2**	**–553.7**	**339.5**	**61.3**
Cash flow from financing activities	**–24.6**	**275.5**	**–300.0**	**–**
Total cash flow	**12.0**	**–35.6**	**47.7**	**–**
Cash and cash equivalents at beginning of period	64.8	230.6	–165.8	–71.9
Change in the scope of consolidation	5.6	3.0	2.6	85.3
Regrouping of securities from liquid funds to financial investments	–	–133.2	133.2	–
Cash and cash equivalents at end of period	**82.4**	**64.8**	**17.62**	**27.2**

1) The change in securities, which are used for the investment of surplus liquidity, but do not meet the IFRS criteria for reporting as cash equivalents, is reported in this item.

Increase of 14.1%

Total investment of EUR 192.6 m

In the course of the 2004/05 financial year, EVN once again increased its total investment. The company invested EUR 192.6 m in tangible and intangible assets, a rise of EUR 23.8 m, or 14.1% (previous year: EUR 168.8 m).

Of the aforementioned investment volume, EUR 118.0 m related to the electricity segment (previous year: EUR 107.5 m), and EUR 22.8 m to the gas segment (previous year: EUR 24.6 m). EUR 4.2 m were invested in the water segment (previous year: EUR 2.4 m), and EUR 47.6 m in the heating, waste incinceration and other services segment (previous year: EUR 34.3 m). EUR 29.5 m of this latter amount was allotted to the heating area (previous year: EUR 17.2 m), and the remaining EUR 18.0 m to the other segments (previous year: EUR 17.1 m).

Outlook

Differentiated business environment

Economic growth in Austria is expected to be modest at best, and will thus hardly serve to stimulate EVN's business. In contrast, it is anticipated that the strong increase in domestic demand on the Bulgarian market will lead to an economic growth rate surpassing 5%. As it looks now, energy prices will continue to remain high in 2006, which means there will not be any significant decline in power generation costs. The uncertainties surrounding price developments in regards to CO_2-emission certificates as well as weather-related fluctuations in energy production and sourcing hamper any efforts to make precise forecasts.

In addition to outside influences, two factors will determine EVN's business development in the years to come: the integration of the two regional Bulgarian electricity supply companies, and the dynamic growth in sales revenues in the water and waste incineration business areas.

New Group structure

The new Group organizational structure implemented in October 2005 provides a solid basis on which to boost efficiency in the individual business areas, achieve ongoing organic growth and ensure the sustained success of the Group's ambitious growth strategy. The restructuring process, which has changed the organisation of the company's business segments, will also be reflected in EVN's Group reporting.

Ongoing growth in sales revenues and profits

EVN anticipates a further increase in sales revenues and results, due to the 12-month consolidation of the Bulgarian subsidiaries, as well as an ongoing growth in the water and waste incineration business areas. Total investment will significantly climb in the 2005/06 financial year in comparison to 2004/05, on the basis of further investments being made in the field of renewable energies, as well as in upgrading network infrastructure and electricity meters in Bulgaria. Furthermore, EVN will not deviate from its policy of ensuring balance sheet stability and strength.

Individual business areas

Earnings in the electricity segment are expected to increase further. This is primarily due to the consolidation of the Bulgarian subsidiaries for the entire 2005/06 financial year. Stable development is anticipated in the gas segment, whereas solid growth is anticipated in the heating business area. Thanks to their successful operations in the past, the three companies which comprise the environmental services business unit, evn wasser, WTE and AVN, are well-positioned in their markets and can take advantage of considerable future growth potential. Due to the active market and project development of all companies involved, as well as earnings expectations of the ongoing BOOT projects, EVN anticipates a continuing improvement in the performance of this strategic business area.

On this basis, we are confident of our success in further expanding our market position in Central and Eastern Europe in both business areas during the 2005/06 financial year. This will also lead to a growing significance of EVN's foreign business operations.

The individual business areas

Overview of business segments

Segment	Business areas
Electricity	Electricity production, distribution and sales in Lower Austria/Austria Electricity distribution and sales in Bulgaria
Gas	Gas production, transport and sales in Austria
Water	evn wasser – regional water supply in Lower Austria *WTE – international project business in the water and wastewater business areas*
Heating, waste incineration and other services	Heating generation, distribution and sales in Austria AVN – waste incineration in Austria AVN – international project business for waste incineration Telecommunications/cable TV Facility management, Consulting & engineering

Electricity

As a vertically integrated electricity supplier, the EVN Group covers every stage of the value added chain, from production, transmission, distribution and trading to the sale of electrical energy. EVN Group is primarily active in this segment in Lower Austria, and has been operating in Bulgaria since January 2005.

Austria

1,580 MW own generating capacity

- **Production**
  In the production area, EVN has total generating capacity in its own power stations and from purchasing rights of about 1,580 MW. Apart from three thermal power stations located in Dürnrohr (coal/gas), Theiss (gas) and Korneuburg (gas), the EVN Group also operates five storage power stations, 62 small-scale hydroelectric plants and four wind farms through its eco-electricity subsidiary evn naturkraft. EVN also sources its own electricity from the Danube power stations of Melk, Greifenstein and Freudenau, on the basis of purchasing rights.

784,000 customers supplied in Austria

- **Distribution**
  EVN possesses a modern network in Lower Austria for the transmission and distribution of electricity, with around 1,370 km of high-voltage and 45,000 km of medium- and low-voltage lines. On the basis of this infrastructure, EVN makes network services available to all its end customers. This business area is regulated. Approximately 784,000 customer installations are connected to EVN's Austrian electricity network.

- **Trading**
  All electricity trading, i.e. the marketing of EVN's own electricity production, as well as the sourcing of the electricity volumes required for the supply of customers, is carried out by e&t, the joint trading unit of the EnergieAllianz partner companies. EVN has a 31.5% holding in this company.

- **Supply**
  Since October 1, 2001, electricity sales in Austria have been open to free competition. Within the framework of the EnergieAllianz, private, business and industrial customers are supplied with electricity.

1.5 million Bulgarian customers

Bulgaria

Through its acquisition of a 67.0% shareholding in each of the two South-Eastern Bulgarian electricity supply companies ERP Plovdiv and ERP Stara Zagora, EVN assumed operational responsibility for these firms in January 2005.

All in all, ERP Plovdiv and ERP Stara Zagora serve around 1.5 million, or approximately 33%, of Bulgaria's electricity customers. The two companies operate a medium- and low-voltage network spanning 56,800 km. In 2004, the companies sold a total of approximately 6,597 GWh of electricity, of which ERP Plovdiv provided around 3,622 GWh and ERP Stara Zagora about 2,974 GWh. As a result of the purchase of a majority holding in both companies, the EVN Group has virtually trebled its customer base in the electricity sector and roughly doubled its sales of power to end customers.

The ERP Plovdiv supply area measures some 22,000 km², whereas that of ERP Stara Zagora comes to approximately 20,000 km². The Stara Zagora region offers considerable potential with regard to Black Sea tourism as well as the trading activities of the port of Burgas. Plovdiv is the second largest city in Bulgaria and an important business and trade fair center.

In the year 2004, 97% of the power supplied by ERP Plovdiv and ERP Stara Zagora was derived from the national electricity company NEK (Natsionalna Elektricheska Kompania EAD), which is responsible for the supra-regional transmission of electricity as well as for all electricity import and export transactions. The remaining sales volumes were derived from smaller producers on the basis of electricity purchase obligations (cogeneration/hydropower).

Electricity segment – structural data

		Austria	Bulgaria	Total
Electricity customer installations	Number	784,000	1,534,000	2,318,000
High-voltage lines	km	1,370	–	1,370
Medium- and low-voltage lines	km	45,000	56,800	101,800
Power generation capacity	MW	1,580	–	1,580

Electricity segment key indicators				
	2004/05	2003/04	Change	
	EUR m	EUR m	EUR m	%
Segment sales revenues	996.2	678.9	317.3	46.7
thereof Austria	748.9	678.9	70.0	10.3
thereof Bulgaria[1]	247.3	–	–	–
EBITDA	192.3	137.8	54.5	39.6
EBIT	54.5	49.8	4.8	9.6
EBIT including result at equity	69.6	58.1	11.5	19.7
Investments	118.0	107.5	10.5	9.7

[1] Consolidated since January 1, 2005.

46.7% increase in sales revenues

Overview of segment development in 2004/05

During the past financial year, the total electricity segment sales revenues amounted to EUR 996.2 m, which was 46.7% higher than the comparable figure for the preceding year. The main reason was the initial consolidation of the two Bulgarian electricity supply companies as well as the increase in electricity production. The more modest increase in EBITDA of 39.6% was due to an increase in primary energy prices, the costs for additional CO_2-emission certificates, as required, as well as the lower level of profitability of the Bulgarian subsidiaries in comparison to Western European standards. Due to higher unscheduled depreciation, EBIT of this business segment only showed an increase of 9.6% to EUR 54.5 m. Including BEWAG, which was consolidated at equity in the consolidated financial statements, EBIT climbed 19.7%, or EUR 11.5 m, to EUR 69.6 m.

The two Bulgarian subsidiaries achieved electricity sales revenues totalling EUR 247.3 m in the period January–September 2005. The operating result was EUR 15.1 m. In the light of the fact that the companies are virtually debt-free, the financial result amounted to minus EUR 0.2 m. As a consequence, the result before tax of both companies during the first nine months of 2005 was EUR 14.8 m.

Electricity production

During the period under review, EVN's own electricity generation reached a volume of 4,484.3 GWh, up 5.8% on the already high level of the preceding year. As a consequence, EVN was able to actively take advantage of the general rise in wholesale prices. In addition, EVN markedly increased the production of electricity at its own hydropower stations (+68.4 GWh, up 9.3%) and thermal power plants (+175.6 GWh, up 5.1%). The EVN Group thus generated 39.5% of all the electricity which it provided to end customers from its own power plants. If one does not take account of the newly-acquired Bulgarian electricity supply companies, this figure is much higher, at 72.4%.

Sales volumes up 84.0%

Electricity sales volumes

Total electricity sales volumes of the EVN Group to end customers increased by 5,178.4 GWh, or 84.0%, to 11,341.8 GWh during the period under review, primarily on the basis of the initial consolidation of the two Bulgarian electricity supply companies. The volumes sold to end customers in Austria amounted to 6,197.1 GWh in 2004/05, whereas electricity sales to customers in Bulgaria totalled 5,144.7 GWh in the period January–September 2005.

Sales to electricity wholesalers, which consist mainly of the marketing of EVN's own production via e&t, increased due to a rise in own production by 261.9 GWh, or 6.1%, to 4,540.8 GWh.

Electricity – sales volumes

	2004/05	2003/04	Change	
	GWh	GWh	GWh	%
Sales to end customers	11,341.8	6,163.5	5,178.4	84.0
thereof Austria	6,197.1	6,163.5	33.6	0.5
thereof Bulgaria[1)]	5,144.7	–	–	–
Wholesale[2)]	4,540.8	4,278.9	261.9	6.1
Total electricity sales	**15,882.6**	**10,442.4**	**5,440.2**	**52.1**

1) Consolidated since January 1, 2005.
2) Sales of electricity production via e&t.

Electricity production and sales volumes



12,000
10,000
8,000
6,000
4,000
2,000
GWh
2,270.6
6,429.0
3,794.9
6,284.0
3,439.3
6,125.5
4,240.2
6,163.5
4,484.3
11,341.8
5,144.7
6,197.1
2000/01
2001/02
2002/03
2003/04
2004/05
Electricity production
Sales to end customers
thereof Austria
thereof Bulgaria (consolidated since January 1, 2005)

Market-oriented sales price development

Rise in energy prices

In the period under review, electricity sales price policy was influenced by considerable increases in costs. The prices for purchases of externally generated electricity and primary energy sources, namely oil and subsequently natural gas, were markedly higher. The prices for CO_2-emission certificates, which nearly tripled since the start of trading at the beginning of 2005, also resulted in increased costs. The company had no other choice but to make the necessary adjustments and pass on rising costs to consumers in the form of electricity price hikes. Effective October 1, 2004 and September 1, 2005, the electricity energy prices for domestic customers were raised in two separate steps by a total of 21%.

In Bulgaria, the prices for purchasing and selling electricity remained stable between January and September 2005. Effective October 1, 2005, the Bulgarian regulatory authority for the electricity market authorised a price increase for electricity supplied by the state-owned electricity company NEK by around 0.4% and for domestic customers of around 5.7%.

The reduction in the network tariffs in Lower Austria by an average of 8.5%, effective from April 2005, led to a decline in EVN's network revenues.

Electricity price development – peak/base


65
55
45
35
25
EUR/MWh
Jan. 2000 – Sept. 2005:
+ approx. 208%
Oct. 2004 – Sept. 2005:
+ approx. 22%
Oct. 2004 – Sept. 2005:
+ approx. 28%
Jan. 2000 – Sept. 2005:
+ approx. 174%
2000
2001
2002
2003
2004
2005
Peak
Base

Integration of the Bulgarian subsidiaries

Extensive progress

In the period under review, the integration process initiated immediately after the acquisitions has made significant progress. In the first phase, management integration was the top priority. In the meantime, within the framework of a broad-ranging project, potential room for improvement at the two Bulgarian companies has also been identified. Since August 1, 2005, both corporate headquarters have been operating in line with a unified structure, which reflects the functions of a company in a liberalised market.

The next step entails reducing the current four levels of the field organisation, responsible for customer relationship management and technical maintenance of the power grid, to two levels, following the example set by EVN. This will eliminate duplication, boost efficiency, ensure that corporate management operates according to unified principles, and improve customer service.

In the initial phase, EVN called upon an internationally prominent management consulting firm to support its efforts. In the meantime, the integration process is increasingly being implemented by the company's own internal teams. Around 70 employees are involved to varying degrees in this project.

Since EVN assumed management responsibility for ERP Plovdiv and ERP Stara Zagora, it has launched investment programmes designed to reduce the high levels of electricity losses from transmission and distribution networks by upgrading electricity meters and network technologies.

Development of the main investments in the electricity segment

Further increase in value

- **Verbundgesellschaft**
  EVN has a stake of around 12.5% in the listed company Verbundgesellschaft, the largest Austrian producer of hydroelectric power and the operator of the country's supra-regional, high-voltage network. In the 2004 financial year, of relevance to EVN, Verbundgesellschaft had electricity sales revenues of EUR 3,078.0 m, and a sales volume of around 85,000 GWh, of which approximately 39% was national and some 61% was international. Verbundgesellschaft increased the dividend paid for the 2004 financial year to EUR 3.00 per share. As a consequence, EVN received a sum of EUR 11.6 m. The Verbund share price reflected the positive development of the company, and thus the value of the EVN investment increased considerably in the period under review.

BEWAG posts solid performance

- **Burgenland Holding AG/BEWAG**
  On the balance sheet date, EVN had a 69.58% shareholding in the listed Burgenland Holding AG, which in turn owns 49.0% of the shares of Burgenländische Elektrizitätswirtschafts-AG (BEWAG). Since February 2001, BEWAG has been a member of the EnergieAllianz and currently supplies around 145,000 customers in Burgenland with electricity. BEWAG is also the largest producer of wind-generated power, operating 10 wind farms with a total capacity of 241 MW. BEWAG electricity sales in the 2003/04 financial year, the period of relevance for EVN's consolidated financial statements, totalled 1.373 GWh, and revenues amounted to EUR 121.2 m. BEWAG is included in the EVN consolidated financial statements at equity, and contributed EUR 15.5 m to the 2004/05 result.

- **Energie AG**
  In April 2002, EVN, Wien Energie and Linz AG jointly acquired a share of 25% plus one share in Energie AG Oberösterreich. EVN has a stake of around 9.3%. Furthermore, in a parallel move, Energie AG joined EnergieAllianz. The Energie AG supply area borders directly on that of EVN to the west and the company is active in the same business areas. Apart from supplying energy and all related services, it also covers the fields of waste treatment, water and telecommunications. For the 2003/04 financial year, which is of relevance to the period under review by EVN, Energie AG paid EVN a total dividend of EUR 1.4 m.



+10 countries

In 2005, EVN, whose business activities were limited to Lower Austria in the middle of the 1990s, operates in eleven CEE markets. In addition to majority shareholdings in two Bulgarian electricity supply companies, the Group is active in the project business in Russia, Poland, the Baltics, Croatia, and Germany.

Investments

In order to further consolidate its position in the production and distribution of electrical power, EVN invested a total of EUR 118.0 m in the electricity business area during the 2004/05 financial year. EUR 22.2 m were invested in expanding wind power generation capacity, and EUR 16.2 m for the modernisation of the plants and equipment of the Bulgarian electricity supply companies. The remaining investments focused on enlarging and strengthening the existing EVN distribution network in Lower Austria.

Outlook

Ongoing price pressure

The European wholesale prices for electricity continue to rise. The trend originates mainly from the increase in fuel costs, the massive rise in prices for CO_2-emission certificates as well as the Europe-wide growth in demand for electricity.

EVN well-positioned

Due to the timely adoption of modernisation and expansion measures, EVN has been able to establish an excellent position with a competitive, flexibly applied thermal and hydraulic power generation park. At the same time, EVN is to further increase the share of electricity production derived from renewable energy sources. For example, in the upcoming year, EVN will expand its production capacity for wind-generated power by 80 MW, thus more than tripling the current level. Two new biomass-fired, combined cycle heat and power plants will also commence operations in Lower Austria during the next financial year. If the project assessment proves to be positive, construction could already begin in 2006 of a planned coal-fired power plant in Duisburg, Germany, in cooperation with STEAG of Germany, boasting a power generating capacity of 750 MW.

A further rise in electricity demand exceeding 2% annually can also be anticipated in Lower Austria. EVN intends to profit from this trend as both a network operator and electricity supplier. The incentive pricing system for network tariffs, which takes effect January 1, 2006 within the framework of a four-year regulatory period, will improve the calculability of network revenues and investments.

High growth potential in Bulgaria

A large-scale increase in electricity demand in the medium- and long-term is expected in Bulgaria, which has a below-average electricity consumption in European comparison. At present, per capita consumption of electricity in Bulgaria is still around half the level in Western Europe. The price increases approved by the Bulgarian regulatory authority, which took effect on October 1, 2005, will positively impact EVN's business, along with the ongoing optimisation within the framework of the integration of the two Bulgarian electricity suppliers in the EVN Group. The top priorities are reducing electricity losses during transmission and distribution, implementing improvements in the field of customer billing, boosting efficiency in workflow management and improving the financial structure of the two Bulgarian subsidiaries.

Gas

High level of integration

The EVN Group maintains a high level of integration in the natural gas area. Apart from the standard transport and distribution activities of a gas supplier, EVN also has a holding in Rohöl-Aufsuchungs-AG (RAG), Austria's second largest oil and gas producer.

In the gas sales and distribution segment, the EVN Group primarily operates in Lower Austria. The activities of RAG in the field of natural gas production and storage cover Austria and Southern Germany.

273,000 customers

Transport and distribution

The EVN gas transport and distribution pipeline network in Lower Austria has an overall length of 10,440 km. High-pressure pipelines make up around 1,940 km of this network, whereas medium- and low-pressure pipelines comprise approximately 8,500 km. On this infrastructure basis, EVN provides all its customers with network services, and as is the case with electricity, this business area is also regulated. During the 2004/05 financial year, the number of customer installations connected to the EVN network rose to more than 273,000.

Origins of sourced gas in Austria in 2004


19.7%
12.6%
9.1%
58.6%
Russia
Norway
Germany
Austria

Source: OMV 2004

Sourcing and trading

Since January 1, 2003, all EVN Group gas sourcing and trading is carried out via EconGas, a joint subsidiary of the EnergieAllianz partners, OÖF and OMV. EconGas, in which EVN has a 15.7% holding, serves as a joint natural gas wholesaling company, and also maintains the gas reserves required in Austria for security of supply. This bundling of gas volumes and services in a company, which supplies both large end consumers, gas distributors and electricity producers, provides economies of scale and increased flexibility.

Sales

The Austrian natural gas market has been completely liberalised since October 1, 2002. In this context, both household and commercial customers are supplied with gas by EVN Energievertrieb GmbH & Co KG, within the framework of EnergieAllianz. All large customer sales with annual consumption exceeding 500,000 m³ were transferred to EconGas effective January 1, 2003.

Gas – segment key indicators				
	2004/05	2003/04	Change	
	EUR m	EUR m	EUR m	%
Segment sales revenues	276.1	270.6	5.5	2.0
EBITDA	60.9	87.7	–26,8	–30,5
EBIT	28.6	53.5	–24,9	–46,5
EBIT including result at equity	61.2	76.1	–14.9	–19.6
Investments	22.8	24.6	–1.8	–7.4

EBIT decline due to cost pressure

Overview of segment development in 2004/05

During the 2004/05 financial year, overall gas revenues amounted to EUR 276.1 m, which was 2.0% above the level of the preceding year, despite a decline in gas sales volumes. This was primarily due to the price adjustments carried out in November 2004 and January 2005 to compensate for increased gas purchasing prices. However, the increases in end customer prices were not sufficient to compensate for the rising costs of gas purchasing. In addition, the decline in network tariffs imposed by the regulatory authority in July 2004 also went into full effect in the period under review. As a consequence, the EBITDA of this business segment declined by 30.5%. With a reduction by 46.5%, or EUR 24.9 m, to EUR 28.6 m, the operating result also could not match the positive level achieved in preceding year, which had been marked by one-off effects derived from the write-back of provisions. Therefore, the operating result (EBIT) of the gas segment declined. Including the companies which are consolidated at equity, i.e. EVN's investments in EconGas, BEGAS and Rohöl-Aufsuchungs-AG, the reduction of EBIT was considerably lower at 19.6%, compared to the preceding year.

Slight decline in sales volumes

Gas sales volumes

During the 2004/05 financial year, gas volumes sold amounted to 706.5 m m^3, or 1.3% down on the level of the previous year. Gas sales to wholesalers, which rose 29.1% to 70.5 m m^3, could not fully compensate for the 3.8% decline in sales to households and large industrial customers, whose overall sales volume fell to 636.0 m m^3. This reduction was mainly due to the mild temperatures prevailing during the period under review.

On the other hand, gas consumption in the company's own plants rose 18.6% to 487.7 m m^3, due to the increase in EVN's electricity production. All in all, total natural gas consumption of the EVN Group amounted to 1,194.2 m^3, or 6.0% above the 1,127.1 m m^3 of the preceding year.

Gas sales volumes and consumption				
	2004/05	2003/04	Change	
	m m^3	m m^3	m m^3	%
Sales to end customers	636.0	661.2	–25.2	–3.8
Wholesale	70.5	54.6	15.9	29.1
Total gas sales	**706.5**	**715.9**	**–9.3**	**–1.3**
Company plants and internal consumption	487.7	411.2	76.4	18.6
Total gas consumption	**1,194.2**	**1,127.1**	**67.1**	**6.0**

Gas sales volumes[1)]


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
m m³
1,321.8
1,300.3
21.6
1,895.3
596.2
1299.1
1,071.6
166.2
905.4
715.9
54.6
661.2
706.5
70.5
636.0
00/01 01/02 02/03 03/04 04/05
Wholesale
Sales to end customers

1) From January 1, 2003, excluding large customer sales and gas trading due to the transfer to EconGas.

Development of the main investments in the gas segment

- **Rohöl-Aufsuchungs-AG**

Gas production and storage

April 2005 was characterised by a major change in the EVN Group's investment structure in the gas segment. At this time, there was an exchange of shares with E.ON, in which EVN acquired 10.05% of the shares in RAG Beteiligungs AG. In return, EVN transferred its 31.2% stake in the Hungarian company Kögáz (Középdunántúli Gázszolgáltató Rt.) to E.ON. As a result of this transaction, EVN has a 50.05% majority holding in RAG Beteiligungs AG, which in turn owns 75.0% of Rohöl-Aufsuchungs-AG (RAG), Austria's second largest oil and gas producer and number two in the field of gas storage. In effect, EVN's share in RAG now amounts to 37.5%. By acquiring a majority shareholding in RAG Beteiligungs AG, EVN has moved to strengthen its position in the gas segment and thus help it more effectively counteract high natural gas and oil prices.

Ongoing positive development

RAG succeeded in continuing its satisfactory development during 2004. Due to the increase in EVN's shareholding, the company has been included in EVN's consolidated financial statements at equity since April 1, 2005. In the 2004/05 financial year, RAG contributed a total of EUR 21.4 m to the results of the EVN Group.

RAG produces an annual volume of more than 700 m m³ of natural gas in Austria, which is approximately 40% of Austria's domestic production of natural gas and around 10% of the country's total natural gas consumption. In addition, around 560,000 bbl of crude oil are extracted, comprising about 10% of total Austrian production. RAG is also the oldest existing Austrian company in the field of oil exploration and production. At present, RAG operates 70 oil and 123 gas wells in Salzburg, Upper Austria and Lower Austria.

RAG has also gained extensive experience in the storage of natural gas over a period covering more than 20 years, and now has a storage capacity of 700 m m^3. RAG took a decisive step forward in expanding its foothold in this segment by concluding an agreement with WINGAS of Germany and Gasexport of Russia in May 2005. Under the terms of the contract, the Haidach deposit site, ideally suited in geological terms, will be adapted for use as a natural gas storage facility. This storage area, the second largest in Central Europe, will be able to hold up to 2.4 bn m^3 of natural gas. By linking the facility to the German-Austrian-Czech gas hub in Burghausen, the new gas repository will play an important role in covering Europe's increasing demand for natural gas. The facility is expected to go into service in 2007.

- **EconGas**

  EVN has a 15.7% stake in EconGas, the joint subsidiary of the EnergieAllianz partners, OÖF and OMV. EconGas, which has a staff of only 65 employees and the most advanced infrastructure, combines the activities and know-how of all the partner companies in the field of gas trading and large customer sales. EconGas serves large end consumers, power stations and local communities with an annual gas consumption exceeding 500,000 m^3.

Market leader for gas trading and large customers

The second operative business year of EconGas, in which the company increased its profit by 12.5% to EUR 36.9 m, ended on March 31, 2005. The volumes sold rose to 6.7 bn m^3 and were thus again well above the levels achieved during the previous year. EconGas is now the undisputed market leader on the Austrian market, in which total annual gas sales volumes amount to 8.7 bn m^3. 9% of the total sales of EconGas are already destined for customers outside of Austria. The company's target markets are all the countries, which border on Austria, with the exception of Switzerland. The region has a total market volme of 120 bn m^3. EconGas is included in the EVN consolidated financial statements at equity and contributed EUR 6.6 m to the result in the 2004/05 financial year.

BEGAS: positive development continued

- **Burgenland Holding AG/BEGAS**

  On the balance sheet date, EVN had a 69.58% holding in Burgenland Holding AG, which in turn owns 49.0% of the shares in BEGAS – Burgenländische Erdgasversorgungs-AG. BEGAS is a partner company of the EnergieAllianz and with a share of 2.6% also a shareholder in EconGas. It supplies around 42,000 customers in Burgenland with natural gas. BEGAS gas sales volumes in the 2003/04 financial year, the period of relevance to EVN's consolidated financial statements, amounted to 210 m m^3, whereas sales revenues totalled EUR 54.7 m. BEGAS is included in the EVN consolidated financial statements at equity and in 2004/05 contributed EUR 5.0 m to the result.

Investments

Network investments and compaction

EVN investments in the gas sector amounted to a total of EUR 22.8 m in the 2004/05 financial year. Projects primarily involved further expanding and increasing the density of the existing networks in Lower Austria. Moreover, during the period under review, EVN also increased the size of its customer base.

Outlook

In the coming years, EVN will increasingly focus on the tightening of its existing gas network. Moreover, in the light of the complete liberalisation of the market, a further increase in competition can be anticipated.

Further price increases

As a result of the contractual linkage to the price of oil, gas purchasing prices will continue to rise even after the period under review with a time lag of three to six months. The rapid increase in world market prices for oil and the subsequent rise in costs for energy purchases necessitated an increase in gas energy sales prices by some 27% as of October 1, 2005.

Effective November 1, 2005, the Austrian regulatory authority lowered gas network tariffs in the EVN network by an average of 9.6%. In the mid-term, it is anticipated that the regulatory authority will introduce a new incentive-based model for network regulation in the gas segment emulating the one being launched in the electricity area.


≈
13,000
GWh
electricity sales volumes
EVN's market entry in Bulgaria doubles its electricity sales volumes to end customers, from around 6,200 GWh to approximately 13,000 GWh.

Water

During recent financial years, water has developed into an important strategic EVN Group business segment. On the one hand, it incorporates ongoing activities in the area of regional water and wastewater business in Lower Austria (evn wasser), while on the other hand, it encompasses international project business relating to drinking water and wastewater plants in Central and Eastern Europe (WTE Group).

Regional activities in Lower Austria

evn wasser

With the acquisition of the Lower Austrian company evn wasser, the second largest supplier of drinking water in Austria, EVN successfully penetrated the water business in 2001. At the same time, opportunities were opened up for the exploitation of synergies with EVN's existing business activities in the energy sector.

At present, evn wasser supplies drinking water to approximately 470,000 inhabitants in 569 Lower Austrian municipalities. 3,500 of these customers are now end customers being directly supplied by evn wasser. The company operates a total of 75 reservoirs with a storage volume of 197,000 m^3, as well as a 1,450 km supply network. During the past financial year, the number of customers and municipalities served by evn wasser once again increased. 303 hectares of well conservation land with some 85 wells secure the high quality of the water supplied by evn wasser, which via water rights, has access to a volume of around 2,300 l/sec. evn wasser has also become increasingly active in the wastewater segment. A wastewater purification plant is already in use, and two more facilities are currently under construction.

International project business for drinking water and wastewater

WTE Group

WTE Wassertechnik, which was acquired by the EVN Group in October 2003, is a leading European supplier of services in the area of drinking water supply and wastewater treatment. The company plans, builds, finances and operates municipal and industrial water and wastewater installations. With this range of products and services, WTE is highly successful in the European market. As a partner to cities, local authorities and industry, WTE has established an excellent position in Austria and Germany as well as in the future-oriented growth markets of Central and Eastern Europe. In addition to Austria, WTE now operates in ten other countries, and has already completed more than 70 wastewater purification plants for around 10 million people. Of these 70 plants, 23 are being managed by WTE.

Water segment key indicators				
	2004/05	2003/04	Change	
	EUR m	EUR m	EUR m	%
Segment sales revenues	131.0	118.3	12.7	10.7
thereof evn wasser	20.5	19.4	1.0	5.4
thereof WTE Group	110.5	98.9	11.6	11.8
EBITDA	31.5	28.7	2.8	9.9
EBIT	19.5	10.2	9.3	91.6
EBIT including result at equity	30.9	8.9	22.0	–
Investments	4.2	2.4	1.9	77.6

Revenue distribution water


15.6%
84.4%
Water supply in Lower Austria
International project business

Overview of segment development in 2004/05

During the period under review, water segment sales revenues rose 10.7%, or EUR 12.7 m, to EUR 131.0 m. This was primarily due to the positive sales development of evn wasser, as well as the construction of a drinking water plant in Moscow. Due to the positive contribution of the project business, the result before depreciation (EBITDA) also climbed to EUR 31.5 m, which was 9.9%, or EUR 2.8 m, above the level of the preceding year. The operating result (EBIT) of the water segment increased considerably, rising by 91.6% to EUR 19.5 m. This was due to the elimination of the scheduled depreciation for goodwill and the significantly lower depreciation for intangible assets in accordance with IFRS 3. Including the result consolidated at equity of ZOV, a joint venture with RWE to construct the central wastewater treatment facility in Zagreb, Croatia, EBIT increased markedly by EUR 22.0 m to EUR 30.9 m.

evn wasser

Sales development

Due to the favourable weather conditions and the ongoing rise in the number of customers during the 2004/05 financial year, evn wasser boosted its sales volume by 3.4% to 24.3 m m^3. Taking the figures of the last few years into account, the increased sales volume corresponded with the long-term trend.

Water sales volumes				
	2004/05	2003/04	Change	
	m m^3	m m^3	m m^3	%
Total water sales	**24.3**	**23.5**	**0.8**	**3.4**

Investments in ongoing business expansion

First local networks and wastewater treatment plants

evn wasser invested a total of around EUR 4.2 m during the 2004/05 financial year. This resulted in a significant expansion of both its water and wastewater business activities. Investments focused on the installation of transport pipelines for the connection of new municipalities, the completion and management of local networks for the direct supply of end customers, and initial wastewater treatment plants.

WTE Group

Attractive international projects

All in all, 2004/05 was a successful year for the WTE Group. All large-scale projects were proceeding on schedule. WTE also assumed responsibility for a series of new projects. The target markets of the WTE Group are primarily the new member states and accession candidates of the EU in the CEE region.

Drinking water installation for Moscow

WTE Group has made considerable progress in constructing a drinking water facility for one million inhabitants in Moscow. Back in 2003, after completion of two wastewater plants in the Russian capital, WTE was already awarded a contract for this follow-up project. The project involves total investments of EUR 189.9 m, funded by project financing together with the issuance of government bonds. Up until September 2005, parts of the facility valued at EUR 120 m had already been completed. The start-up of the entire installation is expected to take place on schedule at the end of 2006.

Wastewater plant in Zagreb

Another major international project is the second extension phase of the central municipal wastewater treatment plant in the Croatian capital of Zagreb. WTE has been constructing the biological wastewater purification facility since the middle of 2005. In April 2004, the initial extension phase involving mechanical wastewater purification went into operation as planned. This part of the project was completed within the framework of ZOV, a joint venture between WTE and RWE. The joint venture company is also responsible for the planning, turn-key completion, financing and operation of the second plant expansion phase. The total investment volume of the Zagreb plant is more than EUR 250 m.

Other projects

During the period under review, WTE also made significant progress with a water and wastewater project in Windeck in North Rhine-Westphalia, Germany. It involves the redesign and reconstruction of four existing wastewater treatment plants, as well as the laying of some 140 km of new sewers and water pipelines. Up until the end of the 2004/05 financial year, WTE rendered services on this project worth EUR 37 m.

WTE also served as general contractor for the refitting and expansion of the central municipal wastewater treatment plant in Vienna, which was completed in the period under review. Vienna now boasts one of Europe's most technically advanced wastewater treatment installations.

Numerous new projects throughout Europe

Among the numerous new orders, WTE received contracts for three projects in Poland which are being funded by the EU, a water purification plant in Estonia, as well as a wastewater treatment facility for the municipality of Zistersdorf in Austria. In part, these projects involve the construction and turn-key completion of the plants, in part WTE will continue operating the facilities.

In Poland, WTE was awarded contracts with an investment volume totalling approximately EUR 32 m for wastewater purification installations in Bolesławiec and Orzegów as well as a drying plant in Szczecin-Zdroje, the second contract WTE has been awarded in this city. In Estonia, WTE concluded an agreement to build a EUR 25 m turn-key wastewater purification plant including canalisation and a pumping station for the city of Kohtla-Järve.

At the beginning of the new financial year, a further contract was received from the Baltic city of Kaunas. In Cyprus, WTE was awarded the job of constructing and operating a wastewater treatment facility for the capital city of Nicosia. A number of other promising projects in Croatia, Slovenia, Bulgaria and Romania are being pursued.

Outlook

evn wasser: end customer supply and wastewater business

In the upcoming years, evn wasser will mainly concentrate on expanding its business in the drinking water area and directly supplying end customers, as well as increasing its foothold in the wastewater segment. In order to achieve these goals, the company will push ahead with the supply of new municipalities and making improvements in well conservation areas, and at the same time, boosting its investments in the wastewater treatment plant business. evn wasser is also preparing to assume responsibility for providing the municipality of Gerasdorf with drinking water. Parallel to this, evn wasser is working on implementing two wastewater treatment facilities in Lower Austria.

WTE: favourable perspectives

With its range of environmental services, WTE is set to continue participating in the dynamic development of the water markets in Austria, Germany and the future-oriented growth markets of Central and Eastern Europe. The company's proven role as a competent partner to local government and industry provides a solid platform for further consolidation of the Group's already strong position. Accordingly, WTE is currently involved in negotiations concerning a range of attractive new projects.

Heating, waste incineration and other services

Heating

EVN sells heat to private and business customers. The heat is produced in district heating, local heating and cogeneration plants. Heat generation is largely based on natural gas, as well as the bleeding of waste heat from the Group's thermal power stations. Since 1993, EVN has also placed an increasing focus on heat production using biomass and is currently Austria's largest supplier of heat from this source. At present, EVN supplies around 32,700 heat customers.

Waste incineration

The waste incineration business is emerging as an increasingly important component of EVN's service portfolio. The starting point for the activities in this area is provided by the close connection between waste incineration and the energy conversion process in thermal power stations. EVN is active in this area in Lower Austria, with its own waste incineration plant possessing an annual capacity of about 300,000 tonnes located adjacent to the Dürnrohr power plant. At the same time, it is also involved in international business with the planning, financing, building and operational management of such facilities. At present, a waste incineration plant with an annual capacity of 360,000 tonnes is currently under construction in Moscow.

Other services

Apart from facility management, consulting and engineering, the other services business area mainly encompasses EVN's activities in the telecommunications and cable TV segments.

Heating, waste incineration and other services segment key indicators

	2004/05	2003/04	Change	
	EUR m	EUR m	EUR m	%
Segment sales revenues	206.3	139.6	66.7	47.8
thereof heating	59.6	55.7	3.9	7.0
thereof waste incineration	81.9	32.5	49.4	–
thereof other services	64.7	51.3	13.4	26.0
EBITDA	51.4	44.4	7.0	15.9
EBIT	28.3	1.2	27.2	–
EBIT including result at equity	28.1	1.5	26.7	–
Investments	47.6	34.3	13.3	38.8

Overview of segment development in 2004/05

Considerable rise in revenues

Sales revenues in the heating, waste incineration and other services business segment increased by 47.8%, or EUR 66.7 m, to EUR 206.3 m during the period under review. There were two decisive factors contributing to this rise: first, the positive contribution of the waste incineration plant in Dürnrohr, fully operational since January 1, 2004, with the first full-time incorporation of its entire year's business result; and second, the construction of a waste incineration facility in Moscow.

On the basis of the positive contribution of the company's waste project business, segment EBITDA climbed 15.9%, or EUR 7 m, to EUR 51.4 m. The operating result rose more impressively during the period under review, increasing by EUR 27.2 m to EUR 28.3 m. This development was due to the negative one-off effects resulting from exceptional depreciation amounting to EUR 21.4 m in the 2003/04 financial year, compared to only EUR 0.3 m carried out in the 2004/05 financial year.

Heating

Heat generation and sales

Heating sales surpass 1,000 GWh for the first time

The dynamic expansion of capacity and the ongoing increase in heating customer numbers accounted for a 6.8% growth in EVN's heating sales volumes to 1,033.0 GWh during the 2004/05 financial year. The main reasons were an increase in sales to existing customers as well as the start-up of new biomass district heating networks in Tulln, Bad Vöslau, Horn and Eggenburg during the period under review, which could completely offset the negative effects of mild temperatures on sales volumes.

Heating sales volumes				
	2004/05	2003/04	Change	
	GWh	GWh	GWh	%
Total heating sales	**1,033.0**	**967.4**	**65.6**	**6.8**

Heating sales volumes


1,000
900
800
700
600
500
400
300
200
100
GWh
721.3
785.9
876.7
967.4
1,033.0
00/01
01/02
02/03
03/04
04/05

Investments

Ongoing expansion

The dynamic growth in EVN's heating business was reflected by investments totalling EUR 29.5 m during the 2004/05 financial year. The most important project was the ongoing construction of two biomass-fired, combined cycle heat and power plants in Mödling and Baden, with investments totalling EUR 12.3 m.

Outlook

High growth rates maintained

On the basis of the existing district heating networks located in many Lower Austrian communities, EVN anticipates a continuation of sustained expansion in the heating business area due to the connection of additional customers. The conditions in Lower Austria for a further expansion in the heating generation area on the basis of biomass or power station bleeding continue to be favourable. Completion of the above-mentioned plants in Mödling and Baden will accelerate the progress being made in this business area.

Revenue distribution waste



43.7%
56.3%

- Waste incineration in Lower Austria
- International project business

Waste incineration

Waste incineration is steadily emerging as a valuable additional business area for the sustained development of EVN Group results. Two projects were of decisive significance in this connection during the period under review.

Dürnrohr waste incineration plant

The waste incineration plant in Dürnrohr, built by AVN, a fully owned EVN subsidiary, has been in full operation since January 2004. As a consequence, in the 2004/05 financial year, the performance of this installation has been fully incorporated into the EVN Group result.

This facility, located adjacent to EVN's coal- and gas-fired power station in Dürnrohr, is Austria's largest and most modern waste incineration plant. It handles household and bulk refuse from almost all Lower Austrian municipalities, as well as commercial and industrial waste from private disposal companies.

First and foremost, the plant design has two unique features, which from the outset have aroused the interest of Austrian and foreign visitors. For one thing, the use of all the energy contained in the waste by means of an innovative, integrated energy system with the adjacent power station is a globally unique process. It results in a considerable reduction in the use of fossil fuels and a corresponding decrease in emissions. The innovative logistics concept is also unusual, enabling 90% of the waste to be delivered by rail in special containers.



EUR
EVN increased its sales revenues by a third in the 2004/05 financial year.
The main reasons: the new water and waste incineration business areas.
And of course, the two new Bulgarian subsidiaries.
The strategy adds up.

Utilisation of "Waste-to-Energy" know-how

Redesign of a waste incineration plant in Moscow

An interesting follow-up project to the AVN plant in Dürnrohr was won by EVN shortly after start-up, in the form of a major contract order from Moscow. Within the framework of an international tender, EVN emerged as the best bidder and was awarded the contract for the completion and operational management of a waste incineration plant for the Russian capital. The plant, the most technically advanced of the three waste incineration installations operating in Moscow, was initially designed to incinerate 330,000 tonnes of waste per year. In the meantime, annual capacity has been raised to 360,000 tonnes. This means the new plant will thermally convert around one-sixth of Moscow's annual household refuse.

The waste incineration plant is scheduled to go into operation in the summer of 2007. It is located on the premises of an existing but outdated facility ("Waste Incineration Nr. 3"). Construction work commenced on schedule at the beginning of 2005. In addition to construction work, the financing of the project was part and parcel of the range of services stipulated in the international tender. The project involves a total investment volume of approximately EUR 191.3 m, which will be provided by project financing. EVN will operate the plant until 2019, after which it will become the property of the City of Moscow. In Moscow, too, the heat generated in the course of the waste incineration process will be converted into electricity by a newly-installed steam turbine and partly also fed into the district heating network. As a consequence, the entire configuration of the plant will considerably relieve the burden on the environment.


1,609.5m
sales revenues

Outlook

Intense international interest

Due to the contractually secured use of capacity, the AVN plant in Dürnrohr has continued to make a positive contribution to results. EVN also anticipates corresponding revenues and contributions to the EVN Group result from the project in Moscow, due to the fact that work on the new incineration plant in Moscow is proceeding according to plan.

At the same time, further efforts are being made to take advantage of the know-how acquired by the EVN Group. The globally unique concept, consisting of ecologically optimised waste treatment with an integrated energy system and railway lines, has met with considerable international interest, and thus offers excellent pre-requisites for tranferring this expertise to other similar projects. A range of potential projects, particularly in the new EU member states, have already been presented to EVN or are in the planning phase.

Telecommunications

Since the middle of the 1990s, EVN has been involved in the areas of data transmission, cable TV and Internet.

kabelsignal

Modern multi-media service provider

kabelsignal, a fully owned EVN subsidiary, is the largest cable TV company in Lower Austria. During the period under review, kabelsignal succeeded in expanding its customer base by taking measures to expand the density of its existing networks, set up new ones and acquire two existing cable networks. In the meantime, the company uses 72 local area networks to provide cable TV service to a total of 68,000 customers and broadband Internet service to more than 30,000 customers. kabelsignal raised its sales revenues in the 2004/05 financial year by 21.3% to EUR 23.4 m.

For the 2005/06 financial year, kabelsignal plans to further expand the regional density of its networks. Today, the company's highly-advanced infrastructure already enables the company to offer interactive services in virtually the entire supply area. It is also planned to introduce voice communications products via the Internet (voice-over-IP) as of the 1st quarter of 2006. These additional services round off the product portfolio of kabelsignal, providing the basis for the company to fulfil the considerable demands placed on a modern multimedia service provider.

nökom

Telecom network of the provincial administration

For a number of years, EVN has been successfully operating the modern telecommunications network of the Lower Austrian provincial administration ("NÖWAN") via its subsidiary NÖKOM NÖ Telekom Service GmbH. EVN and the Province of Lower Austria both hold a 50.0% interest in this company. This network guarantees state-of-the-art voice and data communications between the Lower Austrian government, local government offices and their branches. In the past financial year, the provincial hospitals and old age homes were also linked within the framework of NÖWAN.

"wavenet – Lower Austrian broadband initiative"

nökom was able to make significant progress in the period under review with a project called "wavenet", implemented in cooperation with kabelsignal. This brand name stands for a broadband initiative of the Province of Lower Austria, designed to provide a powerful technological impetus to structurally weak areas of Lower Austria and thus erase any competitive disadvantages. Following an international invitation to tender, the provincial government commissioned the two firms in 2003 to coordinate the project.

The network roll-out in 1,000 selected areas is already well underway. More than 5,000 customers in 380 communities are already provided with broadband Internet services. This means that around 90% of the expected roll-out has already been completed. The project is expected to be concluded by the middle of 2006.

Consolidated financial statements according to IFRS

Reporting according to International Financial Reporting Standards

These EVN financial statements were prepared in accordance with the current, binding version of the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

On December 13, 2003, the International Accounting Standards Board (IASB) concluded its "Improvement Project" by publishing 13 revised standards and eliminating IAS 15. Furthermore, IAS 32 and IAS 39 were published in a revised version, leading to the enactment of new standards. The new or revised standards primarily apply to the period under review beginning on or after January 1, 2005. However, it is recommended to implement reporting according to the new standards in advance of the formal deadline. EVN Group has applied the following standards ahead of schedule:

Standard	Description
IAS 1	Presentation of the financial statement
IAS 2	Inventories
IAS 10	Events occurring after the balance sheet closing date
IAS 16	Tangible assets
IAS 17	Leasing conditions
IAS 21	Impact of changes in the exchange rate
IAS 32	Financial instruments: disclosure and presentation
IAS 33	Earnings per share
IAS 39	Financial instruments: recognition and measurement
IFRS 5	Non-current assets held for sale and discontinued operations
IFRIC 4	Determining whether an arrangement contains a lease

Pursuant to § 245a of the Austrian Commercial Code (Austrian GAAP), these financial statements legally replace consolidated financial statements and a management report in line with national accounting standards. The fully consolidated companies included in the consolidated financial statements are subject to uniform accounting and valuation principles.

Differences between IFRS and Austrian accounting regulations

The IFRS and Austrian GAAP accounting regulations pursuant to the Austrian Commercial Code are, in part, based on differing fundamental principles. Whereas accounting in accordance with the Austrian GAAP focuses on the concept of prudence and the protection of creditors, IFRS accounting puts a greater emphasis on the provision of information relevant for investor decision-making.

- **Balance sheet structure**
  In line with IFRS, the balance sheet is structured in accordance with dates of maturity. Deferred items are reallocated to the other receivables and other liabilities.

- **Tangible and intangible assets**
  From the Austrian GAAP point of view, the periods of depreciation and useful life are characterised by the concept of prudence. The IFRS stipulates a continual evaluation of actual useful life, which is the reason for the tendency towards longer useful life periods in the course of IFRS accounting. In order to establish a potential upward or downward valuation, an impairment test must be carried out in accordance with IAS 36.

  In accordance with IFRS, EVN Group no longer writes off the scheduled depreciation of intangible assets (goodwill). On the contrary, since October 1, 2004, EVN Group applies IFRS 3 in connection with IAS 36, implementing an impairment test on an annual basis, or when there is a reasonable assumption that such a depreciation is likely to arise. According to Austrian GAAP, goodwill is to be capitalised as an asset, with depreciation to be reported either as scheduled depreciation or to be offset against the valuation reserve.

  In accordance with IFRS 5, tangible assets designed for disposal will no longer be depreciated if certain pre-requisites are met.

- **Inventories**
  Inventory adjustments due to a fall in the market price are only completed when carrying values are not covered by the sales price.

- **Financial instruments**
  Contrary to the Austrian Commercial Code, active financial instruments in the consolidated financial statements completed according to IFRS are capitalized according to their market value, which is not possible on the basis of the principle of prudence stipulated under commercial law.

- **Maturity of receivables and liabilities**
  Receivables are divided into those with a period to maturity of up to one year and those with a period of longer than one year. Liabilities are divided into those with a period to maturity of up to one year, of one to five years and longer than five years.

- **Capital reserves**
  According to IFRS, the funding costs for equity capital are to be deducted from the capital reserves and are to be capitalized as financial liabilities in the liabilities column. However, according to the Austrian Commercial Code, they are recognized as an expense.

- **Foreign currency liabilities**
  Valuation takes place in accordance with the reporting date, without taking historical costs into account. Therefore, every exchange rate fluctuation is immediately recognised as a profit or loss.

- **Personnel provisions**
  Personnel provisions (provisions for pensions and similar obligations, severance payments and long-service bonuses) are made using the projected unit credit method. The interest rate is calculated according to the current long-term interest rate in the capital markets at the balance sheet date. Future increases in remuneration up to the expected date of retirement are accounted for. Therefore, the provision increases more rapidly during the accrual phase than is the case when the premium level method stipulated under Austrian Commercial Law is applied. Due to a ruling by the Senate for Commercial Law and Auditing, stipulating that reporting of social capital according to IAS 19 represents an acturial evaluation in line with § 211 Section 2 Austrian GAAP, financial statements prepared within the EVN Group according to Austrian law now also employ the same methods of calculation and parameters as those contained in the IFRS.

- **Deferred taxation**
  The taxation effect of the temporary differences between the balance sheet according to Austrian tax law and the IFRS balance sheet is shown by the reporting of assets and liability side deferred taxes. Deferred tax assets are only allowed to be shown as future taxation losses according to IFRS.

- **Other provisions**
  Pursuant to the IFRS, the reporting of provisions is based on differing criteria relating to the fundamental payment obligation and the likelihood of it being paid. According to IFRS, the reported value must assume the highest level of probability and not, as under Austrian law, the value established according to the principle of commercial prudence. A fund outflow probability of over 50% is assumed as a criterion in this connection. Expenditure provisions are required under Austrian law, but excluded by the IFRS.

- **Initial consolidation**
  In accordance with IFRS 3, capital consolidation as the result of mergers and acquisitions is carried out using the acquisition method of accounting (purchase method). It is required to carry out a complete re-valuation of the acquired identifiable assets, liabilities and contingent liabilities, independent of the acquisition costs and minority interests. When invoking the purchase method, Austrian accounting regulations allow for the use of the "book value method" and the "fair value purchase method" in the valuation of assets and liabilities.

- **Extended disclosure requirements**
  Within the framework of IFRS accounting, it is required to provide a detailed commentary in the notes on the items in the financial statements, namely the balance sheet, income statement, cash flow as well as the changes in equity, in order to ensure that a fair and true picture of the actual financial position of the company is provided. Furthermore, there are additional comprehensive reporting requirements, in particular in regard to the individual business areas, associated companies and derivative financial instruments which are only partly foreseen according to Austrian law (disclosure requirements for financial instruments pursuant to § 237a Austrian Commercial Code).

Balance sheet

	Note[1)]	30.9.2005 TEUR	30.9.2004 TEUR
Assets			
Fixed assets			
Tangible assets	▷14	1,775,538.5	1,592,768.2
Intangible assets	▷15	284,445.8	124,853.3
Associated companies at equity	▷16	361,316.7	217,781.1
Other investments	▷17	1,298,021.9	714,902.1
Other fixed assets	▷18	352,774.9	274,705.7
		4,072,097.8	**2,925,010.4**
Current assets			
Inventories	▷19	64,483.4	64,987.5
Receivables and other current assets	▷20	341,883.8	252,567.1
Cash and current deposits	▷21	261,138.7	489,402.5
		667,505.9	**806,957.0**
Total assets		**4,739,603.7**	**3,731,967.4**
Equity and liabilities			
Equity			
Share capital	▷22	99,069.4	99,069.4
Capital reserves	▷23	309,361.9	309,361.9
Retained earnings	▷24	1,080,938.3	965,284.9
Revaluation reserve	▷25	7,050.6	–
Valuation reserve according to IAS 39	▷26	597,669.5	159,514.0
Currency translation differences	▷27	122.6	–419.9
Minority interests	▷28	191,194.6	22,857.9
		2,285,406.8	**1,555,668.0**
Long-term liabilities			
Long-term debt	▷29	1,035,566.2	1,017,154.4
Deferred tax	▷30	295,202.3	128,987.3
Long-term provisions	▷31	387,448.4	388,308.5
Deferred income from customer payments for network construction	▷32	226,170.9	190,117.3
Other long-term liabilities	▷33	68,284.8	51,981.5
		2,012,672.6	**1,776,549.0**
Current liabilities			
Short-term loans	▷34	2,271.8	1,314.4
Taxes payable	▷35	72,754.7	61,667.5
Trade accounts payable	▷36	138,567.3	96,860.9
Current provisions	▷37	128,335.2	107,177.5
Other current liabilities	▷38	99,595.4	132,730.0
		441,524.3	**399,750.4**
Total equity and liabilities		**4,739,603.7**	**3,731,967.4**

1) The notes are an integral part of the financial statements.

Income statement

	Note[1]	2004/05 TEUR	2003/04 TEUR
Sales revenues	▷39	**1,609,529.9**	**1,207,325.4**
Changes in inventories and work performed and capitalised	▷40	7,704.0	1,796.1
Other operating income	▷41	41,503.3	36,368.7
Cost of materials and services	▷42	–1,011,609.6	–662,315.6
Personnel expenses	▷43	–232,258.5	–200,466.8
Depreciation	▷44	–204,162.9	–182,974.1
Other operating expenses	▷45	–79,686.8	–85,126.4
Operating result (EBIT)	▷46	**131,019.4**	**114,607.3**
Result from associated companies at equity	▷47	58,799.2	29,982.1
Result from other investments	▷48	13,372.3	22,413.4
Interest and other financial result	▷49	–16,991.1	–31,070.3
Financial result		**55,180.4**	**21,325.2**
Result before tax	▷50	**186,199.9**	**135,932.5**
Taxes on profit	▷51	–29,158.0	–17,510.3
Result after tax		**157,041.8**	**118,422.2**
Minority interests	▷52	–12,683.9	–987.9
Group net result	▷53	**144,357.9**	**117,434.3**
Earnings per share in EUR[2]	▷54	3.53	3.08
Dividend per share in EUR		1.15[3]	0.95

1) The notes are an integral part of the financial statement.
2) As at September 30, 2005, there are no differences between the diluted earnings per share as included above and the undiluted earnings per share. As at September 30, 2004, the undiluted earnings per share amounted to EUR 2.87.
3) Proposal to the Annual General Meeting: a dividend of EUR 1.00 plus a bonus dividend of EUR 0.15.

Cash flow statement

	2004/05 TEUR	2003/04 TEUR
Result before tax	**186,199.9**	**135,932.5**
+ depreciation/– writing up of fixed assets	150,275.2	159,555.7
– write-back of deferred income from customer payments for network construction	–18,219.4	–14,783.8
– gains/+ losses from foreign currency valuations	–4,032.3	–8,740.9
– gains/+ losses from the disposal of fixed assets from investment activities	–120.9	–504.4
+ increase/– decrease in long-term provisions	–3,911.6	–9,937.3
Cash flow from the result	**310,190.9**	**261,521.7**
– increase/+ decrease in short-term inventories and short-term receivables	–24,227.4	65,733.1
+ increase/– decrease in short-term provisions	18,860.4	–24,834.4
+ increase/– decrease in trade accounts payable and other liabilities	–38,552.2	–41,861.7
– payments for taxes on profits	–15,506.5	–17,956.3
Cash flow from operating activities	**250,765.1**	**242,602.4**
+ proceeds from the disposal of tangible and intangible assets	3,080.9	2,257.8
– payments for additions to tangible and intangible assets	–128,590.4	–135,198.3
+ proceeds from the disposal of /– payments for additions to the long-term financial assets	–338,838.1	–137,470.2
+ proceeds from the disposal of /– payments for additions to the short-term financial assets[1]	250,176.0	–283,278.1
Cash flow from investment activities	**–214,171.7**	**–553,688.8**
– dividend for the preceding year	–38,837.4	–28,186.1
+ capital increase	–	130,569.4
+ increase/– decrease in financial liabilities	14,282.6	173,074.9
Cash flow from financing activities	**–24,554.8**	**275,458.2**
Total cash flow	**12,038.6**	**–35,628.2**
Changes in cash and cash equivalents[2]		
Cash and cash equivalents at the beginning of the period	64,795.7	230,617.0
Changes in the scope of consolidation	5,580.6	3,011.8
Regrouping of securities from liquidity funds to financial investments	–	–133,205.0
Cash and cash equivalents at the end of the period	82,414.9	64,795.7
Total cash flow	**12,038.6**	**–35,628.2**

1) In the 2003/04 financial year, changes in the securities are reported under this item, which are used for the investment of surplus liquidity, but do not meet IFRS criteria for reporting as cash equivalents.
2) *Please refer to note* ⊳55.

Changes in equity

TEUR	Share capital	Capital reserves	Retained earnings	Re-valuation reserve	Valuation reserve according to IAS 39	Currency translation differences	Minority interests	Total
Balance 30.9.2003	**91,072.4**	**186,789.5**	**875,723.4**	**–**	**–15,459.7**	**–633.7**	**22,669.8**	**1,160,161.6**
Dividend 2002/03	–	–	–28,186.1	–	–	–	–947.0	–29,133.1
Capital increase	7,997.0	122,572.4	–	–	–	–	460.5	131,029.9
Group net result 2003/04	–	–	117,434.3	–	–	–	987.9	118,422.2
Profit-neutral changes to the value of financial instruments	–	–	–	–	174,973.6	–	–	174,973.6
Currency translation	–	–	–	–	–	213.8	–	213.8
Changes in the scope of consolidation	–	–	313.3	–	–	–	–313.3	–
Balance 30.9.2004	**99,069.4**	**309,361.9**	**965,284.9**	**–**	**159,514.0**	**–419.9**	**22,857.9**	**1,555,668.0**
Offsetting of negative goodwill[1]	–	–	10,132.9	–	–	–	–	10,132.9
Balance 1.10.2004	99,069.4	309,361.9	975,417.8	–	159,514.0	–419.9	22,857.9	1,565,801.0
Dividend 2003/04	–	–	–38,837.4	–	–	–	–938.4	–39,775.8
Group net result 2004/05[2]	–	–	144,357.9	–	–	–	12,683.9	157,041.8
Profit-neutral changes to the value of financial instruments	–	–	–	–	438,155.5	–	–	438,155.5
Currency translation	–	–	–	–	–	542.5	–	542.5
Share acquisition of fully consolidated companies	–	–	–	–	–	–	–385.7	–385.7
Changes in the scope of consolidation	–	–	–	–	–	–	68,500.8	68,500.8
Business combinations achieved in stages	–	–	–	7,050.6	–	–	88,476.1	95,526.6
Balance 30.9.2005	**99,069.4**	**309,361.9**	**1,080,938.3**	**7,050.6**	**597,669.5**	**122.6**	**191,194.6**	**2,285,406.8**

1) The book value of the negative goodwill created before September 30, 2004 has been booked as retained earnings in accordance with IFRS 3.
2) Proposal to the Annual General Meeting: a dividend of EUR 1.00 plus a bonus dividend of EUR 0.15 per share.

EVN Group investments

1. EVN AG investments in the energy sector ≥ 20% as at September 30, 2005							
Company, registered offices	Shareholder	Interest %	Currency	Shareholders' Equity Tsd	Last year's result Tsd	Balance sheet date	Method of consolidation
AUSTRIA FERNGAS Gesellschaft m.b.H. in Liqu., Vienna	EVN	23.75	EUR	2,842	–251	31.12.2004	N
Burgenland Holding Aktiengesellschaft („BHAG"), Eisenstadt	EVN	69.58	EUR	72,545	3,216	30.09.2005	F
Burgenländische Elektrizitätswirtschafts-Aktiengesellschaft (BEWAG), Eisenstadt	BHAG	49.00	EUR	193,213	29,072	30.09.2004	E
BEGAS – Burgenländische Erdgasversorgungs-Aktiengesellschaft, Eisenstadt	BHAG	49.00	EUR	56,927	10,161	30.09.2004	E
e&t Energie Handelsgesellschaft m.b.H., Vienna	EVN	31.50	EUR	1,362	266	30.09.2005	E
Elektroraspredelenie Plovdiv AD („ERP Plovdiv"), Plovdiv, Bulgaria	EVN	67.00	BGN	157,716	6,872	31.12.2004	F
Elektroraspredelenie Stara Zagora AD („ERP Stara Zagora"), Stara Zagora, Bulgaria	EVN	67.00	BGN	200,649	16,978	31.12.2004	F
ENERGIEALLIANZ Austria GmbH („EAA"), Vienna	EVN	31.50	EUR	3,279	581	30.09.2005	P
„EVN Bulgaria" EAD („EVN Bulgaria"), Sofia, Bulgaria	EVN	100.00	BGN	200	–	31.12.2004	F
EVN Development EOOD, Sofia, Bulgaria[1)]	EVN Bulgaria	100.00	BGN	–	–	–	N
EVN Energievertrieb GmbH & Co KG, Maria Enzersdorf	EVN	100.00	EUR	40,527	44,938	30.09.2005	P
EVN Kraftwerks- und Beteiligungsgesellschaft mbH („EVN Kraftwerk"), Maria Enzersdorf	EVN	100.00	EUR	1,260	10	30.09.2005	F
evn naturkraft Erzeugungs- und Verteilungs GmbH, Maria Enzersdorf	EVN	100.00	EUR	56	3	31.12.2004	N
evn naturkraft Erzeugungs- und Verteilungs GmbH & Co KG („evn naturkraft"), Maria Enzersdorf	EVN	100.00	EUR	23,064	4,368	30.09.2005	F
EVN Netz GmbH, Maria Enzersdorf	EVN	100.00	EUR	35	–	30.09.2005	F
Energy Trading AD, Sofia, Bulgaria[1)]	ERP Plovdiv/ ERP Stara Zagora	100.00	BGN	–	–	–	F
Energie Raum Mur Wasserkraftwerk Errichtungs- und Betriebs GmbH, Graz	WTK	50.00	EUR	29	–6	31.12.2004	E
IN-ER Erömü Kft., Nagykanizsa, Hungary	EVN	70.00	HUF	526,913	5,340	31.12.2004	N
Kraftwerk Nussdorf Errichtungs- und Betriebs GmbH, Vienna	evn naturkraft	33.33	EUR	38	2	31.12.2004	N
Kraftwerk Nussdorf Errichtungs- und Betriebs GmbH & Co KG, Vienna	evn naturkraft	33.33	EUR	5,853	–183	31.12.2004	E
Naturkraft Energievertriebsgesellschaft m.b.H., Vienna	EAA	100.00	EUR	631	3	30.09.2005	P
RAG Beteiligung Aktiengesellschaft („RBG"), Maria Enzersdorf	EVN	50.05	EUR	80,386	29,963	30.06.2005	F
Rohöl Aufsuchungs Aktiengesellschaft, Vienna	RBG	75.00	EUR	73,317	39,154	31.12.2004	E
STEAG-EVN Walsum 10 Kraftwerks-gesellschaft mbH, Essen, Germany[1)]	EVN Kraftwerk	49.00	EUR	–	–	–	E
SWITCH Energievertriebsgesellschaft m.b.H., Salzburg	EAA	100.00	EUR	211	7	30.09.2005	P
Toplak Gesellschaft m.b.H., Breitenfurt	EVN	50.00	EUR	–675	–890	31.10.2004	E
Wasserkraftwerke Trieb und Krieglach GmbH („WTK"), Maria Enzersdorf	evn naturkraft	70.00	EUR	1,102	–334	30.09.2005	F

F Fully consolidated company (subsidiary)
P Pro rata consolidated company
E Company consolidated at equity (associated company)
N Not consolidated

2. Other major EVN AG investments in the energy sector as at September 30, 2005							
Company, registered offices	Share-holder	Interest %	Currency	Share-holders' Equity Tsd	Last year's result Tsd	Balance sheet date	Method of con-solida-tion
EconGas GmbH, Vienna	EVN	15.70	EUR	61,577	36,896	31.03.2005	E
Energie AG Oberösterreich, Linz	EVN	9.33	EUR	532,973	31,057	30.09.2004	N
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbund), Vienna	EVN	12.50	EUR	1,648,807	268,841	31.12.2004	N

E Company consolidated at equity (associated company)
N Not consolidated

3. EVN AG investments in other core business related sectors = 20% as at September 30, 2005							
Company, registered offices	Share-holder	Interest %	Currency	Share-holders' Equity Tsd	Last year's result Tsd	Balance sheet date	Method of con-solida-tion
ABeG Abwasserbetriebsgesellschaft mbH, Offenbach am Main, Germany	WTE Essen	49.00	EUR	208	27	30.09.2005	N
ALLPLAN Gesellschaft m.b.H., Vienna	Utilitas	50.00	EUR	601	36	31.12.2004	E
ARGE Coop Telekom, Maria Enzersdorf	grafotech	50.00	EUR	103	27	31.12.2004	E
ARGE Scan4Tech, Maria Enzersdorf	grafotech	50.00	EUR	128	–22	31.12.2004	E
AVN Abfallverwertung Niederösterreich Ges.m.b.H, Maria Enzersdorf	EVN Umwelt	100.00	EUR	9,697	9,515	30.09.2005	F
BioBalance A/S, Birkerod, Denmark	WTE Essen	100.00	DKK	4,049	1,259	30.09.2005	F
BioBalance Baltic UAB, Kaunas, Lithuania	BioBalance	100.00	LTL	72	–17	30.09.2005	N
Cista Dolina – SHW Komunalno podjetje d.o.o., Kranjska Gora, Slovenia	WTE Betrieb	100.00	SIT	3,640	74	30.09.2005	F
DTV Rt., Dunavarsány, Hungary	evn wasser	51.00	HUF	347,842	37,517	31.12.2004	N
Ernst Hora Elektroinstallationen Gesellschaft m.b.H., Vienna	first facility	100.00	EUR	53	14	31.12.2004	N
EVN Business Service GmbH, Maria Enzersdorf[1)]	Utilitas	100.00	EUR	585	404	30.09.2005	F
EVN Finanzmanagement und Vermietungs-GmbH („EVN FM"), Maria Enzersdorf	EVN	100.00	EUR	15,308	4,407	30.09.2005	F
EVN Finanzservice GmbH, Maria Enzersdorf	EVN FM	100.00	EUR	12,562	1,608	30.09.2005	F
EVN Liegenschaftsverwaltung Gesellschaft m.b.H., Zwentendorf an der Donau[2)]	EVN/Utilitas	100.00	EUR	–36,663	–320	31.12.2004	F
EVN-Pensionskasse Aktiengesellschaft, Maria Enzersdorf	EVN	100.00	EUR	4,309	231	31.12.2004	N
EVN Projektgesellschaft Müllverbrennungsanlage Nr. 3 mbH („EVN MVA3"), Maria Enzersdorf	EVN Umwelt/ Utilitas	100.00	EUR	38,289	–139	30.09.2005	F
EVN Umweltholding und Betriebs-GmbH („EVN Umwelt"), Maria Enzersdorf[3)]	EVN	100.00	EUR	90,103	–3,797	30.09.2005	F
e&i EDV Dienstleistungsgesellschaft m.b.H., Vienna	EVN	50.00	EUR	1,605	–36	30.09.2005	E
evn wasser Gesellschaft m.b.H., Maria Enzersdorf	EVN/ Utilitas	100.00	EUR	63,325	3,455	30.09.2005	F
first facility GmbH („first facility"), Vienna[4)]	Utilitas	100.00	EUR	772	265	30.09.2004	F
first facility Bulgaria EOOD, Sofia, Bulgaria[5)]	first facility	100.00	BGN	–	–	–	N
first facility d.o.o., Zagreb, Croatia[5)]	first facility	100.00	HRK	–	–	–	N
first facility Ingatlankezelö Kft., Budapest, Hungary[5)]	first facility/ Ernst Hora	100.00	HUF	–	–	–	N

Company, registered offices	Shareholder	Interest %	Currency	Shareholders' Equity Tsd	Last year's result Tsd	Balance-sheet date	Method of consolidation
grafotech Beratungs- und Planungsgesellschaft m.b.H., Maria Enzersdorf[6]	Utilitas	100.00	EUR	945	701	30.09.2005	F
Kabelsignal AG, Maria Enzersdorf[7]	Utilitas	100.00	EUR	15,860	7,113	30.09.2005	F
NÖKOM NÖ Telekom Service Gesellschaft m.b.H., Maria Enzersdorf	EVN	50.00	EUR	7,394	–279	31.12.2004	E
OAO „EVN MSZ 3", Moscow, Russia	EVN MVA3	100.00	RUB	52,375	–198	31.12.2004	F
OAO „WTE Sud-West", Moscow, Russia	Süd-West	100.00	RUB	490,246	–3,785	31.12.2004	F
R 138-Fonds, Vienna	EVN/ evn naturkraft/ WTE Austria	100.00	EUR	89,433	10,283	30.09.2005	F
Saarberg Hölter Projektgesellschaft Süd Butowo mbH („Süd Butowo"), Essen, Germany	WTE Essen	100.00	EUR	5,467	311	30.09.2005	F
SHW Hölter Projektgesellschaft Zelenograd mbH („Zelenograd"), Essen, Germany	WTE Essen	100.00	EUR	11,190	657	30.09.2005	F
SHW Hölter Projektgesellschaft Slowenien mbH, Essen, Germany	WTE Essen	100.00	EUR	27	–	30.09.2005	F
SHW/RWE Umwelt Aqua Vodogradnja d.o.o., Zagreb, Croatia	WTE Essen	50.00	HRK	1,543	1,563	31.12.2004	N
SHW Projektgesellschaft Pskov mbH, Essen, Germany	WTE Essen	100.00	EUR	22	–	30.09.2005	N
UTILITAS Dienstleistungs- und Beteiligungs-GmbH, Maria Enzersdorf	EVN	100.00	EUR	34,013	7,180	30.09.2005	F
V&C Kathodischer Korrosionsschutz Gesellschaft m.b.H., Pressbaum	Utilitas	100.00	EUR	329	73	31.03.2005	F
Wasserver- und Abwasserentsorgungsgesellschaft Märkische Schweiz mbh, Buckow, Germany	WTE Essen	49.00	EUR	526	14	31.12.2004	N
Wiener Stadtwerke Management Beta Beteiligungs GmbH, Vienna[5]	Utilitas	47.37	EUR	–	–	–	N
Wiental-Sammelkanal GmbH, Untertullnerbach	evn wasser	50.00	EUR	892	–2	31.12.2004	N
WTE Wassertechnik Austria GmbH („WTE Austria"), Vienna[8]	WTE Essen/ WTE Umwelt	100.00	EUR	1,752	230	30.09.2005	F
WTE Projektna druzba Bled d.o.o., Bled, Slovenia	WTE Essen	100.00	SIT	–568	–1,532	30.09.2005	F
WTE Projektna druzba Kranjska Gora d.o.o., Kranjska Gora, Slovenia	WTE Essen	100.00	SIT	2,795	695	30.09.2005	F
WTE Projektna druzba Lasko d.o.o., Lasko, Slovenia	WTE Essen	100.00	SIT	–8,585	–8,688	30.09.2005	F
WTE Projektgesellschaft Süd-West Wasser mbH („Süd-West"), Essen, Germany	WTE Essen	100.00	EUR	34,005	–10	30.09.2005	F
WTE Betriebsgesellschaft mbH, Hecklingen, Germany	WTE Essen	100.00	EUR	511	–	30.09.2005	F
WTE Wassertechnik GmbH („WTE Essen"), Essen, Germany	EVN Umwelt	100.00	EUR	55,945	2,775	30.09.2005	F
WTE Wassertechnik (Polska) Sp.z.o.o., Warsaw, Poland[9]	WTE Essen	100.00	PLN	1,513	3,065	30.09.2005	F
ZAO „STAER", Moscow, Russia	Süd Butowo	70.00	RUB	1,031	798	31.12.2004	N
ZAO „STAER-ZWK", Moscow, Russia	Zelenograd	70.00	RUB	4,287	3,692	31.12.2004	N
Zagrebacke otpadne vode d.o.o., Zagreb, Croatia	WTE Essen	48.50	HRK	219,371	92,601	31.12.2004	E

Company, registered offices	Share-holder	Interest %	Currency	Share-holders' Equity Tsd	Last year's result Tsd	Balance sheet date	Method of con-solida-tion
Zagrebacke otpadne vode – upravljanje i pogon d.o.o, Zagreb, Croatia	WTE Essen	35.00	HRK	25,956	25,936	31.12.2004	N

F Fully consolidated company (subsidiary)
E Company consolidated at equity (associated company)
N Not consolidated

[1] *Formerly EZO Gastronomie- und Servicegesellschaft m.b.H.*
[2] Formerly Gemeinschaftskraftwerk Tullnerfeld Gesellschaft m.b.H.
[3] Formerly WTE Wassertechnik Holding und Betriebs-GmbH; merger with EVN Energievertrieb GmbH and AVN Holding und Betriebs-GmbH.
[4] Formerly teletech Facility Management Service GmbH.
[5] The company was newly founded in the past financial year and did not produce any financial statements.
[6] Formerly GrafoTech Holding GmbH; takeover of assets in GrafoTech Beratungs- und Planungsgesellschaft mbh & Co KG in accordance with contribution in kind agreement.
[7] Merger with Kabelsignal Melk GmbH and Kabelsignal Bruck/Leitha GmbH.
[8] Formerly Novum Wassertechnik GmbH.
[9] Formerly SHW Hölter Wassertechnik Polska Sp.z.o.o.

Notes

General

EVN AG is a multi-service utility company with registered offices at EVN Platz, A-2344 Maria Enzersdorf, Austria. The EVN consolidated financial statements for the 2004/05 financial year correspond with the current valid International Financial Reporting Standards (IFRS) and follow the interpretations as laid down by the International Financial Reporting Interpretations Committee (IFRIC, previously: Standing Interpretations Committee or SIC).

These consolidated financial statements have been drawn up in accordance with the going-concern principle. The presentation and grouping of individual items in the balance sheet, the income statement and the cash flow statement, as well as the changes in equity, are based on the principle of materiality. Both the EVN accounts and the consolidated financial statements are prepared in euros (EUR). For the sake of clarity, all figures are generally provided in thousands of euros (TEUR). There may be some slight mathematical differences due to the rounding up or down of individual items and percentages.

The accounting and valuation of the consolidated financial statements are based on uniform criteria.

Principles of consolidation

▷ 1. Scope of consolidation

During the past financial year, a total of twelve companies were fully consolidated for the first time: Cista Dolina – SHW Komunalno podjetje d.o.o., Elektrorazpredelenie Plovdiv AD, Elektrorazpredelenie Stara Zagora AD, "EVN Bulgaria" EAD, Energy Trading AD, EVN Kraftwerks- und Beteiligungs-GmbH, EVN Liegenschaftsverwaltung Gesellschaft m.b.H. (previously: Gemeinschaftskraftwerk Tullnerfeld Gesellschaft m.b.H.), EVN Netz GmbH, Kabelsignal Melk GmbH, Kabelsignal Bruck/Leitha GmbH, OAO "EVN MSZ 3" and OAO "WTE Sud-West".

RAG Beteiligungs AG ("RBG"), which had previously been consolidated at equity, was also fully consolidated for the first time.

A total of four fully consolidated companies were merged: Kabelsignal Melk GmbH and Kabelsignal Bruck/Leitha GmbH merged with Kabelsignal AG; AVN Holding und Betriebs-GmbH and EVN Energievertrieb GmbH merged with EVN Umweltholding und Betriebs-GmbH (previously: WTE Wassertechnik Holding und Betriebs-GmbH). GrafoTech Beratungs- und Planungsgesellschaft mbH & Co KG, which had been fully consolidated in the 2003/04 financial year, was integrated into grafotech Beratungs- und Planungsgesellschaft m.b.H. (previously: GrafoTech Holding GmbH).

The consolidated financial statements of EnergieAllianz Austria GmbH are included on a pro rata basis. EVN AG has a 31.5% interest in the financial statements of the sub-group, which is comprised of EnergieAllianz Austria GmbH, Switch Energievertriebsgesellschaft m.b.H. as well as Naturkraft Energievertriebsgesellschaft m.b.H. EVN AG also owns a 100% stake in EVN Energievertrieb GmbH & Co KG.

As a result, including EVN AG as the parent company, a total of 40 (previous year: 32) companies are fully consolidated and four are consolidated pro rata as in the preceding year. As a result of the changes in the scope of consolidation, the balance sheet total rose by TEUR 592,530.3.

Two companies were consolidated at equity for the first time: Rohöl-Aufsuchungs-AG and STEAG-EVN Walsum 10 Kraftwerksgesellschaft mbH. Following a change in the type of consolidation for RBG, from consolidation at equity to full consolidation, along with the final consolidation of the disposed shareholding in Kögáz Középdunántúli Gázszolgáltató Rt. ("Kögáz") the number of companies consolidated at equity is 15 (previous year: 15).

In accordance with the principle of materiality, an investment need not be shown as a subsidiary or as an associated company if it is immaterial. This appraisal is based on the company's respective balance sheet total, total fixed assets, pro rata equity and external sales revenues in proportion to Group totals. The companies consolidated on the basis of these criteria account for more than 99% of the respective totals. A total of 13 (previous year: 14) subsidiaries were not consolidated in view of their immateriality to the assets, financial position and profitability of the Group.

1. Changes in the scope of consolidation

	Fully consolidated	Pro rata consolidated	Consolidated at equity	Total
30.9.2003	**16**	**4**	**11**	**31**
Initial consolidation	20	–	5	25
Merger	–5	–	–	–5
Change of consolidation	1	–	–1	–
Final consolidation	–	–	–	–
30.9.2004	**32**	**4**	**15**	**51**
Initial consolidation	12	–	2	14
Merger/transfer of assets	–5	–	–	–5
Change of consolidation	1	–	–1	–
Final consolidation	–	–	–1	–1
30.9.2005	**40**	**4**	**15**	**59**

▷ 2. Consolidation method

In line with IFRS 3 in conjunction with IAS 36 und IAS 38, all capital consolidations carried out after April 1, 2004 have to be carried out in accordance with the purchase method. According to this acquisition-based method of accounting, the capital consolidation at the date of acquisition is implemented by calculating the purchase price together with the market value to be attributed of the newly valuated net assets of the acquired company. Irrespective of the extent of any minority interests which are acquired, the identifiable assets, liabilities and contingent liabilities of the subsidiaries are to be consolidated to their full fair value. Intangible assets are to be consolidated separately from goodwill, if it can be demonstrated that they are separable from the company or result from a legal or contractual agreement or other legal rights. In applying the purchase method, restructuring provisions are not allowed to be newly set aside within the framework of the purchase price allocation. The remaining goodwill arising on consolidation is capitalised as goodwill. If the consolidation difference is negative (negative goodwill), it is to be capitalised in the income statement as a gain following a re-assessment of the valuation of the identifiable assets, liabilities and contingent liabilities of the acquired company as well as the acquisition costs. Negative goodwill, which arose before October 1, 2004 or which is still existent, was applied to offset retained earnings in accordance with IFRS 3.81.

According to IFRS 3 in conjunction with IAS 36, the goodwill arising on consolidation is not amortised as scheduled depreciation as of October 1, 2004. Instead, the valuation of the goodwill arising on consolidation is subject to an impairment test on an annual basis, or when there is a reasonable assumption that such a depreciation is likely to arise. If the market value of a cash-generating business unit surpasses the recoverable amount, then the allocated goodwill will be reported as exceptional depreciation to the amount of the consolidation difference. Further necessary depreciation is to be implemented through a pro rata reduction of the carrying value of the remaining fixed assets.

For those associated companies consolidated in accordance with the equity method, the same equity capital consolidation principles apply as in the case of full consolidation. In the case of differences in the balance sheet dates among the associated companies, intermediate financial statements are put together. The companies consolidated according to the equity method may continue applying their local valuation methods in the case of immaterial deviations.

Receivables and liabilities, expenses and earnings as well as intermediate financial statements within the Group are eliminated, to the extent to which they are not immaterial.

▷ 3. Company acquisitions

In October 2004, the contracts concerning the purchase of a 67% stake in two Bulgarian electricity supply companies, Elektrorazpredelenie Plovdiv AD and Elektrorazpredelenie Stara Zagora AD were signed in Sofia.The purchase price for both firms amounted to TEUR 271,000.0. Taking into account the additional expenses arising from the acquisition, as well as performance guarantees, the total purchase price actually amounted to TEUR 257,816.7. The date in which EVN assumed effective control of the company was January 14, 2005. The EVN Group will also pursue its multi-service utility strategy in Bulgaria, which is expected to grow dynamically in the upcoming years due to the country's planned EU membership. Based on its acquisition of the two Bulgarian electricity supply companies, EVN sees an opportunity to strengthen and expand its core business operations in the electricity, gas and heating segments as well as in the water, wastewater treatment and thermal waste incineration business areas. The ongoing integration process will enable EVN to exploit potential synergies and boost profitability to Western European levels.

On April 1, 2005, within the framework of a share swap, EVN acquired a majority share of RAG Beteiligungs AG (RBG), which in turn owns a 75.0% share of Rohöl-Aufsuchungs-AG. As a result of this transaction, EVN acquired an additional 10.05% of E.ON. Together with its previously-held stake of 40.0%, EVN now owns a 50.05% share of RBG. As a consequence of the share swap and a purchase price of TEUR 5,500.0, E.ON received EVN's 31.25% share of Kögáz.

Within the framework of purchase and transfer contracts concluded between July 4, 2005 and July 12, 2005, EVN acquired the remaining 89.2% share of EVN Liegenschaftsverwaltung Gesellschaft m.b.H. (previously: Gemeinschaftskraftwerk Tullnerfeld Gesellschaft m.b.H.) for TEUR 3,210.0 from the company's former shareholders. July 7, 2005 marked the date in which EVN took effective control of the company.

The initial consolidation of the acquired companies incorporated in the Group took place at the date of acquisition, when control was assumed of the net assets and business operations of the acquired companies.

Company acquisitions and the resulting initial consolidation have the following impact on the Group balance sheet:

3. Impact of corporate acquisitions in 2004/05	
TEUR	**Total**
Fixed assets	421,716.2
Current assets	70,165.8
	491,882.0
Equity	395,959.7
Long-term liabilities	33,549.6
Current liabilities	62,372.7
	491,882.0

Within the framework of the initial consolidation, an amount of TEUR 34,121.0 of the purchasing price was allocated to the acquired customer base. Through a successive takeover of additional shares, TEUR 126,784.2 in allocable and TEUR 7,652.3 in non-allocable hidden reserves were recognized in equity, and TEUR 3,361.1 hidden reserves were reported as property assets.

The result before tax (before minority interests), which the acquired companies contributed since the date of their initial consolidation, amounted to TEUR 12,702.5 for the Bulgarian electricity supply companies, TEUR 4,646.2 for RAG Beteiligungs AG and minus TEUR 20.6 for EVN Liegenschaftsverwaltung Gesellschaft m.b.H.

In accordance with IFRS 3, a re-valuation of the identifiable assets, liabilities and contingent liabilities of the acquired company must be newly implemented at the date of each share swap on a pro forma basis. Within the framework of successive mergers, write-ups amounted to TEUR 7,050.6, which were reported under equity as profit neutral.

▷ 4. Group currency translation

The financial statements of foreign subsidiaries are translated on the basis of functional currency. Translation of the balance sheet items is carried out at the mid-market exchange rate on the balance sheet date. The items in the income statements of consolidated foreign companies are translated at the average rates of exchange for the period. Differences arising from the currency translation of pro rata equity are reported under the retained earnings without any effect on the result. In the case of a foreign currency being deconsolidated, these currency differences are recognised as profits or losses.

Accounting and valuation methods

▷ 5. Tangible and intangible assets

Tangible and intangible assets are reported at the cost of acquisition or production, less scheduled linear depreciation. Apart from direct costs, the production costs include a reasonable percentage of material and manufacturing overheads. General administrative costs and interest on borrowed capital are not capitalised.

In accordance with IAS 23, the costs of borrowed capital for important new buildings have been capitalised in the 2004/05 financial year for the first time as production costs for the duration of the construction period.

Assets are depreciated from the time of commissioning. Straight-line depreciation is carried out over the expected useful life of the asset. In the case of assets commissioned during the first six months of the financial year, depreciation is for a whole financial year, otherwise the amount for a half-year is offset. The anticipated economic and technical life of tangible assets is taken into consideration in determining their useful life.

In accordance with IFRS 3, goodwill arising on consolidation is not amortised as scheduled depreciation, but is subject to an impairment test annually or if there is a reasonable assumption that such a depreciation is likely to arise.

The goodwill of cash generating units (CGU) is used as the basis for implementing impairment tests. The reduction in the value of an asset of the cash generating unit is calculated as follows: a comparison is made between the previously reported carrying amount (including the goodwill allocated) with the recoverable amount, namely the higher of the net sales price and the value in use, which is calculated as a cash value from the related future monetary inflows and outflows on the basis of the data derived from medium-term corporate planning. A discount rate of 8.0% is used for Austria, and 11.75% for Central and Eastern Europe.

Should this result in a value below that of the previously reported carrying value, a write-down is completed predominantly in the form of an exceptional depreciation of the goodwill, amounting to the difference between the previously reported carrying amount and the recoverable amount. Any further need for depreciation is to be implemented through a pro rata reduction of the carrying amount of the remaining fixed assets.

If the reasons for exceptional depreciation no longer apply, a corresponding write-up takes place. According to IFRS 3, goodwill which has once been amortised due to a depreciation may no longer be reported as an addition.

The value in use of tangible assets was calculated through the discounting of future monetary inflows and outflows, which result from the use of the asset. The interest rate for the discount amounted to 8.0% (previous year: 8.0%) and derived from the weighted capital costs of the company. Valuation took place on the basis of a forecast, which contained both anticipated future revenues, operating and maintenance costs, whereby the respective, use-related status of the asset was also taken into account.

The decisive criterion for the qualification of a production unit as a cash generating unit is its technical and commercial ability to achieve independent revenues. In the Group, this definition applies to electricity and heating generation plants, electricity and gas distribution systems, data transmission lines, and electricity purchasing rights.

Maintenance work is shown as an expense unless it changes the nature of the asset involved and a value arises above and beyond the work performed.

No intangible assets defined by the company itself were capitalized as assets in the EVN Group.

Third-party investment subsidies are allocated to the affected assets, reported as liabilities and written back in line with the scheduled depreciation of the assets in question.

If tangible or intangible assets are shut down or abandoned, the loss resulting from the differences between the value in use and the remaining carrying amount are reported in the item other operating income or other operating expenses.

If tangible assets are sold, a binding impairment test will have to be carried out in accordance with IFRS 5 as soon as the transaction is approved and the conditions underlying this transaction are available for further analysis. If required, the value of the assets will then be depreciated to the amount of the sales price less the disposal costs, and will not be depreciated any further until the date of sale.

In the case of rights to electricity procurement from external power stations reported as intangible assets, a useful life of 40 years was used in accordance with the contractual period. In the course of mergers, the acquired volume of orders will be depreciated in accordance with their expected useful life. An acquired customer base will not be depreciated, but is subject to an annual test determining the depreciation in value.

5. Expected useful life of tangible and intangible assets

	Years
Buildings	10–50
Transmission lines and pipelines	15–33
Machinery	10–33
Meters	7–40
Tools and equipment	3–25
Software	3–8
Rights	4–40

▷ 6. Leasing and rented property, plant and equipment

In accordance with IAS 17, an asset for which a leasing agreement is concluded is allocated to the lessee or leasor, according to the criteria of allocating all significant risks and benefits relating to the assets which are the subject of the leasing agreement.

In the case of a financial leasing agreement, from the point of view of the lessee, the assets for which such leases and rental agreements are concluded are capitalized at the present value of the discounted leasing or rental payments at the time of acquisition, and depreciated over their useful life. The value of capitalised assets is offset against the respective cash value of the liability arising from the outstanding lease or rental charges on the balance sheet date.

Within the framework of operating leasing, the respective assets are regarded as being owned by the lessor. The rental charges incurred by the lessee are allocated as equal instalment payments over the duration of the leasing agreement and reported as an expense.

▷ 7. Financial assets

In the consolidated financial statements, associated companies are principally valued at equity. Where these companies are immaterial and market values cannot be established, valuation takes place at the cost of acquisition. Probable permanent reductions in value are depreciated accordingly.

Investments in companies that do not qualify as either subsidiaries or associated companies are valued at market value. In the case of those companies for which a reliable market value can be determined, either the market value or the likely sales proceeds on the balance sheet date are reported. In line with IAS 39, the changes in value of these investments are reported under equity as profit neutral. Recognised revaluation is undertaken for probable, permanent reductions in value. All other investments are valued at the cost of acquisition less eventual, exceptional depreciation.

Bonds and other fixed-interest securities, shares and other interests, which are allocated to permanent operations, are reported at market value. Changes in value are generally reported under equity as profit neutral. Conversely, in the event of non-temporary reductions in value, recognised write-down is completed. Interest-free or low-interest loans are reported at the cost of acquisition or the lower cash value.

▷ 8. Inventories

The valuation of inventories is made at the cost of acquisition or production, or at the market price, if lower. No write-downs are made on inventories if the book values are covered by the sales proceeds. The calculation of the use of primary energy reserves, raw materials and consumables takes place in accordance with the floating average cost method. Where turnover is infrequent, a write-down may be undertaken.

▷ 9. Receivables

Receivables for deliveries and services and other current receivables are reported at the carried cost of acquisition, and reduced by valuation adjustments, where necessary. Tax receivables are offset against tax liabilities, when they relate to the same tax authority and a billable claim exists.

According to IAS 11, long-term construction contracts are reported according to the method of evaluating the extent to which revenues will be achieved, in line with the progress being made in the services performed (percentage of completion method). These contracts are reported as long-term leasing receivables on the basis of the agreed-upon revenues to be gained under the terms of the contract, and for the costs incurred to reach that particular stage of completion, less the payments received from the customer. The stage of completion achieved is calculated by taking the corresponding percentage of the contract costs incurred up to the balance sheet date in relation to the expected total contract costs, or in relation to contractually agreed-upon "milestones".

Revenues in the end customer business are calculated at the balance sheet date, in part with the support of statistical processes derived from the customer billing system, and limited to the energy or water quantities delivered in the particular period under review. Sales are reported as revenues, if EVN has fulfilled all the main contractually binding service commitments.

▷ 10. Cash and current deposits

Current deposits (cash in hand, cash at banks, securities) are combined under the item cash and current deposits and reported at current rates.

▷ 11. Liabilities

Liabilities are reported at the carried cost of acquisition. Foreign currency liabilities are valued at the mid-market rate on the balance sheet date, or in the case of hedge accounting, with the hedged rate. Funding costs are part of the carried cost of acquisition.

This item also includes deferred income from customer payments for network construction. These are recognised as long-term liabilities and written back over the relevant period.

Provisions for pensions and similar obligations, severance payments and long-service bonuses are valued using the projected unit credit method. The anticipated benefits to be paid are spread over the active working life of employees until retirement. Anticipated future increases in remuneration are taken into account. An actuary calculates the amounts of the provisions on the respective closing date of the financial statements in the form of an acturial report. Acturial profits and losses are not reported within the corridor.

Pursuant to § 18 of the Austrian Emission Certificate Act, the owners of a facility approved in line with § 4 of the Austrian Emission Certificate Act are required, as of the year 2006, to return to the Austrian Minister for Agriculture and Forestry, Environment and Water Management the same number of emission certificates corresponding to and covering the total volume of the facility's emissions, as certified according to § 9 of the Austrian Emission Certificate Act, which apply to the previous calendar year.

A provision is made for the return of the emission rights, which is valuated according to the presumed amount to be paid.

Deferred taxes are calculated using the liability method at the tax rate to be expected on the balanced sheet date when short-term differences are reversed.

Other provisions consist of the aggregate contingent liabilities, reflecting the most likely liability.

▷ 12. Currency translation

Assets and debts in foreign currencies (from outside the euro zone) are translated at the mid-market rate of exchange on the balance sheet at the forward exchange rate in euros. Assets and debts denominated in the former currencies of the European Monetary Union states were converted at the rates irrevocably fixed by the European Commission. Resulting write-ups and write-downs are accounted for as income or expense.

▷ 13. Stating of the fair value of financial instruments

The fair value of financial instruments is the amount used as a basis in business transactions between expert contractual parties, who are independent of each other. The fair value is frequently identical with the market price. Thus, the fair value is established on the basis of the market information available on the balance sheet date. In view of conflicting influences, the values reported can therefore differ from the values realised at a later date.

In accordance with IAS 39, financial instruments are defined as contracts, which are simultaneously reported by one company as a financial asset and by the other as a liability or an equity instrument. On the assets side, the original financial instruments consist of financial assets, receivables and liquid funds. On the equity and liabilities side, they comprise liabilities. Swaps, options, futures and structured products number among the derivative financial instruments.

A financial asset is reported at fair value through profit and loss, if it meets one of the following criteria:

- It is held for trading purposes in order to attain a profit from short-term exchange rate fluctuations, without applying hedge accounting regulations.
- During the course of its first-time use, it is to be designated as a financial asset to be consolidated as a gain at the prevailing current value. Exceptions are investments in equity capital instruments, for which no listed active market prices are available and the attributed market value can not reliably be determined.

Financial assets are valuated at the current value (fair value), if a group of financial assets, in accordance with the documented risk management or an investment strategy, is administered at their fair value and the corresponding information is conveyed to the company's top management.

Securities held for an unspecified period of time are included in the category of those available financial assets (investments available for sale) to be disposed of. Valuation takes place at market value. In accordance with IAS 39, value changes are reported under equity in the valuation reserve as being profit neutral.

Notes to the balance sheet

Assets

Fixed assets

As compared to the previous year, the net value of fixed assets increased by TEUR 1,147,087.4, or 39.2%, to TEUR 4,072,097.8 (previous year: TEUR 2,925,010.4). The net value is the residual book value, which comprises the acquisition cost less accumulated depreciation.

At the balance sheet date, the part mortgage of a property to a maximum amount totalled TEUR 1,827.7.

▷ 14. Tangible assets

The additions resulted primarily from the expansion of the electricity distribution, heating and wind power networks and installation, the construction of gas transport and distribution pipelines as well as investments in facilities for the company's technical infrastructure. The expansion of the scope of consolidation primarily encompasses the asset values of the two Bulgarian electricity supply companies.

14. Development of tangible assets 2003/04

TEUR	Land and buildings	Transmission lines and pipelines	Technical plant	Meters	Other plant, tools and equipment	Advance payments made and plant under construction	Total
Gross value 30.9.2003	**452,433.0**	**1,806,032.2**	**1,339,508.3**	**115,829.5**	**166,622.9**	**82,269.9**	**3,962,694.9**
Currency differences	3.3	–	–0.8	–	8.6	–	11.1
Changes in the scope of consolidation	2,139.5	889.4	1,969.1	–	3,751.4	6,564.6	15,314.0
Additions	13,818.3	50,437.3	34,832.8	2,070.4	14,633.0	46,196.1	161,987.8
Disposals	–759.1	–3,560.7	–4,571.9	–2,858.6	–5,577.6	–7,587.5	–24,915.4
Transfers	5,211.5	35,800.8	8,450.6	2.6	1,044.5	–51,098.1	–588.1
Gross value 30.9.2004	**472,846.5**	**1,889,599.0**	**1,380,188.0**	**115,043.9**	**180,482.9**	**76,344.1**	**4,114,504.4**
Accumulated depreciation 30.9.2003	**–281,309.8**	**–919,096.3**	**–969,786.0**	**–68,272.5**	**–133,164.5**	**–752.0**	**–2,372,381.2**
Currency differences	–3.4	–	0.7	–	–6.8	–	–9.4
Changes in the scope of consolidation	–532.3	–	–1,173.1	–	–2,462.0	–	–4,167.4
Scheduled depreciation	–8,630.8	–66,307.3	–37,249.4	–4,370.8	–15,373.0	–535.0	–132,466.4
Exceptional depreciation	–1,689.2	–9,178.6	–11,661.1	–	–5,444.1	–	–27,978.0
Additions	–	–	–	–	–	–	–
Disposals	447.0	3,244.9	4,192.3	2,074.7	5,275.8	–	15,234.8
Transfers	–1.6	–9,790.0	6,343.0	–0.9	3,481.0	–	31.5
Accumulated depreciation 30.9.2004	**–291,720.1**	**–1,001,127.3**	**–1,009,338.6**	**–70,569.5**	**–147,693.5**	**–1,287.0**	**–2,521,736.1**
Net value 30.9.2003	**171,123.2**	**886,935.9**	**369,722.3**	**47,557.0**	**33,458.3**	**81,516.9**	**1,590,313.7**
Net value 30.9.2004	**181,126.4**	**888,471.7**	**370,849.4**	**44,474.3**	**32,789.4**	**75,057.1**	**1,592,768.2**

14. Development of tangible assets 2004/05

TEUR	Land and buildings	Transmission lines and pipelines	Technical plant	Meters	Other plant, tools and equipment	Advance payments made and plant under construction	Total
Gross value 30.9.2004	**472,846.5**	**1,889,599.0**	**1,380,188.0**	**115,043.9**	**180,482.9**	**76,344.1**	**4,114,504.4**
Currency differences	4.0	–	–1.2	–	27.5	–	30.3
Changes in the scope of consolidation	47,816.9	95,043.4	23,569.3	22,442.4	6,907.0	6,367.2	202,146.2
Additions	7,296.2	51,897.4	24,631.2	10,501.0	13,870.5	79,616.0	187,812.3
Disposals	–4,498.2	–5,001.7	–15,768.6	–2,362.4	–19,205.4	–279.8	–47,116.1
Transfers	2,630.3	20,257.0	7,139.8	6,854.0	2,593.1	–37,738.2	1,736.0
Gross value 30.9.2005	**526,095.7**	**2,051,795.1**	**1,419,758.6**	**152,478.9**	**184,675.5**	**124,309.2**	**4,459,113.0**
Accumulated depreciation 30.9.2004	**–291,720.1**	**–1,001,127.3**	**–1,009,338.6**	**–70,569.5**	**–147,693.5**	**–1,287.0**	**–2,521,736.1**
Currency differences	–4.0	–	1.0	–	–20.1	–	–23.1
Scheduled depreciation	–10,167.6	–74,356.1	–36,843.0	–7,624.9	–15,715.1	–	–144,706.7
Exceptional depreciation	–2,766.8	–3,749.0	–49,496.4	–	–450.3	–605.0	–57,067.4
Additions	1,096.7	–	5,158.1	–	–	–	6,254.8
Disposals	1,439.8	4,384.0	8,065.0	1,832.8	18,872.7	–	34,594.3
Transfers	67.4	199.9	70.9	–945.9	–282.5	–	–890.2
Accumulated depreciation 30.9.2005	**–302,054.6**	**–1,074,648.6**	**–1,082,383.0**	**–77,307.5**	**–145,288.8**	**–1,892.0**	**–2,683,574.5**
Net value 30.9.2004	**181,126.4**	**888,471.7**	**370,849.4**	**44,474.3**	**32,789.4**	**75,057.1**	**1,592,768.2**
Net value 30.9.2005	**224,041.1**	**977,146.5**	**337,375.6**	**75,171.4**	**39,386.7**	**122,417.2**	**1,775,538.5**

The land and buildings item contains land values amounting to TEUR 45,929.7 (previous year: TEUR 39,395.2).

The implementation of impairment tests resulted in a value adjustment for the gas-fired power plants in Theiß and Korneuburg as well as for the data transmission networks, which was reflected in an exceptional depreciation in fixed assets amounting to TEUR 57,067.4. A write-up amounting to TEUR 6,254.8 applied to the coal-fired power plant in Dürnrohr.

The impairment test procedure is described in note ⊳5. Tangible and intangible assets. The development of depreciation in the period under review, as well as details concerning the exceptional measures, are described in note ⊳44. Depreciation.

The item advance payments made and plant under construction includes TEUR 104,833.4 relating to plant under construction on the balance sheet date (previous year: TEUR 75,057.1).

For leased and rented plants, the balance of the present value of the payment obligations derived from the use of heating networks and heat generation plants is reported. The carrying amount of these assets totalled TEUR 11,469.7 on the balance sheet date (previous year: TEUR 8,882.2). The related leasing and rental liabilities are recorded under other long-term liabilities, with the exception of short-term leasing and rental agreements with a period of validity of less than one year.

▷ 15. Intangible assets

The additions to goodwill resulting from acqusitions amounted to TEUR 118,739.3 (previous year: TEUR 45,278.6).

The book value of the negative goodwill which arose prior to September 30, 2004, amounting to TEUR 10,132.9, was offset against the retained earnings, in accordance with IFRS 3.

Other intangible assets include electricity procurement rights, transportation rights on natural gas pipelines, and other rights, in particular software licenses, as well as capitalised future profit contributions from the order backlog of the WTE Group as well as the customer base of the two Bulgarian electricity supply companies at the date of initial consolidation. In particular, the elimination of scheduled depreciation of goodwill in accordance with IFRS 3 led to a reduction in depreciation.

The implementation of an impairment test for intangible assets led to a write-up for electricity purchasing rights amounting to TEUR 4,487.5.

The impairment test procedure is described under the accounting and valuation methods in note ▷5. Tangible and intangible assets. The development of depreciation in the period under review, is described in note ▷44. Depreciation.

There were no intangible assets from work performed and capitalised within the Group.

15. Development of intangible assets 2003/04

TEUR	Positive goodwill	Negative goodwill	Other intangible assets	Total
Gross value 30.9.2003	**24,455.8**	**–12,989.0**	**257,826.2**	**269,293.1**
Currency differences	–	–	0.2	0.2
Changes in the scope of consolidation	45,278.6	–	27,700.4	72,979.0
Additions	–	–	6,820.1	6,820.1
Disposals	–	–	–	–
Transfers	–	–	1,229.2	1,229.2
Gross value 30.9.2004	**69,734.4**	**–12,989.0**	**293,576.1**	**350,321.6**
Accumulated depreciation 30.9.2003	**–19,883.0**	**2,011.6**	**–181,728.5**	**–199,599.9**
Currency differences	–	–	–0.1	–0.1
Changes in the scope of consolidation	–	–	–3,584.6	–3,584.6
Scheduled depreciation	–5,688.5	–	–15,500.8	–21,189.3
Exceptional depreciation	–	–	–2,184.8	–2,184.8
Additions[1]	–	844.4	–	844.4
Disposals	–	–	–	–
Transfers	–	–	246.0	246.0
Accumulated depreciation 30.9.2004	**–25,571.5**	**2,856.1**	**–202,752.8**	**–225,468.3**
Net value 30.9.2003	**4,572.8**	**–10,977.3**	**76,097.7**	**69,693.2**
Net value 30.9.2004	**44,162.9**	**–10,132.9**	**90,823.3**	**124,853.3**

[1] Write-off of negative goodwill.

15. Development of intangible assets 2004/05				
TEUR	Positive goodwill	Negative goodwill	Other intangible assets	Total
Gross value 30.9.2004	**69,734.4**	**–12,989.0**	**293,576.1**	**350,321.6**
Offsetting with retained earnings according to IFRS 3	–	12,989.0	–	12,989.0
Offsetting with accumulated depreciation	–25,571.5	–	–	–25,571.5
Gross value 1.10.2004	**44,162.9**	–	**293,576.1**	**337,739.0**
Currency differences	–	–	0.5	0.5
Changes in the scope of consolidation	–	–	34,899.9	34,899.9
Additions	118,739.3	–	4,793.8	123,533.0
Disposals	–	–	–1,975.4	–1,975.4
Transfers	–127.5	–	475.3	347.8
Gross value 30.9.2005	**162,774.7**	–	**331,770.3**	**494,544.9**
Accumulated depreciation 30.9.2004	**–25,571.5**	**2,856.1**	**–202,752.8**	**–225,468.3**
Offsetting with retained earnings according to IFRS 3	–	–2,856.1	–	–2,856.1
Offsetting with accumulated depreciation	25,571.5	–	–	25,571.5
Accumulated depreciation 1.10.2004	–	–	**–202,752.8**	**–202,752.8**
Currency differences	–	–	–0.3	–0.3
Scheduled depreciation	–	–	–12,939.3	–12,939.3
Exceptional depreciation	–	–	–61.4	–61.4
Additions	–	–	4,487.5	4,487.5
Disposals	–	–	1,191.3	1,191.3
Transfers	–	–	–24.2	–24.2
Accumulated depreciation 30.9.2005	–	–	**–210,099.2**	**–210,099.2**
Net value 30.9.2004	**44,162.9**	**–10,132.9**	**90,823.3**	**124,853.3**
Net value 30.9.2005	**162,774.7**	–	**121,671.1**	**284,445.8**

▷ 16. Associated companies at equity

Investments are reported as associated companies when a major influence is exerted on the business policy of a company, without it being a subsidiary. One refutable assumption applied is the ownership of 20%–50% of voting rights. Associated companies are generally valued at equity.

The changes in the pro rata equity amounting to TEUR 52,034.9 derive from the respective share of the result totalling TEUR 59,194.0, less distributed profits and profit neutral currency translations.

The companies consolidated at equity are shown in the EVN Group investments table (from page 87).

16. Development of associated companies at equity	
TEUR	Associated companies
Gross value 30.9.2004	**194,674.6**
Changes in the scope of consolidation	184,797.6
Additions	2,644.9
Disposals	–19,436.7
Transfers	–62,647.6
Gross value 30.9.2005	**300,032.7**
Accumulated equity changes 30.9.2004	**23,106.5**
Currency differences	–196.7
Changes in pro rata equity	52,034.9
Disposals	–124.5
Transfers	–13,536.3
Accumulated equity changes 30.9.2005	**61,284.0**
Net value 30.9.2004	217,781.1
Net value 30.9.2005	**361,316.7**

▷ 17. Other investments

This item includes affiliated and associated companies, which are not consolidated due to immateriality, as well as investments in which EVN has a holding of less than 20%, inasmuch as they have not been consolidated at equity.

Other investments include shares in listed companies with a listed value on the balance sheet date of TEUR 1,124,930.0 (previous year: TEUR 540,852.5). The Group's other investments are in non-listed companies, so that an estimation of their market value is not possible due to insufficient marketability.

The additions to the other investments amounting to TEUR 584,077.5 relate to adjustments to increased market value and share prices, which, after adjusting for the deducation of deferred taxes, were offset against the valuation reserve in accordance with IAS 39.

The disposals reported in the item other investments primarily derive from the integration of the company's interest in Vereinigte Telekom Österreich Beteiligungs Ges.m.b.H. in Wiener Stadtwerke Management Alpha Beteiligungs GmbH.

17. Development of other investments			
TEUR	Investments in subsidiaries	Other investments	Total
Gross value 30.9.2004	**10,253.5**	**513,642.0**	**523,895.5**
Currency differences	–	–	–
Changes in the scope of consolidation	–	–	–
Additions	35.0	993.2	1,028.2
Disposals	–657.3	–20,703.1	–21,360.4
Transfers	–11.6	2,773.1	2,761.6
Gross value 30.9.2005	**9,619.6**	**496,705.2**	**506,324.9**
Accumulated depreciation 30.9.2004	**–4,333.6**	**195,340.1**	**191,006.6**
Currency differences	–	–	–
Depreciation	–1,287.3	–	–1,287.3
Appreciation	–	584,077.5	584,077.5
Disposals	–4.8	20,678.0	673.3
Transfers	–	–2,773.1	–2,773.1
Accumulated depreciation 30.9.2005	**–5,625.6**	**797,322.5**	**791,697.0**
Net value 30.9.2004	**5,919.9**	**708,982.1**	**714,902.1**
Net value 30.9.2005	**3,994.0**	**1,294,027.8**	**1,298,021.8**

▷ 18. Other fixed assets

Securities consist of shares in investment funds and mainly serve to provide the cover required by Austrian tax regulations relating to provisions for severance payments, pensions and similar obligations. The net values correspond with the quoted price on the balance sheet date. Additions and disposals resulted from the regrouping of assets during the financial year.

Of the loans amounting to TEUR 12,625.3 (previous year: TEUR 9,472.1), a total of TEUR 1,143.4 (previous year: TEUR 196.6) have a period of maturity of less than one year.

As in the preceding years, the long-term inventories relate to oil reserves for the generation of electricity. A value adjustment was completed for the deposit base derived from storage.

Long-term receivables from leasing derive from the project business of the WTE and AVN Groups, which is now incorporated into the EVN Umweltholding. Within the framework of the so-called BOOT model (Build, Own, Operate & Transfer), a plant is built, financed, and operated on behalf of a customer for a fixed period of time. Following the expiry of this period, the plant becomes the property of the customer. In line with IAS 17 and in connection with IFRIC 4, this project structure is classified as leasing business, and is reported as such in the EVN consolidated financial statements.

Additions to the long-term fixed assets also include the consolidated interest expenses of borrowed capital amounting to TEUR 104.9. The interest rate used is 2.5%.

Other long-term fixed assets primarily consist of long-term receivables in connection with financial instruments (interest and currency swaps), which fulfill the criteria for hedge accounting in accordance with IAS 39.

18. Development of other fixed assets						
TEUR	Securities	Loans	Long-term inventories	Long-term receivables and deferrals from leasing transactions	Other long-term assets	Total
Gross value 30.9.2004	**84,227.0**	**9,476.5**	**3,754.5**	**163,789.8**	**10,083.0**	**271,330.8**
Currency differences	–	–	–	17.5	–	17.5
Changes in the scope of consolidation	–	–	–	–	–	–
Additions	26,280.4	3,663.1	–	93,054.1	924.4	123,922.0
Disposals	–25,468.4	–727.3	–	–11,923.9	–6,942.2	–45,065.7
Recognised revaluations	–	–	–	–	–	–
Profit neutral revaluations	–	–	–	–	–	–
Transfers	10.0	347.7	–	–	–270.0	87.7
Gross value 30.9.2005	**85,049.1**	**12,760.1**	**3,754.5**	**244,937.5**	**3,791.2**	**350,292.3**
Accumulated depreciation 30.9.2004	**6,071.2**	**–4.4**	**–521.1**	**–**	**–2,170.8**	**3,374.8**
Currency differences	–	–	–	–	–	–
Depreciation	–0.1	–130.3	–	–	–	–130.4
Appreciation	–	–	–	–	–	–
Disposals	–810.7	–	–	–	–	–810.7
Transfers	–	–	–	–	48.8	48.8
Accumulated depreciation 30.9.2005	**5,260.4**	**–134.7**	**–521.1**	**–**	**–2,122.0**	**–2,482.6**
Net value 30.9.2004	**90,298.2**	**9,472.1**	**3,233.3**	**163,789.8**	**7,912.2**	**274,705.7**
Net value 30.9.2005	**90,309.5**	**12,625.3**	**3,233.3**	**244,937.5**	**1,669.2**	**352,774.9**

Current assets

▷ 19. Inventories

EVN's reserves of primary energy consist of coal supplies, whose increase resulted in a corresponding increase in this item.

Other inventories consist of raw materials, supplies, consumables and other inventories, as well as customer orders not yet invoiced. The decline in this item is due to the invoicing of customer orders.

19. Inventories		
TEUR	**2004/05**	**2003/04**
Primary energy reserves	27,912.9	15,688.7
Raw materials, supplies, consumables and other inventories	16,892.5	9,941.5
Customer orders not yet invoiced	19,677.9	39,357.3
Total	**64,483.4**	**64,987.5**

▷ 20. Receivables and other current assets

Trade accounts receivable relate mainly to electricity, gas and heating customers. Doubtful debts are accounted for by a provision of TEUR 13,178.0 (previous year: TEUR 8,864.9).

Receivables from financial instruments relate to profit neutral valuation of hedging transactions and from deferred interest accrued.

Receivables from employees comprise accruals from current wage and salary accounting.

Receivables from subsidiaries and associated companies mostly derive from intra-Group transactions relating to energy supplies, Group financing and services to non-consolidated subsidiaries.

Other receivables mainly consist of a performance guarantee relating to the acquisition of the two Bulgarian electricity supply companies, advance payments made as well as receivables from insurance and taxation.

20. Receivables and other current assets

TEUR	2004/05	2003/04
Trade accounts receivable	153,983.6	130,105.8
Receivables from financial instruments	12,899.0	6,674.6
Receivables from employees	5,522.9	5,481.2
Receivables from subsidiaries and associated companies	78,940.7	75,255.7
Other receivables and assets	90,537.6	35,049.8
Total	**341,883.8**	**252,567.1**

▷ 21. Cash and current deposits

Short-term securities, consisting largely of shares held in funds, fixed-income securities and domestic shares, are used for the temporary investment of free liquid funds. This item consists entirely of securities available for sale, which are reported at the market value.

Apart from the gain of TEUR 5,021.8 (previous year: loss of TEUR 433.4) derived from the disposals of securities, a recognised upvaluation amounting to TEUR 5,951.2 was made in the period under review, due to the rise in stock market prices (previous year: upvaluation of TEUR 539.1).

The acquisition of a majority shareholding in the two Bulgarian electricity supply companies led to a signficant decline in the short-term financial instruments at the disposal of the EVN Group. This was due to the fact that the acquisition was primarily financed by the sale of short-term securities.

The cash and current deposits at banks are part of the cash and cash equivalents included in the cash flow statement.

21. Cash and current deposits		
TEUR	2004/05	**2003/04**
Cash in hand	150.0	144.9
Cash at banks	83,795.0	65,853.9
Securities	177,193.8	423,403.7
Total	**261,138.7**	**489,402.5**

Equity and liabilities

Equity

▷ 22. Share capital
The share capital of EVN AG amounts to TEUR 99,069.4 and consists of 40,881,455 non-par value bearer shares.

During the 1989/90 financial year, 49% of the company was privatised under the 1987 amendment to the 2nd Nationalisation Act, and since then has been officially listed on the Vienna Stock Exchange. On January 2, 2002, the EVN AG share was adopted into the Vienna Stock Exchange "Prime Market". In April 2005, the company filed for a delisting of EVN AG shares on the stock exchanges in Frankfurt and Munich, on which EVN shares had been traded since May of 1991. This was due to the low proportion of trading on these exchanges as a percentage of total trading in EVN shares. The delisting took effect on August 13, 2005. Since December 1991, EVN shares have been available through a "Sponsored level one American Depositary Receipt (ADR) Program".

▷ 23. Capital reserves
The capital reserves at the end of the 2004/05 financial year consist of appropriated capital reserves derived from capital increases in accordance with Austrian stock corporation law amounting to TEUR 251,094.2, as well as non-appropriated capital reserves pursuant to Austrian stock corporation law amounting to TEUR 58,267.7.

▷ 24. Retained earnings
This item contains retained earnings and differences in equity due to the initial use of IAS 39 as at October 1, 2001. In addition, it also includes adjustments from the changes in the scope of consolidation as well as the untaxed reserves in the individual financial statements formed in accordance with Austrian taxation law, following the deduction of deferred taxes, which are reported under the long-term taxation provisions.

The proposal for the distribution of profits made to the Annual General Meeting, consisting of a dividend per share of EUR 1.15 (EUR 1,00 plus a bonus dividend of EUR 0.15), is not contained in the liabilities.

▷ 25. Revaluation reserve
The revaluation reserve is derived from business combinations achieved in stages, and involves the disclosure of latent assets in connection with the existing assets and debts of the acquired companies.

▷ 26. Valuation reserve according to IAS 39
Profit-neutral changes to financial instruments are offset against the valuation reserve in accordance with IAS 39, and reported separately in the changes in the equity table.

As at September 30, 2004, the valuation reserve according to IAS 39 amounted to TEUR 159,514.0. In the 2004/05 financial year, profit-neutral changes in the value of financial instruments, which were primarily the consequence of an ongoing increase in value in EVN's shareholding in Verbundgesellschaft, led to an increase of TEUR 438,155.5 in equity, which on the balance sheet date totalled TEUR 597,669.5.

▷ 27. Currency translation differences

This item contains differences from currency translations during consolidation and resulted in an increase in equity amounting to TEUR 122.6 in the financial year (previous year: a decline of TEUR 419.9). The change in the financial year is primarily due to the disposal of Kögáz, which was reported as income.

▷ 28. Minority interests

This item comprises minority interests in the equity capital of the fully consolidated company Burgenland Holding AG, amounting to 30.4%, a 30.0% minority interest in Wasserkraftwerke Trieb und Krieglach GmbH, a 49.95% minority stake in RAG Beteiligungs AG, as well as a 33.0% minority stake in the two Bulgarian electricity supply companies, namely Elektroraspredelenie Plovdiv AD and Elektroraspredelenie Stara Zagora AD. All other fully consolidated companies are in full direct or indirect EVN ownership.

Long-term liabilities

▷ 29. Long-term debt

In addition to the JPY bond issued in 1994, this item contains the CHF obligation placed in April 1998, the DEM bond issued in August 1998, the EUR bond issued in December 2001 and the CHF obligation issued in June 2004. All loans have full maturity. In the past financial year, repurchases to a notional value of TEUR 21,386.9 were made on the CHF obligation and the EUR bond. The loans largely consist of bank loans, funded in part by interest and redemption subsidies from the Austrian Environment and Water Industry Fund.

Valuation took place at the carried cost of acquisition. Liabilities in foreign currencies were translated at the reporting date or at the hedged rate. In accordance with IAS 39, in the case of hedging, liabilities to the amount employed in the hedge accounting were adjusted by the corresponding change in value of the hedged risk.

The valuation result consists of a write-down of both CHF obligations recognised as income amounting to TEUR 219.9 (previous year: write-down recognised as income amounting to TEUR 1,415.3).

The deferred interest expenses are contained in the other current liabilities.

The non-recourse liabilities incurred by the project companies against EVN amounted to TEUR 238,237.2 as at September 30, 2005 (previous year: TEUR 215,237.3).

The effective rate of interest for the 2004/05 financial year, which averaged 4.42% (previous year: 4.61%), represents the average interest burden relating to the average carrying amount after interest and currency hedging were taken into account. On the balance sheet date, the carrying amount weighted interest rate totalled 4.38% (previous year: 4.12%), which corresponded with a fixed interest period of 2.4 years (previous year: 4.9 years).

The fair value was calculated on the basis of the market information available on the balance sheet date relating to the respective bond price and the rate of exchange.

29. Long-term debt	Nominal interest rate %	Term	Nominal amount	Carrying amount 30.9.2005 TEUR	Carrying amount 30.9.2004 TEUR	Effective interest rate %	Fair value 30.9.2005 TEUR
JPY bond	5.20	1994–2014	JPY 8 bn	50,946.4	52,182.3	8.20	76,353.8
CHF obligation	3.25	1998–2008	CHF 184 m	120,829.8	132,452.4	1.94	123,328.8
DEM bond	5.00	1998–2008	DEM 224 m	115,584.2	115,967.8	4.95	121,229.4
EUR bond	5.25	2001–2011	EUR 266.85 m	280,310.8	287,316.9	4.47	297,591.1
CHF obligation	2.43	2004–2009	CHF 200 m	128,170.9	128,382.4	2.47	131,803.9
Total bonds	–	–	–	**695,842.1**	**716,301.8**	–	**750,306.9**
Long-term bank loans	1.00–7.49	Up to 2031		339,724.1	300,852.6	5.33	339,724.1
Total	–	–	–	**1,035,566.2**	**1,017,154.4**	**4.42**	**1,090,031.0**

▷ 30. Deferred tax

Instead of the previous 34% corporate tax rate, the calculation of deferred tax of corporations assessed in Austria was based on the 25% Austrian corporate tax rate, which was newly determined in the course of the 2005 tax reform that took effect on January 1, 2005. A tax on profits of 39% was applied for the companies assessed in Germany, whereas the tax on profits applied in Bulgaria was 15%. The differences between the amounts stated in the tax balance and those included in the consolidated balance sheet only contain deferred taxes when these constitute temporary differences. For non-temporary differences, a final taxation relevance is assumed. Deferred tax assets and deferred tax liabilities are offset, when these relate to the same tax authority and a billable claim exists.

The tax loss carried forward in the EVN Group is capitalised to the extent to which positive taxable income can be expected in the coming years. In accordance with IAS 39, deferred tax assets totalling TEUR 198,845.6 (previous year: TEUR 55,354.5) were reported under retained earnings as profit neutral.

30. Deferred tax		
TEUR	2004/05	2003/04
Deferred tax assets		
Social capital	–29,259.0	–31,289.8
Tax loss to be carried forward	–6,035.7	–11,399.4
Financial instruments	–1,697.9	–297.4
Other deferred tax assets	–473.3	–3,384.6
Deferred tax liabilities		
Fixed assets	41,563.0	51,253.5
Untaxed reserves	29,274.1	27,465.8
Financial instruments	224,555.3	72,864.9
Other deferred tax liabilities	37,276.0	23,774.3
Total	**295,202.3**	**128,987.3**

▷ 31. Long-term provisions

◦ Provisions for pensions

Under the terms of a company agreement, EVN is obliged to pay employees who joined the company prior to December 31, 1989 a supplementary pension from the time they retire. In principle, the amount of this supplementary pension is performance-related and derives from the length of service and the amount of remuneration as the time of retirement. Over and above this, EVN, and as rule the employees as well, pay contributions to EVN-Pensionskasse AG. The resulting claims are fully credited to pension payments. Thus, these obligations to retired employees as well as to prospective beneficiaries are covered in part by provisions for pensions and supplemented by the EVN-Pensionskasse AG.

For employees who joined the company after January 1, 1990, the supplementary company pension has been replaced by a contribution-based pension scheme, which is financed by EVN-Pensionskasse AG. The resulting pension payments are generally graduated according to individual remuneration.

A contractual pension obligation exists for some individual employees, which means that subject to certain preconditions, they are entitled to company pension payments following retirement.

The amount reported for the provision for pensions on the balance sheet date was calculated on the basis of an acturial report using the projected unit credit method and the following parameters:

- Interest rate of 4.25% p.a. (previous year: 5.0% p.a.)
- Remuneration increases of 2.5% p.a. (previous year: 2.5% p.a.)
- Pension increases of 2.5% p.a. (previous year: 2.0% p.a.)

As in the previous year, the biometric bases for calculation were established using the "AÖV 1999-P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler, Angestelltenbestand" Austrian pension tables. Due to the interest rate situation on the balance sheet date, the interest rate used was altered to 4.25%.

The corridor regulation according to IAS 19 means that accumulated acturial gains and losses within 10% of the defined benefit obligation (DBO) value are not subject to recognition in the income statement.

On the balance sheet date, the pension reserve fell short of the DBO value by 3.7% (previous year: exceeded by 10.0%).

◦ Provision for obligations similar to pensions

This item relates to liabilities derived from the entitlements to the electricity and gas benefits in kind of current employees, retired personnel and dependents. The amount of this provision is calculated acturially using the same parameters as for the provision for pensions.

- **Provision for severance payments**

  Severance payments are one-off payments, which are compulsory under Austrian labour legislation when employees are dismissed, or on a regular basis when employees whose terms of employment began before January 1, 2003 and who have reached the legal retirement age. The amount of such payments relates to the number of years of service and the amount of individual remuneration. The provision for severance payments is formed in accordance with acturial principles. Provision calculation is made using the same assumptions as for the provision for pensions. For those employees whose employment status commenced after December 31, 2002, the responsibility for fulfilling this obligation will be assumed by a contribution-oriented severance payment system. The payments to this external employee fund are reported as expenses.

  On the balance sheet date, the provision for severance payments fell short of the DBO value by 6.1% (previous year: exceeded by 3.0%).

- **Provision for long-term bonuses**

  The obligations for long-service bonuses derived from collective wage and company agreements were calculated using the same parameters as for the provision for severance payments.

- **Other long-term provisions**

  The provision for obligations from co-operation agreements with BEGAS was reduced by TEUR 500.0 to TEUR 36,500.0 (previous year: TEUR 37,000.0). A provision of TEUR 19,493.0 (previous year: TEUR 16,259.5) was made for environmental and hazardous waste risks.

  A provision of TEUR 5,069.0 (previous year: TEUR 10,133.7) was made for financial instruments at the balance sheet date.

31. Long-term provisions

TEUR	2004/05	2003/04
Provision for pensions	229,082.2	232,626.7
Provision for obligations similar to pensions	16,430.3	16,227.5
Provision for severance payments	61,166.0	59,255.9
Provisions for long-service bonuses	15,072.5	14,159.5
Other long-term provisions	65,697.4	66,038.9
Total	387,448.4	388,308.5

Development of the provision for pensions and similar obligations		
TEUR	2004/05	2003/04
Present value of pension obligations (DBO) 1.10.	**226,323.9**	**237,106.2**
+ changes in the scope of consolidation	–	835.8
+ service costs	1,560.5	1,749.3
+ interest paid	11,396.8	10,786.1
– pension payments	–16,501.6	–16,319.2
+/– actuarial loss/gain	32,157.4	–7,834.2
Present value of pension obligations (DBO) 30.9.	**254,937.0**	**226,323.9**
Provision for pensions and similar obligations	**245,512.6**	**248,854.2**

Development of the provision for severance payments		
TEUR	2004/05	2003/04
Present value of severance payment obligations (DBO) 1.10.	**57,511.0**	**58,313.6**
+ changes in the scope of consolidation	1,662.2	296.6
+ service costs	2,569.0	2,551.3
+ interest paid	3,016.6	2,751.0
– severance payments	–5,005.8	–5,094.7
+/– actuarial loss/gain	5,385.3	–1,306.8
Present value of severance payment obligations (DBO) 30.9.	**65,138.3**	**57,511.0**
Provision for severance payments on 30.9.	**61,166.0**	**59,255.9**

Development of the other long-term provisions			
TEUR	Provision for long-service bonuses	Other long-term provisions	Total
Carrying amount 1.10.2004	**14,159.5**	**66,038.9**	**80,198.4**
Changes in the scope of consolidation	–	1,381.0	1,381.0
Interest expenses	743.3	4,107.5	4,850.9
Application	–1,385.4	–10,449.2	–11,834.7
Additions	1,555.1	4,619.2	6,174.3
Carrying amount 30.9.2005	**15,072.5**	**65,697.4**	**80,769.9**

▷ 32. Deferred income from customer payments for network construction

This item is constituted by payments made by customers as part of investments in network construction. These represent an offset to the cost of acquisition of these assets and are generally written back according to the straight-line method over 20 years.

▷ **33. Other long-term liabilities**

Other long-term liabilities include TEUR 26,421.1 (previous year: TEUR 24,061.0) for lease liabilities in connection with the long-term utilisation of heating networks and heating plants. Of this amount, a total of TEUR 19,212.3 (previous year: TEUR 18,110.6) is due for payment in more than five years, the remainder after one year. Accrued premiums from long-term financial investments amount to TEUR 6,373.4 (previous year: TEUR 6,798.3). In addition, other long-term liabilities contain investment grants from third parties of TEUR 33,400.3 (previous year: TEUR 19,557.2), which are written back as income in line with the useful life of the related assets. As a rule, the provision of investment grants is linked to operational management in accordance with legal requirements and individual office approval. The increase in this item compared to the preceding year resulted from the initial consolidation of the Bulgarian electricity supply companies.

33. Other long-term liabilities

TEUR	2004/05	2003/04
Investment grants	33,400.3	19,557.2
Long-term leases	26,421.1	24,061.0
Long-term deferrals from financial instruments	6,373.4	6,798.3
Other long-term liabilities	2,090.0	1,565.0
Total	68,284.8	51,981.5

Periods to maturity of the other long-term liabilities

TEUR	Period to maturity as at September 30, 2005				Period to maturity as at September 30, 2004			
	Up to 1 year	Over 1 year	Over 5 years	Total	Up to 1 year	Over 1 year	Over 5 years	Total
Long-term leases	–	7,208.8	19,212.3	26,421.1	–	5,950.3	18,110.6	24,061.0
Other long-term liabilities	–	1,633.5	456.5	2,090.0	–	593.5	971.4	1,565.0
Total	–	8,842.3	19,668.8	28,511.1	–	6,543.9	19,082.1	25,626.0

Current liabilities

▷ **34. Short-term loans**

Current account liabilities are included in the liquidity fund of the cash flow statement.

34. Short-term loans

TEUR	2004/05	2003/04
EUR cash loans	741.7	111.4
Bank overdrafts and other short-term loans	1,530.1	1,203.1
Total	2,271.8	1,314.4

▷ **35. Taxes payable**

Taxes payable relate to liabilities derived from sales tax, energy tax, wage and salary contributions, as well as corporation tax prepayments not yet assessed, totalling TEUR 72.754,7 (previous year: TEUR 61,667.5).

▷ 36. Trade accounts payable

Trade accounts payable are reported at the carried cost of acquisition value. As in the previous year, the entire amount is due within a year.

▷ 37. Current provisions

The provision for personnel entitlement comprises special payments not yet due, outstanding leave and liabilities from restructuring. These relate to an early retirement programme, which can be taken advantage of by employees. The provision for legally binding agreements on the balance sheet date is reported to the amount of TEUR 8,635.4 (previous year: TEUR 8,504.0).

Other provisions primarily consist mainly of liabilities from customer vouchers and consulting services, provisions for impending losses from outstanding business, as well as commitments arising from unsecured emission certificates. .

37. Current provisions

TEUR	Personnel entitlements	Short-term provisions for asset additions	Services not yet invoiced and other provisions	Total
Carrying value 1.10.2004	**48,058.4**	**508.7**	**58,610.4**	**107,177.5**
Changes in the scope of consolidation	450.4	–	1,846.6	2,297.0
Application	–797.1	–520.0	–44,626.5	–45,943.6
Write-back	–112.4	–	–4,812.3	–4,924.8
Addition	3,845.3	414.9	65,468.9	69,729.1
Carrying value 30.9.2005	**51,444.6**	**403.6**	**76,487.1**	**128,335.2**

▷ 38. Other current liabilities

The liabilities arising from social security contributions comprise liabilities to the tax authorities and severance payment obligations.

The advance payments received are derived from customers for electricity, gas and heating supplies and the installation of customer equipment.

Other short-term liabilities consist of deferred interest expenses, liabilities to the tax authorities, as well as deferred liabilities from the offset of the surcharge on network tariffs.

38. Other current liabilities

TEUR	2004/05	2003/04
Liabilities relating to social security	15,231.2	15,324.4
Liabilities to subsidiaries and associated companies	27,749.6	25,591.8
Advance payments received	1,204.4	26,299.1
Other liabilities	55,410.2	65,514.7
Total	**99,595.4**	**132,730.0**

Notes to the income statement

The income statement was prepared in accordance with the total cost method.

▷ 39. Sales revenues

Sales from energy and network business are reported under the electricity, gas and heating revenues. Due to the initial consolidation of the two Bulgarian electricity supply companies and the expansion of electricity production, electricity revenues rose to TEUR 974,135.6. Despite the reduction of network tariffs as stipulated by Austrian regulatory authorities, gas revenues climbed 2% to TEUR 264,577.9. This was due to the significant increase in the purchase costs for gas, which in turn necessitated upward price adjustments. As a result of an increase in customer connections, heating sales were 4.0% higher, rising to TEUR 49,329.3.

Water revenues incorporate evn wasser sales and the revenues from the project business of the WTE Group.

Other revenues resulted primarily from the invoicing of customer orders for domestic supply and equipment, telecommunication services, offsetting with non-consolidated companies, and thermal waste incineration, as well as the construction of a waste incineration plant in Moscow, project business of the AVN Group.

In total, sales revenues increased 33.3% to TEUR 1,609,529.9.

39. Sales revenues		
TEUR	2004/05	2003/04
Electricity revenues	974,135.6	659,654.6
Gas revenues	264,577.9	259,453.0
Heating revenues	49,329.3	47,429.3
Water revenues	130,952.8	119,215.3
Other sales revenues	190,534.3	121,573.4
Total	1,609,529.9	1,207,325.4

▷ 40. Change in inventories and work performed and capitalised

This item incorporates the change of customer orders not yet invoiced over the previous year. This related primarily to heating plants, to customers orders not yet invoiced, and the WTE Group project business. Own work performed and capitalised comprises material overheads and staff hours charged. In addition to personnel costs, the clearing rates also include overheads.

40. Changes in inventories and work performed and capitalised		
TEUR	2004/05	2003/04
Increase or decrease in inventory	–4,295.5	–11,609.1
Own work capitalised	11,999.5	13,405.2
Total	7,704.0	1,796.1

▷ 41. Other operating income

Other operating income consists primarily of payments for claims and rental income.

41. Other operating income		
TEUR	2004/05	2003/04
Income from the write-back of provisions	1,217.5	4,237.6
Income from the write-back of deferred income from customer payments for network construction	18,219.4	14,783.8
Income from the disposal of tangible and intangible assets	120.9	504.4
Other operating income	21,945.6	16,842.8
Total	41,503.3	36,368.7

▷ 42. Cost of materials and services

The increase in the cost of electricity purchases and primary energy can be attributed to the acquisition of the Bulgarian electricity supply companies, as well as the increase in the market prices for energy purchases. The rise in the item "other materials and services" is primarily the consequence of the WTE Group and AVN Group project business.

42. Cost of materials and expenses		
TEUR	2004/05	2003/04
Electricity purchases and primary energy expenses	750,321.5	506,819.4
Other materials and services	261,288.0	155,496.2
Total	1,011,609.6	662,315.6

▷ 43. Personnel expenses

On average, the EVN Group employed a total of 6,654 people in the 2004/05 financial year. Due to the acquisition of the two Bulgarian electricity supply companies, this represented an increase of 4,046 people, or 155.1% compared to the preceding financial year. Despite the growth in the number of employees, personnel expenses rose at a disproportionally low rate, due to the lower wage levels in Bulgaria. Other factors contributing to the rise in personnel expenses were the collective salary increases and higher pension costs relating to the decline in the interest rate used for calculation.

Personnel expenses include payments to the EVN-Pensionskasse AG amounting to TEUR 4,230.7 (previous year: TEUR 4,226.2).

43. Personnel expenses		
TEUR	2004/05	2003/04
Wages and salaries	161,883.7	143,392.4
Severance payments	8,796.6	9,283.3
Pension costs	16,744.3	11,896.8
Compulsory social security contributions and payroll-related taxes	39,484.3	32,928.9
Other social expenses	5,349.5	2,965.3
Total	232,258.5	200,466.8

▷ 44. Depreciation

Depreciation of TEUR 204,162.9 comprises scheduled depreciation totalling TEUR 157,776.4 (previous year: TEUR 152,811.3) and a total of TEUR 57,128.8 (previous year: TEUR 30,162.8) which derived from exceptional depreciation relating to impairment tests on Cash Generating Units (CGU). This value was offset by write-ups amounting to TEUR 10,742.3. In total, depreciation increased by 11.6%.

The impairment tests implemented in accordance with IAS 36 resulted in exceptional depreciation for the gas-fired power stations in Theiß and Korneuburg amounting to TEUR 52,055.5, primarily the result of the higher market prices for primary energy as well as the costs for acquiring additional emission certificates. Exceptional depreciation for the data transmission lines amounted to TEUR 3,978.5, exceptional depreciation relating to other plants and equipment amounted to TEUR 1,094.8. Conversely, write-ups amounting to EUR 10,742.3 m related to the coal-fired power station in Dürnrohr as well as electricity purchasing rights at the Danube power stations. The main reasons were the positive development of sales prices and the basically unchanged market prices for coal, combined with a relatively stable cost base for purchasing electricity from power plants along the Danube.

The impairment test procedure is described under the accounting and valuation methods in note ▷5. Tangible and intangible assets.

44. Depreciation

TEUR	2004/05	2003/04
Depreciation on tangible assets	195,848.6	160,444.4
Depreciation on intangible assets	8,314.3	22,529.7
Total	204,162.9	182,974.1

▷ 45. Other operating expenses

This item includes legal fees and consulting costs, advertising expenses, telecommunications and postage, transportation and travelling expenses, rents, insurance, currency differences, office supplies, written off receivables and other claims, monetary transaction expenses and expenses on services to investments.

▷ 46. Operating result (EBIT)

Compared to the previous year, the operating result climbed by TEUR 16,412.1, or 14.3%, from TEUR 114,607.3 to TEUR 131,019.4.

Financial result

▷ 47. Result from associated companies at equity

This item consists of the result from Allplan, ARGE Coop Telekom, ARGE Scan4Tech, BEGAS, BEWAG, EconGas, Energie Raum Mur Errichtungs- und Betriebs GmbH, e&i, e&t, Kögáz, Kraftwerk Nussdorf Errichtungs- und Betriebs GmbH & Co KG, NÖKOM, Rohöl-Aufsuchungs-AG, RAG Beteiligungs AG, STEAG-EVN Walsum 10 Kraftwerksgesellschaft mbH, Toplak, as well as Zagrebacke otpadne vode d.o.o.

▷ 48. Result from other investments

Income from other investments derived mainly from the dividends from shares of Österreichische Elektrizitätswirtschafts-AG (Verbund), amounting to TEUR 11,557.5, and TEUR 1,401.4 from Energie AG Oberösterreich.

▷ 49. Interest and other financial result

Income on interest from fixed financial assets includes interest from investment funds, the main emphasis of which is on fixed-interest securities. Other interest income generally relates to returns on securities held as current financial assets.

Interest expenses for long-term financial liabilities derived from issued bonds and long-term bank loans. The other interest expenses incorporate expenses from short-term loans.

The exchange rate gains/losses from long-term foreign currency liabilities derive from the valuation adjustment of the JPY bond and the two CHF obligations, as well as from the applications of the stipulations contained in IAS 39 to the remaining financial instruments on the balance sheet date.

The result of share price changes and disposals of securities held as fixed assets increased in comparison to the preceding year, due to the valuation of the investment instruments contained in the R138 fund, which was initially consolidated as at September 30, 2004.

The significant increase in the result of share price changes and disposals of current assets was primarily based on the sales of investment funds and the valuation of securities, in accordance with IAS 39 during the 2004/05 financial year.

49. Interest and other financial result

TEUR	2004/05	2003/04
Income on interest from fixed financial assets	893.7	445.2
Other income on interest	9,491.2	7,267.2
Interest expenses for long-term financial liabilities	–45,373.0	–40,328.0
Other interest expenses	–3,674.7	–4,607.2
Valuation gains/losses from long-term foreign currency liabilities	159.8	1,415.3
Result from valuation gains/losses and disposals relating to long-term securities	9,752.4	–0.4
Result from valuation gains/losses and disposals relating to current financial assets	8,897.9	1,568.3
Other financial result	2,861.6	3,169.5
Total	–16,991.1	–31,070.3

▷ 50. Result before tax

The result before tax amounts to TEUR 186,199.9 (previous year: TEUR 135,932.5).

▷ 51. Taxes on profits

Effective January 1, 2005, the corporate tax rate in Austria was reduced from 34% to 25%. As a result, a corporate income tax rate of 25% was principally applied to the parent company EVN AG on the balance sheet date.

The 2005 Tax Reform Act passed by the Austrian government enables companies to establish corporate tax groups. The EVN Group partly took advantage of this measure by setting up three such groups.

The taxable result from the companies belonging to these three groups are assigned to the respective corporate tax group, following the calculation of losses incurred by each of the companies in the group. To offset the taxable result which has been passed on, a tax rate is applied to the tax group which is oriented to the stand-alone method.

An income tax rate of 25% was employed for the calculation of tax deferrals for companies based in Austria, whereas a rate of 39% was applied for companies located in Germany. A corporate tax rate of 15% was employed for the acquired and newly-established Bulgarian companies during the 2004/05 financial year.

In proportion to the result before taxes, the effective tax burden of the Group amounted to 15.7% (previous year: 12.9%).

The increase in the effective tax burden compared to the previous year is due to the adjustment of provisions for deferred taxes for companies based in Austria, as a consequence of the reduction in the corporate tax rate from 34% to 25%, which took effect in 2005.

51. Taxes on profit

TEUR	2004/05	2003/04
Income tax expense	32,325.2	29,074.0
+ recognised additions/ – write-backs of deferred tax	–3,167.1	–11,563.7
Total	**29,158.0**	**17,510.3**

Calculation of the effective tax rate

The difference between the numerical corporate tax burden (result before tax multiplied by the national corporate tax rate of 25%) and the effective corporate tax rate in the 2004/05 financial year, as shown in the income statement, is calculated as follows:

Calculation of the effective tax rate

%	2004/05	2003/04
Income tax rate	25.0	34.0
Change in taxation due to:		
– § 26c Pt. 2 Austrian Corporation Tax Law[1)]	1.5	–
– different tax rates in other countries	0.4	–
– tax-free financing and investment income	–9.0	–7.5
– changes in tax rates	–	–10.8
– aperiodic tax reductions	–1.5	–3.1
– other items	–0.7	0.2
Effective tax rate	**15.7**	**12.9**

1) Pursuant to § 26c of the Austrian Corporation Tax Act, a corporate tax rate of 34% is applied to the result before tax of EVN AG achieved during the calendar year 2004. Averaged for the 12 months of the 2004/05 financial year, the effective corporate tax rate for EVN AG amounted to 27.25%.

▷ 52. Minority interests

This item includes third party interests in the annual results of the fully consolidated Burgenland Holding AG, Elektrorazpredelenie Plovdiv AD, Elektrorazpredelenie Stara Zagora AD, RAG Beteiligungs AG and in Wasserkraftwerke Trieb und Krieglach GmbH, amounting to a total of TEUR 12,683.9 (previous year: TEUR 987.9).

▷ 53. Group net result

The Group net result for the financial year, relating to the owners of EVN AG, amounts to TEUR 144,357.9 (previous year: TEUR 117,434.3).

▷ 54. Earnings per share

The number of ordinary shares issued totalled 40,881,455. The earnings per share calculated on the basis of a Group net result for the year of TEUR 144,357.9 (previous year: TEUR 117,434.3) amounted to EUR 3.53 (previous year: EUR 3.08). The shares issued in the course of the capital increase during the 2003/04 financial year were included on a pro rata basis for the calculation of this value.

Other information

▷ 55. Cash flow statement

The indirect method was selected for the presentation of the cash flow statement. The item cash and cash equivalents is reported in the table provided below, consisting of cash in hand and cash at banks less bank overdrafts.

Profit tax payments of TEUR 15,506.5 are reported separately under cash flow from operating activities. Dividends received, interest income and expenses are assigned to current business activities. Cash flow from dividends for the year totalled TEUR 33,412.7 (previous year: TEUR 34,038.1). Interest received amounted to TEUR 10,279.9 (previous year: TEUR 7,609.7), whereas interest paid totalled TEUR 44,132.7 (previous year: TEUR 29,542.7).

The purchase of the two Bulgarian electricity supply companies, RAG Beteiligungs AG and EVN Liegenschaftsverwaltung Gesellschaft m.b.H. are included in the cash flow from investment activities. The main transactions not affecting payments relate to the increase in the financing of leasing receivables amounting to TEUR 93,054.1, as well as the exchange of shares in RAG Beteiligungs AG and Kögáz (see note ▷3. Company acquisitions), amounting to TEUR 19,953.8.

The dividend payments to EVN AG shareholders amounting to TEUR 38,837.4 are reported under the item financing activities.

55. Cash and cash equivalents

TEUR	2004/05	2003/04
Cash in hand	150.0	144.9
Cash at banks	83,795.0	65,853.9
Bank overdrafts	–1,530.1	–1,203.1
Total	82,414.9	64,795.7

▷ 56. Segment reporting

Segment reporting is provided corresponding to the business areas and geographical segments of the Group. The primary approach to segment reporting – in the form of business areas – is in line with the management and reporting structure of the Group.

- **Segment assigned principles**
  Items that can be assigned directly are designated to the respective segments. Services provided by one segment for another that can be directly charged, are allocated by means of intra-Group transactions. Any items that cannot be assigned directly or charged are assigned using an objective cost allocation process. Remainders are distributed in proportion to the assigned items.

- **Intra-Group pricing**
  As far as energy consumption is concerned, pricing within the Group is based on comparable prices to those for industrial customers, and thus represent applicable market prices. For the remaining items, pricing is based on costs.

◦ Segment reporting according to business areas

The electricity segment encompasses the procurement of electricity from in-house generation and external sources, the delivery and distribution of electricity, the sale of electricity to domestic and industrial customers, and electricity trading. As a consequence of the impairment tests carried out, the operating result of this segment contains depreciation amounting to TEUR 56,825.1, and write-ups totalling TEUR 10,742.3.

The gas segment incorporates the procurement of gas, transport for the company and third parties, and the distribution of gas to customers. It also comprises the services associated with network expansion and the connection of new customers.

The water segment includes the activities of evn wasser and the WTE Group, and therefore comprises both the supply of water to local communities and end customers, as well as international project business in the drinking and wastewater areas.

The heating, waste incineration and other services segment encompasses services in the local and district heating sector, waste incineration and those Group activities that cannot be assigned to either the electricity, gas or water segments. A CGU impairment study of the plants in this segment resulted in depreciation of TEUR 274.1 in the period under review.

56. Segment reporting

EUR m	Electricity		Gas		Water		Heating, waste incineration and other services		Consolidation		Total	
	2004/05	2003/04	2004/05	2003/04	2004/05	2003/04	2004/05	2003/04	2004/05	2003/04	2004/05	2003/04
External sales revenues	**996.2**	**678.9**	**276.1**	**270.6**	**131.0**	**118.3**	**206.3**	**139.5**	–	–	**1,609.5**	**1,207.3**
Intra-Group revenues	11.7	9.6	84.1	66.9	–	–	12.0	6.9	–107.8	–83.4	–	–
Operating expenses	–815.6	–550.7	–299.3	–249.8	–99.5	–89.7	–166.9	–102.1	106.9	82.5	–1,274.3	–909.7
EBITDA	**192.3**	**137.8**	**60.9**	**87.7**	**31.5**	**28.7**	**51.4**	**44.4**	**–0.9**	**–0.9**	**335.2**	**297.6**
Depreciation	–137.7	–88.0	–32.3	–34.2	–11.9	–18.5	–23.1	–43.2	0.9	0.9	–204.2	–183.0
thereof: impairment depreciation	–56.8	–8.8	–	–	–	–	–0.3	–21.4	–	–	–57.1	–30.2
impairment appreciation	10.7	–	–	–	–	–	–	–	–	–	10.7	–
Operating result (EBIT)	**54.5**	**49.8**	**28.6**	**53.5**	**19.5**	**10.2**	**28.3**	**1.2**	–	–	**131.0**	**114.6**
Result from associated companies at equity	15.1	8.4	32.6	22.6	11.3	–1.3	–0.2	0.3	–	–	58.8	30.0
Carrying value of associated companies at equity	79.3	65.4	258.8	141.5	21.0	8.5	2.2	2.4	–	–	361.3	217.8
Liabilities	1,380.9	1,195.3	329.2	453.9	388.6	362.7	607.4	368.1	–251.9	–203.7	2,454.2	2,176.3
Total assets	**3,035.9**	**2,214.6**	**731.7**	**805.7**	**528.7**	**479.1**	**694.8**	**436.1**	**–251.5**	**–203.6**	**4,739.6**	**3,732.0**
Investments in tangible and intangible assets	**118.0**	**107.5**	**22.8**	**24.6**	**4.2**	**2.4**	**47.6**	**34.3**	–	–	**192.6**	**168.8**

Segment reporting according to region

The geographically-based segment reporting is based on a breakdown in two regions: Austria and Central and Eastern Europe.

Segment reporting according to region						
EUR m	Austria		Central/ Eastern Europe		Total	
	2004/05	2003/04	2004/05	2003/04	2004/05	2003/04
Sales revenues	1,213.7	1,108.4	395.8	98.9	1,609.5	1,207.3
Operating result (EBIT)	99.8	110.3	31.2	4.3	131.0	114.6
Investments in tangible and intangible assets	175.4	167.3	17.2	1.0	192.6	168.8
Total assets	4,051.7	3,403.1	687.9	328.9	4,739.6	3,732.0

▷ 57. Financial instruments

The receivables, shares and liabilities classified as primary financial instruments are reported in accordance with IAS 39. The accounting and valuation principles are described under the respective items. Purchases and disposals are booked on the settlement date.

Long-term investments serve the creation of the cover stock required for personnel-related provisions within the framework of externally administered investment funds.

The risk on receivables is equivalent to the figures shown in the financial statements, reduced by valuation adjustments.

The long-term financial liabilities derived from issued bonds are described in detail in note ▷29. Long-term debt. Current liabilities consist of euro cash bills due on a daily basis.

Derivative financial instruments are used primarily to hedge the company against liquidity, exchange rate and interest change risks. The operative goal is long-term continuity of the financial result. In addition, individual, higher-risk opportunities offering larger profit are occasionally exploited.

Currency risks to the company derive mainly from the JPY and CHF bonds issued. These are also largely hedged with derivative financial instruments (see also note ▷29. Long-term debt). In the case of interest rate risks, a mix of fixed and variable interest financial liabilities is generally sought. Derivative financial instruments provide the short-term control of the fixed-interest period.

All financial instruments are encompassed by the risk management system as soon as the transactions are completed. This provides a daily overview of all main risk indicators. A separate staff unit overseeing risk controlling has been set up, which develops risk analyses based on the value-at-risk method on an ongoing basis (see "Risk management", from page 23).

The nominal values represent the non-offset totals of all the items classified as financial derivatives on the balance sheet date. Although these are equivalent to the amounts agreed between the contractual parties, this is not a measure of the risk incurred by the company through the use of derivatives. Potential risk factors include fluctuations in market prices and the credit risk of the contractual parties. The nominal and current market values (fair value) of all derivative financial instruments are recognised.

57. Derivative financial instruments

	Nominal value		Market value	
	30.9.2005	30.9.2004	30.9.2005	30.9.2004
Currency swaps				
CHF m (under 5 years)[1]	180.0	180.0	–	5.9
JPY m (over 5 years)[1]	8,000.0	8,000.0	–1,329.7	–1,331.7
USD m (under 1 year)[1]	12.5	–	1.4	–
USD m (over 5 years)[1]	18.3	27.9	–0.3	4.3
Interest rate swaps				
EUR m (under 1 year)	20.0	20.0	–0.1	–0.3
EUR m (under 5 years)	70.3	70.3	–0.3	–0.1
EUR m (over 5 years)[1]	205.0	31.6	5.1	–0.8
Caps				
EUR m (over 5 years)	105.0	–	0.5	–

[1] Used as a hedging instrument in accordance with IAS 39.

▷ 58. Significant events after the balance sheet date

Effective October 13, 2005, EVN AG and the NÖ Landes-Beteiligungsholding GmbH, St. Pölten, concluded a group and tax equalizing assessment agreement, in which it was stipulated, that as of the 2005/06 financial year, EVN will be incorporated in the corporate tax group created by the NÖ Landes-Beteiligungsholding GmbH, according to the investment service directive of § 9 Corporation Tax Law. In addition, this agreement stipulates that, at its own discretion EVN AG may incorporate individual subsidiaries or several of its subsidiaries and investments in the corporate tax group of the NÖ Landes-Beteiligungsholding GmbH.

▷ 59. Other obligations and risks

EVN has entered into long-term, fixed quantity and price agreements with e&t Energie Handelsgesellschaft m.b.H. and EconGas GmbH, in order to ensure its supplies of electricity and primary energy. Long-term agreements related to the import of coal from Poland also exist.

The potential risk of claims not covered by provisions relating to dangers to the environment and hazardous waste at disused industrial locations, which remain subject to investigation by the authorities, has been estimated at TEUR 12,466.6 (previous year: TEUR 11,895.7).

At the balance sheet date, an order liability of TEUR 133,303.6 (previous year: TEUR 73,974.6) existed for tangible and intangible assets.

In the course of its participation in a lease-and-lease-back transaction involving the Freudenau power station, which is owned by Verbund-Austrian Hydro Power AG (formerly "Donaukraft"), EVN undertook to provide indemnification of up to TEUR 29,815.7 for certain defaults and losses.

A shareholders' agreement was concluded in connection with the Energie AG Oberösterreich share purchase contract, which contains mutual pre-emptive rights. In addition, should a corporate law linkage with Linz Strom GmbH occur, an option obligation results under which EVN must purchase Energie AG Oberösterreich shares. The option obligation is limited to the period up to 2010. As at September 30, 2005, the conditions required for the coming into force of the option right were not given.

For the transactions implemented by e&t Energie Handelsgesellschaft m.b.H. on behalf of EVN, relating to own trading activies as well as electricity purchasing optimization, letters of comfort were distributed to trading partners amounting to TEUR 656,278.9. These obligations are offset by rights of recourse to the same amount.

In total, EVN submitted guarantees amounting to TEUR 259,795.4. TEUR 151,911.8 related to the construction of a waste incineration facility in Moscow, TEUR 50,000.0 to the building of a drinking water facility in Moscow, and TEUR 57,883.6 for a central wastewater treatment plant in Zagreb. In addition, WTE Group distributed letters of comfort for these projects, on behalf of its subsidiaries totalling TEUR 47,372.5. Further obligations resulting from guarantees as well as other contractual contingent liabilities amounted to EUR 13.4 m (previous year: EUR 115.8 m), which primarily involved assumed liabilities for subsidiary loans.

▷ 60. Information on business transactions with related companies and individuals

The NÖ Landes-Beteiligungsholding GmbH, in its capacity as the main shareholder of EVN, the members of the EVN Executive Board and the Supervisory Board as well as associated companies are the closest related companies and individuals.

Long-term agreements were concluded with the subsidiaries founded within the framework of EnergieAllianz Austria GmbH and e&t Energie Handelsgesellschaft m.b.H. concerning the sale and sourcing of electricity.

Long-term sourcing contracts were also concluded with EconGas GmbH concerning natural gas.

A cooperation agreement also exists with BEGAS – Burgenländische Erdgasversorgungs-AG regarding gas business related services, as well as a long-term utilization agreement with NÖKÖM NÖ Telekom Service Gesellschaft m.b.H. regarding the provision of optical fiber cables. Allplan Gesellschaft m.b.H. provides planning services for the Group.

The share of services provided to these companies totals 11.3% of total revenues, whereas the service derived from these companies amounts to 39.9% of costs for materials and services. The services rendered to members of the Executive Board and the Supervisory Board consist primarily of salaries, severance payments and remuneration of the Supervisory Board, as outlined in note ▷62. Information on management and staff.

The transfer prices between the EVN Group and these related companies are calculated on a basis generally practiced by external business partners.

▷ 61. Other information

EVN was allotted 1.4 m emission certificates free of charge, with a value of TEUR 13,964.9.

The development of the consolidated financial statements in accordance with the IFRS presupposes estimates and appraisals, which have an influence on the assets, provisions and liabilities, as well as the earnings and expenditures as listed in the financial statements. The actual amounts which result at the end of the financial year may deviate from these estimates. These estimates are made by taking into consideration the principle of providing as true and reasonable a picture of all relevant aspects of business development.

The validity of these estimates and appraisals, and their underlying presumptions, is continually being evaluated. Changes in these estimates are reported in the period in which they are developed.

▷ 62. Information on management and staff

The average number of Group employees during the 2004/05 financial year amounted to 6,654 (previous year: 2,608). On the balance sheet date, the Group employed 6,575 people (previous year: 2,620).

The total emoluments paid to active members of the Executive Board in the financial year 2004/05 amounted to TEUR 987.7 (previous year: TEUR 1,107.5), those to former members of the Executive Board and their dependents to TEUR 1,231.3 (previous year: TEUR 786.3).

The corporate bodies are listed on pages 19–22 of this Annual Report.

Additional information in accordance with § 245a Austrian Commercial Code

The expenditure on severance payments and pensions for the members of the Executive Board and the senior management amounted to TEUR 2,941.8 (previous year: TEUR 2,351.1), and for the other employees to TEUR 16,704.8 (previous year: TEUR 17,746.3).

In the year under review, remuneration paid to the Supervisory Board amounted to TEUR 126.3 (previous year: TEUR 126.9).

The members of the Environmental Advisory Committee were paid compensation in the year under review amounting to TEUR 65.8 (previous year: TEUR 65.6).

Maria Enzersdorf,
November 24, 2005

EVN AG

The Executive Board

Burkhard Hofer
(Chairman)

Peter Layr

Herbert Pöttschacher

Auditors' report

To Management/Board of Directors of EVN AG

We have audited the accompanying consolidated financial statements of EVN AG as of September 30, 2005. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing (ISA) issued by International Federation of Accountants (IFAC). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of EVN AG as of September 30, 2005, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Austrian Commercial Code regulations require the compilation of a Group Management Report and the fulfillment of the legal conditions for the exemption from the obligation to prepare consolidated financial statements following local law.

We certify that the Group Management Report of EVN AG is in compliance with the consolidated financial statements and that the legal requirements for the exemption from the obligation to prepare consolidated financial statements in accordance with the Austrian Commercial Code are met.

Vienna,
November 24, 2005

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und
Steuerberatungsgesellschaft

Johann Perthold m.p.
ppa. Maximilian Schreyvogl m.p.

Austrian chartered accountants and tax advisors

Reporting concerning the 4th quarter 2004/05

For an explanation of the figures for the 4th quarter of 2004/05, reference should be made to the Management Report (from page 43) and the description of the individual business areas (fom page 57), as well as the individual items in the income statement contained in the notes.

4th quarter income statement 2004/05 (IFRS)	2004/05 Q. 4 EUR m	2003/04 Q. 4 EUR m	Change EUR m	%
Electricity revenues	247.5	144.7	102.9	71.1
Gas revenues	21.4	21.1	0.3	1.6
Heating revenues	6.8	6.2	0.6	9.3
Water revenues	71.8	26.4	46.6	–
Other revenues	56.5	77.7	–22.4	–27.3
Sales revenues	**404.1**	**276.1**	**127.9**	**46.3**
Changes in inventories and work performed and capitalised	–21.5	–22.5	1.0	4.4
Other operating income	20.9	16.7	4.2	25.2
Cost of materials and services	–284.5	–153.9	–130.7	–84.9
Personnel expenses	–64.4	–50.3	–14.1	–28.1
Depreciation	–87.4	–77.4	–10.0	–12.9
Other operating expenses	–22.6	–36.0	13.5	37.4
Operating result (EBIT)	**–55.4**	**–47.2**	**–8.2**	**–17.3**
Result from associated companies at equity	6.0	7.9	–1.9	–24.2
Result from other investments	1.3	13.0	–11.7	–90.2
Interest and other financial result	1.1	–9.6	10.7	–
Financial result	**8.4**	**11.3**	**–2.9**	**–25.9**
Result before tax	**–47.1**	**–36.0**	**–11.1**	**–30.9**
Taxes on profit	14.6	14.0	0.6	4.3
Minority interests	–8.1	0.1	–8.1	–
Period net result	**–40.6**	**–21.9**	**–18.6**	**–85.0**
Ergebnis/Aktie in EUR	–0.99	–0.54	–	–83.6

Glossary

Book value/share
Book value of the share capital on the balance sheet date divided by the number of shares on the balance sheet date.

Capital Employed
Equity plus loans subject to interest.

Cash flow
Balance of the flows (inflows and outflow) of liquid funds. Serves as an indicator for the assessment of the financial strength of a company, as well as its ability to make dividend payments, debt repayments and investment financing from its own funds. Cash flow is divided into cash flow from operating, investment and financing activities.

Cash Generating Unit (CGU)
The smallest, identifiable group of assets to generate independent cash flows, which are largely autonomous, from the cash flows from other assets, or asset groups. The cash value of future cash flows can be employed for the valuation of the respective CGU.

Consolidation at equity
During consolidation at equity, the pro rata result per subsidiary, less the depreciation on the goodwill contained in the investment value and other pro rata intergroup profits, is reported in the income statement under the item, "Result from associated companies at equity". The investment value is then increased or reduced accordingly.

Corporate Governance
Corporate Governance incorporates all the principles and regulations relating to the management and control of a company.

Degree of efficiency
The efficiency of a plant comprised by the ratio of input to output (e.g. the quantity of electrical energy generated in ratio to the primary energy employed).

Diversification
Expansion of the product and service portfolio of a company. EVN extended its core business in the electricity, gas and heating segments to encompass water, waste incineration and infrastructure services.

Earnings before Interest and Taxes (EBIT)
Earnings before interest and taxes, also known as the operating result. Paramater for the earnings capacity of a company.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)
Earnings before interest, tax, depreciation and amortization, or the operating result before depreciation. Serves as a simple cash flow parameter.

Earnings per share
Group result divided by the weighted number of shares.

Energy units
kWh Kilowatt hours: 1 Watt hour (Wh) x 10^3
MWh Megawatt hour: 1 Wh x 10^6
GWh Gigawatt hour: 1 Wh x 10^9

Natural gas – energy content: 1 Nm^3 of natural gas equals 11.07 kWh.

Equity ratio
Ratio between equity and total capital.

Emission certificates
Emission certificates were introduced into the European Union effective January 1, 2005 as part of the drive to implement the Kyoto accords, which aim to reduce the emission of greenhouse gases. The certificates are alloted in Austria within the framework of the "National Allotment Plan", depending on the level of a company's emissions. Firms requiring more than their designated volume have to acquire additional certificates from companies which have met the commitments to reduce emissions and thus require fewer such emission certificates.

Fair value	The fair value in efficient markets is the price determined by considering all relevant price-determining factors, used as the basis for transactions which could be concluded by independent, expert business partners potentially willing to enter into a contractual agreement.
Funds from operations (FFO)	Cash flow from operations less net interest income from operations.
Gearing	Ratio of net debt to equity.
Heating degree total	Parameter for the temperature-related energy requirement for heating purposes.
Horizontal integration	In the business world, horizontal integration is understood as meaning the grouping of companies on the same production level under a single management. For example, in the energy industry, a company operates or offers various forms of supply or services (electricity, gas, heat, water, waste incineration and infrastructure).
IFRS or IAS	International Financial Reporting Standards/International Accounting Standards. The designation IAS was changed to IFRS in 2001. However, the standards published prior to 2001 are still designated as IAS.
Impairment test	Recoverability test, comparing the carrying amount of an asset to its fair value. If the fair value of an asset falls below the carrying amount, then an exceptional reduction in value (impairment) is to be carried out. This instrument is particularly important for the calculation of goodwill, which may no longer be reported as scheduled depreciation, but must be subject to an annual impairment test.
Interest coverage	Ratio of funds from operations to interest expense on operations.
Kyoto protocol	International climate protection agreement concluded by the UNFCCC, a U.N. organization. It defines goals relating to the reduction of greenhouse gas emissions, which are considered the catalyst for global warming. Adopted in 1997, it officially went into effect on February 16, 2005.
Multi-service utility	Company that offers various supply and infrastructure services (electricity, gas, heat, water, waste incineration, etc.) on a one-stop shopping basis.
Net debt	Balance from interest-bearing asset and liability items (issues and liabilities to credit institutes less loans, securities and liquid funds).
Net debt coverage	Ratio of funds from operations to interest-bearing debt
Power-heat coupling/ cogeneration	Simultaneous generation of electrical power and heat in an energy generation plant. A very high level of efficiency can be achieved through this combined production, which means that the primary energy employed can be put to optimal use.
Rating	Assessment of issuers or debtors in accordance with their economic position. Prominent international rating agencies include Standard & Poor's and Moody's.
Return on Capital Employed (ROCE)	Return on Capital Employed (ROCE) determines the return on the capital utilised within a company. For the calculation of this parameter, the result after tax and the interest expenses less tax effects are compared with the average booked capital employed.
Return on Equity	Return on Equity (ROE) is a parameter for the calculation of the value creation of a company on the basis of equity. In order to determine the ROE, the result after tax is compared with the average booked equity.

Return on Net Assets (RONA)

The Return on Net Assets (RONA) defines the return on the capital used to achieve operating profit. It is measured by taking the net operating profit after tax, plus the interest expenses for social capital reduced by tax effects, in relation to the average capital expenditures required to achieve the operating result.

Scope of consolidation

The scope of consolidation includes every company incorporated in the consolidated financial statements. The precondition is a dominating influence of the parent company. This is given if the parent company is either directly or indirectly in a position to determine the financial and business policy of the subsidiary. The inclusion of a subsidiary commences with the begin of the dominating influence by the parent company and ends with its termination.

Thermal waste incineration

Controlled, large-technical incineration of refuse, carried out at temperatures surpassing 1,000 °C, leading to the destruction or disposal of toxic substances. At the same time, the energy contained in the refuse is released, and used to produce electricity or for district heating purposes.

Vertical integration

In the business world, vertical integration is understood as meaning the grouping of companies on differing production levels of the value-added chain under a single management. For example, in the energy industry, a single company completes sourcing/generation, transmission/network and sales.

Weighted Average Cost of Capital (WACC)

The Weighted Average Cost of Capital (WACC) of a company consists of debt and equity capital costs, weighted according to their share in total capital. The actual, average credit interest is used as debt capital costs, while the equity costs correspond with the return on a risk-free investment plus a risk mark-up, which is individually calculated for every company.



103,200 km

power lines

The electricity transmission grid of the EVN Group more than doubled at the beginning of 2005, based on the acquisition of ERP Plovdiv and ERP Stara Zagora. Including the additional 56,800 km of middle- and low-voltage power lines in Bulgaria, EVN now operates a power grid of more than 100,000 km.

○ I would like to receive detailed information about EVN. Please send me your Letters to Shareholders and future Annual Reports.

○ Please send me invitations to your events for retail investors.

○ I do not require further information. Please delete my name from your mailing list.

DVR 0024341 – AR04/05

The EVN share – basic information

Share capital, denomination	EUR 99,069,392.62 40,881,455 non-par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Telerate); EVNVY (ADR)
Stock exchange listings	Vienna
ADR programme; depositary	Sponsored level one ADR program (5 ADR = 1 share); Bank of New York
Ratings	Aa3, stable (Moody's) A+, stable (Standard & Poor's)

Financial Calendar 2005/06

77th AGM	January 12, 2006
Ex-dividend day	January 17, 2006
Dividend payment	January 23, 2006
Result Q. 1 2005/06[1]	February 28, 2006
Result HY. 1 2005/06[1]	May 30, 2006
Result Q. 1–3 2005/06[1]	August 29, 2006
Annual results 2005/06[1]	December 12, 2006

[1] Preliminary

EVN Online Annual Report 2004/05
www.investor.evn.at/gb/ar2005

Name

Address

Post code City

Country

EVN AG
Investor Relations

EVN Platz
A-2344 Maria Enzersdorf
Austria

Our service to investors includes the postage of all written company information. Should you be interested, please return the adjacent reply card.

In addition, we cordially invite you to visit our investor homepage at **www.investor.evn.at,** where you will find a wealth of information.

EVN AG

Head Office
EVN Platz
A–2344 Maria Enzersdorf
Phone +43 2236 200–0
Fax +43 2236 200–2030

Investor Relations
Georg Waldner
Phone +43 2236 200–12718
Fax +43 2236 200–82718
E-mail investor.relations@evn.at

Information on the Internet
www.evn.at
www.investor.evn.at
www.verantwortung.evn.at

◁ EVN Group chart

Printed on chlorine-free bleached paper

Published by

EVN AG
EVN Platz
A-2344 Maria Enzersdorf

We have put together this annual report with the greatest possible diligence, and have checked the data. Nevertheless, rounding off, compositor's or printing errors can not be excluded. In the summing up of rounded amounts and percentages, the application of automatic calculating devices could result in rounding-off differences.

This annual report also contains forward-looking statements, estimates and assumptions which are based on all the information availabe to us at the time when this document was completed. Such statements are typically made in connection with terms such as "expect", "estimate", "plan", "anticipate" etc. We would like to point out that, due to a variety of different factors, the performance and results achieved by the company may differ from the expectations and forward-looking statements contained in this report.

This annual report is also available in German. In case of doubt, the definitive version is the German one.

Editorial deadline: November 25, 2005

The EVN Group

EVN AG subsidiaries

- 100 **EVN Netz GmbH**
  Operation of electricity and gas networks
- 31.5 **EnergieAllianz Austria GmbH**
  Joint EnergieAllianz partner sales subsidiary
- 100 **EVN Energievertrieb GmbH & Co KG**
  Electricity and gas sales to end customers within EnergieAllianz
- 31.5 **e&t Energie Handelsgesellschaft mbH**
  Joint EnergieAllianz partner energy trading and sourcing subsidiary
- 67 **ERP Plovdiv AD**
  Regional electricity supply in Bulgaria
- 67 **ERP Stara Zagora AD**
  Regional electricity supply in Bulgaria
- 15.7 **EconGas GmbH**
  Joint EnergieAllianz partner, OÖF and OMV gas trading and large customer sales company
- 100 **evn naturkraft Erzeugungs- und Verteilungs GmbH & Co KG**
  Electricity generation from renewable energy sources
- 50.05 **RAG Beteiligungs AG**
  - 75 **Rohöl-Aufsuchungs AG**
    Oil and gas exploration and production, gas storage
- 12.5 **Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbund)**
  Power generation and Austrian high voltage grid
- 69.58 **Burgenland Holding AG**
  - 49 **Burgenländische Elektrizitätswirtschafts-AG (BEWAG)**
    Electricity supply
  - 49 **BEGAS – Burgenländische Erdgasversorgungs-AG**
    Gas supply
- 9.33 **Energie AG Oberösterreich**
  Energy and infrastructure services
- 50 **Toplak GmbH**
  Mobile electricity supply
- 100 **evn wasser GmbH**
  Lower Austrian drinking water supply
- 100 **EVN Umweltholding und Betriebs-GmbH**
  - 100 **WTE Wassertechnik GmbH**
    Drinking water supply and waste water services
    - 99.9 (to WTE Wassertechnik Austria GmbH)
  - 0.1 **WTE Wassertechnik Austria GmbH**
    Drinking water supply and waste water services
  - 100 **AVN Abfallverwertung Niederösterreich GmbH**
    Waste incineration
  - 99 **EVN Projektgesellschaft MVA3 mbH**
    Waste incineration, Moscow
    - 1 (to Utilitas Dienstleistungs- und Beteiligungs GmbH)
- 100 **Utilitas Dienstleistungs- und Beteiligungs GmbH**
  - 100 **Kabelsignal AG**
    Cable TV and Internet services
  - 50 **Allplan GmbH**
    Building utility, energy and environmental engineering
  - 100 **first Facility GmbH**
    Facility management
  - 100 **grafotech Beratungs- und Planungsgesellschaft mbH**
    Digital cartography
  - 100 **V&C GmbH**
    Cathodic corrosion protection
  - 100 **EVN Business Service GmbH**
    General Services
- 50 **NÖKOM NÖ Telekom Service GmbH**
  Provincial government telecommunications network
- 100 **EVN Finanzservice GmbH**
  Group financing

□ **Energy business**
■ **Other infrastructure and supplementary services**

As at November 2005
The main operative companies and Group holding companies are shown. Interests in %.

The strategy

Energie
vernünftig
nutzen

EVN

Sustainability Report 2004/05



Heat production[1]						
		2004/05	2003/04	2002/03	2001/02	2000/01
Heating oil	GWh	25.6	25.8	25.5	17.1	15.3
Biomass	GWh	183.2	157.7	128.9	108.0	100.5
Cogeneration/power station bleeding	GWh	258.7	284.1	239.2	252.1	255.3
Natural gas	GWh	632.1	595.3	586.8	534.3	478.2
Total	**GWh**	**1,099.6**	**1,062.9**	**980.4**	**911.5**	**849.3**

[1] Local and district heating production.

Specific electricity generation and district heating plant emissions						
		2004/05	2003/04	2002/03	2001/02	2000/01
CO	kg/MWh	0.038	0.044	0.046	0.039	0.052
NO_x	kg/MWh	0.396	0.392	0.338	0.348	0.288
SO_2	kg/MWh	0.101	0.129	0.123	0.107	0.090
Dust	kg/MWh	0.034	0.047	0.023	0.021	0.020
CO_2[1]	t/MWh	0.482	0.516	0.517	0.508	0.444

[1] Due to the CO_2 neutrality of biomass, emissions from biomass firing are rated as zero.

Society (EVN AG)

Fire statistics[1]						
		2004	2003	2002	2001	2000
Fires	Number	4	14	15	3	4
Damage value	TEUR	23	493	133	50	15

[1] The data provided relates to EVN AG, AVN, evn naturkraft, evn wasser and Kabelsignal.

Accident rate[1]						
		2004	2003	2002	2001	2000
Accidents/100 employees	Number	1.3	2.0	1.9	1.9	2.3

[1] The data provided relates to EVN AG, AVN, evn naturkraft, evn wasser and Kabelsignal.

Working accidents[1]						
		2004[2]	2003	2002	2001	2000
Working accidents[3]	Number	41	42	39	39	51
Days lost	Number	401	766	964	1,220	1,168

[1] The data provided relates to EVN AG, AVN, evn naturkraft, evn wasser and Kabelsignal.
[2] Excluding road, including minor accidents.
[3] Subject to report: slight, quite serious, serious, and fatal accidents.

Workforce[1]						
		2004/05	2003/04	2002/03	2001/02	2000/01
EVN AG	Number	1,906	1,944	1,966	1,997	2,041
Other business areas	Number	4,748	664	351	202	163
EVN Group	**Number**	**6,654**	**2,608**	**2,317**	**2,199**	**2,204**
thereof apprentices	Number	71	61	54	31	11

[1] Full-time employee (FTE) bas s

Educational structure as at September 30, 2005[1]	
University graduates	8%
A-level graduates	18%
Advanced technical college graduates	7%
Employees with a completed apprenticeship	40%
Employees with a master's certificate	17%
Others	10%

[1] The data provided relates to all EVN Group companies in Austria.

Further training 2004/05	Events	Attendees
Computer courses	52	548
Specialist seminars	175	2,453
Behavioural coaching	22	174
Total internal training	**249**	**3,175**
External further training	322	472
Total further training	**571**	**3,647**

Key sustainability indicators

Economy (EVN Group)

Business management[1]

		2004/05	2003/04	2002/03	2001/02	2000/01
Electricity sales volumes	GWh	15,883	10,442	9,656	8,624	7,773
Gas sales volumes[2]	m m³	707	716	1,072	1,895	1,322
Heating sales volumes	GWh	1,033	967	877	786	721
Sales revenues	EUR m	1,609.5	1,207.3	1,082.1	1,113.9	1,014.7
Operating result (EBIT)	EUR m	131.0	114.6	102.5	127.9	121.0
Result before tax	EUR m	186.2	135.9	145.4	137.6	126.3
Return on equity (ROE)	%	8.2	8.7	9.3	8.7	9.4
Equity ratio	%	48.2	41.7	38.8	38.0	40.5

[1] The data provided relates to all companies contained within the scope of consolidation of the EVN Group. Financial year from October 1 – September 30; key indicators according to IFRS.
[2] From January 1, 2003, excluding sales to large customers and gas trading following transfer to EconGas.

Info Centre visitor numbers

		2004/05	2003/04	2002/03	2001/02	2000/01
Persons	Number p.a.	21,760	21,995	16,197	10,597	8,949

Ecology (EVN AG)

Water consumption

		2004/05	2003/04	2002/03	2001/02	2000/01
Power stations						
Drinking water	m³	16,133	16,739	14,790	12,974	n.e.[1]
Process water	m³	1,395,054	1,419,796	1,267,389	1,228,334	n.e.
District heating plants						
Drinking water	m³	57,067	69,269	26,790	28,769	n.e.
Process water	m³	55,229	57,134	58,066	54,849	n.e.
Head office and customer centres						
Drinking water	m³	20,972	25,463	29,146	26,431	n.e.
Process water	m³	23,654	32,354	31,593	31,249	n.e.

[1] n.e. = not established

Waste volumes[1]

		2004/05	2003/04	2002/03	2001/02	2000/01
Hazardous waste	t	275	253	192	215	379
Non-hazardous waste	t	5,767	5,272	5,888	4,990	7,580

[1] Excluding building waste and power station by-products

evn naturkraft eco-electricity production

		2004/05	2003/04	2002/03	2001/02	2000/01
Hydropower	GWh	185.9	160.9	139.9	116.4	89.0
Wind power	GWh	63.5	63.3	37.3	11.1	9.0

Flue gas by-products from thermal power stations

		2004	2003	2002	2001	2000
Dürnrohr power station: fly ash	t	44,608	41,477	31,093	28,272	22,220
Dürnrohr power station: flue gas desulphurisation products	t	25,116	26,752	20,729	19,324	17,465
Dürnrohr power station: coarse ash	t	8,327	7,743	5,803	5,278	4,148
Theiss power station: flue gas desulphurisation products	t	0	0	0	0	1,561

Contents

Scope of the report

With regard to the financial key indicators, this report incorporates the consolidated EVN Group, which including EVN AG as the parent company, consists of 40 fully consolidated and four pro rata consolidated companies (please see the EVN Annual Report 2004/05, page 87).

The key indicators in the personnel sector relate to EVN AG, including all consolidated subsidiaries. Should, in individual cases, some of these companies be excluded, a separate reference to this fact is made in the report.

The ecological section of the report contains information and key indicators relating to EVN AG and subsidiaries of environmental relevance (AVN, evn wasser, evn naturkraft, WTE). The subsidiaries in Bulgaria, which were acquired in January 2005, are not included. These are the subject of a brief summary containing the main integration measures taken in recent months and a preview of future, sustainability-oriented measures at the end of the report.

If in the past financial year, the functional and business management integration of the new subsidiaries was the main focus of attention, the intention is that sustainability reporting be subsequently extended to the entire Group.

Editorial deadline: November 25, 2005

Highlights 2004/05

- In November, EVN receives award as Austria's most responsible company in 2005.
- New CR management organisational structure.
- Accession to the UN Global Compact.
- Numerous new projects in the water and wastewater area.
- Development of an integrated management system at locations with environmental accreditation.
- Marked increase in electricity generation using renewable primary energy.
- Climate protection – intensified use of wind power and biomass.
- New EVN health guidelines.
- Lowest accident rate since 1990.
- EVN Collection celebrates its tenth birthday.
- New subsidiaries in Bulgaria.

Key indicators 2004/05

		2004/05	+/– %
Economy			
Sales revenues	EUR m	1,609.5	+33.3
EBIT	EUR m	131.0	+14.3
Group net result	EUR m	144.4	+22.9
Ecology			
Electricity production from wind power plants	GWh	63.5	+0.3
Electricity production from hydropower plants	GWh	803.0	+10.2
Heat generation using biomass	GWh	183.2	+16.2
Society			
Employees	Total	6,654	+155.1
Sales revenues/employee	EUR	241,889	–47.7
Days lost due to working accidents	Total	401	–47.7

www.responsibility.evn.at

Company profile

EVN: a leading energy and environmental services group

EVN is a leading, listed Austrian energy and environmental services group with headquarters in Lower Austria, the nation's largest federal province. The EVN Group provides its customers with electricity, gas, heating, water, waste incineration and related services on a one-stop shop basis by means of a highly advanced infrastructure.

As a growth-oriented company, EVN is endeavouring to share in the dynamic growth potential of the Central and Eastern European markets. By obtaining majority holdings in two regional electricity suppliers in South-Eastern Bulgaria, EVN successfully participated in the privatisation of the country's electricity industry.

EVN is also active in the water and waste incineration areas within Austria and in ten other CEE countries, through its network of fully-owned subsidiaries.

As a result of the realisation of synergies among the various business areas within the Group both in Austria and in other markets, sustainable value is to be created in the interests of EVN's shareholders, customers and employees.

Responsibility leads the way

Dear Reader,

As an energy and environmental services supplier, the EVN Group consciously assumes the responsibilities relating to its business activities and exercises prudence, not only in an economic regard, but also with respect to ecological and social matters. It is our conviction that long-term success can only be secured by acting responsibly and thus achieving sustainability in its truest sense.

Alone day-to-day activities in the interests of our customers bring a high degree of responsibility for reliable, high-quality performance. In the meantime, some 6,700 EVN employees in eleven CEE countries provide millions of people with essential services in the areas of electricity, gas, heating, water, wastewater, waste incineration and telecommunications, as well as operating the infrastructure of our modern, industrial society. In addition, our investments result in value added and the creation of employment.

However, our concerns regarding the sustainable nature of our activities extend beyond security of supply and high technical standards. For many years, a diversity of initiatives has highlighted EVN's efforts to balance the interests of individual stakeholder groups. This report shows a selection of measures initiated during the past financial year in the areas of energy consulting, the intensified use of renewable energy sources, emission reduction, the protection of the landscape, flora and fauna, employee benefits and activities within EVN's social environment.

We regard the No.1 ranking received in Austria's first "Companies with Responsibility" (CSR) awards as a special gesture of recognition for EVN's activities in the sustainability area. In mid-November, 70 major Austrian companies were assessed by a highly respected jury, which awarded EVN first place. This judgement was based on the company's overall commitment with a focus on employees, society, the environment and the capital market.



From l. to r. Herbert Pöttschacher, Burkhard Hofer, Peter Layr

Starting in Lower Austria, the traditional EVN AG supply area, the concept of sustainability-oriented company management is to be more firmly anchored throughout the Group, which has grown markedly in recent years. To this end, as part of Group restructuring, new CR (corporate responsibility) management was established during the past financial year, which is the direct responsibility of the Executive Board. The intention is to achieve a uniform CR strategy for the entire EVN Group.

Through our accession to the UN Global Compact in September 2005, we wish to secure universal economic, social and environmental standards for the entire Group and provide a signal to the general public. Even though, as a result of its active assumption of responsibility, EVN already adheres to the ten basic principles of the Compact, we nonetheless see it as an incentive to improve and to gradually integrate all Group companies into this declaration.

Almost 20 years ago, EVN repositioned itself with the competence claim "Using energy wisely", a credo, which in the context of the current energy industry framework, is more topical than ever. The rise in energy prices has provided dramatic evidence of the need to save energy, a philosophy propagated by EVN for many years in the course of energy consulting, and has also led to an increased readiness among customers to preserve resources. Moreover, tougher environmental legislation has had a positive effect in the water, wastewater and waste incineration areas, where for some time EVN has been supplying a comprehensive services range. EVN contributes to the sustainable use of resources in other ways, as exemplified by investments in renewable energy amounting to EUR 130 m in the period between the beginning of 2005 and mid-2006. From the middle of 2006 onwards, some 60% of the municipal district heating supplied by EVN will derive from biomass.

For the energy industry there exists a conflict of objectives between climate protection on the one hand, and the demand for security of supply on the other. Increasing electricity demand and ageing European power plants have resulted in a need for replacement and additional capacity. A requirement, that can only be met partially by the use of alternative energy sources and the upgrading of the efficiency of existing plant. EVN's awareness of its major responsibilities means that it is closely considering every aspect of this question, but it is clear that there is no alternative to the creation of additional generation capacity.

"Responsibility leads the way" is a particularly apposite title when applied to the path towards sustainability-oriented corporate management. For following the creation of a new CR management structure, the 2005/06 financial year will witness further progress regarding the preparation of a Group-wide sustainability strategy and its structured implementation.

Burkhard Hofer   Peter Layr   Herbert Pöttschacher

Maria Enzersdorf,
November 2005

EVN corporate responsibility management

For many years, EVN has felt an obligation to achieve the objective of sustainable corporate management. For this reason, company corporate responsibility (CR) management places special emphasis on sustainability. Thus, EVN underlines its responsibility to take every condition of relevance to long-term, balanced development into appropriate account. By CR, the company understands a commitment to dynamic development targeted on the progressive improvement of company performance in every area. A main factor in this equation is the uniform attention paid to the three elements comprised by economic, ecological and social matters.

In 2002, EVN became the first Austrian company to issue a Sustainability Report and in the meantime, it also provides detailed information concerning its initiatives in this area online under **www.responsibility.evn.at.**

A new organisational structure for CR management
During the period under review, EVN CR management was provided with a new structure. This organisational anchorage occurred in the course of the restructuring of the EVN Group, which took effect at the beginning of October 2005. As CR represents a topic of Group-wide relevance, which affects a diversity of cross-sectional issues, it has been located among the responsibilities of the Executive Board. The Board determines the CR strategy and programme for the EVN Group.

With immediate effect, a separate CR advisory team is responsible for the strategic orientation and co-ordination of CR activities within the Group. If required, temporary working groups will assist this permanent body with specific matters, in order to ensure that all the relevant areas in the Group are involved. The task of the working groups is to prepare proposed measures and then supervise the implementation of the activities agreed.

Particularly in view of increasing EVN internationalisation, this new organisation should lead to a structured approach for the whole Group and by means of a concentration and co-ordination of activities result in the efficient realisation of the approved course of action.

Corporate responsibility (CR) management structure

CR management (complete Board)
Determines EVN Group CR strategy and programme

CR advisory team
Strategic orientation and co-ordination of all CR activities

Temporary working groups
- Support of the CR advisory team
- Preparation of suggestions for new activities and supervision of the implementation of previously agreed measures

Group services | Production | Networks | Sales | Bulgaria | Environment

New CR management will promote the structured, Group-wide implementation of the EVN sustainability strategy.

Accession to the UN Global Compact

In connection with the restructuring of its CR management, in September 2005, EVN joined the UN Global Compact. This move corresponded with a trend among companies like EVN, which are steadily adopting a more global approach in order to bring their decision-making processes into line with international conventions. Not least, such developments are due to the growing interest of sustainability-oriented investors and the existence of sustainability indices and rankings. Apart from economic success, the ethical and ecological approach of a company is of increasing significance, not just to the general public, but also the capital market. This is the reason why EVN as a listed, international supplier of energy and environmental services decided to sign up to the UN Global Compact.

The UN Global Compact was launched in 2002 at the initiative of the Secretary-General of the United Nations, Kofi Annan. At present, the UN Global Compact has over 2,400 participants worldwide, including six Austrian companies.

The initiative's ten guiding principles derived from the Human Rights Convention of the United Nations, the declaration of the International Labour Organisation (ILO) concerning fundamental working rights, the Rio Declaration regarding the environment and development and the UN's anti-corruption declaration. The principles define the central demands of the international community represented by the United Nations with respect to sustainable corporate governance in the interests of all stakeholders.


25
windmills
–74,000
t CO_2
Every year, EVN's 25 windmills, which are located in four Lower Austrian wind farms, prevent the emission of 74,000 t of CO_2. This reflects EVN's use of sustainable power generation on the basis of renewable primary energy sources, wherever this is technically possible and economically viable.
Responsibility leads the way.

As a result of the active assumption of its responsibilities, EVN already adheres to all ten guiding principles.

The principles of the UN Global Compact in detail	
Human Rights	
	Businesses should:
Principle 1:	support and respect the protection of internationally proclaimed human rights; and
Principle 2:	make sure that they are not complicit in human rights abuses.
Labour Standards	
	Businesses should:
Principle 3:	uphold the freedom of association and the effective recognition of the right to collective bargaining;
Principle 4:	the elimination of all forms of forced and compulsory labour;
Principle 5:	the effective abolition of child labour; and
Principle 6:	the elimination of discrimination in respect of employment and occupation.
Environment	
	Businesses should:
Principle 7:	support a precautionary approach to environmental challenges;
Principle 8:	undertake initiatives to promote greater environmental responsibility; and
Principle 9:	encourage the development and diffusion of environmentally friendly technologies.
Anti-corruption	
Principle 10:	businesses should work against all forms of corruption, including extortion and bribery.

Targets for 2005/06

Following the installation of new CR management, EVN has defined the following main targets and target areas for the 2005/06 financial year:

- Sustainable sourcing.
- The integration of both Bulgarian subsidiaries.
- Equilibrium between the economic and ecological aspects of the environmental management systems at EVN production plants in the light of the competition in the energy market.
- Increased electricity and heat generation from renewable energy sources.

Economy
Responsibility to owners and customers

Sustainable economic success is the only means of securing value added for shareholders. At the same time, long-term service excellence is essential to a company's ability to attain a strong market position through attractive and competitive products. Therefore, EVN recognises its responsibility to provide appropriately positive business performance in the interests of shareholders, customers, society and the environment. This commitment to sustainable performance also forms the basis for investments in environmental protection. The optimisation of EVN's capital structure, ongoing growth, sustained increases in cost efficiency and a related improvement in operative development, all contribute to the achievement of this objective.

For an energy and environmental services supplier like EVN, security of supply is a vital element in sustainability-oriented management.

EVN has put its claims in the customer service sector into a nutshell with the slogan, "Always at your service". In other words, EVN's customer performance should be as attractive and individual as possible, and to this end the company relies on quality products and services in combination with professional customer support.

EVN's intensification of its activities in the environmental services and research and development areas also constitutes a contribution to the protection and conservation of the environment for future generations. In particular, the company has long been one of the international leaders in the field of power station technology and gas supply and is constantly involved in EU research projects. An important factor in this regard is formed by ongoing increases in efficiency and reductions in emissions at all generation plants.

Economic standing of the EVN Group

In the course of the systematic implementation of its corporate strategy, during recent years EVN has evolved from being purely a power supplier to a customer-oriented provider of energy and environmental services. Apart from the integrated supply of electricity, gas and heating, EVN competence now includes water and waste incineration, and supplementary services, which all represent business areas with high growth potential.

At the same time, the Group has expanded its business in a geographical sense, extending its activities from its original core area in Lower Austria to create a market presence in ten other CEE countries. A decisive step towards internationalisation was taken during the past financial year with the acquisition of majority holdings in two regional electricity distribution companies in Bulgaria.

The following description of EVN business development in the 2004/05 financial year does not replace the detailed economic and financial presentation provided in the Management Report. This can be read in the EVN Annual Report 2004/05.

EVN development in the 2004/05 financial year

EVN can look back on a 2004/05 financial year, which was significant in both a strategic and economic sense. The main highlight was entry into the Bulgarian electricity industry through the acquisition of majority holdings in two regional electricity distribution companies. Moreover, in addition to the positive impulses derived from this expansion, the environmental sector with its water and waste business areas provided significant contributions to sales revenues and results and a further internationalisation of the EVN Group. All in all, during the past financial year, the share of sales revenues emanating from Central and Eastern Europe rose from 8% to just under 25%.

Sales revenues up on the preceding year

The solid figures of the past year represent confirmation of the sustained success of EVN Group development. On the basis of higher revenues in all areas, total sales revenues were up by 33.3% at EUR 1.6 bn. The main reasons for this rise were the initial inclusion of the two Bulgarian subsidiaries, increased electricity production and expanded project business in the water and waste areas.



Sales revenues by business area



8.2%
3.6%
8.1%
3.1%
16.4%
60.5%
Eletricity
Gas
Heating
Water
Waste incineration
Other

Suppliers

During 2004/05, EVN spent EUR 1,011.6 m, or 52.7% more, on energy supplies and services than in the preceding year. The main factors in this rise were the initial inclusion of the two Bulgarian subsidiaries, the sharp increase in the prices of primary energy and electricity purchases, expenditure on the purchase of CO_2-emission certificates and additional external services in connection with water and waste projects.

Employees

While as a consequence of the takeover of the two Bulgarian electricity supply companies, the average size of the EVN Group workforce rose by 155.1% to 6,654 during the 2004/05 financial year, personnel costs only increased by 15.9% to EUR 232.3 m. This was due mainly to the lower income levels at the Bulgarian subsidiaries as compared with Austrian standards. During the period under review, EVN personnel costs accounted for around 14.4% of sales revenues. At the beginning of the 1990s, this figure stood at 26.7%.

Marked improvement in results

The operating result (EBIT) for the 2004/05 financial year was 14.3% higher than in the preceding year at EUR 131.0 m. This upturn stemmed from the successful counterbalancing of the negative effects of continued increases in primary energy and electricity sourcing prices, the costs for the purchase of CO_2-emission certificates and falling network income in Austria, by means of the positive contributions of the two Bulgarian power supply companies, the high level of electricity production and the positive developments in the water and waste business areas.

Due largely to the tangible growth among EVN Group investments, there was also a marked improvement in the financial result, which led to a 37.0% rise in the result before tax as compared to the preceding year.

Net result

Following income tax and minority interests, the Group net result rose by EUR 26.9 m, or 22.9%, to EUR 144.4 m.

Earnings/share



4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
EUR
2.56
2.39
2.73
3.08
3.53
00/01
01/02
02/03
03/04
04/05

Book value/share



60
50
40
30
20
10
EUR
27.6
28.3
30.9
38.3
55.9
00/01
01/02
02/03
03/04
04/05

Society

EVN paid a total of EUR 29.2 m in taxes on profit for the 2004/05 financial year. In addition to numerous activities within the company's social environment, this represented a contribution to its public assignment in the interests of Austrian society.

Solid balance sheet

EVN activities continue to be based on a very solid balance sheet structure. Not least due to the inclusion of the two Bulgarian subsidiaries, the consolidated balance sheet total of the EVN Group increased by 27.0% to EUR 4,739.6 m. At the end of September 2005, the equity ratio stood at 48.2% and gearing amounted to 29.5%, which was well below the average in the energy sector. This clearly illustrates a steady and healthy balance sheet structure as confirmed by the ratings from the Standard & Poor's and Moody's agencies, which both point to a stable future.

Security through long-term investment

Investments form a platform for sales and profits in years to come. With total spending of EUR 192.6 m on tangible and intangible assets, during the 2004/05 financial year, EVN again invested considerable sums in its future. This funding was used first and foremost for the enlargement of electricity, gas and heating transport and distribution networks and their adjustment to the needs of the liberalised electricity and gas market. An extensive investment programme was also launched in Bulgaria for the strengthening of the grid and a reduction in grid losses. Another focal point was expansion in the biomass, small-scale hydropower and wind power plant segments in Lower Austria.

The backdrop to these investments is largely furnished by a marked increase in consumption. For example, since 1998, electricity demand in Austria has risen by an average of 2.5% annually and there is a growing need for electrical power throughout Europe. In 2000, Austria became a net importer of electricity, importing more power than it exports. A fact, which means that additional generation capacity will be required for the future.

In such a situation, one of the most important prerequisites for the energy and water industries is a reliable, long-term framework. This presupposes the existence of the necessary political will and prompt economic decisions relating to infrastructure maintenance and expansion. Such decisiveness is imperative, due to the extremely lengthy timespans involved. For example, an average of seven years is required from the investment decision to plant availability and a further thirty for power station amortisation.

The EVN share – an investment in sustainability

During past years, EVN has systematically positioned its share as an investment in sustainability, thus gaining access to the steadily growing number of investors in this area. As a consequence, in the capital increase completed during the summer of 2004, a considerable part of the newly issued EVN shares was taken up by sustainability funds and this investor segment continues to demonstrate a constantly high level of interest in EVN.

Although currently at a low level, the market for sustainable investments demonstrates ongoing expansion and for a listed company represents an attractive supplement to the conventional capital market. Since the end of 2004, the purchases made by sustainability-oriented public funds on behalf of institutional and private investors in the German-speaking region have risen by 25% to approximately EUR 5.3 bn. This increase reflects the recognition on the part of many investors that companies with a sustainability orientation offer higher long-term earnings potential due to the minimisation of environmental and social risks.

VÖNIX acceptance, and FTSE4Good and Ethibel reconfirmation

EVN's efforts in line with sustainability-oriented corporate management have been underlined more than once by acceptance into related, special indices. For example, in October 2005, EVN was inducted into the recently prepared Austrian VÖNIX sustainability index. This contains Austria's leading listed companies in accordance with their social and ecological performance.

In August 2005, EVN's membership of the FTSE4Good index was again confirmed and therefore EVN is quoted on both the FTSE4Good Europe index and the FTSE4Good Global index. The FTSE4Good offers sustainability-oriented investors the possibility for targeted investments in companies, which meet globally recognised standards in connection with responsibilities appertaining to the environment and stakeholders. The companies listed in the index are subjected to regular comprehensive audits. The EVN share is also represented in the Ethibel Sustainability Index Group (ESI), which is formed by the ESI Global and ESI Europe.

Dividend/share


1.2
1.0
0.8
0.6
0.4
0.2
EUR
0.70
0.70
0.75
0.95
1.15[1]
00/01
01/02
02/03
03/04
04/05

[1] Proposal to the AGM.

Strong performance in 2004/05

During the past financial year, the EVN share demonstrated great dynamism. With a price gain of 80.7% between October 2004 and September 2005, it was able to outperform both the ATX and the average values of the European suppliers shown in the Dow Jones Euro Stoxx Utilities branch index. Following a series of all-time highs, on September 22, 2005, the price of the EVN share reached a record value of EUR 78.5. As at September 30, 2005, the price had only decreased slightly to EUR 75.0 and at the end of the financial year, EVN market capitalisation amounted to EUR 3.1 bn. The turnover in EVN shares also rose considerably. In the past financial year, on average over 19,000 shares were traded daily and the total sales value attained a value of EUR 541 m. This represented an increase of 224% over the preceding year and thus the highest figure for five years.

EVN share price – relative development

Base: October 1, 2004


200
180
160
140
120
100
%
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
2005
EVN closing price
ATX
Dow Jones Euro Stoxx Utilities

Shareholder structure


13.3%
6.0%
51%
29.7%

- NÖ Landes-Beteiligungsholding GmbH
- EnBW
- Raiffeisenlandesbank Oberösterreich
- Free float

Base: filings according to Austrian stock exchange regulations and representation at the AGM.

Shareholders

EVN is committed to a consistent and sustained dividend policy. This takes into account long-term growth prospects and the future investment and financing needs of EVN, as well as a reasonable return on shareholder capital. Accordingly, EVN aims to gradually increase the payout ratio.

Following a rise in dividends in the previous year, the Executive Board will propose a further increase in the dividend for the 2004/05 financial year by 21.1% to EUR 1.15 to the General Shareholders' Meeting. This corresponds with a payout ratio of 32.6%.

Corporate Governance – transparent corporate management

As a market-oriented and transparent company, EVN feels an obligation to comply with the principles of corporate governance. Accordingly, the company recognises the regulatory objectives of the Austrian Corporate Governance Code, which orientate company management and controlling towards long-term, sustainable value added and create high levels of transparency for all stakeholders.

EVN has possessed its own Corporate Governance code since September 2003. This contains 67 obligatory regulations, which match conditions at EVN and in the energy industry. Thus, all the basic principles have been combined, which are suitable for securing and optimising responsible corporate management and controlling targeted on long-term value added. This year, adherence to the stipulations of the code was again the subject of an external audit.

The complete EVN Corporate Governance Code is available on the investor relations homepage under **www.investor.evn.at/CorporateGovernance.**

Detailed information concerning business development and the topic of Corporate Governance within the EVN Group is provided in the 2004/05 Annual Report, which is published at the same time as this Sustainability Report. The current Annual Report is available online at **www.investor.evn.at**. For questions relating to EVN business development or the company share, please send an e-mail to: **investor.relations@evn.at.**


7 6 x 7 =
532
thermographic
building analyses
EVN energy consulting contributes to the careful use of resources. A fact exemplified by thermography, which is used for building analyses that pinpoint weak spots in heating insulation. If during the 1995/96 financial year, 76 thermographic studies were completed, by the 2004/05 financial year this figure had increased sevenfold to 532. In addition, in 2004/05, the 30 EVN energy advisors held 3,123 detailed customer consultations, free of charge.

Open dialogue with stakeholders

EVN endeavours to seek an active dialogue with all its stakeholders. The company regards ongoing contacts at local government and NGO level in the supply area, as well as the involvement of the general public in EVN projects, as standard practice. For example, during the completion of the waste incineration plant in Zwentendorf/Dürnrohr, a consultative citizens committee was formed, which continues to receive regular information and is included in the corporate decision-making process. At the same time, EVN offers the general public possibilities to gather information concerning the company at first hand, e.g. at the visitor centres at the Theiss thermal power station, the storage power station in Ottenstein and the AVN waste incineration plant.

Customers and employees are also provided with information on a periodic basis via customer and employee journals, newsletters, etc.

Moreover, in line with EVN's open communications policy, the interests of capital market participants are accounted for by means of extensive reporting.

Transparency in communications with the financial community

EVN investor relations are aimed at the maintenance of active, regular and sustained communications with investors and analysts. The basis for a fair valuation of the EVN share is created by means of an up-to-date and comprehensive supply of information to this target group and its long-term confidence. The basic principles involved consist of synchronised, candid and comprehensive communications with all capital market players, a high degree of transparency and proactive reporting. Accordingly, apart from comprehensive quarterly reporting, EVN relies on online information, capital market publications, road shows, analyst presentations and retail investor events.

In order to cultivate its relations with retail investors, in 2005, EVN again held an event at which this target group was provided with specific information concerning current developments within the EVN Group. In September 2005, all shareholders were invited to the "MuseumsQuartier" (a large cultural complex) in Vienna. Subsequently, there was an opportunity to view the EVN Collection, which to mark its tenth birthday, was exhibited in the Vienna Museum of Modern Art (please see page 70).

This year's retail shareholder meeting in the Viennese "MuseumsQuartier" also met with a highly positive response.



The Marchfeld North wind farm – redimensioning and waivers in dialogue with the local population

The major importance of an open dialogue with NGOs and public initiative groups is clearly demonstrated by a wind power farm planned by EVN and its eco-electricity subsidiary, evn naturkraft, in the "Weinviertel". The scheme was to complete eight wind farms with a total of 50 windmills in the Auersthal-Bockfliess area in teamwork with two partner companies.

Following the completion of the planning phase and the positive reception given to detailed information events held in the five surrounding municipalities, the project was submitted for an environmental compatibility examination. However, shortly afterwards, a fresh debate broke out concerning the scale and sense of the project.

Subsequently, EVN once again subjected the concerns expressed by the public to an open examination. In teamwork with the affected municipalities, a local citizens group and the partner company, the planning of the wind farm was adapted in such a way that an acceptable solution for the citizens involved was achieved. However, in the course of the negotiations, evn naturkraft waived the realization of its windmills. Nonetheless, intensive dialogue with the local pressure groups meant that at least part of the wind farm scheme could be realised. In the meantime, the project is under completion, but without the participation of evn naturkraft, and should become operational in June 2006.

Number of visitors in the EVN Group visitor centres



25,000
22,500
20,000
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
2,157
4,711
4,067
4,882
4,144
6,453
1,455[1)]
3,592
11,160
7,500
4,872
9,623
5,500
4,848
11,412
99/00
00/01
01/02
02/03
03/04
04/05
AVN waste incineration plant[1)]
Ottenstein power station
Theiss power station
Visitors/y

1) January–September 2003 (the AVN plant was completed at the beginning of 2003)

Our customers

In the highly competitive energy market, a durable and positive relationship with satisfied customers is precisely the basis required for continued corporate success and, therefore, represents a top EVN priority. The EVN clientele is comprised by household, municipal and industrial customers, public facilities and other energy supply companies.

"EVN is always at your service"
EVN sees its responsibilities as not only including the provision of optimised technical economic solutions, but also the minimisation of any negative environmental impact in co-operation with customers. Therefore, EVN offers a wide range of consulting and other services, which promote an intelligent combination of economic and environmental objectives and contribute to the attainment of environmental and climate protection goals. In addition to an initial, free advisory meeting with EVN experts, these services consist mainly of the preparation of individual energy concepts, construction and energy engineering consulting, and advice in connection with environmental grants and boiler exchange promotions.

In general, the services can be summed up under the heading "demand-side management", in which the careful use of energy and the preparation of low-cost, efficient and environmentally compatible solutions predominate. The services offered by EVN consulting are in great demand by private households, commercial and industrial companies. A particularly important role is played by the co-operation with local authorities, for which EVN provides tailor-made services.


EVN
EVN
Die EVN ist immer für Sie da.
Und in 5 Sekunden auch da.
0800 / 800 100

In line with the claim, "Always at your service", EVN is a competent and reliable partner to its customers.

EVN consulting helps to save energy and thus achieve climate protection targets

Household energy services

- Free, initial energy advice
- Construction and energy engineering consulting
- Heat pumps
- Heat recovery ventilation
- Condensing gas furnace technology
- Solar energy-based water heating systems
- District heating from biomass
- Natural gas
- Ice storage cooling units
- Home loans
- Building renovation NEW
- Completion of air leakage measurements
- Thermography

Municipal energy services

- Energy contracting
- Lighting service
- Energy concepts

The EVN lighting service – a contribution to safety and the efficient use of resources

A special focal point of the 2004/05 financial year was formed by the topic of lighting in public places. One of the most important tasks of local government is the provision of sufficient lighting, which on the one hand, raises safety levels and on the other, is part of the design of local land- and townscapes.

The EVN range, which has been combined under the designation, "Lighting Service", extends from refurbishment and replacement, operational management and power supply, to servicing, maintenance and fault repair. In the course of these activities, the company works exclusively with local commercial enterprises within the framework of the Power Partner programme, thus securing value added and employment in the respective region involved.

One central aspect of the optimisation of public lighting is the energy question. As an environmentally conscious energy supplier, EVN places special emphasis on resource conservation and environmental protection. During the selection of the correct lighting system, the use of high-pressure sodium vapour lamps, which emit a yellow light, has been found to be ideal. These not only enhance contrast levels for the human eye and thus the general quality of vision, but with up to 100% higher light output and a life that is double as long as that of conventional lights, also furnish a marked reduction in energy consumption.

Through the optimisation of street lighting, EVN facilitates considerable energy savings and a simultaneous improvement in safety.








NÖ ENERGIEAUSWEIS Deckblatt

The energy certificate pinpoints both the energy consumption of a building and possible savings potential.

Energy certificates for residential buildings

For many years, in their advisory capacity, EVN's experts have assisted during the assessment of building energy requirements and the identification of possibilities for energy savings. Up to now, this service was mainly provided in connection with grants from the Lower Austrian government for new buildings and renovation projects. However, as a result of the switch to the EU building guideline, which is planned for Austria in January 2006, this service has now gained greatly in importance. The new regulation is targeted on the identification of a building's energy requirements and savings potential and clarification of these matters in the form of an energy certificate.

The energy certificate is comparable with car type certification and contains data concerning all the energy-related characteristics of the building, including insulation and the heating, hot water and ventilation systems. Among other uses, these values serve as a basis for the calculation of the so-called "overall energy efficiency" of the building. This key indicator is evidenced in the form of a "medal", which resembles the energy label on new household appliances, and is thus easily understandable even for non-experts.

According to the new directive, in future an energy certificate must be presented for every new building, or the sale of a house, as well as during all rental transactions. The intention is that along with the previous standard considerations such as materials, flooring, fixtures and fittings, purchase price and location, energy consumption will play an increasing role as a major assessment criterion. The aim of this new regulation is the early and comprehensive completion of energy saving measures and building methods.



Photo: Peter Schackl

Electricity origin and sale

Since October 2001, all Austrian power suppliers are subject to a statutory obligation to reveal the source of the electricity that they provide. The basis for this information is furnished by checks made by independent experts, who consider electricity delivery contracts and the in-company energy generation of the respective supplier. All EVN consumer invoices also carry such electricity certification. In the 2003/04 financial year, the electricity supplied to consumers by the EVN Group derived from the following sources:

EVN KG[1] primary energy mix


1.63%
2.50%
(0.92%)
22.08%
43.99%
28.89%
Hydropower
Coal
Natural gas
AVN waste incineration
Wind- and solar power
Solid or liquid biomass (0.60%)
Landfill and wastewater treatment plant off-gas (0.15%)
Biogas (0.16%)
Geothermal energy (0.01%)

[1] EVN Energievertrieb GmbH & Co KG, EVN KG for short, is a fully owned EVN subsidiary, which within the framework of the EnergieAllianz, is responsible for the sale of electricity and gas to end consumers.

EVN environmental services

For some years, the EVN Group has offered a portfolio of environmental services as a supplement to its energy supply activities. These services focus on the supply of drinking water, the treatment and disposal of wastewater and waste incineration.

As a response to the significance of this area and its growth, at the beginning of the 2005/06 financial year, the water and waste business areas were combined to form the environment strategic business unit.

Sustainable water management

If the Brundtland definition is applied to sustainable development in the water industry, water resources may only be used to an extent, which ensures that water (oceans, seas, rivers, lakes, ground water) will be available to future generations in quantities and quality equal to those of today. However, at present the world's reserves of drinking water are shrinking. The growth in global population is linked to increasing water demand and in countries with strong economic growth, rising agricultural and industrial production also leads to higher water consumption. At the same time, in international terms, water quality is deteriorating, primarily as a consequence of human influences. The most important factors in water quality are acidification, salinisation and eutrophisation (excessive use of fertilisers), as well as the impact of organic and inorganic trace elements.

According to estimates, at present around 1.1–1.2 bn people, or one-sixth of the world's population, have no access to quality drinking water. Nonetheless, unlike oil or metals, water is only traded in regional markets and therefore, water savings in countries with high precipitation levels and effective infrastructures are of no benefit to regions suffering from shortages. These can only be helped by local investments, for which, according to the World Bank, a sum of USD 60 bn would be required annually.

inhabitants

The 70 treatment plants already built by WTE deal with over 1 bn m³ of wastewater annually. This important daily disposal task for approximately 10 m people in eleven European countries takes place in state-of-the-art plants, which make a major contribution to reduced environmental impact.

Via its subsidiaries, evn wasser and WTE Wassertechnik, EVN is active in both the drinking water supply area in Lower Austria and in European drinking water and wastewater business. In Lower Austria, evn wasser furnishes a water supply that is both reliable and protective of resources, while at international level, the WTE Group serves as a partner to cities, towns, districts and industry, planning, building, financing and operating waste- and drinking water plants.

Especially in EU competition, it has been demonstrated that the greatest optimisation potential from an ecological and economic standpoint derives from innovative organisational models. Therefore, WTE seeks to operate projects that cross political boundaries at both local and national level. In this way, overheads, which constitute a major factor in the assessment of a wastewater project, can be kept to a minimum.

Average pipeline losses in an international comparison


30
25
20
15
10
5
0
27
13.5
9
8

Pipeline losses in %
- Italy
- Switzerland
- Austria
- Germany

Source: Federal Ministry of Agricultural and Forestry, Environment and Water Management

evn wasser – drinking water supply and wastewater disposal in Lower Austria
In order to be able to supply customers in Lower Austria with high-quality drinking water at all times and in sufficient volumes, evn wasser is constantly investing in the modernisation and enlargement of its supply systems. In the 2004/05 financial year, company investment totalled around EUR 4.23 m, 70% of which was spent on expansion to the drinking water and wastewater piping network. As a result of this ongoing investment in network standards, evn wasser showed low, overland line losses of just 2.13% in the 2004/05 financial year.


of wastewater
70
treatment plants

Tapping of new water reserves

In order to secure the supply of its customers, evn wasser constantly endeavours to enlarge its water reserves and to tap into additional sources. At the same time, the company makes every effort to link existing water supply plants, in order to cover future increases in demand. Thus, evn wasser recognises its responsibility for the long-term maintenance and opening up of high-quality, domestic water reserves and therefore plays a role in the Lower Austrian water cycle, which is of similar importance to that occupied in the field of wastewater plant construction and operation.

One important project with regard to security of supply is the planned construction of a well field in Mollersdorf, a borough of the town of Tulln. Initial pumping tests have shown that a flow of around 250 l/s can be expected from four wells. In addition, evn wasser plans to build an approximately 30 km link between the new well field in Tulln and that in Bisamberg. This will mean that the entire well fields to the north of the Danube and the southerly Tulln field will be networked and operated in an optimum manner. Furthermore, should a well be out of action, water can be supplied from the other sources.



The first evn wasser wastewater treatment plant has been in operation at Blumau in the Waldviertel since April 2005. It is designed for around 600 p.e. and cleans the wastewater from 115 households in the boroughs of Blumau and Oedt using six bioreactors. The sewage sludge is dewatered in a special filter bag plant, dried and then disposed of as legally prescribed. During the opening, employees demonstrated the purity of the treated water.

evn wasser facts & figures						
		2004/05	2003/04	2002/03	2001/02	2000/01
Drinking water						
Transport and distribution pipelines	km	1,490	1,450	1,410	1,390	1,370
Persons supplied	Number	470,000	468,000	467,500	462,000	460,000
Drinking water volumes sourced	m³	24,776,000	24,629,000	26,951,000	24,573,000	23,920,000
Pipeline system losses	%	2.13	3.59	3.69	2.92	3.04
		Blumau[1]	WISAK[2]	Total		
Wastewater 2005						
Pollutant freight inflow						
CSB[3]	kg/y	2,413.00	348,940.00	351,353.00		
BSB_5[4]	kg/y	2,585.00	191,260.00	193,845.00		
N_{total}[5]	kg/y	–	–	–		
P_{total}[6]	kg/y	104.70	4,927.50	5,032.20		
Pollutant freight outflow						
CSB[3]	kg/y	88.20	9,745.50	9,833.70		
BSB_5[4]	kg/y	42.40	1,408.90	1,451.30		
N_{total}[5]	kg/y	–	2,098.75	2,098.75		
P_{total}[6]	kg/y	19.51	171.55	191.06		
Cleaning performance						
CSB[3]	%	96	97	–		
BSB_5[4]	%	98	99	–		
N_{total}[5]	%	–	94	–		
P_{total}[6]	%	81	97	–		

1) CSB from August – October 2005; BSB_5 und P_{total} from March – October 2005 (at present, phosphate precipitation only occurs in the optimisation phase).
2) Unter-Tullnerbach treatment plant of the Wiental-Sammelkanal GmbH. Values were extrapolated on the basis of the expertise required for the prescribed annual wastewater audit.
3) Chemical oxygen requirement.
4) Biochemical oxygen requirement.
5) Total nitrogen.
6) Total phosphorus.

WTE Group – clean drinking water and wastewater treatment for Central and Eastern Europe

WTE is a leading European supplier of services in the area of drinking water and wastewater treatment. The company plans, builds, finances and operates municipal and industrial water and wastewater installations and has established itself as partner to local government and industry. WTE is currently active in Austria and ten other CEE countries and has already completed 70 wastewater plants for around 10 million people. WTE is also responsible for the management of 23 of these plants, which is otherwise transferred to the customer.

Quality management with ISO 9001 accreditation

WTE underlined its high standards at an early stage through the implementation of a company-wide quality management system (QMS), which secures transparent and manageable structures and procedures, uniform high performance and targeted know-how exchange within the Group. The QMS has also been ISO 9001 accredited since 1996.

Successful projects

During the past financial year, the WTE Group made decisive progress with the construction of a drinking water supply plant for the city of Moscow, as well as the start of the second expansion phase of the central wastewater treatment plant of the city of Zagreb in Croatia, which is being completed in a joint venture. The modification and enlargement of the central wastewater treatment plant in Vienna with WTE in the role of the general planner was also concluded and the city now possesses one of the most modern facilities in Europe.



The first expansion phase of the central wastewater treatment plant in Zagreb, involving mechanical cleaning, went into operation in April 2004.

Significant advances were also achieved with regard to a series of further projects at international level:

- **Integrated wastewater system in Laško**

  WTE has developed an especially innovative wastewater disposal system for the municipality of Laško in Slovenia. The particular challenge relating to this project derived from the integration of a local brewery into the wastewater system. Accordingly, apart from the construction and subsequent operation of a central wastewater treatment plant, WTE also completed a special preparation plant, in order to largely clean the brewery wastewater of organic impurities on the spot by means of anaerobic pre-treatment. As a result, not only is the organic freight in the wastewater from the brewery reduced to a minimum, but in addition, the biogas from pre-treatment is recycled for energetic purposes during the brewing process. This plant is currently undergoing test operation.



The innovative wastewater disposal system for the Slovenian municipality of Laško was put into operation in 2005.

- **Wastewater treatment plant with drying system for Szczecin-Zdroje**

  During the 2004/05 financial year, WTE was awarded a contract for the construction of a turnkey wastewater treatment plant in the western half of the Polish city of Szczecin (Stettin). The special feature of this project is formed by integrated, multi-phase sludge treatment, which extends to drying and incineration. As a result, the sewage sludge derived from biological wastewater treatment will be disposed of in its entirety and only a minimal quantity of ash residues will require landfill dumping. Following the completion of this wastewater treatment plant, the city of Szczecin will possess a closed wastewater treatment cycle.

- **Numerous, additional international orders**

In 2004/05, WTE also made considerable progress with a water-wastewater project in Windeck, North Rhine-Westphalia, Germany. This project involves the reconstruction of four treatment plants, as well as the relaying of around 140 km of sewers and drinking water piping.

The new contracts received during the year involve the completion and turnkey handover of plants and partly include operational management following order completion. For example, in Poland WTE has received three more orders for EU-sponsored projects with a total value of around EUR 32 m, which apart from the Szczecin-Zdroje contract, include wastewater plants in Bolesławiec and Orzegów. In Estonia, WTE won an order involving investment of EUR 25 m for a turnkey wastewater treatment plant, including sewerage and a pumping station, for the town of Kohtla-Järve.

At the beginning of the new 2005/06 financial year, a further order was received from Lithuania for the completion of a wastewater plant for the town of Kaunas. In addition, WTE captured an order from the Cypriot capital of Nicosia for the construction and operative management of a wastewater plant.

Additional information concerning WTE activities is available under **www.wte.at.**

WTE facts & figures 2004[1]

		Austria	Germany	Slovenia	Russia	Croatia[2]	Total
Wastewater treatment plants							
Population equiv.	Number	113,167	318,603	6,355	650,000	1,000,000	2,088,125
Wastewater	m^3	4,823,137	12,677,869	318,448	68,065,159	97,285,658	183,170,272
Sewage sludge	t_{DS}/y	700.94	3,543.68	9.04	5,542	–	9,759.96

		Austria	Germany	Slovenia	Russia[3]	Croatia[2]
Sewage sludge recycling						
Agriculture	%	1	59	–	–	–
Composting	%	11	14	–	–	–
Incineration	%	87	22	–	–	–
Landfill	%	–	–	100	–	–
Recultivation	%	–	5	–	–	–

		Austria	Germany	Slovenia	Russia	Croatia[2]
Pollutant freight by country						
Outflow						
Tso[4]	kg/y	12,887.58	–	–	–	–
CSB[5]	kg/y	82,201.64	494,607.26	7,326.75	1,239,467.94	41,370,283.70
BSB_5[6]	kg/y	12,846.45	112,867.15	1,141.72	75,549.76	16,575,857.90
N_{total}[7]	kg/y	12,255.40	13,403.91	3,169.19	8,826.96	1,238,114.60
P_{total}[8]	kg/y	1,352.02	13,619.29	362.25	68,334.57	1,024,817.80

		Tso[4]	CSB[5]	BSB_5[6]	N_{total}[7]	P_{total}[8]	Average
Cleaning capacity							
Austria	%	98	96	99	92	95	96
Germany	%	–	95	98	98	88	95
Croatia[9]	%	–	0	0	0	0	0
Russia	%	–	94	99	99	89	95
Slovenia	%	–	95	98	76	85	88

1) All the data provided relates to the 2004 calendar year.
2) Exclusively mechanical cleaning, therefore no residual sludge at present.
3) Disposal is completed by the customer Mosvodo Kanal.
4) Solids.
5) Chemical oxygen requirement.
6) Biochemical oxygen requirement.
7) Total nitrogen.
8) Total phosphorus.
9) The mechanical cleaning stage was completed in 2004.

Waste incineration

The waste incineration segment is steadily becoming an important element in EVN's business portfolio. The starting-point for EVN activities in this area is formed by the close connection between thermal electricity generation and waste incineration. As the AVN parent company, EVN Umweltholding provides the planning, construction and operation of waste incineration plants throughout Europe, in combination with energy recycling from waste and the necessary transport logistics. In line with the "Waste-to-Energy" concept, it is AVN's objective to subject waste to optimum treatment and recycling in both an ecological and economic sense.

- **Waste incineration Zwentendorf/Dürnrohr**

  The waste incineration plant built by AVN in Zwentendorf/Dürnrohr is not only regarded as one of the largest and most modern of its type in Austria, but also serves EVN as a reference model for all future projects in the waste utilisation area. The plant, which has been in full-scale operation since January 2004, handles the residual household and bulk waste from virtually all the municipalities in Lower Austria, as well as commercial and industrial waste from private collection companies. The plant has an annual capacity in excess of 300,000 t.

  The plant concept demonstrates two special features, which from the outset, created lively interest among both national and international visitors. The use of all the energy contained in the waste by means of an innovative, integrated energy system with the neighbouring power station, is globally unique and serves to considerably reduce emissions. Equally unusual is the innovative logistics concept, which facilitates both the delivery of 90% of the waste in special containers and the removal of all residues by rail.

  Following an extensive audit by TÜV Bavaria in the summer of 2005, the Zwentendorf/Dürnrohr waste incineration plant also possesses accreditation as a specialist disposal operation in accordance with the requirements of the Austrian Association of Specialist Waste Management Companies (VEFB).

90% of the waste handled in Dürnrohr is delivered by train in special containers.







From 2007 onwards, the Moscow waste incineration plant, which is currently under construction, will deal with 360,000 t of domestic waste every year.

- **Completion of a new waste incineration plant in Moscow**

EVN has been able to capture an interesting follow-up project for its "Waste-to-Energy" know-how with a large order from Moscow. After winning an international tendering process, the company was awarded a contract for the construction and operational management of a waste incineration plant for the Russian capital. The capacity of the plant, which will be the most modern of the three facilities in Moscow, was originally set at 330,000 t, but in the meantime, has been raised to 360,000 t. Consequently, the plant will deal with around one-sixth of the approximately 2.1 m tonnes of household waste, which accumulate in Moscow in a year.

The plant is due to go into operation in the summer of 2007 on the site of an existing, outdated plant, construction work having commenced on schedule at the beginning of 2005. The steam produced in the Moscow plant will also be used for electricity generation in a newly installed turbine, as well as being fed into the public district heating network as heat energy. Thus, the overall design of the plant will result in a considerable reduction in environmental impact. EVN will operate the plant up to 2019, when it will become the property of the city of Moscow.

More information concerning AVN activities is available under **www.avn.at.**

AVN facts & figures 2004/05		
Atmospheric emissions		
Dust	g/t waste	1.7
CO	g/t waste	55
CO_2	kg/t waste	802
NO_x	g/t waste	185
SO_2	g/t waste	31
HCl[1]	g/t waste	0.06
C_{total}	g/t waste	3.3
Hg[2]	g/t waste	0.01
Energy balance		
Input		
Waste	t	324,961
Natural gas (ancillary firing)	m^3	877,980
Output		
Waste	t	107,112
thereof hazardous	t	10,986
thereof non-hazardous	t	96,126
Supplies of steam to the Dürnrohr power station	t	947,732

[1] Hydrogen chloride (HCl)
[2] Mercury (Hg)

Investments in the future – R&D

EVN concentrates its research activities on the power generation sector, with the aim of launching new technologies for efficient energy conversion and application within its own area. The emphasis is on further increases in efficiency and emission reductions at all production plants. In the course of its R&D activities, the company undertakes research in co-operation with engineering colleges, advanced technical colleges and universities of technology.

Civitas Nova – electricity generated from biomass

During the period under review, EVN pushed ahead with the research project in the new Wiener Neustadt suburb of "Civitas Nova". This project involves electricity generation using biomass as an energy source and has already been reported upon in previous Sustainability Reports. Together with partners from universities and the plant building industry, an innovative pilot plant has been built with the purpose of using forestry chippings to generate wood gas, which is then utilised in a gas engine for electricity production.

In 2004/05, the plant continued its trial runs. In conjunction with basic scientific research, the operational experience gathered thus far has led to significant technological advances. Nonetheless, up to now, the project has not attained industrial maturity, with the result that the plant continues to be used exclusively as a demonstration model for technical and scientific purposes.

In addition, EVN employs biomass for conventional electricity generation. Indeed, two new biomass-fired, combined heat and power plants, which use the conventional water-steam cycle, are currently undergoing completion in Mödling and Baden.

FENCO – European research alliance for emission reductions

Europe's energy industry is facing the challenge of increasing its power generation capacity, while at the same time reducing its greenhouse gas emissions. One possibility for solving this conundrum is the development of technologies, which permit the use of fossil fuels in power stations with low or no emissions. In order to co-ordinate efforts in this field, with the support of ten other European countries, Austria, Germany and the UK have founded the Fossil Energy Coalition (FENCO).

The foundation of FENCO, an ERA-NET project funded by the European Commission, is to be seen as a preparatory step towards the creation of a European initiative for CO_2-free electricity generation using fossil fuels. In concrete terms, FENCO has the task of assessing and networking all national and European research programmes in this area. As a result, all the possible synergies between individual programmes and areas should be revealed and topics pinpointed, which in future could be the object of joint research activities.

Austrian Fenco Initiative and the Austrian Fossil Fuel Fund as an Austrian contribution

In Austria, the plant building industry and electricity producers have created an appropriate platform in the form of the Austrian Fenco Initiative (AFI), in which EVN is playing an active role. The aim of this initiative is to prepare a new research concept. As a registered association, the AFI task force not only includes EVN, but also Alstom, Energie AG, Linz Strom, Siemens, the Austrian Association of Electricity Companies (VEÖ), Verbund-ATP and Wienstrom. Research activities are financed by the Austrian Fossil Fuel Fund (AFFF), a research and development fund that has been earmarked for plants fired with low-emission fossil fuels. With this fund, which was initiated by EVN and AFI, Austria has formed the national sponsoring reserve required for participation in ERA-NET projects.

Within the scope of FENCO, the AFI has received the initial assignment of preparing and communicating the role of fossil fuels in the energy supply of the enlarged EU, as well as their importance to security of supply and price, added value and environmental protection. Here, it is evident that in the foreseeable future, the use of fossil energy sources is indispensable, not only for energy supply, but also the steel industry and other energy-intensive branches in Europe. For example, around 30% of the electricity generated in the EU-15 currently derives from fossil fuels, while among the new EU states, which joined in 2004, roughly half of electricity generation is coal-based and fossil fuels account for 60% of total power generation. These figures show the importance of the task of the AFI and FENCO, involving active participation in the shaping of the EU's energy future and the exertion of a positive influence through the most efficient and low-emission use of primary energy.

175.5

+29

227.4 MW

of generating capacity on the basis of renewable energy

If at the end of 1994/95, EVN generated around 175.5 MW of electricity on the basis of renewable primary energy, by the end of October 2005, this figure had risen by a third. Today, EVN supplies some 250,000 households with eco-electricity.

Responsibility leads the way.

Supplier relations

As a company, which is under the majority ownership of the Lower Austrian government, EVN is subject to both Lower Austrian tender legislation and the 2002 Austrian federal law on tendering. Accordingly, its sourcing should take questions of sustainability into the greatest possible account. As a rule, contracts are allocated to authorised, efficient and reliable companies at reasonable prices in accordance with the basic provisions of EU legislation, the principles of free and fair competition and equal treatment of all applicants and tenderers.

In addition, the work safety and environmental aspects of services and supplies are also considered during the tender allocation process. In particular, this occurs through the determination of the technical specifications, or the establishment of definitive award criteria with an ecological connection.

Resource conservation through selective sourcing

In order to assess the environmental impact of the materials required by EVN, over the years catalogues of both technical and ecological factors, as well as minimum requirements and exclusion criteria have been established and applied with regard to a number of product groups, e.g. paints, washing and cleaning agents, copy paper and devices, plastic gas pipes, de-icing agents and office articles.

Auditing of external suppliers

In order to extend EVN's high standards with regard to employee health and safety, fire and environmental protection to partner companies, since the beginning of 2004, adherence to the appropriate quality and safety criteria is the object of checks at a variety of suppliers. In the meantime, over 900 service orders from a diversity of external companies have been appropriately assessed.

In the course of these audits, EVN ascertained order completion deficiencies in around 20% of cases. The majority of these problems were rapidly corrected and only a fraction (approx. 3%) consumed rather more time. This auditing resulted in a sharpening of the awareness among suppliers with regard to work safety and quality of performance.

Biological alternative for the cleaning of heat exchangers and boilers

During the period under review, EVN successfully tested a new system for the removal of boiler scale. Depending on water quality, in the course of time, deposits on the heating surfaces in hot water systems can cause a dramatic deterioration in heat transmission and thus in the efficiency of the system as a whole. For both economic and ecological reasons, this inefficiency, which for EVN as the operator of over 900 local heating plants represents a frequent problem, should be removed quickly and for as long as possible.



A heat exchanger before and after cleaning with the environment-friendly system recently introduced by EVN.

Conventional decalcifying methods function on the basis of extremely caustic and aggressive acids, which are frequently used to remove deposits with a thickness of several millimetres. However, the handling of such substances is problematic and demands adherence to the appropriate safety measures.

In the interest of the protection of both the environment and employees, alternatives were sought and eventually found in the shape of a bio-technological process. The basis of this process is provided by whey, which is a by-product of cheesemaking and is fermented by means of microorganisms. This provides excellent cleaning performance without the disadvantages of standard products. Following the successful completion of a test phase, this new method is to be employed throughout the Group.

Ecology

A responsible approach towards the environment and natural resources

One central corporate goal of the EVN Group is the minimisation of the environmental impact of its activities. In this regard, the company goes far further than merely adhering to international and national environmental protection regulations and endeavours to continually improve its environmental performance. In general, this takes place in the course of weighing up with the economic objectives. Climatic protection plays a major role in this regard, not least against the background of CO_2-emission trading in the EU.

At a very early stage, EVN also established a comprehensive environmental management system, in order to accommodate environmental protection factors in all its managerial decisions. This is now being gradually developed into an integrated management structure.

In its core business area, EVN has also undertaken numerous environmental initiatives, which include the use of renewable energy sources for the generation of electricity and heat, as well as systematic increases in efficiency at its thermal power stations.

Integrated management system and accreditation

As a result of the integration of environmental protection as a Group function at the highest management level, over the years EVN has initiated major impulses in the environmental protection area. These included the implementation of environmental management systems according to ISO 14001 and EMAS, the refurbishing of the Theiss power station with the latest environmental technology, the construction of numerous biomass-fuelled district heating plants, diverse initiatives in the area of alternative energies and participation in climate conferences, etc.

In 1995, Theiss became the first thermal power station in Central Europe to receive ISO 14001 accreditation. It was followed in 1996 by the Dürnrohr power station and during 1998 and 1999, by all of EVN's district heating plants. These included the first biomass-fired, district heating plants in Austria to have an accredited environmental management system.

In the meantime, the four accredited EVN locations and location groups have been adapted to the ever-stricter requirements of the new EMAS II regulations.

Ongoing improvements – transition to an integrated management system

The continuous improvement process demanded by EMAS and ISO 14001 represents both the nucleus of, and the guarantee for, the ongoing optimisation of EVN's environmental protection performance.

The existing EVN environmental management system offers an excellent platform for this purpose. However, in order to be equipped for the mastery of future challenges, including those relating to sustainability questions, EVN is currently working on the further development of the environmental management system in the direction of an integrated management system (IMS).

Ten years of active, environmental management experience have shown that existing systems must be concentrated and simplified, in order that they can continue to fulfil their function in an optimum manner. Accordingly, at present they are undergoing modernisation and adaptation. At the same time, in line with optimisation and standardisation, other important areas such as sustainability, economic viability, safety and fire protection have been integrated to form a complete system.

As a result, a gradual transition from the existing system to an integrated management system is taking place, which is aimed at achieving a number of positive effects:

- Use of structured procedures and environmental management documentation in other areas (general operations and in particular employee and fire protection, etc.).
- Improved integration of environmental protection into existing structures.
- Elimination or avoidance of overlaps.
- Use of the continuous improvement cycle for other areas, particularly with regard to operational optimisation.
- Improved definition of functions and responsibilities, as well as simplified controls.

Within the framework of this transformation, up to now a continuous improvement process has been installed in the power stations with a suggestions system for all topic areas. At the same time, the functions and responsibilities at the power stations have been redefined.

Information concerning the environmental statements for the EMAS locations can be obtained under **umweltcontrolling@evn.at.**

Major audits at the Theiss power station and all EVN district heating plants
January 2005 saw the prescribed regular, triennial re-accreditations (so-called major audits) at the Theiss thermal power station and in the East and West heating groups. For two days, external auditors checked if the requirements of the environmental management system were being met at these locations and implemented during day-to-day working. In addition, the Dürnrohr power station was subjected to the mandatory annual monitoring audit.

The generally positive result of these audits confirmed the realisation of the environmental management system at all plants. Nonetheless, potential for improvement was identified in some areas. The main deficiencies pinpointed by the auditing team were corrected within the given deadline of six months with the result that accreditation according to EMAS and ISO 14001 continues to be secured.


EVN

Messrs Maurer, Messner, Reindl and Aumüller (from l. to r.) are pleased with the certificates for the successful environmental audits at the East and West heating groups and the Theiss power station.

Accreditation of new heating plants pursuant to EMAS and ISO 14001
As a result of the dynamic expansion of heating business, both EVN district heating plant groups have been constantly enlarged with new capacity. These additional plants have been steadily integrated into the existing environmental management system and subsequently subjected to an accreditation process. If during initial accreditation according to EMAS and ISO 14001 in 1999, a total of 19 plants were affected, the two location groups now include 30 heating plants. All the remaining plants are to be incorporated into the scope of the next external audit, which is planned for the beginning of 2006.

The accreditation of the refurbished Korneuburg thermal power station according to EMAS and ISO 14001 was not concluded in the period under review as scheduled. Although preparations, including legal compliance checks, were already commenced in the second half of 2004, in view of the imminent introduction of the new and simplified integrated management system, the external accreditation foreseen for the autumn of 2005 was postponed until 2006.

Accreditation of EVN plants


2005
2004/05: start of implementation of an integrated management system at the Korneuburg power station.
2004
2003
March 2003: entry of the Dürnrohr power station according to EMAS II.
December 2002: entry of the Theiss power station according to EMAS II.
2002
December 2002: initial entry of the Heating Plant Group West according to EMAS II.
November 2002: initial entry of the Heating Plant Group East according to EMAS II.
2001
2000
September 1999: initial entry of the Mödling district heating power plant.
1999
September 1999: certification of the Heating Plant Group East.
February 1999: certification of the Heating Plant Group West.
1998
April 1998: certification of the Mödling, Baden and Wiener Neustadt district heating (power) plants.
1997
February 1997: initial entry of the Dürnrohr power station.
1996
October 1996: certification of the Dürnrohr power station.
May 1996: initial entry of the Theiss power station.
1995
November 1995: certification of the Theiss power station.


EVN
The electronic file and official order management system greatly simplifies administrative activities.

Legal compliance focal point – electronic management of official orders
At present, the focal point of further optimisation is on the reduction of administrative activities. The flood of official orders in all business areas, innumerable statutory and order stipulations, as well as agreements derived from contracts, led to a decision by EVN to develop an electronic file and official notice management system in co-operation with an external partner. The software tool, which has been specifically designed to match conditions at EVN, guarantees maximum security by means of documentation, the clear allocation of responsibilities and an automatic prompt function, which gives the respective responsible person a timely reminder to complete the required action. This eases the employee workload, while simultaneously ensuring smooth and safe plant operation.

During the past financial year, all the data from existing contracts and official notices with regard to the EMAS audited locations of the East and West district heating plant groups and the Theiss thermal power station was integrated into the official order management system. In addition, in a recent development, all approval procedures in connection with medium and low voltage lines are now stored, processed and administered as electronic files. Moreover, submissions to the Lower Austrian government for statutory approval with regard to electricity matters and the resultant official orders are also dealt with in purely electronic form. Subsequently, other areas, as well as EVN's subsidiaries, are to be integrated into the system.

Environmental programme 2004 – successful implementation

Last year's EVN Sustainability Report presented a number of highlights from the current environmental programme. Many of these projects were subsequently completed as scheduled during the past financial year.

Two examples:

- **Gedersdorf district heating plant: optimisation of the biomass firing system through ash recycling**

  Measure. The integration of an ash recycling system into the biomass-fired boiler, meant that several improvements could be carried out simultaneously.

  Implementation. Through the recycling of ash from the cyclone and the electrofilter for repeat incineration in the fire box, the fuel, comprised of veneer laminates from the production of a local sawmill mixed with forestry chippings, can be burnt in its entirety. No unburned residues remain and the ash containers only collect fully incinerated ash, which greatly reduces the danger of fire outside the boiler. The integration of ash incineration was coupled with the optimisation of the incineration process in the boiler. As a result of slower incineration and the complete burn-out of the fuel, equal performance is achieved with less primary energy. Following the implementation of these measures in the late summer of 2005, intervening operations have shown that the planned targets have been achieved. The emissions of dust, NO_X and CO from the modified biomass-fired boiler are well below the prescribed levels. The ash recycling system cost EUR 30,000.

- **Theiss power station: optimisation of start-up and shut-down operations by means of unit control technology upgrading**

  Measure. Enhancement of overall plant efficiency through adjustments to unit control technology.

  Implementation. When starting up the combined cycle plant (Unit B and gas turbine), the steam system is now actuated before the gas turbine, with the result that following the start, the plant can be immediately operated via the boiler. As a result, 4,300 m^3 of natural gas, which corresponds to emissions of 8.6 t of CO_2, can be saved during each start-up. Similar potential for economies is also created during plant shutdown. In the past, a switch had to be made to solo operation, but now the gas turbine can be simply slowed and the boiler shut off at the same time. This saves 18 t CO_2 per shutdown. Calculated on the basis of the starts and shutdowns in the 2004/05 financial year, a total of 1,120 t of CO_2 and fuel costs of EUR 84,500 could be saved.

  The total of 13,300 m^3 surpassed the planned target for natural gas savings of 10,000 m^3 per start and shutdown. In addition, the start-up and shutdown procedures have been standardised, thus facilitating the planning of energy provisions. Net plant efficiency in every load segment has thus been raised by approximately 0.3% and all gaseous emissions cut by around 0.3%. With yearly natural gas consumption of some 272 m m^3 (financial year 2004/05), this represents a fuel saving of 816,000 m^3.

Efficiency improvement at the Theiss power station



Net efficiency in %
52
51
50
49
48
47
46
45
44
43
42
Net output in MW
300
350
400
450
500
New efficiency level
Old efficiency level

Optimisation of start-up and shut-down operations at the Theiss power station has provided an increase of approx. 0.3% in the net efficiency of the plant in all load areas.

Highlights of the EVN environmental programme 2005/06

Improvement	Date
Reduction of water losses from the district heating network of the **Mödling district heating plant** (especially condensate from the north steam cycle) by approx. 6,000 m³/a and thus of the correlated losses of heating energy by approx. 600 MWh/a, through the retrofitting of a strongly acid cationic exchanger for condensate cleaning. This allows the use of all the backflow water in the network as feed water for steam generation, which up to now was not possible with the water derived from the north steam cycle.	Autumn 2005
Minimisation of starts and faults and the related prevention of start-up emissions in transitional operation through the installation of thermostats and the appropriate programming of the control technology in the **Neunkirchen** and **Ternitz cogeneration plants.**	Autumn 2005
Reduction in dust emissions from the de-ashing systems at **further biomass plants** by approx. 90% through partial primary air extraction from the ash ducts.	Civitas Nova, Krumbach, Bad Schönau, Bad Vöslau already modified, alterations at other plants planned in 2006
Maintenance of efficiency and availability levels at the **Mank district heating plant** through the optimisation of the firing of biomass boiler 2 by means of the fireclay refractory lining of the domed roof and the central wall in one operation.	Spring 2006
Avoidance at all **biomass plants** of the considerable water losses via the emergency cooling system due to false releases, by means of the retrofitting of cooling water meters in the lines and integration into the defect registration systems.	End of December 2005
Reduction in defects and downtimes, improved availability and monitoring of fuel consumption in Unit A of the **Theiss power station** due to modifications to the operating and surveillance systems.	Long-term project, likely completion at the end of 2007 (currently 25% finished)
Increased availability, reduced fire hazard and improved surveillance of the two older M1 and M4 gas turbines at the **Theiss power station** by means of the substitution of the electrical and control technology systems.	Project start at the beginning of October 2005, realisation for M4 in autumn 2006/for M1 in spring 2007

Electricity and heat generation

The EVN elctricity and heating generation plants


Waidhofen/ Thaya
Harbach
Allentsteig
Japons
Horn
Eggenburg
Zwettl
Neusiedl/ Zaya
Mistelbach
Gföhl
Gedersdorf
Krems
Theiss
Mühldorf
Korneuburg
Gänserndorf
Dürnrohr
Tulln
Klosterneuburg
Tullnerbach
Lassee
Neulengbach
St. Pölten
Pyhra
Hainburg
St. Valentin
Mauer
Ybbs
Mank
Rothenau
Eschenau
Wilhelms-
burg
Mödling
Wr. Neudorf
Göttlesbrunn
Prellen-
kirchen
Tribuswinkel
Bruck/Leitha
Baden
Bad Vöslau
Waidhofen/ Ybbs
St. Veit/ Gölsen
Pottenstein
Civ. Nova
Pottendorf
Wiener Neustadt
Neunkirchen
Ternitz
Schwarzau/Steinfeld
Neunkirchen
Wartmannstetten
Schottwien
Thomasberg
Krumbach
Bad Schönau
Biomass plant
(incl. plants under construction)
Run-of-river power plant
(small-scale hydropower plant)
Storage power station
Wind farm
Thermal power station
District heating (power) plant

Generation plants/generation mix

In the **electricity generation** area, the EVN Group disposes over total generation capacity of around 1,580 MW, which derives from its own power stations and sourcing rights at hydropower plants. This serves the optimisation of EVN power sourcing, while simultaneously guaranteeing security of supply. Apart from three thermal power stations in Dürnrohr (coal/gas), Theiss (gas) and Korneuburg (gas), via its eco-power subsidiary evn naturkraft, EVN operates five storage power stations, 62 small-scale hydropower plants and four wind farms. EVN also sources its own electricity from the Danube power stations of Melk, Greifenstein and Freudenau on the basis of purchasing rights.

In the 2004/05 financial year, EVN produced a total of 4,484 GWh of electricity. As a result of the ongoing enlargement of hydropower and biomass-fired heating plants and the addition of new capacity and expansion in the area of wind power, the EVN Group continues to rely to the greatest possible extent on the use of environment-friendly, renewable energy sources. In the medium-term, these should provide 30–35% of EVN power generation in Austria.

EVN electricity generation 2004/05 by primary energy sources


3.7%
17.9%
1.4%
2.7%
40.4%
33.9%
Hydropower
Wind power
Other renewable energies
Coal
Gas
Other (waste incineration)

EVN power generation capacity[1]	MW
Thermal power[2]	1,353
Hydropower	183
Wind power	44
Total	**1,580**

[1] As at October 31, 2005.
[2] Including cogeneration and combined heat and power plants.


+25%
=60%
biomass share of district heating generation
35% of the district heating supplied by EVN already stems from biomass, a renewable source of primary energy. However, following the completion of the two biomass-fired district heating plants in Mödling and Baden in 2006, this figure will rise to a remarkable 60%.

EVN **heating generation** takes place in the Group's own district heating plants and local heating and cogeneration facilities, and is largely based on natural gas as a primary energy source. In addition, waste heat is bled from the Group's thermal power stations. Since 1993, EVN has used biomass to an increasing extent for heat generation and with 39 plants, the company is currently the largest producer of heat from biomass in Austria.

Specific emission trend

The comprehensive EVN services portfolio naturally leads to a diverse range of influences on the environment, although these are kept to an absolute minimum. The main factors with regard to environmental impact are:

- The type and quality of the fuels employed.
- The type of plant used.
- Plant efficiency.

The most significant effects on the environment derived from the operation of combustion plants relate to pollutant atmospheric emissions. Differing plant use also partially results in major fluctuations in yearly emission volumes. However, a study of specific plant emissions can nevertheless provide an evaluation of their environmental performance irrespective of the operational period.

Specific emissions from EVN's thermal electricity and heating plants[1)]



0.6
0.5
0.4
0.3
0.2
0.1
0
0.470
0.289
0.167
0.045
0.025
0.444
0.288
0.090
0.052
0.020
0.508
0.348
0.107
0.039
0.021
0.517
0.338
0.123
0.046
0.023
0.516
0.392
0.129
0.044
0.047
0.482
0.396
0.101
0.038
0.034
1999/00
2000/01
2001/02
2002/03
2003/04
2004/05
1) Yearly average
CO_2
CO
NO_X
SO_2
Dust
kg/MWh
(CO_2 in t/MWh)

As shown in the preceding diagram, most of the specific pollutant emissions were reduced during the period under review. Only NO_X emissions remained virtually at the level of the previous year.

A major factor in this positive development was a reduction in the use of the coal-fired Dürnrohr power station in favour of the gas-fired Theiss and Korneuburg power stations. In particular, the Korneuburg power station was utilised to a far greater extent during the past year. The extended operation periods of these plants, which have a higher efficiency level, also led to an improvement in the overall efficiency of EVN production and a simultaneous cut in specific emissions.

An increase in the separating capacity of the flue gas cleaning installation at the Dürnrohr power station also resulted in a further fall in specific SO_2 and dust emissions. In the case of specific CO emissions, a reduction was achieved by improvements to the M5 gas turbine at the Theiss power station. These consisted of the optimisation of turbine start-up and shut-down, during which high CO emissions are caused in the course of unstable operation.

Renewable energy sources

The traditional focus of EVN power generation using renewable fuels is hydropower. The share of hydroelectric power in total EVN energy production (including the rights to source electricity from three Danube power stations) varies between 18% and 29%. During the period unter review this share amounted to around 18%. In recent years, EVN has also invested considerably in wind power. In the heating area, EVN is increasingly using biomass as a renewable source of primary energy.

Numerous new plants on the basis of eco-electricity funding

The EU directive relating to the financing of electricity generation from renewable energy sources and national implementation in the form of the Austrian Eco-Electricity Act obliges Austria to increase its share of power generation from renewable energy sources from 70% to 78% by the year 2010.

According to the Eco-Electricity Act, this target should be achieved by means of the targeted funding of the appropriate plants. In concrete terms, this funding takes place through officially determined energy tariffs, which are higher than the market price and mean that, in the final analysis, the costs are borne by electricity customers in the form of eco-electricity surcharges.

On the basis of this financing, in the period up to mid-2006, EVN is to build and start-up a series of new, eco-electricity generation plants. Wind power and biomass plants will predominate in this connection.

At the beginning of 2005 EVN disposed over generating capacity of 30 MW in three wind farms, while additional plants with a capacity of 80 MW are currently under construction. Accordingly, EVN will soon have total generating capacity of 110 MW derived from Lower Austrian wind power. As a result, from the beginning of 2006, 70,000 households will be provided with environment-friendly wind power.

At the same time, EVN is building two new biomass-fired combined power and heat plants in Mödling and Baden, in order to supply the existing district heating networks, which currently employ natural gas, with a parallel supply based on a renewable energy source. The plants have a combined electricity output of 10 MW and heat output of 24 MW.

CO_2 emission savings due to the use of hydro- and wind power (electricity generation)[1)]


800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
520,257
654,138
624,692
7,541
591,985
9,292
656,098
31,122
627,804
52,785
607,692
52,991
669,780
97/98
98/99
99/00
00/01
01/02
02/03
03/04
04/05

[1)] In comparison to power generation in a hard coal fired power station

☐ Wind power
☐ Hydropower
CO_2 savings in t/y

CO_2 emission savings due to the use of biomass district heating[1)]


60,000
50,000
40,000
30,000
20,000
10,000
0
10,241
16,625
29,723
31,253
33,034
39,989
49,373
57,350
97/98
98/99
99/00
00/01
01/02
02/03
03/04
04/05

CO_2 savings in t/y

1) In comparison with the theoretical use of extra light heating oil in households.

Hydropower

Within the EVN Group, the fully owned subsidiary, evn naturkraft, is responsible for sustainable electricity generation from hydro- and wind power. In the period unter review, the company had 64 hydropower plants, of which 56 are located in Lower Austria and eight in Styria. With output of around 36 MW, some 186 GWh of electricity was generated during the 2004/05 financial year.



The Nussdorf small-scale hydropower plant became operational in May 2005, supplying around 7,000 households with environment-friendly electricity.

evn naturkraft is constantly interested in expanding its production capacity and during the period under review, pushed on with a series of new construction and modernisation projects. In particular, the company is seeking to contribute to the attainment of the targets of the Austrian Eco-Electricity Act by means of the refurbishing of small-scale hydropower plants.

- **The Nussdorf small-scale hydropower plant goes on line**

  The Nussdorf power plant, which was built jointly by evn naturkraft, Wienstrom and Verbund-Austrian Hydro Power became operational in June 2005 and was opened officially on August 31, 2005. Twelve matrix turbines with a maximum capacity of 4.8 MW now produce around 24.6 m kWh of electricity annually on the Nussdorf weir of the Vienna Danube Canal. As a result, some 7,000 households are provided with environment-friendly power. Each of the three operating companies contributed one-third of the total construction costs of approximately EUR 15 m.

  The matrix turbine represents a completely new concept for hydropower generation in existing weirs with low fall heights. The installation of these turbines requires minimum building work and alterations to the existing banks. As compared to conventional thermal power stations, the new power plant saves some 17,900 t of CO_2 emissions and thus makes a considerable contribution to the fulfilment of the Kyoto Protocol. This is also the reason why the project was awarded the 2004 Climate Star by the European Climate Alliance.

- **Small-scale hydropower plant modernisation**
  evn naturkraft either initiated or proceeded with modernisation projects at a number of existing small-scale hydropower plants. For example, the Kollmitzgraben plant on the River Thaya is to be provided with a fish ladder, while at the Erlauf plant, the installation of a residual water turbine commenced in October 2005. This is intended to secure the ecological functionality of the waters in the outflow stretch and supplement the fish ladder, which was erected some years ago. In addition, evn naturkraft is planning to provide the Salzhammer power plant in Gusswerk with a fish ladder during the winter of 2005/06.



Extensive investments have facilitated massive expansion of environment-friendly electricity generation using wind power.

Wind power

In the area of electricity generation using wind power, since October 2005 evn naturkraft has had more than 25 windmills in four wind parks at its disposal. These have a capacity totalling 44 MW. During the period under review, the yearly generation volume using wind power rose to 88 GWh and thus corresponds with the electricity requirement of around 25,000 Lower Austrian households.

As a consequence of the extensive projects initiated during the period under review, evn naturkraft electricity generating capacity on the basis of wind power plants is set to more than double to 110 MW. This figure corresponds with roughly two-thirds of the capacity of the Vienna-Freudenau power station on the Danube and from 2006, around 70,000 Lower Austrian homes will be supplied with electricity from environment-friendly wind power.

Over half of this additional output of 66 MW derives from the construction of the Kettlasbrunn wind farm with 20 windmills, while the remainder will result from the enlargement of existing or building of new capacity. In concrete terms, this means the new Obritzberg-Statzendorf wind farm with eight windmills (15 MW) and the enlargement of the Gänserndorf wind farm with the Gänserndorf North section, containing five windmills with production capacity of 9 MW. A total of some EUR 85 m is to be invested in new wind power plant capacity.

Japons wind farm becomes operational

The latest evn naturkraft project involved the completion of the Japons wind farm. This is located in the district of Horn in the "Weinviertel" and contains seven wind power plants with an output of 2 MW each. The windmills each have a propeller boss height of 100 m and a rotor diameter of 80 m. The wind farm became operational in October 2005 and annual production will amount to around 24.4 GWh. evn naturkraft has invested a sum of EUR 14.0 m in the new facility.

evn naturkraft production development


250
200
150
100
50
0
109.8
9.0
89.0
11.1
116.4
37.3
139.9
63.3
160.9
63.5
185.9
99/00
00/01
01/02
02/03
03/04
04/05
Electricity generation using
Wind power
Hydropower
Production
in GWh/y

Biomass

EVN is also continually initiating new projects in the biomass sector. This allows the forestry chippings, sawmill by-products and bark from Austrian sources to be put to good use, while simultaneously preventing CO_2 emissions. This is due to the fact that during the combustion of biomass, the volumes of CO_2 emitted are only equal to those absorbed by the plant from the air during growth. Therefore, biomass is regarded as CO_2-neutral.

Today, EVN already operates 39 heating plants fired with biomass in Lower Austria and is Austria's largest producer of heat from biomass, using some 390,000 piled cubic metres of biomass per year. Numerous projects in the biomass sector have either been recently completed or initiated. In general, EVN seeks professional solutions in co-operation with partners from the agricultural and wood processing industries.



In May 2005, the earth-breaking ceremony was held for the new EVN biomass-fired heating plant in Mödling.

- **Eco-electricity and district heating for the towns of Mödling and Baden**

  In view of the positive environmental effects of the use of biomass for the supply of energy, in recent years EVN has prepared extensive feasibility studies and pre-projects for a number of possible biomass-fired power plant locations. Finally, the focus of these analyses settled on the Mödling and Baden region, where EVN already operates district heating networks. On the basis of this preparatory work, at the beginning of 2005 a decision was taken to build two new biomass-fired power plants, which have received official approval as eco-electricity plants.

  Both plants possess a uniform technical concept. A biomass-fired steam boiler supplies high-pressure steam, which is used for the generation of electricity in a multi-stage steam turbine, and heat in a condenser. The electricity is fed into the public grid and the heat into the respective district heating network. The annual fuel requirement of each plant amounts to around 200,000 piled cubic metres of biomass and the power output amounts to 5 MW per plant. In addition, up to 12 MW of waste heat is fed into the Baden and Mödling district heating networks. As a result, a total of around 8 m m^3 of natural gas and 45,000 t of CO_2 can be saved yearly. Construction commenced at both plants in spring 2005 and start-up is scheduled for mid-June 2006. The combined investment volume for the plants amounts to EUR 40 m.



With yearly biomass input of around 390,000 piled cubic metres in 39 plants, EVN is already Austria's largest supplier of natural heating. However, once the two biomass-fired heating plants in Mödling and Baden and the plant currently under construction in Stockerau go into production, from 2006 onwards the biomass requirement will double to approximately 750,000 piled cubic metres.

- **Diverse new biomass plants**

At the end of 2004, EVN commenced the supply of heat to the town of **Tulln** and since the beginning of the 2004/05 heating period, the **Harbach Moorheilbad** (peat spa bath) has also been covering its heating requirements with supplies of natural heat from EVN. Here, the supply of forestry chippings from the region is guaranteed by the "ÖkoWärme Moorheilbad Harbach" farming group, which manages the new biomass heating plant in conjunction with EVN. As opposed to heating using conventional energy sources, the supply of the health spa with heat from biomass provides a reduction in CO_2 emissions of around 600 t/y.

During the period under review, a further project went into operation in **Bad Vöslau,** where EVN has also built a biomass heating plant in teamwork with a local, agricultural district heating co-operative. The plant has been producing natural heat since the autumn of 2004, using material from the surrounding forestry areas, whereby part of the chippings comes from the municipality's own woodlands. As a result of the planned use of around 18,000 piled cubic metres of biomass, approximately 3,200 t/y of CO_2 can be saved in Bad Vöslau.

In the past financial year, biomass-fired heating plants were built in the climate protection municipalities of **Horn** and **Eggenburg.** The supply of heat on the basis of forestry chippings from the region is scheduled to begin in the current year.

In the autumn of 2005, local heating plants using biomass, which are employed for the supply of large individual objects and residential buildings, became operational at the **Wiener Neustadt** Forestry School, in the municipality of **Öd-Öhling** near Amstetten, and in **Waidhofen/Ybbs.**

During the period under review, EVN was able to acquire a new biomass-fired district heating plant project for the urban district of **Stockerau.** In 2006, a biomass-fired plant with a capacity of over 11 MW and a network of approximately 7 km are to be built in teamwork with a local company.

≈750,000 m^3

annual biomass consumption

Conventional electricity generation

In spite of all the efforts aimed at sustainable power generation, from an economic viewpoint, the use of conventional power stations remains essential, because even in future, production from renewable energy sources will be insufficient to meet electricity demand. Due to the fact that electricity imports do not represent a desirable solution for Austria, the efficient use of fossil fuels in the domestic power supply is of major significance. In line with the objective of the maximum conservation of limited resources, the main EVN goal is the optimisation of the efficiency of its plants and the minimisation of pollutant emissions.

A central example of EVN's initiatives in this direction is the combined cycle unit at the Theiss power station, which with an efficiency level of well over 50%, achieves a top international rating. In addition, district heating is bled from both the Dürnrohr and Theiss power stations, in particular for the town of Krems. This not only raises the degree of annual plant utilisation, but also simultaneously reduces emissions through the use of numerous, small furnaces.

Apart from efficiency optimisation and the most extensive use of waste heat possible through the bleeding of district heating, EVN makes every effort to reduce the atmospheric emissions from its plants. To this end, the company employs the very latest flue gas cleaning installations and all of its thermal power stations are equipped with desulphurisation and dedusting systems, $DeNO_X$ installations or low-NO_X burners.

Sustainable handling of by-products from flue gas cleaning at thermal power stations



100
90
80
70
60
50
40
30
20
10
0
94.9
2.1
30.7
100
Level of recycling 2000–2004 in %
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
22,220
17,465
4,148
1,561
28,272
19,324
5,278
31,093
20,729
5,803
41,477
26,752
7,743
44,608
25,116
8,327
2000
2001
2002
2003
2004
Dürnrohr power station: fly ash.
Dürnrohr power station: desulph product.
Dürnrohr power station: bottom ash.
Theiss power station: desulph product.
Amounts of ash and desulphurisation product in t/y

Operation of the Dürnrohr and Theiss power stations with coal and heating oil results in coarse ash, fly ash and gypsum from flue gas desulphurisation. EVN makes every effort to recycle these by-products and at present, the entire fly ash, as well as part of the coarse ash and the gypsum, are utilised by the construction industry. The remaining by-products are deposited on power station landfills. All in all, the volume of by-products is dependent upon power station use and the quantity of recycled materials upon the needs of the construction industry.

EVN heat generation


1,250
1,125
1,000
875
750
625
500
375
250
125
0
15
101
255
478
17
108
252
534
2
25
129
239
587
3
26
158
284
595
5
26
183
259
632
00/01
01/02
02/03
03/04
04/05
Steam from waste incineration
Heating oil
Biomass
Cogeneration/bleeding from power stations
Natural gas
Heat generation in GWh/y



Dirt was removed from the honeycomb, ceramic tiles of the catalytic converters at the Dürnrohr power station by means of washing using ultrasound.

Catalytic converter regeneration at the Dürnrohr power station

In order to maintain the environmental performance of the Dürnrohr power station, it became necessary to carry out catalytic converter regeneration in the $DeNO_X$ installation. Prior to its start-up in 1986/87, the plant was fitted with Japanese multi-layer catalytic converters, which capture the nitrogen oxide contained in waste gas emissions. The last regeneration of the converters took place in 1995 and in 2004/05, after a remarkably long period, a second module service was required.

Regeneration was completed using a new system, which had already been proven in Germany. The "washing" of the individual catalyst layers involves the removal of dirt from the surfaces and pores by means of ultrasound. The results of regeneration have proved highly satisfactory with catalyst activity reaching the required high level.

Climate protection/CO_2

As an energy supplier, the topic of climate protection is at the very top of EVN's agenda. Accordingly, wherever technically and economically viable, the company does everything in its power to prevent or reduce emissions of relevance to the climate. This involves a focus on the systematic maximisation of efficiency levels and emission minimisation at thermal power stations, the operation of which naturally causes CO_2 emissions. Moreover, as already mentioned, EVN is promoting the generation of electricity and heat from renewable energy sources.

Apart from the maximum possible employment of hydropower, wind power, biomass and the utilisation of industrial waste heat are all of growing significance.

The waste incineration plant adjacent to the Dürnrohr power station represents one important EVN contribution to climate protection. All the heat generated in this plant, which has been in operation since 2004, is used for electricity generation in the neighbouring power station, thus facilitating corresponding fuel savings. Waste utilisation prevents CO_2 equivalents amounting to around 500,000 t per year.

CO_2-certificate trading

On the basis of an EU directive, in every member state, CO_2-emission limits have been established for fossil fuel fired plants with outputs in excess of 20 MW. One tonne of CO_2 emissions (CO_2 equivalents) represents one CO_2 certificate and up to the predetermined upper limit, these certificates were distributed free for the period 2005–2007. However, should a company cause more emissions than those permitted through the certificate allocation, additional certificates have to be purchased from other companies with emissions below the apportioned amounts. The aim of this trading system is to encourage investments in climate protection, where in ratio to the result attained, the costs are at their lowest.

Due to the fact that EVN commenced contractual negotiations with various partners as early as February 2004, it was able to complete the timely acquisition on the market of the additional certificates required. In addition, future certificate purchases were accommodated in medium-term corporate planning. Thus for EVN, the risk of fluctuating certificate prices is largely calculable.

Monitoring CO_2 emissions

In order to assess whether the actual CO_2 emissions from a plant correspond with the CO_2-certificate allocation, the federal Minister of Agriculture, Forestry, Environment and Water Management has installed a monitoring system. This foresees the provision of CO_2-emission documentation in a separate annual report for every plant subject to emission trading. Apart from CO_2-monitoring methods, which must be agreed with the responsible authority, an independent auditor has to confirm the completeness and correctness of this data. Accordingly, as early as September 2005, EVN had its documentation methodology verified by an independent auditor. On this basis it can be anticipated that EVN's annual reports, which will be presented for the first time at the beginning of 2006, will receive an appropriately positive certification.

EVN promotes gas powered vehicles

The promotion of natural gas as an alternative to standard fuels has long been an EVN priority. EVN and Shell Austria jointly opened Lower Austria's first public, natural gas filling station in Maria Enzersdorf during 1997. In the meantime, the company operates a further gas filling station at the Wiener Neustadt Stadtwerke (municipal utilities company) and eight other stations at its customer centres. EVN currently runs twelve natural gas powered vehicles and in the period since 1997, the company's fleet has covered over 1.25 m "natural gas kilometres".

Within the scope of a filling station offensive supported by the Austrian gas industry, EVN has now stepped up its efforts with regard to an increase in the number of public gas filling stations in Austria. In concrete terms this is to be raised from 28 at present to around 50 in the next few years. In Lower Austria, EVN has opened public stations in Wiener Neustadt and St. Pölten. Further stations are planned for the towns of Amstetten, Stockerau and Krems. This means that the supply network will attain a density, which will make natural gas powered vehicles far more attractive, particularly in conurbations. The main areas of employment are the local transport of people and goods, e.g. taxis, commuter cars, delivery vans, company buses and municipal vehicle fleets.

The utilisation of natural gas instead of conventional fuels offers considerable environmental advantages. Due to the high level of hydrogen in the gas, its combustion results primarily in the production of harmless steam and the emissions of harmful carbon compounds are well below those of other fossil fuels. As a result of the more frequent use of natural gas in the transport sector, which has a growing energy need, negative health and ecological factors such as fine dust, summer smog and deforestation can be markedly restricted. Moreover, the far lower price of natural gas as compared to petrol and diesel makes gas-powered vehicles an increasingly attractive alternative.



The first natural gas filling station was opened near EVN headquarters in Maria Enzersdorf during 1997. Since then, the local authority has joined EVN in using this environment-friendly alternative for the fuelling of its vehicles. All in all, EVN currently operates ten natural gas filling stations.

Sustainable energy distribution

Security of supply is a major EVN priority within the scope of its responsibilities as an energy supplier. In the past, the electricity supply field was dominated by technological considerations. However, in recent years, these have been joined by the necessity of ensuring the best possible guarantees of supply in a liberalised market.



Power lines are regularly serviced in order to guarantee optimum supply.

High security of supply level

The efficient and secure distribution of line-bound energy such as electricity, gas and heat requires technology of a correspondingly high standard. The optimisation of transmission performance, the avoidance of energy losses and minimisation of environmental impact constitute the main parameters with regard to security of supply.

In order to be able to guarantee sufficient supplies of energy even in crisis situations, EVN is constantly concerned with the servicing and upgrading of its own generation plants and supply networks. All power plants are regularly inspected and maintained at a state-of-the-art level, in order to secure reliable operation and minimise the likelihood of failures. In addition, the enlargement of generating capacity and the construction of additional links to the high-voltage network are under permanent scrutiny as a means of meeting the rise in electricity demand. As a rule, EVN also plans sufficient failure reserves for emergencies.

Apart from energy generation, distribution plays a significant role in security of supply. Strong lines and their optimum networking constitute an important prerequisite in this regard. In Lower Austria alone, the EVN Group operates over 46,000 km of power lines and some 10,000 km of gas piping. Furthermore, at present, 76 transformer substations are in operation and five more are under construction and will go on line in 2006 at the latest. These new stations are to be used primarily for the feeding of electricity from new wind power plants.

No line losses in the EVN gas network

All EVN's gas pipelines and the related systems in the high-, medium- and low-pressure sectors guarantee high levels of quality and gas-tightness. The lines are regularly monitored by EVN specialists, which among other benefits, means that any deficiencies can be quickly identified and corrected. Such speed of response, protects both the environment and the population.

New regulative system as a solid framework for power network operators and consumers

For a branch with such long investment cycles as the energy industry, planning, investment and legal security are vital prerequisites for successful, sustainability-oriented business activities. The introduction on January 1, 2006, of a new regulative model, which takes these requirements into account, represents a major step forward in this regard.

This regulatory system, which has already been proven at international level, involves the reward of network operators for increased productivity and should replace the current annual tariff checks and guarantee fair charges.

A mobile transformer substation for security of supply in emergencies and during construction work

In order to be able to react with speed and flexibility when confronted by major network failures, e.g. during natural disasters, EVN has become the first energy supply company in Central Europe to purchase a mobile 110/20 kV substation. This can be used to restore supply to the affected customers within a very short space of time. Two mobile units can also be employed to replace capacity during line modification and installation.

Line construction in the "Weinviertel"

EVN is making a significant contribution to long-term security of supply in the eastern "Weinviertel" region through the substitution of the existing 110 kV line between Mistelbach and Neusiedl/Zaya, which was carried on concrete masts erected during the 1940s. By the end of 2005, a modern 110 kV, lattice tower double line will replace the old line, which no longer corresponded with current requirements. Moreover, during the course of the construction work, an interesting nature and landscape protection project is being completed in the Steinbergwald conservation area.

Protection of the landscape, flora and fauna

Within the scope of its activities, EVN also attaches great importance to landscape conservation. This takes the form of both the conscious design of the surroundings of its hydroelectric power stations as leisure areas for people and a natural habitat for the indigenous fauna and flora, as well as the planning and realisation of minimum impact network construction.

Safeguarding of the Steinbergwald biotope

As around 400 m of the route of the new connecting line between Mistelbach and Neusiedl/Zaya passes through the Steinbergwald Natura 2000 landscape conservation area, during line construction EVN is also implementing a range of protective safeguards.



The stocks of pheasant's eye (Adonis vernalis), which is also known as the sweet vernal, along with a diversity of other plants, are to be protected by EVN's conservation measures.

The Steinbergwald Natura 2000 landscape conservation area is part of the "Weinviertler Klippenzone" FHH (flora-fauna-habitat) protected area and is famous for its heathland grass with its diversity of species. However, due to the fact that this special grass is neither grazed nor cut, in the course of time it has been put under pressure by the growth of bushes and trees.

In teamwork with the nature protection authority, EVN is now carrying out a variety of cultivation measures in an area of 20,000 m^2. The grassland is to be mown, the cuttings removed, bushes and trees trimmed to a density of around 10% and new heathland grass created through the appropriate seed mixture. With these measures, costing some EUR 15,000, EVN is making an important contribution to the retention of this unique biotope.



Carefree swimming pleasure is secured by the regular quality checks of the water in EVN's reservoirs.



Ecological testing of the waters in EVN's reservoirs

The EVN hydropower portfolio not only includes run-of-river plants, but also some storage power plants. In particular, these consist of the Wienerbruck and Erlaufboden plants on the River Erlauf and the Ottenstein, Krumau and Wegscheid plants on the River Kamp. The reservoirs of these power plants have characterised the landscape of the surrounding countryside for many years and have developed into valuable natural leisure areas, which are enjoyed by both local people and tourists. This applies in particular to the Ottenstein reservoir, which was created in 1957 and with its aquatic sports and swimming possibilities has long been a permanent fixture in the leisure range of the "Waldviertel".

In order to secure the quality of the water of the reservoir for the future, EVN completes yearly, ecological monitoring. Algae and zooplankton growth is examined, as this provides information concerning the range of nutrients in the water available to fish such as pike-perch, carp and pike. The tests carried out by an independent testing institute prove that the quality of the water is first class and thus ideal for swimming.

Events of environmental significance

Despite all the technical and organisational measures taken, not only can defects and accidents occur within the scope of EVN's extensive activities, but also incidents of relevance to the environment such as oil leaks or fires. The first priority in such cases is a quick and competent company response, in order that damage is kept to an absolute minimum.

Accordingly, over ten years ago, EVN introduced a binding directive on this subject, which defines exactly the measures to be taken by employees in the case of an incident of relevance to the environment. This ensures that immediate, professional action is initiated and that appropriate measures are implemented. In addition, employees who might potentially be involved in such situations are trained for emergencies on a regular basis.

The lines of communication within the company are also precisely established. Depending on the significance of the event, this means that the relevant person responsible is informed without delay and can initiate the necessary response and issue suitable instructions.

Happily, during the period under review, there were no events of environmental significance at EVN. This positive situation can be traced to both the prudence of the workforce and the fact that external factors, e.g. flooding or lightning, which can trigger incidents, did not occur.

No environmental penalties were incurred by EVN during the 2004/05 financial year.


41
working accidents

EVN seeks to minimise working accidents by means of preventive measures and comprehensive employee training. With success, as evidenced by the fact that if in 1990 there were 103 working accidents, by 2004 this figure had been cut by more than half to 41.

Society

A responsible approach towards employees and the public

As an energy and environmental services supplier, with responsibilities for the fulfilment of important, basic, day-to-day needs, EVN is well aware of the significance of its social environment. Since its foundation, EVN has lived up to this task and contributes, as far as possible, to the enhancement of living conditions in Lower Austria.

EVN's range of initiatives in this area extends from the care of the company workforce, which is provided with an attractive working environment, targeted educational and further training opportunities, careers with interesting perspectives and a comprehensive medical service, to charitable, cultural and sporting initiatives.

Accordingly, EVN supports a range of charitable institutions and apart from building up a company collection of contemporary art, contributes to both exhibitions and cultural projects in its supply area and also sponsors sporting and other events of broad public interest.

Employee health service

Long before the introduction of a statutory obligation to provide corporate medical care, EVN already had a practice at its headquarters headed by a doctor and staffed by a nurse. In the meantime, EVN has considerably expanded this service, making medical care available to employees throughout Lower Austria. Today, there is a physician at both the Theiss and Dürnrohr power stations, as well as one doctor for each of the other areas of Lower Austria. All Group subsidiaries also provide medical care in line with the mandatory regulations.

With this service the EVN Group not only fulfils relevant EU directives and the corresponding national employee protection regulations. Above all, the company demonstrates its concern for the welfare and safety of its workforce and provides occupational medical care that generally goes far beyond the stipulated requirements.



EVN employees have access to their own fitness studio.

New EVN health care programme

Active health management constitutes an expression of corporate culture and the orientation of EVN towards sustainability. The aim of the initiatives in this sector is to maintain and promote the performance capacity and motivation of the workforce, as well as to additionally enhance productivity and service quality on a lasting basis. At the same time, an increase in health consciousness should encourage a critical approach among employees towards risk factors in general and obesity, nicotine and alcohol in particular. Apart from the positive results for the employees themselves, this also helps to cut the levels of sick leave and last, but not least, health measures offer considerable support to the employment of older personnel.

In order to extend and consolidate its measures and initiatives in the health sector, EVN started to prepare a binding, internal directive during the 2003/04 financial year, a process that was concluded during the period under review. Within the framework of the implementation of this directive, EVN has undertaken to carry out the following measures, which are to be coordinated by the newly created health working group.

- Direct employee information from the respective occupational physician.
- Regular health-related information in the employee journal, which is published several times yearly.
- Information concerning adherence to the inoculation schedule.
- Support of fitness and exercise programmes (in particular the EVN Culture and Sport Association).
- Enlarged range of preventive medicine examinations.
- Nutritional recommendations from the company doctors on the basis of these preventive medicine examinations.
- Involvement of the occupational medicine team in the preparation of the menus for the company canteen.
- Ergonomic and workplace optimisation through regular checks on procedures and working conditions and the preparation of improvement measures.

The positive response among the workforce to the EVN occupational medicine service is reflected by the extensive use of the enlarged preventive medical examination programme. During the past financial year, some 400 people participated in the programme.

Occupational safety and accident prevention

Occupational safety and accident prevention constitute a major priority throughout the EVN Group, as in addition to the usual hazards involved in manual work, numerous employees are also subject to the dangers posed by electrical power, natural gas, hot water and steam (in the power station and heating supply areas). EVN attaches great importance to measures aimed at securing optimum safety levels for its employees in every area of the company. First and foremost, it relies on training and the systematic creation of a high level of safety awareness.

A detailed, internal manual containing business directives and guidelines supplements the statutory safety regulations. As an additional aid to the work force and as part of the evaluation process, a special manual has been prepared, the "Safety Handbook", which refers to the individual working conditions in the energy industry. Moreover, apart from accident prevention, EVN cuts the number of working days lost due to accidents by means of an extensive range of work safety measures.

Accident statistics 2004 – best result since 1990

Every twelve months, EVN prepares accident statistics for the preceding calendar year, which not only catalogue all accidents, but also give a detailed analysis of the causes. This evaluation serves as a platform for the further development of the existing range of preventive measures and thus accident prevention. The success of these initiatives is evidenced by the accident statistics for 2004.

Industrial accident trend and days lost[1]


Industrial accidents
Days lost
120
100
80
60
40
20
0
3,000
2,500
2,000
1,500
1,000
500
0
103
2,165
113
2,293
99
2,196
89
1,985
77
1,689
94
2,453
91
2,169
74
1,990
58
952
50
1,467
51
1,168
39
1,220
39
964
42
766
41
401
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004[2]

1) The data provided relates to EVN AG, AVN, evn naturkraft, evn wasser and Kabelsignal.
2) Excluding road, including minor accidents

☐ Days lost.
☐ Accidents subject to report: slight, quite serious, serious, fatal.

Accidents in ratio to work force numbers[1]


3.5
3
2.5
2
1.5
1
0.5
0
3.1
3.4
3.1
2.9
2.6
3.6
3.2
2.8
2.2
2.1
2.3
1.9
1.9
2.0
1.3
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Accidents/
100 employees

1) The data provided relates to EVN AG, AVN, evn naturkraft, evn wasser and Kabelsignal.

During 2004, there were a total of 48 accidents (including minor and road accidents), which was the lowest figure since 1990. The accident rate (the number of accidents per 100 employees) thus amounted to 1.3, which was down on the preceding year and the best result since 1988. In total, during the past year there were 14 minor accidents, seven road accidents, 20 quite serious and, very pleasingly, no serious or fatal accidents. Falls were the main cause of accidents followed by manual working.

Following the loss of 766 working days in the preceding year due to accidents, during the period under review, this figure was reduced clearly to 401.

Preventive fire protection

At EVN, trained fire officers and fire protection points ensure fire protection and adherence to mandatory fire regulations. EVN also attaches the greatest importance to the regular fire safety instruction of its employees, e.g. in the use of extinguishers, and periodic fire drills are organised. For example, at the EVN headquarters in Maria Enzersdorf, an annual exercise is held to ensure that safe and quick evacuation would take place in an emergency.

Reduced incidents of fire at EVN


Number of fires
Estimated total damages in TEUR
15
12
9
6
3
0
500
400
300
200
100
0
1999
2000
2001
2002
2003
2004
3
38
4
15
3
50
15
133
493
14
4
23

The very rare cases of fire at EVN generally relate to faults. There were only four fires in 2004, which represented a marked reduction over the preceding year.

☐ Estimated total damages in TEUR
☐ Number of fires

Fire brigade training

EVN completes regular, theoretical and practical fire-fighting exercises with the Lower Austrian fire brigades stationed in the vicinity of its substations and power plants. The correct response by the emergency services in the case of fire is illustrated in a number of ways, which include the use of an instructive video. In addition, practical training takes place in the form of a "wet attack" on a live 110 kV plant component with the aim of minimising the danger in a genuine emergency. During 2004, a total of more than 80 fire-fighters received EVN training.

Safety at Work Oscar

The "Safety at Work Oscar", which was launched in the 1980s, is awarded annually to those EVN organisational units with an accident rate below 1 (i.e. one working accident per 100 employees). EVN thus rewards employee efforts regarding accident prevention and simultaneously underlines the importance of all initiatives in this direction.

In 2004, this award was presented to an unprecedented 22 EVN Group organisational units, which was the best result in the history of the prize and a marked improvement on the eight winners of the previous year.



On February 25, 2005, a total of 22 EVN organisational units were able to collect a "Safety at Work Oscar" from the Central Work and Safety Committee.



The new EVN overalls for working with gas are safer and more comfortable.

High-voltage overland lines – magnetic flow density (characteristic pattern)



50
45
40
35
30
25
20
15
10
5
0
Magnetic flow density in microTesla
Distance to the line axis in m
-50 -40 -30 -20 -10 0 10 20 30 40 50

380 kV, 2,300 A
220 kV, 1,330 A
110 kV, 665 A

The characteristic flow of the magnetic field in the vicinity of 110 kV high-voltage lines shows a sharp fall in field strength with distance. The magnetic flow density is already less than 2 *microTesla* at a distance of only 25 m. By comparison, the reference value for persons exposed to electromagnetism during their work, contained in the EU directive on electromagnetic fields (2004/40/EG), is set at 500 microTesla.

Working with gas – new overalls improve working conditions and safety

Working with gas is just as much part of the daily routine of EVN's fitters as is dealing with electricity. High levels of concentration and strict adherence to the prescribed safety procedures are vital for the prevention of undesirable incidents during these activities.

One important safety measure during working with gas is the wearing of a protective overall, which in the case of a gas explosion offers flame protection for several seconds. During the period under review, the protective overalls previously used by EVN were upgraded with a number of additional features such as improved wearer comfort, greater breathability and padding in the knee and elbow areas. Working in the overalls is thus easier and together with safety eyewear, a NOMEX cap and gloves, the clothing provides optimum protection against burns.

Minimisation of the effects of "electrosmog"

The topic of "electrosmog", the electromagnetic fields found in the area of power lines and transformer substations, is also the object of intensive consideration by EVN. On the one hand, the aim is the protection of all employees, who are subjected to the effects of electromagnetic fields during their work. On the other, the factual determination of the actual intensity of electrosmog and its effects should lead to an objective dialogue with the workforce, authorities and the general public.

To this end, in September 2005, EVN organised an information day for representatives of the Lower Austrian authorities and the federal administration, the work inspectorate, and the affected company employees. Around 50 people attended this event and were provided with presentations from a variety of angles by highly qualified speakers, concerning current physical know-how and medical thinking and the legal framework.

In order to be able to precisely assess the risk to Group employees and fitters from external companies, EVN completed extensive measurements in 20 kV, 110 kV and 380 kV transformer substations, which are typical of its operations. In virtually every case, the measurements were well below the valid reference value for persons subject to electromagnetism during their work contained in the EU directive on electromagnetic fields (2004/40/EG).

EVN as an attractive and responsible employer

As a company oriented towards sustainability, EVN makes every effort to offer its employees attractive working conditions and a positive climate of motivation. The company regards itself as a fair and reliable employer that both challenges and supports its personnel.

Human resources principles

EVN recognises a number of basic principles with regard to its workforce:

- **Equal treatment and opportunities**
  As a result of the differing working conditions in the growing number of countries in which the Group is represented, EVN has undertaken to implement the principles of the International Labour Organisation (ILO). EVN has also expressly committed itself to the joint declaration from Eurelectric and EPSU (European Federation of Public Service Unions)/EMCEF (European Mine, Chemical and Energy Workers Federation) on the topic of equal opportunity and diversity. Furthermore, in September 2005, EVN joined the UN Global Compact and therefore adheres to the global principles of ethical business behaviour.

  In practical terms this means that no employee may be discriminated against for reasons of age, health, nationality, ethnic origin, or gender. In other words, persons with identical professional and personal qualifications must be treated equally with regard to further training and personal development, working conditions and pay. EVN believes that apart from ensuring balanced and fair dealings with all employees, this approach also secures a higher level of business performance.

  As a result of EVN's technical orientation as a supplier of energy, the company employs comparatively few women. Nonetheless, in the past ten years, the numbers of female personnel have steadily increased and currently constitute 24% of the workforce.

- **Transparency**
  The supply of the workforce with up-to-date and comprehensive information concerning ongoing company development is one of the most important communications assignments within EVN. For many years, employees have been able to obtain an extensive overview of current issues affecting the company, the energy supply and staff representation, etc. via the company journal "EVN Intern" and more recently via the EVN Intranet. In addition, the Intranet provides information about seminars and educational opportunities, as well as personal flexitime data.

  Transparency is also applied to the advertising and occupation of vacant posts. Accordingly, all vacancies are advertised on the Intranet and can be accessed by the entire work force. The filling of posts internally takes priority over the recruitment of external applicants, while the exchange and employment of personnel throughout the Group is the object of special attention.

- **Treatment of older employees**

  One important aspect of EVN personnel management is the consideration of the age structure within the company. Due to rationalisation, vacant posts have not been filled and therefore EVN employees have an average age of around 43. This already represents a relatively high figure and is set to rise still further in the course of increases to the statutory retirement age.

  In view of this scenario, EVN attaches special importance to further training measures for older employees. In addition, it currently offers 132 employees the possibility to utilise age-related, part-time working models.

  The average length of service in the EVN Group is around 15 years and approximately 23 years in EVN AG. These figures and the extremely low fluctuation rate of less than 1%, represent clear evidence of the high levels of employee loyalty and job satisfaction at EVN AG.

- **Company social partnership**

  All major EVN business decisions are taken in a transparent manner on the basis of the standard legal statutes and the information and integration of staff representatives. This practice also applies to strategic decisions and changes and adjustments in the personnel sector. In general, the motto, "persuasion not compulsion" has long described EVN's guiding principle in the area of social partnership within the company.

  For example, during the organisational changes of recent years, staff representatives and the affected employees were supplied with information that went far beyond the statutory requirements. Apart from EVN itself, the larger companies within the Group have their own employee representatives, who are all regarded as partners in a constructive company management.



household and commercial waste

As a result of the innovative "Waste-to-Energy" linkage between the Dürnrohr waste incineration plant and the adjacent power station, where the steam from waste incineration is used in the power generating process, some 250 m kWh of electricity can be produced annually. Every year this prevents the emission of around 500,000 t of CO_2 (or CO_2-equivalents).

- **Flexitime working**

  As one of just a few Austrian companies, EVN offers its work force a flexitime model without core time, i.e. without a fixed period of obligatory attendance. Employees have an opportunity to organise their working hours independently and freely, although naturally company and statutory requirements must be taken into consideration. Employees discuss their wishes within their team and then adjust their individual work time to the respective working situation and customer requirements. Flexitime facilitates re-entry to employment following maternity leave and thus plays an important role in career possibilities for women.

  During the past financial year, the "Flexitime Without Core Time" model used within EVN was extended to the Group subsidiary, grafotech, and in the interests of a flexibilisation of working hours, flexitime was introduced and shift agreements were concluded at AVN.

  In addition to the generally valid flexitime model, EVN endeavours to accommodate individual employee needs, e.g. through part-time working.

- **Work-life balance**

  In the modern world of work, the balance between professional and family life is an increasingly important issue. In order to furnish employees with family responsibilities with the best possible balance between their professional and private lives, EVN offers a range of special arrangements and services. The employees in question have access to flexi- and part time working, as well as special support during the maternity and paternity period and following the return to work. Apart from the statutory period, EVN's personnel may take maternity leave up to the third birthday of the child.


250 m kWh
of electricity generated from waste



Contented and motivated employees form the basis for EVN's success.

These benefits offer a variety of advantages to both the company and employees. EVN can retain the knowledge of qualified staff and use its entire investment in education and further training beyond the phase of intensive parental care. For their part, employees have a chance to keep their professional expertise up to date and thus ease their return to full employment.

Active human resources management

Within the scope of its human resources management, EVN makes every effort to cover both its qualitative and quantitative requirements with regard to personnel. In order to meet the constant flow of new demands from the dynamic corporate environment, measures extend from comprehensive personnel requirement planning to targeted training and further training.

Creation of new jobs

Over the years, EVN has created numerous new jobs. This is due primarily to the opening up of additional business areas and the international expansion of the Group.

For example, since the 2003/04 financial year, AVN has recruited a total of 60 new employees in the course of the start-up of its waste incineration plant in Dürnrohr. Moreover, through the acquisition of WTE, the EVN Group workforce increased by a further 302 persons. In the 2004/05 financial year, the acquisition of a majority holding in the two Bulgarian electricity supply companies resulted in a massive rise in employee numbers by around 4,050.

The unusual workforce growth of the past three years is also the reason why at the end of September 2005, EVN was rated among the 500 best job-creating companies in Europe. This ranking was determined with the support of Microsoft and KPMG by "Entrepreneurs for Growth", a European association of growth enterprises.

During the 2004/05 business year, on average the EVN Group employed a total workforce of 6,654. 2,364 employees are located in Austria, 4,049 in Bulgaria, 200 in Germany and 41 in other European states and Russia. As opposed to the preceding year, this represented an increase in workforce numbers of 4,046 or 155.1%.

Employee numbers (EVN AG and EVN Group)



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,301
3,273
3,200
3,057
2,884
2,775
2,695
2,540
27
2,389
38
2,238
86
2,135
163
2,041
202
1,997
345
1,972
664
1,944
4,748
1,906
89/90
90/91
91/92
92/93
93/94
94/95
95/96
96/97
97/98
98/99
99/00
00/01
01/02
02/03
03/04
04/05

In 2004/05, on average, the EVN Group employed an average workforce of 6,654. The main reason for the increase in this figure, which is 155.1%, or 4,046 employees higher than in the preceding year, was the acquisition of the two Bulgarian electricity supply companies.

☐ EVN Group
☐ EVN AG
Average number of full-time employees/year

International postings

As a consequence of EVN's increasing involvement in Central and Eastern Europe, there is a growing number of foreign postings in the personnel area, which are necessary in order to secure the required local human resources capacity. For example, several EVN Group employees have been seconded to Moscow for the completion of the waste incineration plant in the Russian capital. In addition, within the course of the integration of the two electricity supply companies acquired in January 2005, numerous EVN employees have assumed long-term appointments in Bulgaria.

Against this background, during the past financial year, the EVN Group prepared binding standards for international employee postings. In order to encourage personnel mobility and the related know-how transfer, EVN laid special emphasis on the guarantee of comparable living standards and the compensation of disadvantages in a financial or social security regard. The readiness to undertake foreign assignments will also be rewarded in connection with future career decisions.



One of the most outstanding ideas for improvement is the grinding device designed by Rudolf Schoisengeier (r.) and Thomas Weiß (l.), which facilitates the on-the-spot repair of turbine bearings without disassembly.

Employee suggestion system

From their daily activities, employees know best where EVN's operational sequences, products and services can be further improved. Therefore, good ideas from the workforce can serve as important contributions to corporate success. Apart from concrete advantages such as cost savings and optimisation, the active involvement of employees in the further development of the company is a logical source of positive impulses for motivation and commitment.

For these reasons, EVN possesses a structured employee suggestion system, which is intended to motivate as many employees as possible to submit suggestions through simple access possibilities, transparent evaluation and attractive bonuses. Apart from the ideas derived from all areas of the working day, which can be continually proposed, special competitions provide a regular opportunity for the submission of proposals relating to special topics. For example, during the past financial year, a competition was held concerning the topic, "Work Safety and Environment".

After five years, the balance of the new EVN employee suggestion system is highly positive. Since August 2000, more than 900 improvement proposals have been submitted and approximately 400 rewarded. In total, EVN distributed over EUR 50,000 in bonuses.

Human resources development

EVN's services are backed by qualified and motivated employees. They represent a guarantee for the continued success of the company, not only due to their knowledge, but also their personal commitment and willingness to learn. Accordingly, EVN provides numerous training and further training possibilities.

EVN's personnel development programme has a modular structure. Depending on the specific development target, "educational event", "e-learning" or "training on the job" modules are employed. The range of activities on offer incorporates IT training, specialist workshops, sales seminars, product and sector information, special technical training, language courses, environment and safety schooling, presentation and communications workshops, and seminars in negotiating skills and team building. Topics and examples, which have been specifically related to company activities, also serve to secure the immediate integration of training content into day-to-day EVN business.

An additional factor in the increased effectiveness of EVN's educational and further educational measures is learning and training within the concrete, social working environment of the employees. In this manner, communicative groups with intensive social and emotional ties are created, which secure corresponding workplace productivity.

In order to integrate new employees into the working process as quickly and efficiently as possible, EVN has developed a specific package of seminar, training and introductory events, as well as a welcome folder. In addition, a personal "mentor" is available for all internal questions. Among the tasks of the mentors are the joint design of the first working day and the introduction into the world of work at EVN.

Educational structure of the Austrian companies within the EVN Group


10%
8%
18%
7%
17%
40%
University graduates
A-level graduates
Vocational school graduates
Employees with a master's certificate
Employees with a completed apprenticeship
Others

Further training

As part of the realisation of the "One-Face-to-the-Customer" concept, wherever possible EVN employees should be able to provide comprehensive information concerning all of the company's energy activities and its complete services range and be able to work in any of these areas. For this reason, EVN supports double and multiple qualifications in the energy sector in Lower Austria. Accordingly, the completion of second and third apprenticeships, as well as master certificates, is actively supported through grants. During the past financial year, 39 employees completed additional training (as electricity, gas or heating fitters). In total, over 400 staff members, around 20% of the current EVN AG work force, possess multiple qualifications.

With expenditure of around EUR 1.0 m, EVN AG spent more on further training (seminar charges, trainers, e-learning) during the 2004/05 financial year than in the comparable period of 2003/04. On average, during the period under review, every EVN Group employee undertook eleven hours of training.



Employee training and further training represent a major EVN priority.

EVN AG further training 2004/05

	Events	Attendees
Computer training	52	548
Specialist seminars	175	2,453
Behavioural training	22	174
Total internal further training	**249**	**3,175**
External further training	322	472
Total further training	**571**	**3,647**

Apprentice training

In the interests of medium- and long-term personnel planning, as well as the fulfilment of its responsibilities as a regional employer, EVN traditionally offers apprenticeships in the industrial sector with a primary focus on electrical fitters. EVN works closely with partners, such as various electrical installation companies, and apprentices can also gain experience at EVN subsidiaries.

87 young people are currently undergoing schooling and are employed in various areas of the company. Training at EVN is varied and has changed markedly in recent years due to the altered demands made on the company. Apart from professional skills, the educational programme also incorporates customer-orientation and social competence, while interdisciplinary know-how and networked thinking are also promoted in a targeted manner. The quality of EVN training is evidenced by the fact that following their courses, the majority of apprentices remain in the company. In addition, after the completion of apprenticeships, EVN offers further training in other areas of its product portfolio, such as gas and heating engineering apprenticeships.



At EVN, young women can also complete an apprenticeship as an electrical fitter.

Social welfare benefits

The EVN pension fund – a "second pillar" for retirement benefits

Since September 1995, EVN has offered its workforce a supplement to the statutory state pension in the form of the EVN pension fund. Apart from EVN AG, five other Group companies are included in this scheme.

The EVN pension scheme provides an opportunity to create an additional private pillar for retirement benefits on the basis of private initiative supported by the company. EVN is thus making a sizeable contribution to safeguarding its employees' retirement income. The EVN pension fund is a contribution-oriented pension scheme, in which the amount of the future pension to be paid derives from the annuity on employer and employee contributions up to the date of retirement. Retirement benefits were deliberately not transferred to an inter-company pension fund, but instead a separate company pension fund was founded in which the right of employees to a share in the decision-making process is guaranteed via their representatives. All the bodies in the EVN pension scheme work on an unpaid basis, in order that staff contributions are not additionally burdened with administrative costs.

As at December 31, 2004, the pension fund comprised around 2,060 people with pension rights and some 221 with an entitlement to payments. The annual volume of ongoing employer and employee contributions currently amounts to some EUR 5.5 m.

Supplementary health insurance

Another voluntary social benefit offered by EVN to its employees is comprised by the possibility to take out supplementary health insurance at a preferential charge. A master agreement has been concluded with an Austrian insurance company, which is intended to ensure optimum medical treatment for all the personnel participating in the scheme. Almost 1,000 EVN employees have taken advantage of this offer.

Integration of people with special needs

Within the scope of its socio-political responsibilities, EVN sees the integration of people with special needs into the company on an equal footing as a priority. In this regard, special attention is paid to the individual design of workplaces and working processes in line with the requirements of the handicapped and if necessary, additional possibilities for extended flexitime are provided. Modifications during the building and renovation of EVN customer centres are also made to assist disabled staff and customers.

During the 2004/05 financial year, the EVN Group employed 144 people with special needs, who represent 2% of the total workforce. Furthermore, every year EVN allocates orders to an amount of some EUR 200,000 to sheltered workshops and thus makes a further contribution to the employment of the handicapped.

EVN Group workforce – key indicators

		2004/05
Employees	Total	6,654
thereof women	%	24
thereof men	%	76
Persons with special needs	Total	144
Apprentices	Total	71
Employee fluctuation	%	<4
Average length of service	Years	15
Average age	Years	43
Sick leave/employee	Days/year	12
Sales/employee	EUR	241,889
Personnel expenses in ratio to sales	%	14
Further training expenditure	EUR m	1

Initiatives for quality of life

Involvement in social, cultural, sporting and local matters

As a significant economic player, EVN accepts its responsibility to become engaged in social matters in a manner appropriate to the company and its activities. Therefore, within the scope of its possibilities, EVN contributes to both social and charitable initiatives in its supply area and thus underlines its regional roots.

EVN is also active in the cultural sector. Since the mid-1990s, the nucleus of these activities has been formed by the EVN Collection, within the scope of which, the company has purchased works of international contemporary art and thus supported young artists.

Numerous other EVN initiatives within its social environment such as the support of diverse sporting events, co-operation with schools and technical colleges and involvement with current developments in the fields of science, technology and the energy industry round off the company's activities in this area.



In the case of both supply failures and disasters, the EVN drinking water treatment plants *make an important contribution to the securing of supply.*

Drinking water treatment plants for the victims of the tsunami disaster in Sri Lanka

In the aftermath of the unprecedented, South-East Asian tsunami flood disaster of December 2004, EVN decided to provide spontaneous and non-bureaucratic help to those in need. The company wished to not only make a financial donation to an aid organisation, but also to make a concrete contribution within the scope of its corporate competence. Therefore, it provided two drinking water treatment plants and a water bagging machine, worth a total of around EUR 150,000 for use in this crisis situation. This equipment was used immediately after the catastrophe in Sri Lanka and with a production capacity of around 150,000 l of drinking water per day, was able to meet the requirements of around 15,000 people.

In addition to a conventional treatment plant, the equipment provided by EVN consisted of an efficient reverse osmosis system, which is able to turn salt and brackish water into high-quality drinking water by means of the latest membrane technology. Moreover, this plant is even capable of decontaminating water subjected to atomic radiation. Thus EVN made a small contribution to the rapid supply of people with drinking water in the areas hardest hit by the tsunami.

In the meantime, the plants have been flown back from Sri Lanka and are now available to the Austrian federal army for other emergencies both at home and in other countries. For example, they were recently in action in the earthquake-struck region of Pakistan.



Children at a preliminary round of the 2005 Safety Tour 2005 at the EVN Theiss power station.

EVN's support of selected social initiatives during the 2004/05 financial year

As in the preceding years, during the period under review, EVN supported numerous social and charitable initiatives within its supply area. Among those to receive donations were the Hilfsgemeinschaft der Blinden und Sehschwachen Österreichs (Austrian Association for the Blind and Partially Sighted), the Austrian Red Cross and the Leopold-Figl-Stiftung, a trust dedicated to the professional training and further training of the socially underprivileged in Lower Austria. In addition, the Austrian Civil Defence Association also received support from EVN for its 2005 Safety Tour (Children's Safety Olympics).



The clown doctors, "Dr. Camilla Bigfeet" and "Dr. Franz Cleverclogs" receive a donation from EVN in the form of a cheque.

ROTE NASEN
CLOWNDOCTORS
INTERNATIONAL


Klassenplaner 2005/06
EVN

The EVN class planner, which was launched in 2002/03, enjoys unbroken popularity.

Support for the RED NOSE clown doctors

For over 10 years, the RED NOSE clown doctors have sought to bring a smile to the faces of sick and suffering children. Through their slapstick cheerfulness they bring the children courage, strength and moments of joy during their stays in hospital. In order to ensure that the clown doctors continue their weekly appearances at Krems Hospital, EVN presented the RED NOSES with the net box office takings from a children's musical and a "Schlager" concert held at the Theiss power station, which amounted to EUR 2,350.

One form of co-operation, from which both the environment and sick children benefit, was agreed between EVN and the RED NOSE clown doctors at the beginning of 2005. As a result of company participation in the "recycling4smile" programme, with immediate effect, part of the revenues from the sale of recycled toner cartridges will go to the RED NOSES. Within the scope of "recycling4smile" all EVN's empty cartridges are now collected and recycled by a RED NOSE partner. In turn, EVN makes a donation of EUR 1 to the RED NOSES for every recycled cartridge. Such recycling not only saves costs, but also conserves resources.

The EVN school service supports creative projects

For many years, the EVN school service has facilitated the access of teachers and students in Lower Austria to the topic of energy by means of an extensive range of teaching and learning aids and special school visitors. This objective is supported by numerous classroom presentations, excursions to EVN plants and the provision of ten thousand teaching aids per year. In addition, during the 2004/05 school year, EVN also supported various special projects relating to energy.

The EVN school service in figures

- During the 2004/05 school year, the 27 EVN school visitors held a total of 737 presentations in Lower Austrian schools.
- In the past academic year, 35,000 school students used EVN teaching aids on the topic of energy.
- 6,500 classes received the EVN class planner.



The winners! Class 3b from Breitenfurt primary school at the Ottenstein reservoir.


VN-BAND

The winning drawing in the "Music and Energy" competition, submitted by the 11-year-old Angelika Kessler from Neunkirchen.

- **"Thunder and Lighting" primary school competition**
  The "Thunder and Lightning" primary school competition, which was initiated by the "Learning with a Future" association, was provided with support by EVN throughout the project period. Teacher workshops and regional award ceremonies were held on EVN premises. The EVN school visitors with their specialist competence and personal commitment were available to lend a helping hand to both the organisers and the participants. EVN employees also formed part of the juries adjudging the submitted entries. The winning class received an exciting adventure day at the Ottenstein reservoir and power station organised by EVN.

- **Concerts with the Tonkünstler-Orchester Niederösterreich**
  The EVN-supported Tonkünstler-Orchester Niederösterreich is one of Austria's most important symphony orchestras. Among the various initiatives launched within the framework of this co-operation are the "Sound Games", which consist of regular school workshops for children and young people as an accompaniment to concerts. On the basis of the "Sound Games", during the past school year, young visitors were also able to tackle the links between energy and music in creative fashion in the course of the drawing competition "Music and Energy". EVN provided an MP3 player as a prize for the winning work.

- **Photographic competition**
  EVN not only encourages children and young people to involve themselves with the topic of energy during school time, but also in the holidays. In summer 2005, young photographers were invited to send in their best shots on the themes of "Energy in Lower Austria", "Energy in the Household" and "My Energy". The photos could be seen and judged on the **www.young.evn.at** homepage for schools and young people. The favourite photos in three age groups were initially chosen by means of voting. Then at the end of the summer vacation, a specialist jury adjudged this initial selection and picked the winners.





The prize-winning pictures from the EVN photographic competition.

"Nach Rokytník" – 10 years of the EVN Collection

In 2005, the EVN Collection celebrated its tenth birthday. Founded in 1995, the company collection set itself the task of accumulating works of contemporary art in an open and free manner. As the initiator of the collection, Dr. Rudolf Gruber, stated at its launch, in this context art should be understood as an "analytical instrument of today, which points to tomorrow." In the meantime, the collection has grown to 152 items and around ten more are added yearly. The claim of the company, which over the past decade has established itself as a supraregional services supplier, is also mirrored by the multinational nature of the artists represented within the collection.



MUMOK
Nach Rokytník
Die Sammlung der EVN
3.7.–18.9.2005
www.mumok.at

From the outset, a major objective was the gradual integration of the EVN Collection into the daily working environment and the encouragement of a critical approach on the part of employees to the works and the themes addressed. To this end, a large part of the collection is exhibited in the communication zones at EVN headquarters and the EVN FORUM in Maria Enzersdorf. Moreover, in the summer of 2005, the EVN Collection was exhibited in the Vienna Museum of Modern Art (MUMOK). The exhibition, which bore the title "Nach Rokytník", was well frequented, receiving over 25,000 visitors.

The newly published, complete catalogue "EVN Collection 95–05" also documents the tenth birthday of the Collection and is available from booksellers. The entire EVN Collection can also be viewed online under **www.evn-sammlung.at.**

On the occasion of its tenth birthday, the EVN Collection was the subject of an exhibition at the Vienna Museum of Modern Art under the title "Nach Rokytník". Below right: Speaker of the EVN Executive Board, Burkhard Hofer at the opening.






104
artists
x 15
works
10
years of the EVN Collection
Since its foundation in 1995, the EVN Collection has grown to include 152 works. The intention is that contemporary art should sharpen the vision and encourage the active and critical assessment of current developments in the economic and cultural fields.

Initial initiatives in Bulgaria

In January 2005, EVN took a decisive step forward with regard to future company development with the purchase of a 67% holding in both of the South-East Bulgarian electricity distribution companies, ERP Plovdiv und ERP Stara Zagora. As a power supplier to around 1.5 million customers and an employer of some 4,050 people, the EVN Group has thus assumed an important role in the Bulgarian economy.

EVN is well aware of its related responsibilities to both people and the environment and therefore, as in Austria, has launched start initiatives aimed at achieving a balanced approach to economic, ecological and social objectives. The background to these activities is formed by the economic and functional integration of the two companies into the EVN Group, which progressed rapidly during the period under review. Subsequently, EVN's strategy of sustainability will also be increasingly implemented in Bulgaria.

However, in view of the widely different circumstances, the sustainability initiatives in Bulgaria for the 2004/05 financial year are reported separately.

An overview of ERP Plovdiv and ERP Stara Zagora

The ERP Plovdiv and ERP Stara Zagora companies supply a total of around 1.5 million people, and thus roughly a third of all Bulgarian end customers, with electrical power. In 2004, between them, the power suppliers sold 6,597 GWh of electricity. As a result of the majority acquisition of the two companies, the EVN Group has tripled the size of its customer basis in the electricity sector and doubled its sales volumes to consumers. With an area of over 42,000 km^2, the companies' supply region is about the size of Switzerland. The Stara Zagora region offers major potential derived from Black Sea tourism and the trading activities at the port of Burgas, while Plovdiv is the second largest city in Bulgaria and is an important business and trade fair centre.

Through this acquisition, EVN has not only markedly expanded its existing energy business, but it has also gained access to the major potential offered by the dynamically expanding economy of an EU candidate country. It is EVN's intention to upgrade its business in the Bulgarian energy industry, which will be fully liberalised from 2007/08 onwards, on the basis of competitive structures and thus ensure a reliable and reasonably priced supply of electricity to Bulgarian customers. Investments in network modernisation, the substitution of meters and the reduction of technical line losses, will contribute to the attainment of this goal. In the medium- and long-term, EVN also intends to extend its multi-service utility concept to Bulgaria.

Electricity generation

At present, Bulgaria uses a single-buyer-model for electricity sourcing, which means that every power import, export and inter-regional transport transaction must be completed via the national electricity company, NEK. As far as national generation is concerned, all the large electricity producers, which were previously the property of NEK, have been disincorporated and should now be partially privatised. However, around 85% of production must still be sold to NEK, which then sells its electricity at a fixed price to the regional distribution companies. Nonetheless, since July 1, 2005, all customers with annual consumption of over 20 GWh have been classified as "privileged" and can purchase power directly from the producers. The market should be fully opened by 2007 or 2008 at the latest to coincide with the planned accession of Bulgaria to the EU.

In 2004/05 (October 2004-September 2005), 96.4% of the electricity provided by ERP Plovdiv and ERP Stara Zagora derived from NEK.

Initial measures – reductions in network losses
One focus of investment for the two companies now belonging to the EVN Group is a reduction in network losses, which in Bulgaria are still high. EVN is intent on cutting these losses, which in 2004 amounted to 19.7% at ERP Plovdiv and 13.5 % at ERP Stara Zagora to a European average of 10%, not just for economic reasons, but also from the perspective of the efficient use of resources.

The main reasons for these sizeable losses are old and insufficiently dimensioned transformer, distribution and transmission systems and illegal electricity tapping not registered by meters. An extensive investment programme costing EUR 19.4 m envisages the replacement and upgrading of network distributions systems, the expansion of network capacity, the intensified use of new meters, the lead sealing or relocation of meters, and the expansion of network capacity. By September 2005, 663,500 new meters had already been installed.

Reduction of environmental risks
EVN has also introduced a measure at its Bulgarian subsidiaries aimed at minimising the risk to the environment derived from transformer oil leaks. The networks of both companies contain a number of old secondary network transformers. Should these start to leak, small quantities of insulation oil can escape and partially flow into the soil. The related environmental risk is now to be reduced considerably by means of improved maintenance, the exchange of obsolete transformers and the construction of cable transformer substations with oil sumps.

Protection of the landscape, fauna and flora
Both ERP Plovdiv and ERP Stara Zagora play an active role in the protection of nature and the landscape. This extends to active contributions by both companies to programmes aimed at the conservation of protected species.



ERP Stara Zagora and ERP Plovdiv are supporting the protection of the white stork.

In 1999, the companies joined the environmental company "Zeleni Balkani" in a project aimed at safeguarding white storks nesting in the districts of Plovdiv and Stara Zagora. In order to protect this rare species against the dangers of electrical current, platforms have been mounted on electricity pylons on which the birds can build nests in safety. This project won an award from the Bulgarian Ministry of the Environment and Water Protection and in 2004 alone, involved the installation of 475 such platforms.

Integration into the EVN Group – extensive measures in the human resources sector
One major challenge faced by EVN in the past financial year was the integration of the two new Bulgarian subsidiaries.

Special attention was paid to corporate culture as the basis and backdrop for the interaction between employees and their work, and thus for Group success. As a result of increasing internationalisation, for some years EVN's corporate culture has been in a state of permanent flux. Every new subsidiary means an enrichment derived from fresh impulses, which at the same time, must be integrated into the context of the existing company culture and appropriately harmonised. In this connection, the size of the new Bulgarian subsidiaries alone makes their accession to the Group of special importance.

EVN endeavours to integrate the differing companies to a maximum extent and thus concentrate the strengths of all the enterprises within the Group and simultaneously facilitate the exploitation of synergy potential. Within the scope of its social responsibilities, EVN makes every effort to take the needs of employees into account during programmes aimed at increasing efficiency.

The exchange of experience and know-how and the promotion of an understanding of others, represent key elements in this integration concept. One major aspect of EVN's integration strategy is therefore the systematic exchange of employees, who like the Group as a whole, obtain additional opportunities through expansion.

- **Employee exchanges**
  An exchange programme has been created for the Bulgarian companies for precisely this purpose. This envisages the posting of Bulgarian employees to Austria and vice versa, in order that personal contacts can be established, reciprocal learning can occur and that mutual best practice can be adopted. During the past financial year, around 70 Austrian employees spent a considerable amount of their working time in Bulgaria, while a further 50 supported the integration project from Austria. Conversely, some 50 Bulgarian employees came to EVN in Austria for specialist stays.



0–100%
=400
health checks
In its first year of existence, the new company health check-up system was used by around 400 EVN employees. Moreover, the EVN health service, which has been in operation for many years, continued to enjoy great popularity. Apart from an extensive range of examination and consulting offers, some 600 inoculations are provided annually.

The excellent co-operation in the integration team, in which 44 Bulgarian co-ordinators worked closely with Austrian coaches, represented a decisive factor in the major progress already made towards the integration of the two new Group companies during the period under review. This teamwork is to be maintained during the second phase of the integration project, which will focus primarily on the external organisation. During the 2005/06 financial year, it is planned to restructure the entire external organisation of ERP Plovdiv and ERP Stara Zagora, in line with the example of the customer centres in Lower Austria. Four model centres are to be installed for this purpose, in which the heads of the Austrian customer centres will serve as coaches to their Bulgarian colleagues.

Educational structure ERP Plovdiv/Stara Zagora


7%
17%
15%
61%

- University graduates
- A-level graduates
- Vocational school graduates and employees with a completed apprenticeship
- Others

A focus on human resources development

The integration of the new companies also represents a challenge in the human resources development area. EVN has therefore implemented a range of measures aimed at improving employee qualifications in areas such as networks and energy (e.g. regulation management, sales, planning/sourcing), and diverse, cross-sectional administrative areas (e.g. accounting, controlling). Training and further training are targeted on the provision of support for the fulfilment of specific tasks. In this regard, inter-cultural training was also carried out. In addition, EVN employees have an opportunity to attend language courses in Bulgarian.

At the beginning of 2005 management audits were completed involving around 110 employees from the second and third management levels at ERP Plovdiv and ERP Stara Zagora. In the course of these human resources development measures, individual profiles of all the participants were prepared, which were used subsequently as a basis for company reorganisation and an important criterion for the reallocation of managerial positions.

During the 2005/06 financial year, the foundation of an ERP Academy in Bulgaria is planned, which among other activities will offer language courses in English and German. In addition, safety training, e.g. for working with electricity, management seminars and personality training will all be part of the programme.

EVN Bulgaria workforce – key indicators

		2004/05
Employees	Total	4,049
thereof women	%	29
thereof men	%	71
Employee fluctuation	%	4
Average length of service	Years	13
Average age	Years	43
Sick leave/employee	Days/year	12

Statement of the environmental verifiers

As lead verifiers of the Lloyd's Register environmental verifying organisation we have examined the content of the „Ecology" and „Society" sections of the EVN Sustainability Report 2004/05 and following the completion of an audit at the EVN AG location in Maria Enzersdorf on November 10 and 11, 2005 can verify both the content of the Sustainability Report 2004/05 and the derivative sustainable effects.

Vienna, November 11, 2005

Lloyd's Register Group
Environmental verifying organisation
Registration Number: A-V-022

Hans Kitzweger
Lead verifier

Harald Ketzer
Lead verifier

Verifiers' report

We were instructed by EVN AG to verify the figures contained in the EVN AG Sustainability Report for the 2004/05 financial year. The Sustainability Report itself is the responsibility of the EVN AG management.

On the basis of the assignment allocated to us, we express the following opinion:

The financial figures contained in the „Economy" section of this report are taken from the consolidated financial statements of EVN AG as at September 30, 2005, September 30, 2004 and September 30, 2003, which were prepared in accordance with the International Accounting Standards, respectively the International Financial Reporting Standards, and received our unqualified auditors' opinion. The financial data in the aforementioned section is correctly repeated.

In addition, we would like to point out that for an understanding of the financial figures, the consolidated financial statements of EVN AG for the 2004/05, 2003/04 and 2002/03 financial years should be read together with the notes to the financial statements.

Vienna, November 24, 2005

KPMG Alpen-Treuhand GmbH
Accounting and tax consultancy company

Johann Perthold m.p.
Chartered accountant and tax consultant

Maximilian Schreyvogel m.p.
Chartered accountant and tax consultant

EVN AG

Head Office
EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Corporate Communications
Renate Lackner-Gass
Phone +43 2236 200-12799
Fax +43 2236 200-82799
E-mail renate.lackner-gass@evn.at

Investor Relations
Georg Waldner
Phone +43 2236 200-12718
Fax +43 2236 200-82718
E-mail investor.relations@evn.at

Human Resources
Karl Huber
Phone +43 2236 200-12092
Fax +43 2236 200-84714
E-mail karl.huber@evn.at

Environmental Controlling and Safety
Hans-Georg Rych
Phone +43 2236 200-12526
Fax +43 2236 200-82526
E-mail umweltcontrolling@evn.at

Information on the Internet
www.responsibility.evn.at
www.evn.at
www.investor.evn.at

◁ Corporate and environmental policy statements.

Printed on chlorine-free bleached paper

EVN environmental policy statement

Minimisation of environmental impact
EVN seeks to minimise the environmental impact of its activities and strives to make an important contribution to the maintenance of the general ecological balance.

Sustainable development
We feel an obligation to the principle of sustainability and adopt a responsible approach to the resources entrusted to us. Our aim is to secure the long-term quality of the environment for future generations. We endeavour to balance ecological, economic and social objectives.

Improved environmental performance
EVN ensures compliance with all statutory requirements through the use of the very latest technology.

In addition, the company is committed to constant improvements in the standard of its environmental performance. Accordingly, plants causing emissions are accredited according to EMAS and ISO 14001 and subjected to annual external audits.

State-of-the-art environmental engineering
All of EVN's energy generation plants are of state-of-the-art design. In this connection, the environmental upgrading of existing capacity and installation of new plants at established locations are of special importance. At the same time, the company endeavours to husband resources through the highest possible efficiency levels and further the development of innovative, environmental protection technologies.

Resource conservation and climate protection
EVN employs a flexible generation mix comprised of energy from water, heat and renewable sources. Resource conservation constitutes a yardstick for our activities and therefore, the use of renewable fuels is an established feature in our strategies. Through increased efficiency, the utilisation of alternative energy sources and waste treatment, we make a valuable contribution to the climate protection targets of the EU, the Austrian Republic and the federal province of Lower Austria.

Landscape conservation
In the course of its energy transmission activities, EVN pays close attention to landscape conservation. Local network cabling projects and optimum line routing are two examples of this policy.

Waste management
The flows of material within our company are carefully monitored and controlled, facilitating waste prevention, recycling and correct disposal, in that order. The company also applies ecological criteria when selecting its material and equipment suppliers, and waste disposal contractors.

Energy consulting
Efficient, customer-oriented energy consulting is a matter of key importance to EVN. In addition to economic considerations, this also involves ecological aspects. Energy saving is one of the core principles of EVN consulting.

Work force motivation
The comprehensive range of tasks for an ecologically oriented company is so wide, that only well-informed and motivated employees can accomplish it. Therefore, EVN regards staff training and identification with the company's ecological policy as a major priority.

EVN corporate policy statement

The company
We are an energy and environmental services group based in the federal province of Lower Austria. We co-operate with both national and international partners and also carry out assignments via affiliated companies.

We intend to fulfil customer expectations and needs through our range of products and services in the energy, water, waste incineration and infrastructure services areas. As a result, we also contribute to the general quality of life.

We compete in the market as a quality supplier.

Our customers
Customer satisfaction is our top priority. Therefore, we deliver high-quality products and prompt service in a customer-friendly manner.

Our business range primarily involves the supply of electricity, natural gas, heat and water, as well as the treatment of wastewater and waste. Apart from these activities, we also provide numerous related services.

Our competence and infrastructure furnish us with opportunities for the expansion of our range of activities into additional, related areas of business and the supply of our services in new markets.

Together with our customers, we realise the basic principle of "Using energy wisely". Consequently, we offer extensive consulting and customised solutions.

Our shareholders
We have an obligation to provide our owners with sustained corporate success.

This not only includes the generation of adequate earnings and the payment of appropriate dividends, but also the focused further development of our business.

We aim for an open and long-term relationship with both our Austrian and international shareholders. To this end, we endeavour to achieve transparency through a comprehensive flow of information.

Our employees
Our claim with regard to the excellent quality of our products and services requires responsible, well informed and highly qualified employees, who are prepared to provide outstanding performance even under demanding circumstances.

High levels of personal initiative, mutual respect and team spirit contribute to sustained corporate success. Employee health care, safety, training and further training represent a company priority.

Our conduct and commitment play a major role in shaping the company's public image.

Our responsibilities
We are answerable to our customers, owners and employees. Therefore, economic prudence and sustainability constitute the business principles governing every aspect of company activity.

We have a responsibility to society. The intelligent use of energy and renewable energy sources, as well as a careful approach to nature, represent the benchmarks for our activities. The highest possible energy efficiency and innovative environmental protection systems are our goal.

We have a responsibility towards the general public. Accordingly, we feel obliged to pursue a policy of transparency, open communications and active corporate governance.

EVN meets its social responsibilities by opposing every form of discrimination in the workplace and day-to-day business.

We contribute to the sciences, arts and culture in a manner appropriate to our company.

Through the implementation of this corporate policy, we fulfil our claim to competence, "Using energy wisely."

leads the way.